Filed Pursuant to Rule 424(b)(3)
Registration No. 333-254282

Dear Fellow Stockholder:

Magyar Bancorp, Inc. (“Magyar Bancorp”), a Delaware corporation and the bank holding company of Magyar Bank, is soliciting stockholder votes regarding the mutual-to-stock conversion of Magyar Bancorp, MHC. Pursuant to a Plan of Conversion and Reorganization (the “Plan of Conversion”), our organization will convert from a partially public company to a fully public company by selling a minimum of 2,890,000 shares of our common stock.

The Proxy Vote

We must receive the approval of our stockholders before we can proceed with the transactions contemplated by the Plan of Conversion and Reorganization. Enclosed is a proxy statement/prospectus describing the proposals being presented at our special meeting of stockholders. Please vote the enclosed proxy card today. Our Board of Directors urges you to vote “FOR” approval of the Plan of Conversion and “FOR” approval to adjourn the special meeting if necessary to solicit additional votes to approve the Plan of Conversion.

The Exchange

Upon the completion of the conversion, your shares of Magyar Bancorp common stock will be exchanged for new shares of Magyar Bancorp common stock. The number of new shares that you receive will be based on an exchange ratio that is described in the proxy statement/prospectus. Shortly after the completion of the conversion, our exchange agent will send a transmittal form to each stockholder of Magyar Bancorp who holds stock certificates. The transmittal form will explain the procedure to follow to exchange your shares. Do not deliver your certificate(s) before you receive the transmittal form. Shares of Magyar Bancorp that are held in “street name” (e.g., in a brokerage account) and shares that are held in “book entry form” (i.e., electronically with the transfer agent) will be converted automatically at the completion of the conversion – no action or documentation will be required of you.

The Stock Offering

We are offering for sale shares of common stock of Magyar Bancorp at a price of $10.00 per share. The shares are first being offered in a subscription offering to eligible depositors of Magyar Bank. Magyar Bancorp public stockholders do not have priority rights to purchase shares in the subscription offering unless they are also eligible depositors of Magyar Bank. However, if we do not sell sufficient shares in the subscription offering to complete the offering, shares would be available for sale in a community offering to Magyar Bancorp public stockholders and others not eligible to subscribe for shares in the subscription offering. If you are interested in subscribing for shares of our common stock, contact our Stock Information Center at (877) 643-8198 to receive a stock order form and a prospectus. The stock offering period is expected to expire on June 18, 2021.

If you have any questions, please refer to the Questions & Answers section in this document.

Thank you for your support as a stockholder of Magyar Bancorp, Inc.

Sincerely,

John S. Fitzgerald

President and Chief Executive Officer

These securities are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Neither the Securities and Exchange Commission, the Board of Governors of the Federal Reserve System, the New Jersey Department of Banking and Insurance, nor any state securities regulator has approved or disapproved of these securities or determined if this proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

PROSPECTUS AND PROXY STATEMENT OF MAGYAR BANCORP, INC.

Magyar Bancorp, Inc., which we refer to as “Magyar Bancorp” in this document, is converting from the mutual holding company structure to a fully public stock holding company structure. Currently, Magyar Bank is a wholly owned subsidiary of Magyar Bancorp, and Magyar Bancorp, MHC owns 55.1% of Magyar Bancorp’s common stock. The remaining 44.9% of Magyar Bancorp’s common stock is owned by public stockholders. As a result of the conversion, Magyar Bancorp, MHC will merge with and into Magyar Bancorp and each share of Magyar Bancorp common stock owned by the public will be exchanged for between 0.9027 and 1.2213 shares of common stock of Magyar Bancorp, so that immediately after the conversion Magyar Bancorp’s public stockholders will own the same percentage of Magyar Bancorp common stock as they owned of Magyar Bancorp’s common stock immediately before the conversion, excluding any new shares purchased by them in the offering and their receipt of cash in lieu of fractional exchange shares, and reflecting certain assets held by Magyar Bancorp, MHC. The actual number of shares that you will receive will depend on the percentage of Magyar Bancorp common stock held by the public at the completion of the conversion, certain assets held by Magyar Bancorp, MHC, the final independent appraisal of Magyar Bancorp and the number of shares of Magyar Bancorp common stock sold in the offering described in the following paragraph. It will not depend on the market price of Magyar Bancorp common stock. See “Proposal 1 – Approval of the Plan of Conversion and Reorganization – Share Exchange Ratio for Current Stockholders” for a discussion of the exchange ratio. Based on the $13.30 per share closing price of Magyar Bancorp common stock as of the last trading day before the date of this proxy statement/prospectus, the initial value of the Magyar Bancorp common stock you receive in the share exchange will be less than the market value of the Magyar Bancorp common stock you currently own. See “Risk Factors – Risks Related to the Offering and the Exchange – The market value of Magyar Bancorp common stock received in the share exchange may be less than the market value of Magyar Bancorp common stock exchanged.”

Concurrently with the exchange offer, we are offering for sale up to 3,910,000 shares of common stock of Magyar Bancorp, representing the ownership interest of Magyar Bancorp, MHC in Magyar Bancorp as well as certain assets held by Magyar Bancorp, MHC. We are offering the shares of common stock to eligible depositors of Magyar Bank, to Magyar Bank’s tax qualified benefit plans and, if necessary, to the public, including Magyar Bancorp stockholders, at a price of $10.00 per share. The conversion of Magyar Bancorp, MHC and the offering and exchange of common stock by Magyar Bancorp is referred to herein as the “conversion and offering.” Once the conversion and offering are completed, Magyar Bank will continue to be a wholly owned subsidiary of Magyar Bancorp, and 100% of the common stock of Magyar Bancorp will be owned by public stockholders. As a result of the conversion and offering, Magyar Bancorp, MHC will cease to exist.

At the effective time of the conversion and as a result of the merger of Magyar Bancorp, MHC with and into Magyar Bancorp, Magyar Bancorp’s certificate of incorporation will be amended to increase the number of authorized shares of capital stock and to include a forum selection provision which, generally, requires lawsuits against or on behalf of Magyar Bancorp to be brought in federal or state court in Delaware.

Magyar Bancorp’s common stock is currently listed on the Nasdaq Global Market under the trading symbol “MGYR,” and we expect the shares of Magyar Bancorp common stock will continue to list and trade on the Nasdaq Global Market under the symbol “MGYR.”

The conversion and offering cannot be completed unless the stockholders of Magyar Bancorp approve the Plan of Conversion. Magyar Bancorp is holding a special meeting of stockholders at Ellery’s located at 701 Lincoln Blvd., Middlesex, New Jersey 08846 on June 30, 2021, at 2:00 p.m., Eastern time, to consider and vote upon the Plan of Conversion.

We must obtain the affirmative vote of (i) two-thirds of the total number of votes entitled to be cast at the special meeting by Magyar Bancorp stockholders, including votes representing shares held by Magyar Bancorp, MHC, and (ii) a majority of the total number of votes entitled to be cast at the special meeting by Magyar Bancorp stockholders other than Magyar Bancorp, MHC. Magyar Bancorp’s board of directors unanimously recommends that stockholders vote “FOR” approval of the Plan of Conversion.

This document serves as the proxy statement for the special meeting of stockholders of Magyar Bancorp and the prospectus for the shares of Magyar Bancorp common stock to be issued in exchange for shares of Magyar Bancorp common stock. We urge you to read this entire document carefully. You can also obtain information about us from documents that we have filed with the Securities and Exchange Commission and the Board of Governors of the Federal Reserve System. This document does not serve as the prospectus relating to the offering by Magyar Bancorp of its shares of common stock in the offering, which is being made pursuant to a separate prospectus. Stockholders of Magyar Bancorp are not required to participate in the stock offering.

This proxy statement/prospectus contains information that you should consider in evaluating the Plan of Conversion. In particular, you should carefully read the section captioned “Risk Factors” beginning on page 17 for a discussion of certain risk factors relating to the conversion and offering.

These securities are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Neither the Securities and Exchange Commission, the Board of Governors of the Federal Reserve System, the New Jersey Department of Banking and Insurance nor any state securities regulator has approved or disapproved of these securities or determined if this proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

For answers to your questions, read this proxy statement/prospectus, including the Questions and Answers section, beginning on page 1. Questions about voting on the Plan of Conversion may be directed to Laurel Hill Advisory Group, LLC, Monday through Friday from 9:00 a.m. to 5:00 p.m., Eastern time. Banks and brokers can call (516) 933-3100, and all others can call (888) 742-1305 (toll-free).

The date of this proxy statement/prospectus is May 14, 2021, and it is first being mailed to stockholders of Magyar Bancorp on or about May 24, 2021.

MAGYAR BANCORP, INC.

400 Somerset Street

New Brunswick, New Jersey 08901

(732) 342-7600

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

On June 30, 2021 at 2:00 p.m., Eastern time, Magyar Bancorp, Inc. (“Magyar Bancorp”) will hold a special meeting of stockholders at Ellery’s located at 701 Lincoln Blvd., Middlesex, New Jersey 08846.

At the meeting, stockholders will consider and act on the following:

1.

The approval of a Plan of Conversion, whereby Magyar Bancorp, MHC and Magyar Bancorp will convert and reorganize from the mutual holding company structure to the stock holding company structure, including the merger of Magyar Bancorp, MHC with and into Magyar Bancorp and amendments to Magyar Bancorp’s certificate of incorporation as a result of the conversion, as more fully described in the attached proxy statement/prospectus; and

2.

The approval of the adjournment of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes at the time of the special meeting to approve the Plan of Conversion;

Such other business that may properly come before the meeting.

NOTE: The board of directors is not aware of any other business to come before the meeting.

The board of directors has fixed the close of business on May 3, 2021, as the record date for the determination of stockholders entitled to notice of and to vote at the special meeting and at any adjournment or postponement thereof.

Upon written request addressed to the Corporate Secretary of Magyar Bancorp, Inc. at the above address, stockholders may obtain an additional copy of this proxy statement/prospectus and/or a copy of the Plan of Conversion. In order to assure timely receipt of these materials, Magyar Bancorp, Inc. must receive the written request by June 16, 2021.

Complete, sign and date the enclosed proxy card, which is solicited by the board of directors, and mail it in the enclosed envelope today. Alternatively, you may vote by mobile device or Internet as described on the proxy card. Your proxy will not be used if you attend the meeting and vote in person.

BY ORDER OF THE BOARD OF DIRECTORS

Karen LeBlon

Corporate Secretary

New Brunswick, New Jersey

May 14, 2021

QUESTIONS AND ANSWERS

FOR STOCKHOLDERS OF MAGYAR BANCORP, INC.

REGARDING THE PLAN OF CONVERSION AND REORGANIZATION

You should read this document for more information about the conversion. We have filed an application with the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) and the New Jersey Department of Banking and Insurance (“NJDOBI”) with respect to the conversion and offering. We have also filed an application with the NJDOBI with respect to amendments to Magyar Bank’s certificate of incorporation. The approvals of the Federal Reserve Board and the NJDOBI are required before we can consummate the conversion and offering. Any approval by the Federal Reserve Board or the NJDOBI does not constitute a recommendation or endorsement of the Plan of Conversion. Consummation of the conversion is also subject to approval of the Plan of Conversion by Magyar Bancorp’s stockholders, and to the satisfaction of certain other conditions.

Q.	WHAT ARE STOCKHOLDERS BEING ASKED TO APPROVE?

A.

Magyar Bancorp stockholders as of the close of business on May 3, 2021 are being asked to vote on the Plan of Conversion pursuant to which Magyar Bancorp, MHC will convert from the mutual to the stock form of organization, including the merger of Magyar Bancorp, MHC with and into Magyar Bancorp and amendments to Magyar Bancorp’s certificate of incorporation as a result of the conversion, as more fully described in the attached proxy statement/prospectus. As part of the conversion, Magyar Bancorp is offering its common stock to eligible depositors of Magyar Bank, to Magyar Bank’s tax qualified benefit plans and to the public. The shares offered represent Magyar Bancorp, MHC’s current ownership interest in Magyar Bancorp, adjusted for certain assets held by Magyar Bancorp, MHC. Your vote is very important. Without sufficient votes “FOR” approval of the Plan of Conversion, we cannot implement the Plan of Conversion and complete the stock offering.

In addition, Magyar Bancorp stockholders are being asked to approve the adjournment of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes at the time of the special meeting to approve the Plan of Conversion.

Q.	WHAT ARE THE REASONS FOR THE CONVERSION AND RELATED OFFERING?

A.	The primary reasons for the conversion and offering are to:

•	enhance our regulatory capital position to support growth and build stockholder value;

•	transition our organization to a stock holding company structure, which gives us greater flexibility to access the capital markets compared to our existing mutual holding company structure;

•	improve the liquidity of our shares of common stock;

•	facilitate our stock holding company’s ability to pay dividends to our public stockholders; and

•	facilitate future mergers and acquisitions.

As a fully converted stock holding company, we will have greater flexibility in structuring mergers and acquisitions, including the form of consideration that we can use to pay for an acquisition. Our current mutual holding company structure limits our ability to offer shares of our common stock as consideration in a merger or acquisition since Magyar Bancorp, MHC is required to own a majority of Magyar Bancorp’s outstanding shares of common stock. Potential sellers often want stock for at least part of the purchase price. Our new stock holding company structure will enable us to offer stock or cash consideration, or a combination of stock and cash, and therefore will enhance our ability to compete with other bidders when acquisition opportunities arise. We currently have no arrangements or understandings regarding any specific acquisition. See “Proposal 1 – Approval of the Plan of Conversion and Reorganization – Reasons

for the Conversion” for a more complete discussion of our reasons for conducting the conversion and offering.

Q.	WHAT WILL STOCKHOLDERS RECEIVE FOR THEIR EXISTING MAGYAR BANCORP SHARES?

A.

As more fully described in “Proposal 1 – Approval of the Plan of Conversion and Reorganization – Share Exchange Ratio for Current Stockholders,” depending on the number of shares sold in the offering, each share of common stock that you own at the time of the completion of the conversion will be exchanged for between 0.9027 shares at the minimum and 1.2213 shares at the maximum of the offering range of Magyar Bancorp common stock (cash will be paid in lieu of any fractional shares). For example, if you own 100 shares of Magyar Bancorp common stock, and the exchange ratio is 1.2213 (at the maximum of the offering range), after the conversion you will receive 122 shares of Magyar Bancorp common stock and $1.30 in cash, the value of the fractional share based on the $10.00 per share purchase price of stock in the offering.

If you own shares of Magyar Bancorp common stock in a brokerage account in “street name” or electronically with our transfer agent in “book entry” form, your shares will be automatically exchanged within your account, and you do not need to take any action to exchange your shares of common stock or receive cash in lieu of fractional shares. If you own shares in the form of Magyar Bancorp stock certificates, after the completion of the conversion and offering, our exchange agent will mail to you a transmittal form with instructions to surrender your stock certificates. A statement reflecting your ownership of shares of common stock of Magyar Bancorp and a check representing cash in lieu of fractional shares will be mailed to you within five business days after the exchange agent receives a properly executed transmittal form and your existing Magyar Bancorp stock certificate(s). All shares of Magyar Bancorp common stock will be issued in book-entry form, meaning that Magyar Bancorp will not issue stock certificates. Do not submit your stock certificate(s) until you receive a transmittal form.

Q.	WHY WILL THE SHARES THAT I RECEIVE BE BASED ON A PRICE OF $10.00 PER SHARE RATHER THAN THE TRADING PRICE OF THE COMMON STOCK BEFORE COMPLETION OF THE CONVERSION?

A.

The shares will be based on a price of $10.00 per share because that is the price at which Magyar Bancorp will sell shares in its offering. The amount of common stock Magyar Bancorp will issue at $10.00 per share in the offering and the exchange is based on an independent appraisal of the estimated market value of Magyar Bancorp by RP Financial, LC., an appraisal firm experienced in the appraisal of financial institutions. RP Financial, LC. has estimated that, as of February 5, 2021, this market value was $61.7 million. Based on federal regulations, the market value forms the midpoint of a range with a minimum of $52.5 million and a maximum of $71.0 million. Based on this valuation and the valuation range, the number of shares of common stock of Magyar Bancorp that existing public stockholders of Magyar Bancorp will receive in exchange for their shares of Magyar Bancorp common stock is expected to range from 2,356,399 to 3,188,070, with a midpoint of 2,772,234 (a value of approximately $23.6 million to $31.9 million, with a midpoint of $27.7 million, based on a price of $10.00 per share). The number of shares received by the existing public stockholders of Magyar Bancorp is intended to maintain their existing ownership in our organization (excluding any new shares purchased by them in the offering and their receipt of cash in lieu of fractional exchange shares, and as adjusted to reflect certain assets held by Magyar Bancorp, MHC). The independent appraisal is based in part on Magyar Bancorp’s financial condition and results of operations, the pro forma impact of the additional capital raised by the sale of shares of common stock in the offering, and an analysis of a peer group of ten publicly traded savings and loan and bank holding companies that RP Financial, LC. considered comparable to Magyar Bancorp.

Q.	DOES THE EXCHANGE RATIO DEPEND ON THE TRADING PRICE OF MAGYAR BANCORP COMMON STOCK?

A.

No. The exchange ratio will not be based on the market price of Magyar Bancorp common stock. Instead, the exchange ratio will be based on the appraised value of Magyar Bancorp. The purpose of the exchange ratio is to maintain the ownership percentage of public stockholders of Magyar Bancorp (excluding any new shares purchased by them in the offering, their receipt of cash in lieu of fractional exchange shares and as adjusted to reflect certain assets held by Magyar Bancorp, MHC). Therefore, changes in the price of Magyar Bancorp common stock between now and the completion of the conversion and offering will not affect the calculation of the exchange ratio.

Q.	SHOULD I SUBMIT MY STOCK CERTIFICATE(S) NOW?

A.

No. If you hold stock certificate(s), instructions for exchanging the certificates will be sent to you by our exchange agent after the completion of the conversion and offering. If your shares are held in “street name” (e.g., in a brokerage account) or electronically with our transfer agent in “book entry” form, in either case rather than in certificate form, the share exchange will be reflected automatically in your account upon completion of the conversion.

Q.	HOW DO I VOTE?

A.

Mark, sign and date each proxy card enclosed, and return the card(s) to us in the enclosed proxy reply envelope. Alternatively, you may vote by Internet or mobile device by following the instructions on the proxy card. For information on submitting your proxy, please refer to instructions on the enclosed proxy card. YOUR VOTE IS VERY IMPORTANT. PLEASE VOTE TODAY.

Q.	IF MY SHARES ARE HELD IN STREET NAME, WILL MY BROKER, BANK OR OTHER NOMINEE AUTOMATICALLY VOTE ON THE PLAN ON MY BEHALF?

A.

No. Your broker, bank or other nominee will not be able to vote your shares without instructions from you. You should instruct your broker, bank or other nominee to vote your shares, using the directions that they provide to you.

Q.	WHY SHOULD I VOTE? WHAT HAPPENS IF I DON’T VOTE?

A.

Your vote is very important. We believe the conversion and offering are in the best interests of our stockholders. Not voting all the proxy card(s) you receive will have the same effect as voting “against” the approval of the Plan of Conversion. Without sufficient favorable votes “FOR” approval of the Plan of Conversion, we cannot complete the conversion and offering.

Q.	WHAT IF I DO NOT GIVE VOTING INSTRUCTIONS TO MY BROKER, BANK OR OTHER NOMINEE?

A.	Your vote is important. If you do not instruct your broker, bank or other nominee to vote your shares, the unvoted proxy will have the same effect as a vote “against” the Plan of Conversion.

Q.	MAY I PLACE AN ORDER TO PURCHASE SHARES IN THE COMMUNITY OFFERING, IN ADDITION TO THE SHARES THAT I WILL RECEIVE IN THE EXCHANGE?

A.

Yes. If you would like to receive a prospectus and stock order form, you must call our Stock Information Center at (877) 643-8198, Monday through Friday between 10:00 a.m. and 4:00 p.m., Eastern time. The Stock Information Center is closed bank holidays.

Eligible depositors of Magyar Bank have priority subscription rights allowing them to purchase common stock in a subscription offering. Shares not purchased in the subscription offering may be available for sale to the public in a community offering, as described in this document. If orders for Magyar Bancorp common stock in a community offering exceed the number of shares available for sale, shares will be allocated (to the extent shares remain available) as follows: first, to cover orders of natural persons (including trusts of natural persons) residing in the New Jersey counties of Middlesex, Somerset, Monmouth, Hunterdon and Union, and then to existing stockholders of Magyar Bancorp at the close of business on May 3, 2021 and then to the general public.

Stockholders of Magyar Bancorp are subject to an ownership limitation. Shares of common stock purchased in the offering by a stockholder and his or her associates or individuals acting in concert with the stockholder, plus any shares a stockholder and these individuals receive in the exchange for existing shares of Magyar Bancorp common stock, may not exceed 9.9% of the total shares of common stock of Magyar Bancorp to be issued and outstanding after the completion of the conversion.

Properly completed and signed stock order forms, with full payment, must be received (not postmarked) no later than 2:00 p.m., Eastern time, on June 18, 2021.

Q.	WILL THE CONVERSION HAVE ANY EFFECT ON DEPOSIT AND LOAN ACCOUNTS AT MAGYAR BANK?

A.

No. The account number, amount, interest rate and withdrawal rights of deposit accounts will remain unchanged. Deposits will continue to be federally insured by the Federal Deposit Insurance Corporation up to the legal limit. Loans and rights of borrowers will not be affected. Depositors will no longer have voting rights in Magyar Bancorp, MHC as to matters currently requiring such vote. Magyar Bancorp, MHC will cease to exist after the conversion and offering. Only stockholders of Magyar Bancorp will have voting rights after the conversion and offering.

OTHER QUESTIONS?

For answers to other questions, please read this proxy statement/prospectus. Questions about voting on the Plan of Conversion may be directed to Laurel Hill Advisory Group, LLC, Monday through Friday from 9:00 a.m. to 5:00 p.m., Eastern time. Banks and brokers can call (516) 933-3100, and all others can call (888) 742-1305 (toll-free). Questions about the stock offering may be directed to our Stock Information Center at (877) 643-8198, Monday through Friday between 10:00 a.m. and 4:00 p.m., Eastern time. The Stock Information Center is closed bank holidays.

SUMMARY

This summary highlights material information from this proxy statement/prospectus and may not contain all the information that is important to you. To understand the conversion and other proposals fully, you should read this entire document carefully, including the sections entitled “Risk Factors,” “Proposal 1 – Approval of The Plan of Conversion and Reorganization,” “Proposal 2 – Adjournment of the Special Meeting” and the consolidated financial statements and the notes to the consolidated financial statements.

The Special Meeting

Date, Time and Place. Magyar Bancorp will hold its special meeting of stockholders at Ellery’s located at 701 Lincoln Blvd., Middlesex, New Jersey 08846 on June 30, 2021, at 2:00 p.m., Eastern time.

The Proposals. Stockholders will be voting on the following proposals at the special meeting:

1.

The approval of a Plan of Conversion whereby: (a) Magyar Bancorp, MHC and Magyar Bancorp will convert and reorganize from the mutual holding company structure to the stock holding company structure; (b) Magyar Bancorp, MHC will merge into Magyar Bancorp, and Magyar Bancorp’s certificate of incorporation will be amended as described in this proxy statement/prospectus; (c) the outstanding shares of Magyar Bancorp, other than those held by Magyar Bancorp, MHC, will be converted into new shares of common stock of Magyar Bancorp; and (d) Magyar Bancorp will offer shares of its common stock for sale in a subscription offering, a community offering and, if necessary, a syndicated offering. A vote to approve the Plan of Conversion includes a vote to approve the merger of Magyar Bancorp, MHC into Magyar Bancorp and the amendments to the certificate of incorporation of Magyar Bancorp;

2.

The approval of the adjournment of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes at the time of the special meeting to approve the Plan of Conversion; and

Such other business that may properly come before the meeting.

Vote Required for Approval of Proposals by the Stockholders of Magyar Bancorp

Proposal 1: Approval of the Plan of Conversion. We must obtain the affirmative vote of (i) two-thirds of the total number of votes entitled to be cast at the special meeting by Magyar Bancorp stockholders, including votes representing shares held by Magyar Bancorp, MHC, and (ii) a majority of the total number of votes entitled to be cast at the special meeting by Magyar Bancorp stockholders other than Magyar Bancorp, MHC.

Proposal 1 must also be approved by the depositors of Magyar Bank at a special meeting called for that purpose. Depositors will receive separate proxy materials from Magyar Bancorp, MHC regarding the conversion.

Proposal 2: Approval of the adjournment of the special meeting. We must obtain the affirmative vote of at least a majority of the votes cast by Magyar Bancorp stockholders at the special meeting to adjourn the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes at the time of the special meeting to approve the proposal to approve the Plan of Conversion.

Other Matters. We must obtain the affirmative vote of the majority of the votes cast by holders of outstanding shares of common stock of Magyar Bancorp. At this time, we know of no other matters that may be presented at the special meeting.

Revocability of Proxies

You may revoke your proxy at any time before the vote is taken at the special meeting. To revoke your proxy, you must advise the corporate secretary of Magyar Bancorp in writing before your common stock has been voted at the special meeting, deliver a signed, later-dated proxy or attend the special meeting and vote your shares in person. Attendance at the special meeting will not in itself constitute revocation of your proxy.

Vote by Magyar Bancorp, MHC

Management anticipates that Magyar Bancorp, MHC, our majority stockholder, will vote all of its shares of common stock in favor of all the matters set forth above. If Magyar Bancorp, MHC votes all of its shares in favor of each proposal, the approval of the adjournment of the special meeting, if necessary would be assured.

As of May 3, 2021, the directors and executive officers of Magyar Bancorp beneficially owned 218,049 shares, or approximately 3.8% of the outstanding shares of Magyar Bancorp common stock, and Magyar Bancorp, MHC owned 3,200,450 shares, or approximately 55.1% of the outstanding shares of Magyar Bancorp common stock.

Vote Recommendations

Your board of directors unanimously recommends that you vote “FOR” approval of the Plan of Conversion, which includes approval of the merger of Magyar Bancorp, MHC into Magyar Bancorp, Inc. and approval of the amendments to Magyar Bancorp’s certificate of incorporation and “FOR” approval of the adjournment of the special meeting, if necessary.

Our Business

Our principal business, which is conducted primarily through Magyar Bank, consists of attracting retail deposits from the general public in the areas surrounding our corporate headquarters in New Brunswick, New Jersey and our branch offices located in Middlesex and Somerset counties, New Jersey, and investing those deposits, together with funds generated from operations and wholesale funding, in residential mortgage loans, home equity loans, home equity lines of credit, commercial real estate loans, commercial business loans, Small Business Administration (“SBA”) loans, construction loans and investment securities. We also originate consumer loans, which consist primarily of secured demand loans. We originate loans primarily for retention in our loan portfolio. However, from time to time we have sold some of our long-term, fixed-rate residential mortgage loans into the secondary market, while retaining the servicing rights for such loans. In addition, we sell the SBA-guaranteed portion of SBA loans while retaining the servicing rights for such loans. Our revenues are derived principally from interest on loans and securities. Our investment securities consist primarily of mortgage-backed securities and U.S. Government and government-sponsored enterprise obligations. We also generate revenues from fees and service charges. Our primary sources of funds are deposits, borrowings and principal and interest payments on loans and securities. Magyar Bank is subject to comprehensive regulation and examination by the New Jersey Department of Banking and Insurance (the “NJDOBI”) and the Federal Deposit Insurance Corporation (“FDIC”) and is a member of the Federal Home Loan Bank system. Magyar Bancorp is subject to comprehensive regulation and examination by the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”).

Plan of Conversion and Reorganization

The boards of directors of Magyar Bancorp, MHC, Magyar Bancorp and Magyar Bank have adopted the Plan of Conversion, pursuant to which Magyar Bank will reorganize from a mutual holding company structure to a stock holding company structure. Public stockholders of Magyar Bancorp will receive new shares in Magyar Bancorp in exchange for their existing shares of Magyar Bancorp common stock based on an exchange ratio. See “– The Exchange of Existing Shares of Magyar Bancorp Common Stock.” This conversion to a stock holding company structure also includes the offering by Magyar Bancorp of shares of its common stock to eligible depositors of Magyar Bank and to the public, including Magyar Bancorp stockholders, in a subscription offering and, if necessary, in a community offering and/or in a separate offering through a syndicate of broker-dealers, referred to in this proxy statement/prospectus as the syndicated offering. Following the conversion and offering, Magyar Bancorp, MHC will no longer exist, and Magyar Bancorp will continue to be the parent company of Magyar Bank.

The conversion and offering cannot be completed unless the stockholders of Magyar Bancorp approve the Plan of Conversion. Magyar Bancorp’s stockholders will vote on the Plan of Conversion at Magyar Bancorp’s special meeting. This document is the proxy statement used by Magyar Bancorp’s board of directors to solicit proxies for the special meeting. It is also the prospectus of Magyar Bancorp regarding the shares of Magyar Bancorp common stock to be issued to Magyar Bancorp’s stockholders in the share exchange. This document does not serve as the prospectus relating to the offering by Magyar Bancorp of its shares of common stock in the subscription offering and any community offering or syndicated community offering, which will be made pursuant to a separate prospectus.

Our Organizational Structure

We have operated in a two-tier mutual holding company structure since 2006, when Magyar Bank reorganized from a New Jersey-chartered mutual savings bank into the two-tiered mutual holding company structure and became the wholly owned stock savings bank subsidiary of Magyar Bancorp. At that time, Magyar Bancorp completed an initial public offering by selling 2,618,820 shares, or 44.2% of its outstanding common stock, to depositors of Magyar Bank and the public (including the Magyar Bank Employee Stock Ownership Plan) and contributed 104,472 shares of common stock and $500,000 in cash to the Magyar Bank Charitable Foundation.

Pursuant to the terms of the Plan of Conversion, we are converting from a two-tier mutual holding company corporate structure to the fully public stock holding company corporate structure. Upon completion of the conversion, Magyar Bancorp, MHC will cease to exist and Magyar Bancorp will continue to own 100% of Magyar Bank. The conversion will be accomplished by the merger of Magyar Bancorp, MHC with and into Magyar Bancorp. The shares of Magyar Bancorp common stock being offered for sale represent the majority ownership interest in Magyar Bancorp currently held by Magyar Bancorp, MHC. Public stockholders of Magyar Bancorp will receive new shares of common stock of Magyar Bancorp in exchange for their shares of Magyar Bancorp at an exchange ratio intended to preserve approximately the same aggregate ownership interest in Magyar Bancorp, adjusted downward to reflect certain assets held by Magyar Bancorp, MHC, without giving effect to new shares purchased in the offering or cash paid in lieu of any fractional shares. The shares of Magyar Bancorp common stock owned by Magyar Bancorp, MHC will be canceled.

The following diagram shows our current organizational structure, reflecting ownership percentages at December 31, 2020:

After the conversion and offering are completed, we will be organized as a fully public stock holding company, as follows:

Business Strategy

Our current business strategy consists of the following:

•

Continue to grow our loan portfolio prudently and further diversify our loan portfolio. Our loan portfolio has increased to $607.0 million at December 31, 2020 compared to $611.3 million at September 30, 2020, $523.0 million at September 30, 2019 and $512.5 million at September 30, 2018. In recent years, consistent with our business strategy, our biggest areas of loan growth have been in commercial real estate, which increased $41.0 million, or 18.7%, from September 30, 2018 to December 31, 2020, and in commercial business loans, which increased $37.9 million, or 71.1%, from September 30, 2018 to December 31, 2020. Included in the December 31, 2020 balance of commercial business loans was $46.0 million of loans originated through the SBA’s Paycheck Protection Program (“PPP”). We intend to continue to grow our loan portfolio, with a focus primarily on commercial real estate and to a lesser extent commercial business lending. Although we will continue to emphasize the origination of one- to four-family residential mortgage loans, we expect our continued emphasis on commercial real estate and commercial business lending will result in the continued diversification of our loan portfolio with a lower concentration in one- to four-family residential real estate loans.

•

Continue to support our customers and our local community. During the COVID-19 pandemic, as we have done during prior economic downturns, we are taking actions to support our customers and our local communities. For example, during the year ended September 30, 2020, we originated $56.0 million of small business loans under the PPP, created by the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), which was signed into law in March 2020. As a result of our participation in the PPP, in addition to the loans originated, at December 31, 2020, we had 114 new business customers through the PPP with an aggregate balance of $14.0 million in core deposits and we believe we will retain a significant number of these customers. Furthermore, in response to the COVID-19 pandemic, we have implemented protocols and processes to help protect our employees, customers and communities, including leveraging our business continuity plans and capabilities that include critical operations teams being divided and dispersed to separate locations and, when possible, having employees work from home, while remaining open in all branch locations. In addition, we participated in the Federal Home Loan Bank of New York’s Covid-19 Small Business Recovery Grant Program and distributed $100,000 to local business and non-profits in our community. Our commitment to the communities we serve has resulted in Magyar Bank receiving a rating of “Outstanding” from the FDIC for our compliance with the Community Reinvestment Act on five consecutive examinations by the FDIC. An “Outstanding” rating is considered a benchmark for a bank’s level of care and concern for the communities it serves. Additionally, each year we support over 100 organizations through corporate donations and employees volunteering their time. Prior to the COVID-19 pandemic, our employees frequently attended events around the community, from serving meals at local soup kitchens, to providing financial education seminars and preparing first-time homebuyers in achieving homeownership. We still engage in these types of activities in a virtual format, and once the restrictions are lifted, we expect to continue to be an active civic leader in our communities through these types of engagements.

•

Focus on Technological Innovation. In recent years, we have increased our focus on utilizing technology to provide our customers with the most convenient and secure delivery platforms as well as improving our efficiency. We believe that recent technological improvements to our online banking and mobile application services were a critical element in allowing our customers to migrate to these delivery channels during the COVID-19 pandemic, and enabling them to safely conduct most of their banking transactions remotely. Our mobile applications allow customers to make deposits with their phones, as well as providing remote capture deposit functions for our business customers. Additionally, the addition of the Zelle online person-to-person payment feature has facilitated our customers’ ability to pay their friends and family members through a secure virtual platform. We intend to continue to utilize technology to improve our customers’ banking experience and improve our efficiency. Looking ahead, technological improvements we are researching include cash recyclers for branches to reduce the time it takes to complete transactions in the branch, an online deposit application that would allow customers to open accounts remotely, and a mobile application for business accounts. We believe that our current and prospective technological enhancements will not only improve our customers’ banking experience but also will improve our efficiency and thereby ultimately reduce operating expenses.

•

Continue to grow our core deposits. We consider our core deposits to include demand accounts, savings accounts, negotiable orders of withdrawal (NOW) and money market accounts. We will continue our efforts to increase our core deposits to provide a stable source of funds to support loan growth at costs consistent with improving our interest rate spread and net interest margin. Core deposits also help us maintain loan-to-deposit ratios at levels consistent with regulatory expectations. Such deposits totaled $493.3 million, or 80.6% of total deposits, as of December 31, 2020, compared to $399.8 million, or 75.4% of total deposits, as of September 30, 2018. Core deposits have also increased as we have held the proceeds of PPP loans originated to customers and deposited with Magyar Bank, including $14.0 million of deposits from 114 new customers of Magyar Bank at December 31, 2020 as a result of the PPP. While we expect some of these deposits to decrease as businesses utilize the PPP loan proceeds, we will focus on retaining as many of these new customer relationships as possible. We intend to continue to emphasize the aggregation of core deposits by incentivizing lenders to increase loan customer deposits and continuing to provide innovative products to our customers.

•

Continue to manage credit risk to maintain a low level of non-performing assets. We believe strong asset quality remains a key to our long-term financial success and is important in supporting our intended loan growth. Managing credit risk also reduces the provisions we require to maintain our allowance for loan losses, which enables us to use additional funds to support sales and marketing initiatives as well as invest in information technology systems customarily associated with a larger financial institution. Our total non-performing assets to total assets ratio was 1.63% at December 31, 2020, 1.63% at September 30, 2020 and 2.29% at September 30, 2019. Our strategy for credit risk management continues to focus on having an experienced team of credit professionals, well-defined policies and procedures, appropriate loan underwriting criteria and active credit monitoring. This includes enhanced loan monitoring of higher risk portfolio segments, higher risk individual loans and larger relationships within the portfolio, and more frequent loan grade review. We will also continue more frequent communication with large borrowers and borrowers within pandemic-affected segments, such as the hospitality and restaurant industries, and we will further continue obtaining interim financial statements, when available, and monitoring past due loans, as well as loans that were deferred as a result of COVID-19 hardships and that are required to resume normal monthly payments. Furthermore, given the uncertainty surrounding the length and severity of the COVID-19 pandemic, management has established and will continue to use enhanced underwriting criteria for all loan types, with a particular focus on portfolio segments identified as having elevated risk.

Reasons for the Conversion

Our primary reasons for converting to the fully public stock form of ownership and undertaking the offering are to:

•

Enhance our regulatory capital position to support growth and build stockholder value. A strong capital position is essential to achieving our long-term objectives of growing Magyar Bank and building stockholder value. Although Magyar Bank currently exceeds all regulatory capital requirements, the proceeds from the offering will materially strengthen our capital position and enable us to support our planned growth and expansion through larger legal lending limits and reduced loan concentrations as a percentage of regulatory capital. The augmented regulatory capital will be essential to the continued implementation of our business strategy.

•

Transition our organization to a stock holding company structure, which gives us greater flexibility to access the capital markets compared to our existing mutual holding company structure. The stock holding company structure gives us greater flexibility to access the capital markets to support our growth through possible future equity and debt offerings. We have no current plans, agreements or understandings regarding any additional equity or debt offerings.

•

Improve the liquidity of our shares of common stock. We expect that the larger number of publicly traded shares that will be outstanding after completion of the conversion and offering will result in a more liquid and active market for our common stock. A more liquid and active market will make it easier for our stockholders to buy and sell our common stock and will give us greater flexibility in implementing capital management strategies.

•

Facilitate our stock holding company’s ability to pay dividends to our public stockholders. Current regulations of the Federal Reserve Board substantially restrict the ability of Magyar Bancorp, MHC to waive dividends declared by Magyar Bancorp. Accordingly, because any dividends declared and paid by Magyar Bancorp would have to be paid to Magyar Bancorp, MHC along with all other stockholders, the amount of dividends available for all other stockholders would be less than if Magyar Bancorp, MHC were to waive the receipt of dividends. The conversion will eliminate our mutual holding company structure and will facilitate our ability to pay dividends to all stockholders of Magyar Bancorp, subject to legal, regulatory and financial considerations applicable to all financial institutions. See “Our Dividend Policy.”

•

Facilitate future mergers and acquisitions. Although we do not currently have any understandings or agreements regarding any specific acquisition transaction, the stock holding company structure will give us greater flexibility to structure, and make us a more attractive and competitive bidder for, mergers and acquisitions of other financial institutions or business lines as opportunities arise. The additional capital raised in the offering also will enable us to consider larger merger transactions. In addition, although we intend to remain an independent financial institution, the stock holding company structure may make us a more attractive acquisition candidate for other institutions. Applicable regulations prohibit anyone from acquiring or offering to acquire more than 10% of our stock for three years following completion of the conversion without regulatory approval.

See “Proposal 1 – Approval of the Plan of Conversion and Reorganization” for a more complete discussion of our reasons for conducting the conversion and offering.

Conditions to Completion of the Conversion

We cannot complete the conversion and offering unless:

•	The Plan of Conversion is approved by a majority of votes eligible to be cast by the depositors of Magyar Bank as of the close of business on May 3, 2021;

•

The Plan of Conversion is approved by Magyar Bancorp stockholders holding at least two-thirds of the outstanding shares of common stock of Magyar Bancorp as of the close of business on May 3, 2021, including shares held by Magyar Bancorp, MHC;

•

The Plan of Conversion is approved by Magyar Bancorp stockholders holding a majority of the outstanding shares of common stock of Magyar Bancorp as of the close of business on May 3, 2021, excluding shares held by Magyar Bancorp, MHC;

•	We sell at least the minimum number of shares of common stock offered in the offering; and

•	We receive all required regulatory approvals to complete the conversion and offering.

Magyar Bancorp, MHC intends to vote its shares in favor of the Plan of Conversion. At the close of business on May 3, 2021, Magyar Bancorp, MHC owned 3,200,450 shares, or approximately 55.1%, of the outstanding shares of common stock of Magyar Bancorp. At the close of business on May 3, 2021, the directors and executive officers of Magyar Bancorp and their affiliates owned 218,049 shares of Magyar Bancorp, or 3.8% of the outstanding shares of common stock and 8.4% of the outstanding shares of common stock excluding shares held by Magyar Bancorp, MHC. They intend to vote those shares in favor of the Plan of Conversion.

Steps We May Take if We Do Not Receive Orders for the Minimum Number of Shares

If we do not receive orders for at least 2,890,000 shares of common stock, we may take one or more steps to sell the minimum number of shares of common stock in the offering range. Specifically, we may:

(i)	increase the purchase and ownership limitations; and/or

(ii)	seek regulatory approval to extend the offering beyond August 2, 2021, as long as we resolicit subscribers who previously submitted subscriptions in the offering.

If we extend the offering past August 2, 2021, all subscribers will be notified and given an opportunity to confirm, change or cancel their orders. If you do not respond to the notice of extension, we will cancel your stock order and promptly return your funds with interest at 0.05% per annum for funds received in the subscription and community offering or cancel your deposit account withdrawal authorization. If one or more purchase limitations are increased, subscribers in the subscription offering who ordered the maximum amount and who indicated a desire to be resolicited on the stock order form will be given the opportunity to increase their subscriptions up to the then-applicable limit.

The Exchange of Existing Shares of Magyar Bancorp Common Stock

If you are a stockholder of Magyar Bancorp immediately before the completion of the conversion, your shares will be converted into new shares of common stock of Magyar Bancorp. The number of shares of common stock you will receive will be based on the exchange ratio, which will depend upon our final appraised value and the percentage of outstanding shares of Magyar Bancorp common stock owned by public stockholders immediately before the completion of the conversion. The table also shows the number of shares of Magyar Bancorp common stock a hypothetical owner of Magyar Bancorp common stock would receive in exchange for 100 shares of Magyar

Bancorp common stock owned at the completion of the conversion, depending on the number of shares of common stock issued in the offering.

	Shares to be Sold in The Offering		New Shares of Magyar Bancorp to be Issued for Shares of Existing Magyar Bancorp		Total Shares of Common Stock to be Issued in Exchange and Offering	Exchange Ratio	Equivalent Value of Shares Based Upon Offering Price (1)	Equivalent Pro Forma Tangible Book Value Per Exchanged Share (2)	Whole Shares to be Received for 100 Existing Shares (3)
	Amount	Percent	Amount	Percent
Minimum	2,890,000	55.1%	2,356,399	44.9%	5,246,399	0.9027	$9.03	$15.66	90
Midpoint	3,400,000	55.1%	2,772,234	44.9%	6,172,234	1.0620	$10.62	$14.04	106
Maximum	3,910,000	55.1%	3,188,070	44.9%	7,098,070	1.2213	$12.21	$12.83	122

(1)

Represents the value of shares of Magyar Bancorp common stock to be received in the conversion by a holder of one share of Magyar Bancorp, pursuant to the exchange ratio, based upon the $10.00 per share offering price.

(2)

Represents the pro forma tangible book value per share at each level of the offering range multiplied by the respective exchange ratio. At December 31, 2020, Magyar Bancorp’s tangible book value per share was $10.02.

(3)	Cash will be paid in lieu of fractional shares.

No fractional shares of Magyar Bancorp common stock will be issued to any public stockholder of Magyar Bancorp. For each fractional share that otherwise would be issued, we will pay in cash an amount equal to the product obtained by multiplying the fractional share interest to which the holder otherwise would be entitled by the $10.00 per share offering price.

How We Determined the Offering Range, the Exchange Ratio and the $10.00 Per Share Stock Price

The amount of common stock we are offering for sale and the exchange ratio for the exchange of shares of Magyar Bancorp for new shares of Magyar Bancorp are based on an independent appraisal of the estimated market value of Magyar Bancorp, assuming the offering has been completed. RP Financial, LC., our independent appraiser, has estimated that, as of February 5, 2021, this market value was $61.7 million. Based on federal regulations, this market value forms the midpoint of a valuation range with a minimum of $52.5 million and a maximum of $71.0 million. Based on this valuation range, the 55.1% ownership interest of Magyar Bancorp, MHC in Magyar Bancorp as of December 31, 2020 being sold in the offering, certain assets held by Magyar Bancorp, MHC and the $10.00 per share price, the number of shares of common stock we are offering for sale ranges from 2,890,000 shares to 3,910,000 shares. The purchase price of $10.00 per share was selected primarily because it is the price most commonly used in mutual-to-stock conversions of financial institutions. The exchange ratio ranges from 0.9027 shares at the minimum of the offering range to 1.2213 shares at the maximum of the offering range, and will generally preserve in Magyar Bancorp the percentage ownership of public stockholders in Magyar Bancorp immediately before the completion of the conversion. RP Financial, LC. will update its appraisal before we complete the conversion and offering. If our pro forma market value at that time is either below $52.5 million or above $71.0 million, then, after consulting with the Federal Reserve Board and the NJDOBI, as required, we may: terminate the offering and promptly return all funds with interest; set a new offering range and provide all subscribers the opportunity to place a new order; or take such other actions as may be permitted by the Federal Reserve Board, the NJDOBI and the Securities and Exchange Commission.

The appraisal is based in part on our financial condition and results of operations, the pro forma effect of the additional capital raised by the sale of shares of common stock in the offering, and an analysis of a peer group of 10 publicly traded savings banks and savings and loan and bank holding companies that RP Financial, LC. considers comparable to Magyar Bancorp. The appraisal peer group consists of the following companies, all of which are traded on the Nasdaq Stock Market. The peer group assets are as of September 30, 2020.

Company Name	Ticker Symbol	Headquarters	Total Assets
			(In millions)
Elmira Savings Bank	ESBK	Elmira, NY	$674
ESSA Bancorp	ESSA	Stroudsburg, PA	$1,894
HMN Financial, Inc.	HMNF	Rochester, MN	$898
HV Bancorp, Inc.	HVBC	Doylestown, PA	$508
IF Bancorp, Inc.	IROQ	Watseka, IL	$726
PCSB Financial Corporation	PCSB	Yorktown Heights, NY	$1,791
Provident Bancorp, Inc.	PVBC	Amesbury, MA	$1,498
Prudential Bancorp, Inc.	PBIP	Philadelphia, PA	$1,223
Randolph Bancorp, Inc.	RNDB	Stoughton, MA	$723
Severn Bancorp, Inc.	SVBI	Annapolis, MD	$939

In applying each of the valuation methods, RP Financial, LC. considered adjustments to the pro forma market value based on a comparison of Magyar Bancorp with the peer group. RP Financial, LC. made downward adjustments for financial condition and liquidity of the shares. RP Financial, LC. made no adjustments for profitability, growth and viability of earnings, asset growth, primary market area, dividends, marketing of the issue, management, and effect of government regulations and regulatory reform. The downward adjustment applied for financial condition took into consideration Magyar Bancorp’s smaller asset size, less favorable credit quality measures and a lower pro forma return on equity in comparison to the peer group, while the downward adjustment for liquidity of the shares took into consideration Magyar Bancorp’s lower market capitalization and lower shares outstanding relative to the comparable peer group averages and medians.

The following table presents a summary of selected pricing ratios for Magyar Bancorp (on a pro forma basis) as of and for the twelve months ended December 31, 2020, and for the peer group companies based on earnings and other information as of and for the twelve months ended December 31, 2020, with stock prices as of February 5, 2021, as reflected in the appraisal report. Compared to the average pricing of the peer group, and based upon the information in the following table, our pro forma pricing ratios at the midpoint of the offering range indicated a discount of 20.9% on a price-to-book value basis, a discount of 23.7% on a price-to-tangible book value basis, and a premium of 86.5% on a price-to-earnings basis.

	Price-to-earnings multiple (1)	Price-to-book value ratio	Price-to-tangible book value ratio
Magyar Bancorp (on a pro forma basis, assuming completion of the conversion)
Maximum	28.02x	77.94%	77.94%
Midpoint	23.83x	71.23%	71.23%
Minimum	19.82x	63.86%	63.86%

Valuation of peer group companies, all of which are fully converted (on an historical basis)
Averages	12.78x	90.10%	93.40%
Medians	11.32x	89.45%	92.99%

(1)	Price-to-earnings multiples calculated by RP Financial, LC. in the independent appraisal are based on reported earnings. These ratios are different than those presented in “Pro Forma Data.”

The independent appraisal does not indicate trading market value. Do not assume or expect that our valuation as indicated in the appraisal means that after the conversion and offering the shares of our common stock will trade at or above the $10.00 per share purchase price. Furthermore, the pricing ratios presented in the appraisal were used by RP Financial, LC. to estimate our pro forma appraised value for regulatory purposes and not to compare the relative value of shares of our common stock with the value of the capital stock of the peer group. The value of the capital stock of a particular company may be affected by a number of factors such as financial performance, asset size and market location.

For a more complete discussion of the amount of common stock we are offering for sale and the independent appraisal, see “Proposal 1 – Approval of the Plan of Conversion and Reorganization – Stock Pricing and Number of Shares to be Issued.”

How We Intend to Use the Proceeds From the Offering

We intend to contribute at least 50% of the net proceeds from the offering to Magyar Bank, fund a loan to our employee stock ownership plan to finance its purchase of shares of common stock in the offering and retain the remainder of the net proceeds from the offering at Magyar Bancorp. Therefore, assuming we sell 3,400,000 shares of common stock in the offering at the midpoint of the offering range, and we have net proceeds of $32.5 million, we intend to contribute $16.3 million to Magyar Bank, loan $2.7 million to our employee stock ownership plan to fund its purchase of shares of common stock and retain the remaining $13.5 million of the net proceeds at Magyar Bancorp.

Magyar Bancorp may use the funds it retains for investment in securities, to repurchase shares of common stock, to acquire other financial institutions or financial services companies, to pay cash dividends and for other general corporate purposes. Magyar Bank may use the proceeds it receives to support increased lending, enhance existing, or support growth and the development of new, products and services, or expand its branch network by establishing or acquiring new branches or by acquiring other financial institutions or financial services companies. We do not currently have any agreements or understandings regarding any acquisition or branch transactions.

See “How We Intend to Use the Proceeds from the Offering” for additional information.

Our Dividend Policy

Magyar Bancorp has never paid dividends. No decision has been made with respect to the amount, if any, and timing of any dividend payments following the completion of the conversion and offering. The amount of dividends to be paid, if any, will be subject to our capital requirements, our financial condition and results of operations, tax considerations, statutory and regulatory limitations, and general economic conditions. We cannot assure you that we will pay dividends in the future, or that any such dividends will not be reduced or eliminated in the future.

For information regarding our proposed dividend policy, see “Our Dividend Policy.”

Purchases and Ownership by Officers and Directors

We expect our directors and executive officers, together with their associates, to subscribe for 90,500 shares of common stock in the offering, representing 2.7% of the shares to be sold at the midpoint of the offering range. The purchase price paid by them will be the same $10.00 per share price paid by all other persons who purchase shares of common stock in the offering. Following the conversion, our directors and executive officers, together with their associates, are expected to beneficially own 322,064 shares of common stock, or 5.2% of our total outstanding shares of common stock at the midpoint of the offering range, which includes shares they currently own in Magyar Bancorp that will be converted into new shares of Magyar Bancorp.

See “Subscriptions by Directors and Executive Officers” for more information on the proposed purchases of shares of common stock by our directors and executive officers.

Benefits to Management and Potential Dilution to Stockholders Resulting from the Conversion

We expect our employee stock ownership plan, which is a tax-qualified retirement plan operated for the benefit of Magyar Bank’s employees, to purchase up to 8% of the shares of common stock we sell in the offering. If market conditions warrant, in the judgment of its trustees, the employee stock ownership plan’s subscription order will not be filled and the employee stock ownership plan may elect to purchase shares in the open market following the completion of the conversion, subject to any required regulatory approvals.

We intend to implement one or more new stock-based benefit plans no earlier than six months after completion of the conversion. Stockholder approval of these plans would be required. We have not determined whether we would adopt the plans within or after 12 months following the completion of the conversion. If we implement stock-based benefit plans within 12 months following the completion of the conversion, the stock-based benefit plans would be limited to reserving a number of shares (i) up to 4% of the shares of common stock sold in the offering for awards of restricted stock to key employees and directors, at no cost to the recipients, and (ii) up to 10% of the shares of common stock sold in the offering for issuance pursuant to the exercise of stock options by key employees and directors. If the stock-based benefit plan is adopted more than 12 months after the completion of the conversion, it would not be subject to the percentage limitations set forth above. We have not yet determined the definitive number of shares that would be reserved for issuance under these plans. For a description of our current stock-based benefit plan, see “Management – Benefits to be Considered Following Completion of the Conversion – Stock-Based Benefit Plans.”

The following table summarizes the number of shares of common stock and the aggregate dollar value of grants that are available under one or more stock-based benefit plans if such plans reserve a number of shares of common stock equal to 4% and 10% of the shares sold in the offering for restricted stock awards and stock options, respectively. The table shows the dilution to stockholders if all such shares are issued from authorized but unissued shares, instead of shares purchased in the open market. A portion of the stock grants shown in the table below may be made to non-management employees. The table also sets forth the number of shares of common stock to be acquired by the employee stock ownership plan for allocation to all qualifying employees.

	Number of Shares to be Granted or Purchased			Dilution Resulting From Issuance of Shares for Stock-Based Benefit Plans	Value of Grants (In Thousands) (1)
	At Minimum of Offering Range	At Maximum of Offering Range	As a Percentage of Common Stock to be Sold in the Offering		At Minimum of Offering Range	At Maximum of Offering Range
Employee stock ownership plan	231,200	312,800	8.0%	N/A (2)	$2,312	$3,128
Restricted stock awards	115,600	156,400	4.0	2.16%	1,156	1,564
Stock options	289,000	391,000	10.0	5.22%	916	1,239

Total	635,800	860,200	22.0%	7.16%	$4,384	$5,931

(1)

The actual value of restricted stock awards will be determined based on their fair value as of the date grants are made. For purposes of this table, fair value for restricted stock awards is assumed to be the same as the offering price of $10.00 per share. The fair value of stock options has been estimated at $3.17 per option using the Black-Scholes option pricing model with the following assumptions: a grant-date share price and option exercise price of $10.00; an expected option term of ten years; no dividend yield; a risk-free rate of return of 0.93%; and expected volatility of 22.94%. The actual value of stock options granted will be determined by the grant-date fair value of the options, which will depend on a number of factors, including the valuation assumptions used and the option pricing model ultimately adopted.

(2)	No dilution is reflected for the employee stock ownership plan because such shares are assumed to be purchased in the offering.

We may fund our stock-based benefit plans through open market purchases or new issuances of stock.

Market for Common Stock

Existing publicly held shares of Magyar Bancorp’s common stock are listed on the Nasdaq Global Market under the symbol “MGYR.” Upon completion of the conversion, we expect the shares of common stock of Magyar Bancorp will continue to list and trade on the Nasdaq Global Market under the same symbol “MGYR.” In order to list our stock on the Nasdaq Global Market, we are required to have at least three broker-dealers who will make a market in our common stock. As of May 3, 2021, Magyar Bancorp had 18 registered market makers in its common stock.

Tax Consequences

Magyar Bancorp, MHC, Magyar Bancorp and Magyar Bank have received an opinion of counsel, Luse Gorman, PC, regarding the material federal income tax consequences of the conversion, and have received an opinion of Hamilton & Babitts, Fairfield, New Jersey, regarding the material New Jersey tax consequences of the conversion. As a general matter, the conversion will not be a taxable transaction for purposes of federal or state income taxes to Magyar Bancorp, MHC, Magyar Bancorp, Magyar Bank, persons eligible to subscribe in the subscription offering, or existing stockholders of Magyar Bancorp (except as to cash paid for fractional shares). Existing stockholders of Magyar Bancorp who receive cash in lieu of fractional shares of Magyar Bancorp will recognize a gain or loss equal to the difference between the cash received and the tax basis of the fractional share.

Changes in Stockholders’ Rights for Existing Stockholders of Magyar Bancorp

As part of the merger of Magyar Bancorp, MHC into Magyar Bancorp, Magyar Bancorp is amending its certificate of incorporation to (1) increase the number of shares of capital stock from 9,000,000 (8,000,000 shares of common stock and 1,000,000 shares of preferred stock) to 14,500,000 (14,000,000 shares of common stock and 500,000 shares of preferred stock) and (2) provide that, unless Magyar Bancorp consents in writing to the selection of an alternative forum, a state or federal court in the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Magyar Bancorp, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of Magyar Bancorp to Magyar Bancorp or Magyar Bancorp’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, or (iv) any action asserting a claim governed by the internal affairs doctrine, in all cases subject to the court’s having personal jurisdiction over the indispensable parties named as defendants.

Dissenters’ Rights

Stockholders of Magyar Bancorp do not have dissenters’ rights in connection with the conversion and offering.

Important Risks in Owning Magyar Bancorp’s Common Stock

Before you vote on the conversion, you should read the “Risk Factors” section beginning on page 17 of this proxy statement/prospectus.

RISK FACTORS

You should consider carefully the following risk factors when deciding how to vote on the conversion.

Risks Related to the COVID-19 Pandemic

The COVID-19 pandemic has and will continue to pose risks and could harm our business, results of operations and prospects.

The COVID-19 pandemic is having an adverse impact on Magyar Bancorp and Magyar Bank, our customers and the communities we serve. Given its ongoing and dynamic nature, it is difficult to predict the full impact of the COVID-19 outbreak on our business, customers, employees and third-party service providers. The extent of such impact will depend on future developments, which are highly uncertain, including when the coronavirus can be controlled and abated and when and how the economy may be reopened in an efficient manner. Additionally, the responses of various governmental and nongovernmental authorities to curtail business and consumer activities in an effort to mitigate the pandemic are expected to have material long-term effects on Magyar Bancorp and Magyar Bank and our customers which are difficult to quantify in the near-term or long-term.

As the result of the COVID-19 pandemic and the related adverse local and national economic consequences, we are subject to the following risks, any of which could have a material, adverse effect on our business, financial condition, liquidity, and results of operations:

•	risks to the capital markets that may impact the performance of our investment securities portfolio, as well as limit our access to capital markets and other funding sources;

•	effects on key employees, including operational management personnel and those charged with preparing, monitoring and evaluating the companies’ financial reporting and internal controls;

•	declines in demand for loans and other banking services and products, as well as a decline in the credit quality of our loan portfolio, owing to the effects of COVID-19 in the markets we serve;

•

if the economy is unable to substantially reopen or reopen in an efficient manner, and high levels of unemployment continue for an extended period of time, loan delinquencies, problem assets, and foreclosures may increase, resulting in increased charges and reduced income;

•	collateral for loans, especially real estate, may decline in value, which could cause loan losses to increase;

•	allowance for loan losses may increase if borrowers experience financial difficulties, which will adversely affect net income;

•	the net worth and liquidity of loan guarantors may decline, impairing their ability to honor commitments;

•

as the result of the decline in the Federal Reserve Board’s target federal funds rate to near 0%, the yield on assets may decline to a greater extent than the decline in cost of interest-bearing liabilities, reducing net interest margin and spread and reducing net income;

•	cyber security risks are increased as the result of an increase in the number of employees working remotely;

•	decreased demand for banking services resulting from adverse impacts of the coronavirus on businesses deemed to be “non-essential” by governments in the markets we serve; and

•	increasing or protracted volatility in the price of our common stock.

Risks Related to Our Market Area and Competitive Factors

A worsening of economic conditions could reduce demand for our products and services and/or result in increases in our level of non-performing loans, which could have an adverse effect on our results of operations.

Unlike larger financial institutions that are more geographically diversified, our profitability depends primarily on the general economic conditions in New Jersey and the greater New York metropolitan area. Local economic conditions have a significant impact on our commercial real estate and construction and consumer loans, the ability of the borrowers to repay these loans and the value of the collateral securing these loans. Almost all of our loans are to borrowers located in or secured by collateral located in New Jersey and the New York metropolitan area.

In addition, the COVID-19 pandemic is having an adverse impact on Magyar Bancorp and Magyar Bank, our customers and the communities we serve. The adverse effect of the COVID-19 pandemic on Magyar Bancorp and Magyar Bank, our customers and the communities where we operate may adversely affect our business, results of operations and financial condition for an indefinite period of time.

A deterioration in economic conditions could result in the following consequences, any of which could have a material adverse effect on our business, financial condition, liquidity and results of operations:

•	demand for our products and services may decline;

•	loan delinquencies, problem assets and foreclosures may increase;

•	collateral for loans, especially real estate, may decline in value, in turn reducing customers’ future borrowing power, and reducing the value of assets and collateral associated with existing loans;

•	the value of our securities portfolio may decline; and

•	the net worth and liquidity of loan guarantors may decline, impairing their ability to honor commitments to us.

Moreover, a significant decline in general economic conditions, caused by inflation, recession, acts of terrorism, an outbreak of hostilities or other international or domestic calamities, unemployment or other factors beyond our control could further impact these local economic conditions and could further negatively affect the financial results of our banking operations. In addition, deflationary pressures, while possibly lowering our operating costs, could have a significant negative effect on our borrowers, especially our business borrowers, and the values of underlying collateral securing loans, which could negatively affect our financial performance.

The geographic concentration of our loan portfolio and lending activities make us vulnerable to a downturn in our local market area.

While there is not a single employer or industry in our market area on which a significant number of our customers are dependent, a substantial portion of our loan portfolio is comprised of loans secured by property located in central and northern New Jersey. We believe that this geographic concentration makes us vulnerable to a downturn in the local economy and real estate markets. Adverse conditions in the local economy such as unemployment, recession, a catastrophic event or other factors beyond our control could impact the ability of our borrowers to repay their loans, which could impact our net interest income. Decreases in local real estate values caused by economic conditions, recent changes in tax laws or other events could adversely affect the value of the property used as collateral for our loans, which could cause us to realize a loss in the event of a foreclosure. Further, deterioration in local economic conditions could drive the level of loan losses beyond the level we have provided for in our allowance for loan losses, which in turn could necessitate an increase in our provision for loan losses and a resulting reduction to our earnings and capital.

Strong competition within our market area may limit our growth and profitability.

Competition in the banking and financial services industry is intense. In our market area, we compete with commercial banks, savings institutions, mortgage brokerage firms, credit unions, finance companies, mutual funds, insurance companies, and brokerage and investment banking firms operating locally and elsewhere. Some of our competitors have substantially greater resources and lending limits than we, have greater name recognition and market presence that benefit them in attracting business, and offer certain services that we do not or cannot provide. In addition, larger competitors may be able to price loans and deposits more aggressively than we do. Our profitability depends upon our continued ability to successfully compete in our market area. The greater resources and deposit and loan products offered by some of our competitors may limit our ability to increase our interest-earning assets. For additional information see “Business of Magyar Bank – Competition.”

Our small size may make it more difficult for us to compete.

Our asset size may make it more difficult to compete with other financial institutions that are larger and can more easily afford to invest in the marketing and technologies needed to attract and retain customers. Accordingly, we are not always able to offer new products and services as quickly as our competitors. Lower earnings may also make it more difficult to offer competitive salaries and benefits. In addition, our smaller customer base may make it difficult to generate meaningful non-interest income from such activities as securities and insurance brokerage. Finally, as an institution smaller than many in our market area, we are disproportionately affected by the continually increasing costs of compliance with new banking and other regulations.

Risks Related to our Lending Activities

We intend to increase our originations of commercial real estate and commercial business loans. These loans involve credit risks that could adversely affect our financial condition and results of operations.

At December 31, 2020, commercial real estate loans totaled $260.3 million, or 42.9% of our loan portfolio, and commercial business loans (excluding PPP loans) totaled $45.2 million, or 7.4% of our loan portfolio. Given their larger balances and the complexity of the underlying collateral, commercial real estate loans and commercial business loans generally have more risk than the one- to four-family residential mortgage loans we originate. Because the repayment of commercial real estate loans and commercial business loans depends on the successful management and operation of the borrower’s properties or related businesses, repayment of such loans can be affected by adverse conditions in the local real estate market or economy. A downturn in the real estate market or the local economy could adversely impact the value of properties securing the loan or the revenues from the borrower’s business, thereby increasing the risk of non-performing loans. Further, unlike residential mortgage and commercial real estate loans, commercial business loans may be secured by collateral other than real estate, such as inventory and accounts receivable, the value of which may depreciate over time, may be more difficult to appraise and may be more susceptible to fluctuation in value at default. In addition, the physical condition of non-owner-occupied properties may be below that of owner-occupied properties due to lax property maintenance standards, which have a negative impact on the value of the collateral properties. As our commercial real estate and commercial business loan portfolios increase, the corresponding risks and potential for losses from these loans may also increase.

An increase in market interest rates may reduce our loan origination volume, particularly refinance volume which would have a material adverse effect on our profitability and results of operations.

The historically low interest rate environment in recent periods has contributed to our loan growth, particularly in one- to four-family residential mortgage loans where refinance volume has been relatively high. During the quarter ended December 31, 2020 and the year ended September 30, 2020, we originated $9.6 million and $31.3 million of one- to four-family residential mortgage loans, of which $4.3 million and $19.0 million were refinances of existing loans. An increase in market interest rates may reduce our loan origination volume, particularly refinance volume, which would have a material adverse effect on our profitability and results of operations.

If our allowance for loan losses is not sufficient to cover actual loan losses, our earnings could decrease.

Our allowance for loan losses may not be sufficient to cover losses inherent in our loan portfolio, requiring additions to our allowance, which could materially decrease our net income. The allowance for loan losses was $7.1 million at December 31, 2020 and increased $1.5 million during the year ended September 30, 2020 to $6.4 million. The increases were attributable to growth in total loans receivable and higher adjustments to the historical loss factors for economic conditions relating to the COVID-19 pandemic. Our allowance for loan losses was 1.17% of total loans and 71.0% of total non-performing loans at December 31, 2020. We make various assumptions and judgments about the collectability of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans. In determining the amount of the allowance for loan losses, we review our loans and our loss and delinquency experience, and we evaluate economic conditions. Based on this review, we believe our allowance for loan losses is adequate to absorb losses in our loan portfolio as of December 31, 2020.

Bank regulators periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize further loan charge-offs. Any increase in our allowance for loan losses or loan charge-offs as required by these regulatory authorities will have a material adverse effect on our financial condition and results of operations.

The Financial Accounting Standards Board has adopted a new accounting standard that is referred to as Current Expected Credit Loss, or CECL. The implementation of CECL has been delayed for smaller reporting companies, such as Magyar Bancorp, until January 2023. CECL will require financial institutions to determine periodic estimates of lifetime expected credit losses on loans, and recognize the expected credit losses as allowances for loan losses. This will change the current method of providing allowances for loan losses that are probable, which may require us to increase our allowance for loan losses, and to greatly increase the types of data we will need to collect and review to determine the appropriate level of the allowance for loan losses. Any increase in our allowance for loan losses or expenses incurred to determine the appropriate level of the allowance for loan losses may have a material adverse effect on our financial condition and results of operations.

We are subject to environmental liability risk associated with lending activities or properties we own.

A significant portion of our loan portfolio is secured by real estate, and we could become subject to environmental liabilities with respect to one or more of these properties, or with respect to properties that we own in operating our business. During the ordinary course of business, we may foreclose on and take title to properties securing defaulted loans. In doing so, there is a risk that hazardous or toxic substances could be found on these properties. If hazardous conditions or toxic substances are found on these properties, we may be liable for remediation costs, as well as for personal injury and property damage, civil fines and criminal penalties regardless of when the hazardous conditions or toxic substances first affected any particular property. Environmental laws may require us to incur substantial expenses to address unknown liabilities and may materially reduce the affected property’s value or limit our ability to use or sell the affected property. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase our exposure to environmental liability.

We are subject to regulatory enforcement risk, reputation risk and litigation risk regarding our participation in the PPP, and we are subject to the risk that the SBA may not fund some or all PPP loan guarantees.

The CARES Act included the PPP as a loan program administered through the SBA. Under the PPP, small businesses and other entities and individuals can apply for loans from existing SBA lenders and other approved lenders, subject to detailed qualifications and eligibility criteria.

Because of the short timeframe between the passing of the CARES Act and implementation of the PPP, some of the rules and guidance relating to PPP were issued after lenders began processing PPP applications. Also, there was and continues to be uncertainty in the laws, rules and guidance relating to the PPP. Since the opening of the PPP, several banks have been subject to litigation regarding the procedures used in processing PPP applications and the payment of fees to agents that assisted borrowers in obtaining PPP loans. In addition, some banks and borrowers have received negative media attention associated with PPP loans. We may be exposed to litigation risk and negative media attention related to our participation in the PPP. If any such litigation is not resolved in our favor, it may result in significant financial liability to us or adversely affect our reputation. In addition, litigation can be costly, regardless of outcome. Any financial liability, litigation costs or reputational damage caused by PPP-related litigation or media attention could have a material adverse impact on our business, financial condition, and results of operations.

Federal and state regulators can impose or request that we consent to substantial sanctions, restrictions and requirements if they determine there are violations of laws, rules or regulations or weaknesses or failures with respect to general standards of safety and soundness, which could adversely affect our business, reputation, results of operation and financial condition, and thereby adversely affect your investment.

We also have credit risk on PPP loans if the SBA determines that there is a deficiency in the manner in which we originated, funded or serviced loans, including any issue with the eligibility of a borrower to receive a PPP loan. In the event of a loss resulting from a default on a PPP loan and a determination by the SBA that there was a deficiency in the manner in which we originated, funded or serviced a PPP loan, the SBA may deny its liability under the guaranty, reduce the amount of the guaranty or, if the SBA has already paid under the guaranty, seek recovery of any loss related to the deficiency from us.

Risks Related to Laws and Regulations

We operate in a highly regulated environment and may be adversely affected by changes in laws and regulations.

Magyar Bank is subject to extensive regulation, supervision and examination by the NJDOBI, its chartering authority, and by the FDIC, which insures Magyar Bank’s deposits. As a bank holding company, Magyar Bancorp, Inc. is subject to regulation and supervision by the Federal Reserve Board. Such regulation and supervision govern the activities in which financial institutions and their holding companies may engage and are intended primarily for the protection of the federal deposit insurance fund and depositors. These regulatory authorities have extensive discretion in connection with their supervisory and enforcement activities, including the imposition of restrictions on the operations of financial institutions, the classification of assets by financial institutions and the adequacy of financial institutions’ allowance for loan losses. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, or legislation, could have a material impact on Magyar Bank and Magyar Bancorp.

Magyar Bank’s operations are also subject to extensive regulation by other federal, state and local governmental authorities, and are subject to various laws and judicial and administrative decisions that impose requirements and restrictions on operations. These laws, rules and regulations are frequently changed by legislative and regulatory authorities. There can be no assurance that changes to existing laws, rules and regulations, or any other new laws, rules or regulations, will not be adopted in the future, which could make compliance more difficult or expensive or otherwise adversely affect our business, financial condition or prospects.

Non-compliance with the USA PATRIOT Act, Bank Secrecy Act, or other laws and regulations could result in fines or sanctions.

The USA PATRIOT and Bank Secrecy Acts require financial institutions to develop programs to prevent financial institutions from being used for money laundering and terrorist activities. If such activities are detected, financial institutions are obligated to file suspicious activity reports with the U.S. Treasury’s Office of Financial Crimes Enforcement Network. These rules require financial institutions to establish procedures for identifying and verifying the identity of customers seeking to open new financial accounts. Failure to comply with these regulations could result in fines or sanctions, including restrictions on conducting acquisitions or establishing new branches. During the last year, several banking institutions have received large fines for non-compliance with these laws and regulations. While we have developed policies and procedures designed to assist in compliance with these laws and regulations, these policies and procedures may not be effective in preventing violations of these laws and regulations.

We are subject to stringent capital requirements, which may adversely impact our return on equity, require us to raise additional capital, or limit our ability to pay dividends or repurchase shares.

Federal regulations establish minimum capital requirements for insured depository institutions, including minimum risk-based capital and leverage ratios, and define “capital” for calculating these ratios. The minimum capital requirements are: (i) a common equity Tier 1 capital ratio of 4.5%; (ii) a Tier 1 to risk-based assets capital ratio of 6%; (iii) a total capital ratio of 8%; and (iv) a Tier 1 leverage ratio of 4%. The regulations also establish a “capital conservation buffer” of 2.5%, and the following minimum ratios: (i) a common equity Tier 1 capital ratio of 7.0%; (ii) a Tier 1 to risk-based assets capital ratio of 8.5%; and (iii) a total capital ratio of 10.5%. An institution will be subject to limitations on paying dividends, engaging in share repurchases and paying discretionary bonuses if its capital level falls below the capital conservation buffer amount.

The application of these capital requirements could, among other things, result in lower returns on equity, and result in regulatory actions if we are unable to comply with such requirements. Specifically, following the completion of the offering, Magyar Bank’s ability to pay dividends to Magyar Bancorp will be limited if it does not maintain the capital conservation buffer required by the capital rules, which may further limit Magyar Bancorp’s ability to pay dividends to its stockholders. See “Supervision and Regulation – Federal Banking Regulation – Capital Requirements.”

The Federal Reserve Board may require us to commit capital resources to support Magyar Bank.

Federal law requires that a holding company act as a source of financial and managerial strength to its subsidiary bank and to commit resources to support such subsidiary bank. Under the “source of strength” doctrine, the Federal Reserve Board may require a holding company to make capital injections into a troubled subsidiary bank and may charge the holding company with engaging in unsafe and unsound practices for failure to commit resources to a subsidiary bank. A capital injection may be required at times when the holding company may not have the resources to provide it and therefore may be required to borrow the funds or raise capital. Any loans by a holding company to its subsidiary bank are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary bank. In the event of a holding company’s bankruptcy, the bankruptcy trustee will assume any commitment by the holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank. Thus, any borrowing that must be done by Magyar Bancorp to make a required capital injection becomes more difficult and expensive and could have an adverse effect on our business, financial condition and results of operations.

Monetary policies and regulations of the Federal Reserve Board could adversely affect our business, financial condition and results of operations.

In addition to being affected by general economic conditions, our earnings and growth are affected by the policies of the Federal Reserve Board, which regulates the money supply and credit conditions. Among the instruments used by the Federal Reserve Board to implement these objectives are open market purchases and sales of U.S. government securities, adjustments of the discount rate and changes in banks’ reserve requirements against bank deposits. These instruments are used in varying combinations to influence overall economic growth and the distribution of credit, bank loans, investments and deposits. Their use also affects interest rates charged on loans or paid on deposits.

The monetary policies and regulations of the Federal Reserve Board have had a significant effect on the operating results of financial institutions in the past and are expected to continue to do so in the future. The effects of such policies upon our business, financial condition and results of operations cannot be predicted.

Risks Related to Market Interest Rates

A continuation of the historically low interest rate environment may adversely affect our net interest income and profitability.

In recent years the Federal Reserve Board has maintained interest rates at historically low levels through its targeted federal funds rate and the purchase of mortgage-backed securities. Our ability to reduce our interest expense may be limited at current interest rate levels while the average yield on our interest-earning assets may continue to decrease. A continuation of a low interest rate environment may adversely affect our net interest income, which would have an adverse effect on our profitability.

Future changes in interest rates could reduce our profits and asset values.

Net interest income makes up a majority of our income and is based on the difference between:

•	the interest income we earn on interest-earning assets, such as loans and securities; and

•	the interest expense we pay on interest-bearing liabilities, such as deposits and borrowings.

The rates we earn on our assets and the rates we pay on our liabilities are generally fixed for a contractual period of time. Like many savings banks, our interest-bearing liabilities generally have shorter contractual maturities than our interest-earning assets. This imbalance can create significant earnings volatility because market interest rates change over time. In a period of rising interest rates, the interest income we earn on our assets may not increase as rapidly as the interest we pay on our liabilities. In a period of declining interest rates, the interest income we earn on our assets may decrease more rapidly than the interest we pay on our liabilities, as borrowers prepay or refinance mortgage loans, and mortgage-backed securities and callable investment securities are called, requiring us to reinvest those cash flows at lower, current interest rates. This creates reinvestment risk, which is the risk that we may not be able to reinvest prepayments at rates that are comparable to the rates we earned on the prepaid loans or securities. Furthermore, an inverted interest rate yield curve, where short-term interest rates (which are usually the rates at which financial institutions borrow funds) are higher than long-term interest rates (which are usually the rates at which financial institutions lend funds for fixed-rate loans) can reduce a financial institution’s net interest margin and create financial risk for financial institutions that originate longer-term, fixed-rate mortgage loans.

Any substantial, unexpected, prolonged change in market interest rates could have a material adverse effect on our financial condition, liquidity and results of operations. Changes in the level of interest rates also may negatively affect the value of our assets and ultimately affect our earnings.

Changes in interest rates also affect the current market value of our interest-earning securities portfolio. Generally, the value of securities moves inversely with changes in interest rates. At December 31, 2020, the fair value of our total securities portfolio was $47.7 million. The unrealized net gain on securities totaled $468,000 on a pre-tax basis at December 31, 2020.

We evaluate interest rate sensitivity using models that estimate the change in Magyar Bank’s net interest income over a range of interest rate scenarios. At December 31, 2020, in the event of an immediate 200 basis point increase in interest rates, the model projects that we would experience a $120,000, or 0.5%, increase in net interest income in the first year following the change in interest rates, and a $208,000, or 0.9%, increase in net interest income in the second year following the change in interest rates. At December 31, 2020, in the event of an immediate 100 basis point decrease in interest rates, the model projects that we would experience a $636,000, or 2.6%, decrease in net interest income in the first year following the change in interest rates, and a $1.1 million, or 4.5%, decrease in net interest income in the second year following the change in interest rates.

At December 31, 2020, our available-for-sale securities portfolio totaled $14.8 million, which included $9.8 million in mortgage-backed securities and $5.0 million in callable bonds. To the extent interest rates increase and the value of our available-for-sale portfolio decreases, our stockholders’ equity will be adversely affected.

Risks Related to our Business Strategy

Because we intend to continue our emphasis on the origination of commercial business loans and commercial real estate loans, our lending risk has increased in recent years and may increase in future years.

At December 31, 2020, our portfolio of commercial business and commercial real estate loans totaled $351.5 million (including $46.0 million in PPP loans), or 57.9% of our total loans, compared to $349.1 million (including $56.0 million in PPP loans), or 57.1% of our total loans at September 30, 2020, $281.3 million, or 53.8% of our total loans at September 30, 2019 and $272.7 million, or 53.2% of our total loans at September 30, 2018. It is our intent to continue to emphasize the origination of commercial business and commercial real estate loans.

Commercial business and commercial real estate loans generally have more risk than one-to four-family residential mortgage loans that we originate. At December 31, 2020, our non-performing loans increased $3.1 million to $10.0 million from $6.9 million at September 30, 2019. Because the repayment of these loans depends on the successful management and operation of the borrower’s properties or related businesses, repayment of these loans has been and may continue to be affected by adverse conditions in the real estate market or the local economy. Further, these loans typically have larger loan balances, and several of our borrowers have more than one commercial business and commercial real estate loan outstanding with us. Consequently, an adverse development with respect to one loan or one credit relationship can expose us to significantly greater risk of loss compared to an adverse development with respect to a one- to four-family residential mortgage loan. Finally, if we foreclose on a commercial business or commercial real estate loan, our holding period for the collateral, if any, typically is longer than for one- to four-family residential mortgage loans because there are fewer potential purchasers of the collateral. Because we plan to continue to emphasize the origination of these loans, it may be necessary to increase our allowance for loan losses because of the increased credit risk associated with these types of loans. Any increase to our allowance for loan losses would adversely affect our earnings.

We depend on our management team to implement our business strategy and execute successful operations and we could be harmed by the loss of their services.

We depend on the services of the members of our senior management team who direct our strategy and operations. Our executive officers and lending personnel possess substantial expertise, extensive knowledge of our markets and key business relationships, and have been integral in the restructuring of our operations, including the implementation of a more aggressive sales culture within our institution. Any one of them could be difficult to replace. Our loss of these persons, or our inability to hire additional qualified personnel, could impact our ability to implement our business strategy and could have a material adverse effect on our results of operations and our ability to compete in our markets. See “Management.”

New lines of business or new products and services may subject us to additional risks.

From time to time, we may implement new lines of business or offer new products and services within existing lines of business. In addition, we will continue to invest in research, development, and marketing for new products and services. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services we may invest significant time and resources. Initial timetables for the development and introduction of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. Furthermore, if customers do not perceive our new offerings as providing significant value, they may fail to accept our new products and services. External factors, such as compliance with regulations, competitive alternatives, and shifting market preferences, may also impact the successful implementation of a new line of business or a new product or service. Furthermore, the burden on management and our information technology of introducing any new line of business and/or new product or service could have a significant impact on the effectiveness of our system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business or new products or services could have a material adverse effect on our business, financial condition and results of operations.

Acquisitions may disrupt our business and dilute stockholder value.

We evaluate merger and acquisition opportunities with other financial institutions and financial services companies. As a result, negotiations may take place and future mergers or acquisitions with consideration consisting of cash and/or equity securities may occur at any time. We would seek acquisition partners that offer us either significant market presence or the potential to expand our market footprint and improve profitability through economies of scale or expanded services.

Acquiring other banks, businesses, or branches may have an adverse effect on our financial results and may involve various other risks commonly associated with acquisitions, including, among other things:

•	payment of a premium over book and market values that may dilute our tangible book value and earnings per share in the short and long term;

•	potential exposure to unknown or contingent liabilities of the target company, as well as potential asset quality problems of the target company;

•	potential volatility in reported income associated with goodwill impairment losses;

•	difficulty and expense of integrating the operations and personnel of the target company;

•	inability to realize the expected revenue increases, cost savings, increases in geographic or product presence, and/or other projected benefits of the acquisition;

•	potential disruption to our business and diversion of our management’s time and attention;

•	the possible loss of key employees and customers of the target company; and

•	potential changes in banking or tax laws or regulations that may affect the target company.

Risks Related to Operational Matters

We face significant operational risks because of our reliance on technology. Our information technology systems may be subject to failure, interruption or security breaches.

Information technology systems are critical to our business. Our business requires us to collect, process, transmit and store significant amounts of confidential information regarding our customers, employees and our own business, operations, plans and business strategies. We use various technology systems to manage our customer relationships, general ledger, securities investments, deposits, and loans. Our computer systems, data management and internal processes, as well as those of third parties, are integral to our performance. Our operational risks include the risk of malfeasance by employees or persons outside our company, errors relating to transaction processing and technology, systems failures or interruptions, breaches of our internal control systems and compliance requirements, and business continuation and disaster recovery. There have been increasing efforts by third parties to breach data security at financial institutions. Such attacks include computer viruses, malicious or destructive code, phishing attacks, denial of service or information or other security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of confidential, proprietary and other information, damages to systems, or other material disruptions to network access or business operations. Although we take protective measures and believe that we have not experienced any of the data breaches described above, the security of our computer systems, software, and networks may be vulnerable to breaches, unauthorized access, misuse, computer viruses, or other malicious code and cyber-attacks that could have an impact on information security. Because the techniques used to cause security breaches change frequently, we may be unable to proactively address these techniques or to implement adequate preventative measures.

In the event of a breakdown in our internal control systems, improper operation of systems or improper employee actions, or a breach of our security systems, including if confidential or proprietary information were to be mishandled, misused or lost, we could suffer financial loss, loss of customers and damage to our reputation, and face regulatory action or civil litigation. Any of these events could have a material adverse effect on our financial condition and results of operations. Insurance coverage may not be available for such losses, or where available, such losses may exceed insurance limits.

In addition, we outsource a majority of our data processing requirements to third-party providers. Accordingly, our operations are exposed to the risk that these vendors will not perform in accordance with our contractual agreements with them, or we also could be adversely affected if such an agreement is not renewed by the third-party vendor or is renewed on terms less favorable to us. If our third-party providers encounter difficulties, or if we have difficulty communicating with those service providers, our ability to adequately process and account for transactions could be affected, and our business operations could be adversely affected, which could have a material adverse effect on our financial condition and results of operations. Threats to information security also exist in the processing of customer information through various other vendors and their personnel. To our knowledge, the services and programs provided to us by third parties have not experienced any material security breaches. However, the existence of cyber-attacks or security breaches at third parties with access to our data, such as vendors, may not be disclosed to us in a timely manner.

Our funding sources may prove insufficient to replace deposits at maturity and support our future growth.

We must maintain sufficient funds to respond to the needs of depositors and borrowers. As a part of our liquidity management, we use a number of funding sources in addition to deposit growth and repayments and maturities of loans and investments. As we continue to grow, we are likely to become more dependent on these sources, which may include Federal Home Loan Bank advances, proceeds from the sale of loans, federal funds purchased and brokered certificates of deposit. Adverse operating results or changes in industry conditions could lead to difficulty or an inability to access these additional funding sources. Our financial flexibility will be severely constrained if we are unable to maintain our access to funding or if adequate financing is not available to accommodate future growth at acceptable interest rates. If we are required to rely more heavily on more expensive funding sources to support future growth, our revenues may not increase proportionately to cover our costs. In this case, our operating margins and profitability would be adversely affected.

We rely on municipal deposits as a source of funds for our lending and investment activities. If we are unable to retain, or are forced to pay a higher rate on, these deposits, our net income and liquidity could be adversely affected.

We rely on municipal deposits, which can be price sensitive, as a source of funds for our lending and investment activities. At December 31, 2020, $125.1 million, or 20.4% of our total deposits, consisted of municipal deposits from local government entities. Several of our municipal deposits have high average balances. Given our dependence on high-average balance municipal funds deposits as a source of funds, our inability to retain such funds could significantly and adversely affect our liquidity. If we are forced to pay higher rates on our municipal accounts to retain those funds, or if we are unable to retain such funds and we are forced to resort to other sources of funds for our lending and investment activities, the interest expense associated with these other funding sources may be higher than the rates we are currently paying on our municipal deposits, which would adversely affect our net income.

Potential downgrades of U.S. government securities by one or more of the credit ratings agencies could have a material adverse effect on our operations, earnings and financial condition.

A possible future downgrade of the sovereign credit ratings of the U.S. government and a decline in the perceived creditworthiness of U.S. government-related obligations could impact our ability to obtain funding that is collateralized by affected instruments, as well as affect the pricing of that funding when it is available. A downgrade may also adversely affect the market value of such instruments. We cannot predict if, when or how any changes to the credit ratings or perceived creditworthiness of these organizations will affect economic conditions. Such ratings actions could result in a significant adverse impact on us. Among other things, a downgrade in the U.S. government’s credit rating could adversely impact the value of our securities portfolio and may trigger requirements that we post additional collateral for trades relative to these securities. A downgrade of the sovereign credit ratings of the U.S. government or the credit ratings of related institutions, agencies or instruments would significantly exacerbate the other risks to which we are subject and any related adverse effects on the business, financial condition and results of operations.

Risks Related to Accounting Matters

Changes in management’s estimates and assumptions may have a material impact on our consolidated financial statements and our financial condition or operating results.

In preparing this proxy statement/prospectus, as well as periodic reports we are required to file under the Securities Exchange Act of 1934, including our consolidated financial statements, our management is required under applicable rules and regulations to make estimates and assumptions as of a specified date. These estimates and assumptions are based on management’s best estimates and experience as of that date and are subject to substantial risk and uncertainty. Materially different results may occur as circumstances change and additional information becomes known. Areas requiring significant estimates and assumptions by management include our evaluation of the adequacy of our allowance for loan losses, the valuation of other real estate acquired in connection with foreclosure or in satisfaction of loans, and the valuation of deferred income taxes as deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years when temporary differences between the financial statement carrying amounts and their respective tax bases are expected to the recovered or settled.

Changes in accounting standards could affect reported earnings.

The bodies responsible for establishing accounting standards, including the Financial Accounting Standards Board, the Securities and Exchange Commission and other regulatory bodies, periodically change the financial accounting and reporting guidance that governs the preparation of our financial statements. These changes can be hard to predict and can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply new or revised guidance retroactively.

Other Risks Related to Our Business

We are a community bank and our ability to maintain our reputation, which is critical to the success of our business, may materially adversely affect our performance.

We are a community bank, and our reputation is one of the most valuable components of our business. A key component of our business strategy is to rely on our reputation for customer service and knowledge of local markets to expand our presence by capturing new business opportunities from existing and prospective customers in our market area and contiguous areas. Threats to our reputation can come from many sources, including adverse sentiment about financial institutions generally, unethical practices, employee misconduct, failure to deliver minimum standards of service or quality, compliance deficiencies, cybersecurity incidents and questionable or fraudulent activities of our customers. Negative publicity regarding our business, employees, or customers, with or without merit, may result in the loss of customers and employees, costly litigation and increased governmental regulation, any or all of which could adversely affect our business and operating results.

Legal and regulatory proceedings and related matters could adversely affect us.

We have been and may in the future become involved in legal and regulatory proceedings. We consider most of the proceedings to be in the normal course of our business or typical for the industry; however, it is inherently difficult to assess the outcome of these matters, and we may not prevail in any proceedings or litigation. There could be substantial costs and management diversion in such litigation and proceedings, and any adverse determination could have a materially adverse effect on our business, reputation, or our financial condition and results of our operations.

Risks Related to Security

System failure or breaches of our network security could subject us to increased operating costs as well as litigation and other liabilities.

The computer systems and network infrastructure we and our third-party service providers use could be vulnerable to unforeseen problems. Our operations are dependent upon our ability to protect our computer equipment against damage from physical theft, fire, power loss, telecommunications failure or a similar catastrophic event, as well as from security breaches, denial of service attacks, viruses, worms and other disruptive problems caused by hackers. Any damage or failure that causes an interruption in our operations could have a material adverse effect on our financial condition and results of operations. Computer break-ins, phishing and other disruptions could also jeopardize the security of information stored in and transmitted through our computer systems and network infrastructure, which may result in significant liability to us and may cause existing and potential customers to refrain from doing business with us. Although we, with the help of third-party service providers, intend to continue to implement security technology and establish operational procedures designed to prevent such damage, our security measures may not be successful. In addition, advances in computer capabilities, new discoveries in the field of cryptography or other developments could result in a compromise or breach of the algorithms we and our third-party service providers use to encrypt and protect customer transaction data. A failure of such security measures could have a material adverse effect on our financial condition and results of operations.

It is possible that a significant amount of time and money may be spent to rectify the harm caused by a breach or hack. While we have general liability insurance, there are limitations on coverage as well as dollar amount. Furthermore, cyber incidents carry a greater risk of injury to our reputation. Finally, depending on the type of incident, banking regulators can impose restrictions on our business and consumer laws may require reimbursement of customer loss.

Risks associated with cyber-security could negatively affect our earnings.

The financial services industry has experienced an increase in both the number and severity of reported cyber-attacks aimed at gaining unauthorized access to bank systems as a way to misappropriate assets and sensitive information, corrupt and destroy data, or cause operational disruptions. We have established policies and procedures to prevent or limit the impact of security breaches, but such events may still occur or may not be adequately addressed if they do occur. Although we rely on security safeguards to secure our data, these safeguards may not fully protect our systems from compromises or breaches.

We also rely on the integrity and security of a variety of third party processors, payment, clearing and settlement systems, as well as the various participants involved in these systems, many of which have no direct relationship with us. Failure by these participants or their systems to protect our customers’ transaction data may put us at risk for possible losses due to fraud or operational disruption.

Our customers are also the target of cyber-attacks and identity theft. Large scale identity theft could result in customers’ accounts being compromised and fraudulent activities being performed in their name. We have implemented certain safeguards against these types of activities but they may not fully protect us from fraudulent financial losses.

The occurrence of a breach of security involving our customers’ information, regardless of its origin, could damage our reputation and result in a loss of customers and business and subject us to additional regulatory scrutiny, and could expose us to litigation and possible financial liability. Any of these events could have a material adverse effect on our financial condition and results of operations.

Risks Related to the Offering and the Exchange

The market value of Magyar Bancorp common stock received in the share exchange may be less than the market value of Magyar Bancorp common stock exchanged.

The number of shares of Magyar Bancorp common stock you receive will be based on an exchange ratio that will be determined as of the date of completion of the conversion and offering. The exchange ratio will be based on the percentage of Magyar Bancorp common stock held by the public before the completion of the conversion and offering, the final independent appraisal of Magyar Bancorp common stock prepared by RP Financial, LC. and the number of shares of common stock sold in the offering. The exchange ratio will ensure that public stockholders of Magyar Bancorp common stock will own the same percentage of Magyar Bancorp common stock after the conversion and offering as they owned of Magyar Bancorp common stock immediately before completion of the conversion and offering (excluding any new shares purchased by them in the offering and their receipt of cash in lieu of fractional exchange shares, and adjusted to reflect certain assets held by Magyar Bancorp, MHC). The exchange ratio will not depend on the market price of Magyar Bancorp common stock.

The exchange ratio ranges from 0.9027 shares at the minimum and 1.2213 shares at the maximum of the offering range of Magyar Bancorp common stock per share of Magyar Bancorp common stock. Shares of Magyar Bancorp common stock issued in the share exchange will have an initial value of $10.00 per share. Depending on the exchange ratio and the market value of Magyar Bancorp common stock at the time of the exchange, the initial market value of the Magyar Bancorp common stock that you receive in the share exchange could be less than the market value of the Magyar Bancorp common stock that you currently own. Based on the most recent closing price of Magyar Bancorp common stock before the date of this proxy statement/prospectus, which was $13.30 per share, the initial value of the Magyar Bancorp common stock you receive in the share exchange will be less than the market value of the Magyar Bancorp common stock you currently own.

The future price of our shares of common stock may be less than the $10.00 purchase price per share in the offering.

If you purchase shares of common stock in the offering, you may not be able to sell them later at or above the $10.00 purchase price. In many cases, shares of common stock issued by newly converted savings institutions or mutual holding companies have traded below the initial offering price. The aggregate purchase price of the shares of common stock sold in the offering will be based on an independent appraisal. The independent appraisal is not intended, and should not be construed, as a recommendation of any kind as to the advisability of purchasing shares of common stock. The independent appraisal is based on certain estimates, assumptions and projections, all of which are subject to change. After the shares begin trading, the trading price of our common stock will be determined by the marketplace, and may be influenced by many factors, including prevailing interest rates, the overall performance of the economy, changes in laws and regulations, investor perceptions of Magyar Bancorp and the outlook for the financial services industry in general. Price fluctuations in our common stock may be unrelated to our operating performance.

Our failure to effectively deploy the net proceeds may have an adverse effect on our financial performance.

We intend to contribute between $13.7 million and $18.8 million of the net proceeds of the offering to Magyar Bank. We may use the remaining net proceeds to invest in short-term investments and for general corporate purposes, including repurchasing shares of our common stock and paying dividends. We also expect to use a portion of the net proceeds we retain to fund a loan to our employee stock ownership plan to purchase shares of common stock in the offering. Magyar Bank may use the net proceeds it receives to fund new loans, expand its retail banking franchise by establishing or acquiring new branches or by acquiring other financial institutions or other financial services companies, or for other general corporate purposes. However, except for the funding the loan to the employee stock ownership plan, we have not allocated specific amounts of the net proceeds for any of these purposes, and we will have broad discretion in determining the amount of the net proceeds we apply to different uses and when we apply or reinvest such proceeds. Also, certain of these uses, such as opening new branches or acquiring other financial institutions, may require the approval of the NJDOBI or the Federal Reserve Board. We have not established a timetable for investing the net proceeds, and we cannot predict how long we will require to invest the net proceeds. Our failure to reinvest these funds effectively would reduce our profitability and may adversely affect the value of our common stock.

Our return on equity may be low following the offering. This could negatively affect the trading price of our shares of common stock.

Net income divided by average stockholders’ equity, known as “return on equity,” is a ratio many investors use to compare the performance of financial institutions. Our return on equity may be low until we are able to leverage the additional capital we receive from the offering. Our return on equity also will be negatively affected by added expenses associated with our employee stock ownership plan and the stock-based benefit plans we currently sponsor and intend to adopt. Our return on average equity was 3.85% for the year ended September 30, 2020, with consolidated equity of $56.9 million at September 30, 2020. Our pro forma consolidated equity as of December 31, 2020, assuming completion of the offering, is estimated to be between $82.1 million at the minimum of the offering range and $91.1 million at the maximum of the offering range. Until we can increase our net interest income and non-interest income and leverage the capital raised in the offering, our return on equity may be low, which may reduce the market price of our shares of common stock.

Our stock-based benefit plans will increase our expenses and reduce our income.

We intend to adopt one or more new stock-based benefit plans after the conversion, subject to stockholder approval, which will increase our annual compensation and benefit expenses related to the stock options and stock awards granted to participants. The actual amount of these new stock-related compensation and benefit expenses will depend on the number of options and stock awards granted under the plans, the fair market value of our stock or options on the date of grant, the vesting period, and other factors which we cannot predict at this time. If we adopt stock-based benefit plans within 12 months following the conversion, the shares of common stock reserved for issuance pursuant to awards of restricted stock and grants of options under such plans would be limited to 4% and 10%, respectively, of the total shares of our common stock sold in the offering. If we adopt stock-based benefit plans more than 12 months after the completion of the conversion, we may adopt plans that allow for greater amounts of awards and options and, therefore, we could award restricted shares of common stock or grant options in excess of these amounts, which would further increase costs.

In addition, we will recognize expense for our employee stock ownership plan when shares are committed to be released to participants’ accounts, and we will recognize expense for restricted stock awards and stock options over the vesting period of awards made to recipients. The expense in the first year following the offering for our employee stock ownership plan and for our new stock-based benefit plans, assuming such plans had been implemented at the beginning of the year, is estimated to be approximately $665,000 ($524,000 after tax) at the maximum of the offering range as set forth in the pro forma financial information under “Pro Forma Data,” assuming the $10.00 per share purchase price as fair market value. Actual expenses, however, may be higher or lower, depending on the price of our common stock. For further discussion of our proposed stock-based plans, see “Management – Benefits to be Considered Following Completion of the Conversion.”

The implementation of stock-based benefit plans may dilute your ownership interest. Historically, stockholders have approved these stock-based benefit plans.

We intend to adopt one or more new stock-based benefit plans following the offering. These plans may be funded either through open market purchases of our common stock or from the issuance of authorized but unissued shares of common stock. Our ability to repurchase shares of our common stock to fund these plans will be subject to many factors, including applicable regulatory restrictions on stock repurchases, the availability of stock in the market, the trading price of our stock, our capital levels, alternative uses for our capital and our financial performance. While our intention is to fund the new stock-based benefit plans through open market purchases, stockholders would experience a 5.22% dilution in ownership interest if newly issued shares of our common stock are used to fund stock options in an amount equal to 10% of the shares sold in the offering, and all such stock options are exercised, and a 2.16% dilution in ownership interest if newly issued shares of our common stock are used to fund shares of restricted common stock in an amount equal to 4% of the shares sold in the offering. Such dilution would also reduce earnings per share. If we adopt the plans more than 12 months following the conversion, new stock-based benefit plans would not be subject to these size limitations and stockholders could experience even greater dilution.

Although the implementation of new stock-based benefit plans would be subject to stockholder approval, historically, the overwhelming majority of stock-based benefit plans adopted by savings institutions and their holding companies following mutual-to-stock conversions have been approved by stockholders.

We have not determined when we will adopt one or more new stock-based benefit plans. Stock-based benefit plans adopted more than 12 months following the completion of the conversion may exceed regulatory restrictions on the size of stock-based benefit plans adopted within 12 months, which would further increase our costs.

If we adopt stock-based benefit plans more than 12 months following the completion of the conversion, then grants of shares of common stock or stock options under our proposed stock-based benefit plans may exceed 4% and 10%, respectively, of shares of common stock sold in the offering. Stock-based benefit plans that provide for awards in excess of these amounts would increase our costs beyond the amounts estimated in “– Our stock-based benefit plans will increase our expenses and reduce our income.” Stock-based benefit plans that provide for awards in excess of these amounts could also result in dilution to stockholders in excess of that described in “– The implementation of stock-based benefit plans may dilute your ownership interest. Historically, stockholders have approved these stock-based benefit plans.” Although the implementation of stock-based benefit plans would be subject to stockholder approval, the timing of the implementation of such plans will be at the discretion of our board of directors.

Various factors may make takeover attempts more difficult to achieve.

Certain provisions of our certificate of incorporation and bylaws and federal banking laws, including regulatory approval requirements, could make it more difficult for a third party to acquire control of Magyar Bancorp without our board of directors’ approval. Under regulations applicable to the conversion, for a period of three years following completion of the conversion, no person may offer to acquire or acquire beneficial ownership of more than 10% of our common stock without prior approval of the Federal Reserve Board. Under federal law, subject to certain exemptions, a person, entity or group must notify the Federal Reserve Board and receive the Federal Reserve Board’s non-objection before acquiring control of a bank holding company. There also are provisions in our certificate of incorporation and bylaws that we may use to delay or block a takeover attempt, including a provision that prohibits any person from voting more than 10% of our outstanding shares of common stock. Furthermore, shares of restricted stock and stock options that we may grant to employees and directors, stock ownership by our management and directors and other factors may make it more difficult for companies or persons to acquire control of Magyar Bancorp without the consent of our board of directors, and may increase the cost of an acquisition. Taken as a whole, these statutory or regulatory provisions and provisions in our certificate of incorporation and bylaws could result in our being less attractive to a potential acquirer and therefore could adversely affect the market price of our common stock. For additional information, see “Restrictions on Acquisition of Magyar Bancorp” and “Management – Benefits to be Considered Following Completion of the Conversion.”

Our certificate of incorporation provides that, subject to limited exception, a state or federal court in the State of Delaware is the sole and exclusive forum for certain stockholder litigation matters, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, and other employees.

Our certificate of incorporation provides that, unless Magyar Bancorp consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Magyar Bancorp, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of Magyar Bancorp to Magyar Bancorp or Magyar Bancorp’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, or (iv) any action asserting a claim governed by the internal affairs doctrine will be conducted in a state or federal court in the State of Delaware, in all cases subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. This exclusive forum provision does not apply to claims arising under the federal securities laws. This exclusive forum provision may limit a stockholder’s ability to bring a claim in a judicial forum it finds favorable for disputes with Magyar Bancorp and its directors, officers, and other employees or may cause a stockholder to incur additional expense by having to bring a claim in a judicial forum that is distant from where the stockholder resides, or both. In addition, if a court were to find this exclusive forum provision to be inapplicable or unenforceable in a particular action, we may incur additional costs associated with resolving the action in another jurisdiction, which could have a material adverse effect on our financial condition and results of operations.

There may be a limited trading market in our shares of common stock, which would hinder your ability to sell our common stock and may lower the market price of our common stock.

We expect that our common stock will be continue to be listed and trade on the Nasdaq Global Market under the symbol “MGYR” upon conclusion of the offering, subject to compliance with certain conditions, including having 300 “round lot” stockholders (stockholders owning more than 100 shares) and at least three broker-dealers making a market for our common stock. The development of an active trading market depends on the existence of willing buyers and sellers, the presence of which is not within our control, or that of any market maker. The number of active buyers and sellers of the shares of common stock at any particular time may be limited. Under such circumstances, you could have difficulty selling your shares of common stock on short notice, and, therefore, you should not view the shares of common stock as a short-term investment. Purchasers of common stock in this offering should have long-term investment intent and should recognize that there may be a limited trading market in the common stock, which could make it difficult to sell the common stock after the offering and may have an adverse impact on the price at which the common stock can be sold.

Our stock value may be negatively affected by applicable regulations that restrict stock repurchases.

Applicable regulations generally restrict us from repurchasing our shares of common stock during the first year following the offering. Stock repurchases are a capital management tool that can enhance the value of a company’s stock, and our inability to repurchase our shares of common stock during the first year following the offering may negatively affect our stock price.

You may not revoke your decision to purchase Magyar Bancorp common stock in the subscription or community offerings after you send us your order.

Funds submitted or automatic deposit withdrawals authorized to purchase shares of common stock in the subscription and community offerings will be held by us until the completion or termination of the conversion and offering. Because completion of the conversion and offering will be subject to regulatory approvals and an update of the independent appraisal prepared by RP Financial, LC., among other factors, there may be one or more delays in completing the conversion and offering. Orders submitted in the subscription and community offerings are irrevocable, and purchasers will have no access to their funds unless the offering is terminated, or extended beyond

August 2, 2021, or the number of shares to be sold in the offering is increased to more than 3,910,000 shares or decreased to fewer than 2,890,000 shares.

The distribution of subscription rights could have adverse income tax consequences.

If the subscription rights granted in connection with the offering are deemed to have an ascertainable value, receipt of such rights may be taxable in an amount equal to such value. Whether subscription rights are considered to have ascertainable value is an inherently factual determination. We have received an opinion of counsel, Luse Gorman, PC, that it is more likely than not that such rights have no value; however, such opinion is not binding on the Internal Revenue Service.

INFORMATION ABOUT THE SPECIAL MEETING

General

This proxy statement/prospectus is being furnished to you in connection with the solicitation by the board of directors of Magyar Bancorp of proxies to be voted at the special meeting of stockholders to be held at Ellery’s located at 701 Lincoln Blvd., Middlesex, New Jersey 08846 on June 30, 2021, at 2:00 p.m., Eastern time, and any adjournment or postponement thereof.

The primary purpose of the special meeting is to consider and vote upon the Plan of Conversion.

In addition, stockholders will vote on a proposal to approve the adjournment of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes at the time of the special meeting to approve the Plan of Conversion.

Voting for or against approval of the Plan of Conversion includes a vote for or against the conversion of Magyar Bancorp, MHC to a stock holding company as contemplated by the Plan of Conversion, including the merger of Magyar Bancorp, MHC into Magyar Bancorp and the proposed amendments to the certificate of incorporation of Magyar Bancorp. Voting in favor of the Plan of Conversion will not obligate you to purchase any shares of common stock in the offering and will not affect the balance, interest rate or federal deposit insurance of any deposits at Magyar Bank.

Who Can Vote at the Meeting

You are entitled to vote your Magyar Bancorp common stock if our records show that you held your shares as of the close of business on May 3, 2021. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in street name and these proxy materials are being forwarded to you by your broker or nominee. As the beneficial owner, you have the right to direct your broker or nominee how to vote.

As of the close of business on May 3, 2021, there were 5,810,746 shares of Magyar Bancorp common stock outstanding. Each share of common stock has one vote.

Attending the Meeting

If you are a stockholder as of the close of business on May 3, 2021, you may attend the meeting. However, if you hold your shares in street name (i.e., through a bank or broker), you will need proof of ownership to be admitted to the meeting. A recent brokerage statement or a letter from a bank or broker are examples of proof of ownership. If you want to vote your shares of Magyar Bancorp common stock held in street name in person at the meeting, you will have to get a written proxy in your name from the broker, bank or other nominee who holds your shares.

Quorum; Vote Required

The special meeting will be held only if there is a quorum. A quorum exists if a majority of the outstanding shares of common stock entitled to vote, represented in person or by proxy, is present at the meeting. If you return valid proxy instructions or attend the meeting in person, your shares will be counted for purposes of determining whether there is a quorum, even if you abstain from voting. Broker non-votes also will be counted for purposes of determining the existence of a quorum. A broker non-vote occurs when a broker, bank or other nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item and has not received voting instructions from the beneficial owner.

Proposal 1: Approval of the Plan of Conversion and Reorganization. We must obtain the affirmative vote of (i) two-thirds of the votes entitled to be cast at the special meeting, including votes representing shares held by Magyar Bancorp, MHC, and (ii) a majority of the votes entitled to be cast at the special meeting, other than shares held by Magyar Bancorp, MHC.

Proposal 2: Approval of the adjournment of the special meeting. We must obtain the affirmative vote of a majority of the votes cast by Magyar Bancorp stockholders entitled to vote at the special meeting to adjourn the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes at the time of the special meeting to approve the proposal to approve the Plan of Conversion.

Other Matters. We must obtain the affirmative vote of the majority of the votes cast by holders of outstanding shares of common stock of Magyar Bancorp. At this time, we know of no other matters that may be presented at the special meeting.

Shares Held by Magyar Bancorp, MHC and Our Officers and Directors

As of May 3, 2021, Magyar Bancorp, MHC beneficially owned 3,200,450 shares of Magyar Bancorp common stock, or approximately 55.1% of our outstanding shares. We expect that Magyar Bancorp, MHC will vote all of its shares in favor of each of the proposals presented.

As of May 3, 2021, our officers and directors beneficially owned 218,049 shares of Magyar Bancorp common stock, or approximately 3.8% of our outstanding shares and 8.4% of the outstanding shares held by stockholders other than Magyar Bancorp, MHC.

Voting by Proxy

Our board of directors is sending you this proxy statement/prospectus to request that you allow your shares of Magyar Bancorp common stock to be represented at the special meeting by the persons named in the enclosed proxy card. All shares of Magyar Bancorp common stock represented at the meeting by properly executed and dated proxies will be voted according to the instructions indicated on the proxy card. If you sign, date and return a proxy card without giving voting instructions, your shares will be voted as recommended by our board of directors. Our board of directors recommends that you vote “FOR” approval of the Plan of Conversion and “FOR” approval of the adjournment of the special meeting, if necessary.

If any matters not described in this proxy statement/prospectus are properly presented at the special meeting, the board of directors will use their judgment to determine how to vote your shares. We do not know of any other matters to be presented at the special meeting.

If your Magyar Bancorp common stock is held in street name, you will receive instructions from your broker, bank or other nominee that you must follow to have your shares voted. Your broker, bank or other nominee may allow you to deliver your voting instructions via mobile device or the Internet. Refer to the instruction form provided by your broker, bank or other nominee that accompanies this proxy statement/prospectus.

Revocability of Proxies

You may revoke your proxy at any time before the vote is taken at the special meeting. To revoke your proxy, you must advise the corporate secretary of Magyar Bancorp in writing before your common stock has been voted at the special meeting, deliver a signed, later-dated proxy or attend the special meeting and vote your shares in person. Attendance at the special meeting will not in itself constitute revocation of your proxy.

Solicitation of Proxies

This proxy statement/prospectus and the accompanying proxy card are being furnished to you in connection with the solicitation of proxies for the special meeting by the board of directors. Magyar Bancorp will pay the costs of soliciting proxies from its stockholders. To the extent necessary to permit approval of the Plan of Conversion and the other proposals being considered, Laurel Hill Advisory Group, LLC, our proxy solicitor, and directors, officers or employees of Magyar Bancorp and Magyar Bank may solicit proxies by mail, telephone and other forms of communication. We will reimburse such persons for their reasonable out-of-pocket expenses incurred in connection with such solicitation. For its services as information agent and stockholder proxy solicitor, we will pay Laurel Hill Advisory Group, LLC $7,000 plus out-of-pocket expenses and charges for telephone calls made and received in connection with the solicitation.

We will also reimburse banks, brokers, nominees and other fiduciaries for the expenses they incur in forwarding the proxy materials to you.

Participants in the Employee Stock Ownership Plan

If you participate in Magyar Bank Employee Stock Ownership Plan, you will receive a voting instruction form that reflects all shares you may direct the trustees to vote on your behalf under the plan. Under the terms of the Employee Stock Ownership Plan, the Employee Stock Ownership Plan trustee votes all shares held by the Employee Stock Ownership Plan, but each Employee Stock Ownership Plan participant may direct the trustee how to vote the shares of common stock allocated to his or her account. The Employee Stock Ownership Plan trustee, subject to the exercise of its fiduciary duties, will vote all unallocated shares of Magyar Bancorp common stock held by the Employee Stock Ownership Plan and allocated shares for which no voting instructions are received in the same proportion as shares for which it has received timely voting instructions. The deadline for returning your voting instructions to the plan’s trustee is June 23, 2021.

The board of directors unanimously recommends that you sign, date and mark the enclosed proxy “FOR” approval of each of the above described proposals, including the adoption of the Plan of Conversion, and return it in the enclosed envelope today. Voting the proxy card will not prevent you from voting in person at the special meeting. For information on submitting your proxy, refer to the instructions on the enclosed proxy card.

Your prompt vote is very important. Failure to vote will have the same effect as voting against the Plan of Conversion.

PROPOSAL 1 – APPROVAL OF THE PLAN OF CONVERSION AND REORGANIZATION

The boards of directors of Magyar Bancorp and Magyar Bancorp, MHC have approved the Plan of Conversion. The Plan of Conversion must also be approved by the depositors of Magyar Bank and the stockholders of Magyar Bancorp, and is subject to the satisfaction of certain other conditions. Special meetings of depositors and stockholders have been called for this purpose. The approval of the Federal Reserve Board and NJDOBI is required before we can consummate the conversion and stock offering. We have also filed an application with the NJDOBI with respect to the amendments to Magyar Bank’s certificate of incorporation, and the approval of the NJDOBI is required before we can consummate the conversion and issue shares of common stock. Any approval by the Federal Reserve Board or the NJDOBI does not constitute a recommendation or endorsement of the plan of reorganization.

General

Pursuant to the Plan of Conversion, our organization will convert from the mutual holding company form of organization to the fully stock form. Magyar Bancorp, MHC will be merged into Magyar Bancorp and as a result Magyar Bancorp, MHC will cease to exist. As part of the conversion, the 55.1% ownership interest of Magyar Bancorp, MHC in Magyar Bancorp will be offered for sale in the offering. When the conversion is completed, Magyar Bancorp will continue to own all of the outstanding common stock of Magyar Bank and public stockholders will own all of the outstanding common stock of Magyar Bancorp. A diagram of our corporate structure before and after the conversion is set forth in the “Summary” section of this proxy statement/prospectus.

Under the Plan of Conversion, at the completion of the conversion and offering, each share of Magyar Bancorp common stock owned by persons other than Magyar Bancorp, MHC will be exchanged into new shares of Magyar Bancorp common stock determined pursuant to an exchange ratio. The exchange ratio will ensure that immediately after the exchange of existing shares of Magyar Bancorp for new shares of Magyar Bancorp the public stockholders will own the same aggregate percentage of shares of common stock of Magyar Bancorp that they owned in Magyar Bancorp immediately before the conversion, excluding any shares they purchased in the offering, their receipt of cash paid in lieu of fractional shares and adjusted downward to reflect certain assets held by Magyar Bancorp, MHC.

We intend to retain between $11.4 million and $15.6 million of the net proceeds of the offering and to contribute between $13.7 million and $18.8 million of the net proceeds to Magyar Bank. The conversion will be consummated only upon the issuance of at least the minimum number of shares of our common stock offered pursuant to the Plan of Conversion.

The Plan of Conversion provides that we will offer shares of common stock for sale in the subscription offering to eligible account holders, our tax-qualified employee benefit plans, including our employee stock ownership plan, supplemental account holders, and other depositors. In addition, we may offer common stock for sale in a community offering to members of the general public, with a preference given to natural persons (including trusts of natural persons) residing in Middlesex, Somerset, Monmouth, Hunterdon and Union counties, New Jersey.

We have the right to accept or reject, in whole or in part, any orders to purchase shares of the common stock received in the community offering. The community offering may begin concurrently with, during or promptly after the subscription offering and must be completed within 45 days after the completion of the subscription offering unless otherwise extended by the Federal Reserve Board. See “– Community Offering.”

We also may offer for sale shares of common stock not purchased in the subscription or community offerings in a syndicated community offering in which KBW will be sole manager. See “– Syndicated Community Offering.”

We determined the number of shares of common stock to be offered in the offering based upon an independent valuation appraisal of the estimated pro forma market value of Magyar Bancorp. All shares of common stock to be sold in the offering will be sold at $10.00 per share. Investors will not be charged a commission to purchase shares of common stock. The independent valuation will be updated and the final number of shares of common stock to be issued in the offering will be determined at the completion of the offering. See “– Stock Pricing and Number of Shares to be Issued” for more information as to the determination of the estimated pro forma market value of the common stock.

The following is a brief summary of the conversion and offering and is qualified in its entirety by reference to the provisions of the Plan of Conversion. A copy of the Plan of Conversion is available for inspection at each office of Magyar Bank. The Plan of Conversion is filed as an exhibit to the registration statement we have filed with the Securities and Exchange Commission, of which this proxy statement/prospectus is a part. Copies of the registration statement may be obtained from the Securities and Exchange Commission or online at the Securities and Exchange Commission’s website (www.sec.gov). See “Where You Can Find Additional Information.”

The board of directors unanimously recommends that you vote “FOR” approval of the Plan of Conversion and Reorganization of Magyar Bancorp, MHC.

Reasons for the Conversion

Our primary reasons for converting and undertaking the offering are to:

•

Enhance our regulatory capital position to support growth and build stockholder value. A strong capital position is essential to achieving our long-term objectives of growing Magyar Bank and building stockholder value. Although Magyar Bank currently exceeds all regulatory capital requirements, the proceeds from the offering will materially strengthen our capital position and enable us to support our planned growth and expansion through larger legal lending limits and reduced loan concentrations as a percentage of regulatory capital. The augmented regulatory capital will be essential to the continued implementation of our business strategy.

•

Transition our organization to a stock holding company structure, which gives us greater flexibility to access the capital markets compared to our existing mutual holding company structure. The stock holding company structure gives us greater flexibility to access the capital markets to support our growth through possible future equity and debt offerings. We have no current plans, agreements or understandings regarding any additional equity or debt offerings.

•

Improve the liquidity of our shares of common stock. We expect that the larger number of publicly traded shares that will be outstanding after completion of the conversion and offering will result in a more liquid and active market for Magyar Bancorp common stock. A more liquid and active market will make it easier for our stockholders to buy and sell our common stock and will give us greater flexibility in implementing capital management strategies.

•

Facilitate our stock holding company’s ability to pay dividends to our public stockholders. Current regulations of the Federal Reserve Board substantially restrict the ability of Magyar Bancorp, MHC to waive dividends declared by Magyar Bancorp. Accordingly, because any dividends declared and paid by Magyar Bancorp would be required to be paid to Magyar Bancorp, MHC along with all other stockholders, the amount of dividends available for all other stockholders would be been less than if Magyar Bancorp, MHC were to waive the receipt of dividends. The conversion will eliminate our mutual holding company structure and will facilitate our ability to pay dividends to all stockholders of Magyar Bancorp, subject to legal, regulatory and financial considerations applicable to all financial institutions. See “Our Dividend Policy.”

•

Facilitate future mergers and acquisitions. Although we do not currently have any understandings or agreements regarding any specific acquisition transaction, the stock holding company structure will give us greater flexibility to structure, and make us a more attractive and competitive bidder for, mergers and acquisitions of other financial institutions or business lines as opportunities arise. The additional capital raised in the offering also will enable us to consider larger merger transactions. In addition, although we intend to remain an independent financial institution, the stock holding company structure may make us a more attractive acquisition candidate for other institutions. Applicable regulations prohibit anyone from acquiring or offering to acquire more than 10% of our stock for three years following completion of the conversion without regulatory approval.

Approvals Required

The affirmative vote of a majority of the total votes eligible to be cast by depositors of Magyar Bank is required to approve the Plan of Conversion. By their approval of the Plan of Conversion, the depositors of Magyar Bank will also be approving the merger of Magyar Bancorp, MHC with and into Magyar Bancorp. The affirmative vote of the holders of at least two-thirds of the outstanding shares of common stock of Magyar Bancorp and the affirmative vote of the holders of a majority of the outstanding shares of common stock of Magyar Bancorp held by the public stockholders of Magyar Bancorp (i.e., all stockholders other than Magyar Bancorp, MHC) also are required to approve the Plan of Conversion. By their approval of the Plan of Conversion, the public stockholders will also be approving the merger of Magyar Bancorp, MHC with and into Magyar Bancorp as well as the amendments to the certificate of incorporation of Magyar Bancorp. We have filed applications with the Federal Reserve Board and the NJDOBI with respect to the conversion. The approvals of the Federal Reserve Board and the NJDOBI are required before we can consummate the conversion and issue shares of common stock. The NJDOBI must also approve an amendment to Magyar Bank’s certificate of incorporation to establish a liquidation account. The approval of the NJDOBI is required before we can consummate the conversion and issue shares of common stock.

Share Exchange Ratio for Current Stockholders

At the completion of the conversion, each publicly held share of Magyar Bancorp common stock will be exchanged into the right to receive a number of shares of Magyar Bancorp common stock. The number of shares of common stock will be determined pursuant to the exchange ratio, which ensures that the public stockholders will own the same percentage of common stock in Magyar Bancorp after the conversion as they held in Magyar Bancorp immediately before the conversion, exclusive of their purchase of additional shares of common stock in the offering, their receipt of cash in lieu of fractional exchange shares and adjusted downward to reflect certain assets held by Magyar Bancorp, MHC. The exchange ratio will not depend on the market value of Magyar Bancorp common stock. The exchange ratio will be based on the percentage of Magyar Bancorp common stock held by the public, the independent valuation of Magyar Bancorp prepared by RP Financial, LC., and the number of shares of common stock issued in the offering. The exchange ratio is expected to range from approximately 0.9027 shares for each publicly held share of Magyar Bancorp at the minimum of the offering range to 1.2213 shares for each publicly held share of Magyar Bancorp at the maximum of the offering range.

The following table shows how the exchange ratio will adjust, based on the appraised value of Magyar Bancorp as of February 5, 2021, assuming public stockholders of Magyar Bancorp own 44.9% of the outstanding shares of Magyar Bancorp common stock and Magyar Bancorp, MHC has cash of $10,000 immediately before the completion of the conversion. The table also shows how many shares of Magyar Bancorp a hypothetical owner of Magyar Bancorp common stock would receive in the exchange for 100 shares of common stock owned at the completion of the conversion, depending on the number of shares issued in the offering.

	Shares to be Sold in The Offering		New Shares of Magyar Bancorp to be Issued for Shares of Existing Magyar Bancorp		Total Shares of Common Stock to be Issued in Exchange and Offering	Exchange Ratio	Equivalent Value of Shares Based Upon Offering Price (1)	Equivalent Pro Forma Tangible Book Value Per Exchanged Share (2)	Whole Shares to be Received for 100 Existing Shares (3)
	Amount	Percent	Amount	Percent
Minimum	2,890,000	55.1%	2,356,399	44.9%	5,246,399	0.9027	$9.03	$15.66	90
Midpoint	3,400,000	55.1%	2,772,234	44.9%	6,172,234	1.0620	$10.62	$14.04	106
Maximum	3,910,000	55.1%	3,188,070	44.9%	7,098,070	1.2213	$12.21	$12.83	122

(1)

Represents the value of shares of Magyar Bancorp common stock to be received in the conversion by a holder of one share of Magyar Bancorp, pursuant to the exchange ratio, based upon the $10.00 per share offering price.

(2)

Represents the pro forma tangible book value per share at each level of the offering range multiplied by the respective exchange ratio. At December 31, 2020, Magyar Bancorp’s tangible book value per share was $10.02.

(3)	Cash will be paid in lieu of fractional shares.

Effects of Conversion

Continuity. The conversion will not affect the normal business of Magyar Bank of accepting deposits and making loans. Magyar Bank will continue to be a New Jersey-chartered savings bank and will continue to be regulated by the NJDOBI. After the conversion, Magyar Bank will continue to offer existing services to depositors, borrowers and other customers. The directors of Magyar Bancorp serving at the time of the conversion will continue to be the directors of Magyar Bancorp upon the completion of the conversion.

Effect on Deposit Accounts. Pursuant to the Plan of Conversion, each depositor of Magyar Bank at the time of the conversion will automatically continue as a depositor after the conversion, and the deposit balance, interest rate and other terms of such deposit accounts will not change as a result of the conversion. Each such account will be insured by the FDIC to the same extent as before the conversion. Depositors will continue to hold their existing certificates and other evidences of their accounts.

Effect on Loans. No loan outstanding from Magyar Bank will be affected by the conversion, and the amount, interest rate, maturity and security for each loan will remain as it was contractually fixed before the conversion.

Effect on Voting Rights of Depositors. At present, depositors of Magyar Bank have limited voting rights in Magyar Bancorp, MHC. Upon completion of the conversion, depositors will no longer have any voting rights. Upon completion of the conversion, all voting rights in Magyar Bank will be vested in Magyar Bancorp as the sole stockholder of Magyar Bank. The stockholders of Magyar Bancorp will possess exclusive voting rights with respect to Magyar Bancorp common stock.

Tax Effects. We have received an opinion of counsel with regard to the federal income tax consequences of the conversion and an opinion of our tax advisor with regard to the New Jersey income tax consequences of the conversion to the effect that the conversion will not be a taxable transaction for federal or state income tax purposes to Magyar Bancorp, MHC, Magyar Bancorp, Magyar Bank, the public stockholders of Magyar Bancorp (except for cash paid for fractional shares), eligible account holders, supplemental eligible account holders, or other depositors. See “– Material Income Tax Consequences.”

Effect on Liquidation Rights. Each depositor in Magyar Bank has both a deposit account in Magyar Bank and a pro rata ownership interest in the net worth of Magyar Bancorp, MHC based upon the deposit balance in his or her account. This ownership interest is tied to the depositor’s account and has no tangible market value separate from the deposit account. This ownership interest may only be realized in the event of a complete liquidation of Magyar Bancorp, MHC and Magyar Bank; however, there has never been a liquidation of a solvent mutual holding company. Any depositor who opens a deposit account prior to the completion of the offering receives a pro rata ownership interest in Magyar Bancorp, MHC without any additional payment beyond the amount of the deposit. A depositor who reduces or closes his or her account receives a portion or all of the balance in the deposit account but nothing for his or her ownership interest in the net worth of Magyar Bancorp, MHC, which is lost to the extent that the balance in the account is reduced or closed.

Consequently, depositors in a stock depository institution that is a subsidiary of a mutual holding company normally have no way of realizing the value of their ownership interest, which would be realizable only in the unlikely event that Magyar Bancorp, MHC and Magyar Bank are liquidated completely. If this occurs, the depositors of record at that time, as owners, would share pro rata in any residual surplus and reserves of Magyar Bancorp, MHC after other claims, including claims of depositors to the amounts of their deposits, are paid.

Under the Plan of Conversion, Eligible Account Holders (as defined below) and Supplemental Eligible Account Holders (as defined below) will receive an interest in liquidation accounts maintained by Magyar Bancorp and Magyar Bank in an aggregate amount equal to (i) Magyar Bancorp, MHC’s ownership interest in Magyar Bancorp’s total stockholders’ equity as of the date of the latest statement of financial condition included in this proxy statement/prospectus, plus (ii) the value of the net assets of Magyar Bancorp, MHC as of the date of the latest statement of financial condition of Magyar Bancorp, MHC before the consummation of the conversion (excluding its ownership of Magyar Bancorp). Magyar Bancorp and Magyar Bank will hold the liquidation accounts for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders who continue to maintain deposits in Magyar Bank after the conversion. The liquidation accounts are intended to preserve for Eligible Account

Holders and Supplemental Eligible Account Holders who continue to maintain their deposit accounts with Magyar Bank a liquidation interest in the residual net worth, if any, of Magyar Bancorp or Magyar Bank (after the payment of all creditors, including depositors to the full extent of their deposit accounts) in the event of a liquidation of (a) Magyar Bancorp and Magyar Bank or (b) Magyar Bank. See “– Liquidation Rights.”

Stock Pricing and Number of Shares to be Issued

The Plan of Conversion and federal regulations require that the aggregate purchase price of the common stock sold in the offering must be based on the appraised pro forma market value of the common stock, as determined by an independent valuation. We have retained RP Financial, LC. to prepare an independent valuation appraisal. For its services in preparing the initial valuation and one valuation update, RP Financial, LC. will receive a fee of $50,000, as well as payment for reimbursable expenses. During the past three years, we have not paid any fees to RP Financial, LC. We have agreed to indemnify RP Financial, LC. and its employees and affiliates for certain costs and expenses in connection with claims or litigation relating to the appraisal and arising out of any misstatement or untrue statement of a material fact in information supplied to RP Financial, LC. by us or by an intentional omission by us to state a material fact in the information provided, except where RP Financial, LC. has been negligent or at fault.

The independent valuation was prepared by RP Financial, LC. in reliance upon the information contained in this proxy statement/prospectus, including the consolidated financial statements of Magyar Bancorp. RP Financial, LC. also considered the following factors, among others:

•	the present results and financial condition of Magyar Bancorp and the projected results and financial condition of Magyar Bancorp;

•	the economic and demographic conditions in Magyar Bancorp’s existing market area;

•	certain historical, financial and other information relating to Magyar Bancorp;

•	a comparative evaluation of the operating and financial characteristics of Magyar Bancorp with those of other publicly traded savings institutions;

•	the effect of the conversion and offering on Magyar Bancorp’s stockholders’ equity and earnings potential;

•	the proposed dividend policy of Magyar Bancorp; and

•	the trading market for securities of comparable institutions and general conditions in the market for such securities.

The independent valuation is also based on an analysis of a peer group of publicly traded savings and loan and bank holding companies that RP Financial, LC. considered comparable to Magyar Bancorp under regulatory guidelines applicable to the independent valuation. Under these guidelines, a minimum of ten peer group companies are selected from the universe of all publicly traded financial institutions with relatively comparable resources, strategies and financial and other operating characteristics. Such companies must also be traded on a securities exchange (such as Nasdaq or the New York Stock Exchange). The peer group companies selected for Magyar Bancorp also consisted of fully converted stock institutions that were not subject to an actual or rumored acquisition and that had been publicly traded for at least one year. In addition, RP Financial, LC. limited the peer group to companies to the following two selection criteria: (1) Mid-Atlantic and New England institutions with assets of between $500 million and $2.0 billion, tangible equity/tangible assets ratios of greater than 7.0% and positive core earnings; or (2) Midwest institutions with assets of between $500 million and $2.0 billion, tangible equity/tangible assets ratios of greater than 7.0% and positive core earnings.

The independent valuation appraisal considered the pro forma effect of the offering. Consistent with federal appraisal guidelines, the appraisal applied three primary methodologies: (i) the pro forma price-to-book value approach applied to both reported book value and tangible book value; (ii) the pro forma price-to-earnings approach applied to reported and core earnings; and (iii) the pro forma price-to-assets approach. The market value ratios applied in the three methodologies were based on the current market valuations of the peer group companies. RP Financial, LC. placed the greatest emphasis on the price-to-earnings and price-to-book approaches in estimating pro forma market value. RP Financial, LC. did not consider a pro forma price-to-assets approach to be as meaningful in preparing the appraisal, as this approach is more meaningful when a company has low equity or earnings. The price-to-assets approach is less meaningful for a company like us, as we have equity in excess of regulatory capital requirements and positive core earnings.

In applying each of the valuation methods, RP Financial, LC. considered adjustments to the pro forma market value based on a comparison of Magyar Bancorp with the peer group. RP Financial, LC. made downward adjustments for financial condition and liquidity of the shares. RP Financial, LC. made no adjustments for profitability, growth and viability of earnings, asset growth, primary market area, dividends, marketing of the issue, management, and effect of government regulations and regulatory reform. The downward adjustment applied for financial condition took into consideration Magyar Bancorp’s smaller asset size, less favorable credit quality measures and a lower pro forma return on equity in comparison to the peer group, while the downward adjustment for liquidity of the shares took into consideration Magyar Bancorp’s lower market capitalization and lower shares outstanding relative to the comparable peer group averages and medians.

Included in RP Financial, LC.’s independent valuation were certain assumptions as to the pro forma earnings of Magyar Bancorp after the conversion that were used in determining the appraised value. These assumptions included estimated expenses, an assumed after-tax rate of return of 0.25% on the net offering proceeds and purchases in the open market of 4% of the common stock issued in the offering by the stock-based benefit plan at the $10.00 per share purchase price. See “Pro Forma Data” for additional information concerning assumptions included in the independent valuation and used in preparing pro forma data. The use of different assumptions may yield different results.

The independent valuation states that as of February 5, 2021, the estimated pro forma market value of Magyar Bancorp was $61.7 million. Based on federal regulations, this market value forms the midpoint of a range with a minimum of $52.5 million and a maximum of $71.0 million. The aggregate offering price of the shares will be equal to the valuation range multiplied by the adjusted percentage of Magyar Bancorp common stock owned by Magyar Bancorp, MHC. The number of shares offered will be equal to the aggregate offering price of the shares divided by the price per share. Based on the valuation range, the adjusted percentage of Magyar Bancorp common stock owned by Magyar Bancorp, MHC, certain assets held by Magyar Bancorp, MHC and the $10.00 price per share, the minimum of the offering range is 2,890,000 shares, the midpoint of the offering range is 3,400,000 shares and the maximum of the offering range is 3,910,000 shares.

The board of directors of Magyar Bancorp reviewed the independent valuation and, in particular, considered the following:

•	Magyar Bancorp’s financial condition and results of operations;

•	a comparison of financial performance ratios of Magyar Bancorp to those of other financial institutions of similar size;

•	market conditions generally and in particular for financial institutions; and

•	the historical trading price of the publicly held shares of Magyar Bancorp common stock.

All of these factors are set forth in the independent valuation. The board of directors also reviewed the methodology and the assumptions used by RP Financial, LC. in preparing the independent valuation and believes that such assumptions were reasonable. The offering range may be amended, with the approval of the Federal Reserve Board and NJDOBI, as a result of subsequent developments in the financial condition of Magyar Bancorp or Magyar Bank or market conditions generally. If the independent valuation is updated to amend the pro forma market value of Magyar Bancorp to less than $52.5 million or more than $71.0 million, the appraisal will be filed with the Securities and Exchange Commission by means of a post-effective amendment to Magyar Bancorp’s registration statement.

The following table presents a summary of selected pricing ratios for Magyar Bancorp (on a pro forma basis) at and for the twelve months ended December 31, 2020, and for the peer group companies based on earnings and other information at and for the twelve months ended December 31, 2020, with stock prices at February 5, 2021, as reflected in the appraisal report. Compared to the average pricing of the peer group, and based upon the information in the following table, our pro forma pricing ratios at the midpoint of the offering range indicated a discount of 20.9% on a price-to-book value basis, a discount of 23.7% on a price-to-tangible book value basis and a premium of 86.5% on a price-to-earnings basis. Our board of directors, in reviewing and approving the appraisal, considered the range of price-to-earnings multiples and the range of price-to-book value and price-to-tangible book value ratios at the different amounts of shares to be sold in the offering. The appraisal did not consider one valuation approach to be more important than the other. The estimated appraised value and the resulting premium/discount took into consideration the potential financial effect of the conversion and offering as well as the trading price of Magyar Bancorp’s common stock. The closing price of the common stock was $11.00 per share on February 25, 2021, the last trading day immediately preceding the announcement of the conversion, and $10.61 per share on February 5, 2021, the effective date of the appraisal.

	Price-to-earnings multiple (1)	Price-to-book value ratio	Price-to-tangible book value ratio
Magyar Bancorp (on a pro forma basis, assuming completion of the conversion)
Maximum	28.02x	77.94%	77.94%
Midpoint	23.83x	71.23%	71.23%
Minimum	19.82x	63.86%	63.86%

Valuation of peer group companies, all of which are fully converted (on an historical basis)
Averages	12.78x	90.10%	93.40%
Medians	11.32x	89.45%	92.99%

(1)	Price-to-earnings multiples calculated by RP Financial, LC. in the independent appraisal are based on reported earnings. These ratios are different than those presented in “Pro Forma Data.”

The independent valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing our shares of common stock. RP Financial, LC. did not independently verify our consolidated financial statements and other information that we provided to them, nor did RP Financial, LC. independently value our assets or liabilities. The independent valuation considers Magyar Bank as a going concern and should not be considered as an indication of the liquidation value of Magyar Bank. Moreover, because the valuation is necessarily based upon estimates and projections of a number of matters, all of which may change from time to time, no assurance can be given that persons purchasing our common stock in the offering will thereafter be able to sell their shares at prices at or above $10.00 per share.

If the update to the independent valuation at the conclusion of the offering results in an increase in the maximum of the valuation range to more than $71.0 million and a corresponding increase in the offering range to more than 3,910,000 shares, or a decrease in the minimum of the valuation range to less than $52.5 million and a corresponding decrease in the offering range to fewer than 2,890,000 shares, then we will promptly return, with interest at 0.05% per annum, all funds previously delivered to us to purchase shares of common stock in the subscription and community offerings and cancel deposit account withdrawal authorizations and, after consulting with the Federal Reserve Board and NJDOBI, we may terminate the Plan of Conversion. Alternatively, we may establish a new offering range, extend the offering period and commence a resolicitation of purchasers or take other actions as permitted by the Federal Reserve Board or NJDOBI to complete the offering. If we extend the offering and conduct a resolicitation due to a change in the independent valuation, we will notify subscribers of the extension of time and of the rights of subscribers to place a new stock order for a specified period of time. Any single offering extension will not exceed 90 days; aggregate extensions may not conclude beyond June 30, 2023, which is two years after the special meeting of depositors to approve the Plan of Conversion.

An increase in the number of shares to be issued in the offering would decrease both a subscriber’s ownership interest and Magyar Bancorp’s pro forma earnings and stockholders’ equity on a per share basis while increasing stockholders’ equity on an aggregate basis. A decrease in the number of shares to be issued in the offering would increase both a subscriber’s ownership interest and Magyar Bancorp’s pro forma earnings and stockholders’ equity on a per share basis, while decreasing stockholders’ equity on an aggregate basis.

Copies of the independent valuation appraisal report of RP Financial, LC. and the detailed memorandum setting forth the method and assumptions used in the appraisal report are filed as exhibits to the documents specified under “Where You Can Find Additional Information.”

Subscription Offering and Subscription Rights

In accordance with the Plan of Conversion, rights to subscribe for shares of common stock in the subscription offering have been granted in the following descending order of priority. The filling of all subscriptions that we receive will depend on the availability of common stock after satisfaction of all subscriptions of all persons having prior rights in the subscription offering and on the purchase and ownership limitations set forth in the Plan of Conversion and as described below under “– Additional Limitations on Common Stock Purchases.”

Priority 1: Eligible Account Holders. Each depositor of Magyar Bank with aggregate deposit account balances of $50.00 or more (a “Qualifying Deposit”) at the close of business on December 31, 2019 (an “Eligible Account Holder”) will receive, without payment therefor, nontransferable subscription rights to purchase, subject to the overall purchase limitations, up to the greater of $400,000 (40,000 shares) of our common stock, 0.10% of the total number of shares of common stock issued in the offering, or 15 times the product of the number of subscription shares offered multiplied by a fraction of which the numerator is the aggregate Qualifying Deposit account balances of the Eligible Account Holder and the denominator is the aggregate Qualifying Deposit account balances of all Eligible Account Holders. See “– Additional Limitations on Common Stock Purchases.” If there are not sufficient shares available to satisfy all subscriptions, shares will first be allocated so as to permit each Eligible Account Holder to purchase a number of shares sufficient to make his or her total allocation equal to the lesser of 100 shares or the number of shares for which he or she subscribed. Thereafter, any remaining unallocated shares will be allocated to each remaining Eligible Account Holder whose subscription remains unfilled in same the proportion that the amount of his or her Qualifying Deposit bears to the total amount of Qualifying Deposits of all subscribing Eligible Account Holders whose subscriptions remain unfilled. If an amount so allocated exceeds the amount subscribed for by any one or more Eligible Account Holders, the excess shall be reallocated among those Eligible Account Holders whose subscriptions are not fully satisfied until all available shares have been allocated.

To ensure proper allocation of our shares of common stock, each Eligible Account Holder must list on his or her stock order form all deposit accounts in which he or she has an ownership interest on December 31, 2019. In the event of an oversubscription, failure to list all accounts could result in fewer shares being allocated than if all accounts had been disclosed. In the event of an oversubscription, the subscription rights of Eligible Account Holders who are also directors or executive officers of Magyar Bancorp or who are associates of such persons will be subordinated to the subscription rights of other Eligible Account Holders to the extent attributable to their increased deposits in the 12 months preceding December 31, 2019.

Priority 2: Tax-Qualified Plans. Our tax-qualified employee plans, including Magyar Bank’s employee stock ownership plan and 401(k) Plan, will receive, without payment therefor, nontransferable subscription rights to purchase in the aggregate up to 10% of the shares of common stock sold in the offering, although our employee stock ownership plan intends to purchase 8% of the shares of common stock sold in the offering. If market conditions warrant, in the judgment of its trustees, the employee stock ownership plan may instead elect to purchase shares in the open market following the completion of the conversion, subject to the approval of the Federal Reserve Board and NJDOBI, as required.

Priority 3: Supplemental Eligible Account Holders. To the extent that there are sufficient shares of common stock remaining after satisfaction of subscriptions by Eligible Account Holders and by our tax-qualified employee stock benefit plans, each depositor of Magyar Bank with a Qualifying Deposit at the close of business on March 31, 2021, who is not an Eligible Account Holder (a “Supplemental Eligible Account Holder”), will receive, without payment therefor, nontransferable subscription rights to purchase up to $400,000 (40,000 shares) of common stock, subject to the overall purchase limitations. See “– Additional Limitations on Common Stock Purchases.” If there are not sufficient shares available to satisfy all subscriptions, shares will be allocated so as to permit each Supplemental Eligible Account Holder to purchase a number of shares sufficient to make his or her total allocation equal to the lesser of 100 shares of common stock or the number of shares for which he or she subscribed.

Thereafter, any remaining shares will be allocated to each Supplemental Eligible Account Holder whose subscription remains unfilled in the proportion that the amount of his or her Qualifying Deposit bears to the total amount of Qualifying Deposits of all Supplemental Eligible Account Holders whose subscriptions remain unfilled. If an amount so allocated exceeds the amount subscribed for by any one or more Supplemental Eligible Account Holders, the excess shall be reallocated among those Supplemental Eligible Account Holders whose subscriptions are not fully satisfied until all available shares have been allocated.

To ensure proper allocation of common stock, each Supplemental Eligible Account Holder must list on the stock order form all deposit accounts in which he or she has an ownership interest at March 31, 2021. In the event of an oversubscription, failure to list all accounts could result in fewer shares being allocated than if all accounts had been disclosed.

Priority 4: Other Depositors. To the extent that there are shares of common stock remaining after satisfaction of subscriptions by Eligible Account Holders, by our tax-qualified employee stock benefit plans and by Supplemental Eligible Account Holders, each depositor of Magyar Bank at the close of business on May 3, 2021 who is not an Eligible Account Holder or Supplemental Eligible Account Holder (collectively, “Other Depositors”) will receive, without payment therefor, nontransferable subscription rights to purchase up to $400,000 (40,000 shares) of common stock, subject to the overall purchase limitations. See “– Additional Limitations on Common Stock Purchases.” If there are not sufficient shares available to satisfy all subscriptions, shares will be allocated so as to permit each Other Depositor to purchase a number of shares sufficient to make his or her total allocation equal to the lesser of 100 shares of common stock or the number of shares for which he or she subscribed. Thereafter, any remaining shares will be allocated in the proportion that the amount of the subscription of each Other Depositor bears to the total amount of the subscriptions of all Other Depositors whose subscriptions remain unsatisfied.

To ensure proper allocation of common stock, each Other Depositor must list on the stock order form all deposit accounts in which he or she has an ownership interest at May 3, 2021. In the event of an oversubscription, failure to list all accounts could result in fewer shares being allocated than if all accounts had been disclosed.

Expiration Date. The subscription offering will expire at 2:00 p.m., Eastern Time, on June 18, 2021, unless extended by us for up to 45 days or such additional periods with the approval of the Federal Reserve Board and NJDOBI, if necessary. Subscription rights will expire whether or not each account holder can be located. We may decide to extend the expiration date of the subscription offering for any reason, whether or not subscriptions have been received for shares at the minimum, midpoint or maximum of the offering range. Subscription rights which have not been exercised before the expiration date will become void.

We will not execute orders until at least the minimum number of shares of common stock has been sold in the offering. If at least 2,890,000 shares have not been sold in the offering by August 2, 2021 and the Federal Reserve Board and NJDOBI has not consented to an extension, all funds delivered to us to purchase shares of common stock in the offering will be returned promptly, with interest at 0.05% per annum, for funds received in the subscription and community offerings, and all deposit account withdrawal authorizations will be canceled. If the Federal Reserve Board and NJDOBI grant an extension beyond August 2, 2021, we will resolicit purchasers in the offering as described under “– Procedure for Purchasing Shares in the Subscription and Community Offerings – Expiration Date.”

Persons in Non-qualified States or Foreign Countries. We will make reasonable efforts to comply with the securities laws of all states in the United States in which persons entitled to subscribe for stock pursuant to the Plan of Conversion reside. However, we are not required to offer stock in the subscription offering to any person who resides in a foreign country.

Restrictions on Transferability of Subscription Rights. Subscription rights are non-transferable. See “– Restrictions on Transfer of Subscription Rights and Shares” below for more information.

Community Offering

To the extent that shares of common stock remain available for purchase after satisfaction of all subscriptions of Eligible Account Holders, our tax-qualified employee stock benefit plans, Supplemental Eligible Account Holder and Other Depositors, we may offer shares pursuant to the Plan of Conversion to members of the general public in a community offering. Shares would be offered in the community offering with the following preferences:

(i)	Natural persons (including trusts of natural persons) residing in Middlesex, Somerset, Monmouth, Hunterdon and Union counties, New Jersey;

(ii)	Magyar Bancorp’s existing stockholders at the close of business on May 3, 2021; and

(iii)	Other members of the general public.

Subscribers in the community offering may purchase up to $400,000 (40,000 shares) of common stock, subject to the overall purchase limitations. See “– Additional Limitations on Common Stock Purchases.” The opportunity to purchase shares of common stock in the community offering category is subject to our right, in our sole discretion, to accept or reject any such orders in whole or in part either at the time of receipt of an order or as soon as practicable following the expiration date of the offering.

If we do not have sufficient shares of common stock available to fill the orders of natural persons residing in Middlesex, Somerset, Monmouth, Hunterdon and Union counties, New Jersey, we will allocate the available shares among those persons in a manner that permits each of them, to the extent possible, to purchase the lesser of 100 shares or the number of shares subscribed for by such person. Thereafter, unallocated shares will be allocated among natural persons (including trusts of natural persons) residing in those counties whose orders remain unsatisfied on an equal number of shares basis per order. If an oversubscription occurs due to the orders of existing stockholders of Magyar Bancorp or members of the general public, the allocation procedures described above will apply to the orders of such persons. In connection with the allocation process, orders received for shares of common stock in the community offering will first be filled up to a maximum of 2% of the shares sold in the offering, and thereafter any remaining shares will be allocated on an equal number of shares basis per order until all shares have been allocated.

The term “residing” or “resident” as used in this proxy statement/prospectus with respect to the community means any person who occupies a dwelling within the local community, has a present intent to remain within the local community for a period of time, and manifests the genuineness of that intent by establishing an ongoing physical presence within the local community together with an indication that such presence within the local community is something other than merely transitory in nature. We may utilize deposit or loan records or other evidence provided to us to determine whether a person is a resident. In all cases, however, the determination shall be in our sole discretion.

Expiration Date. The community offering may begin concurrently with, during or promptly after the subscription offering, and is currently expected to terminate at the same time as the subscription offering, and must terminate no more than 45 days following the subscription offering, unless extended. We may decide to extend the community offering for any reason and we are not required to give purchasers notice of any such extension unless such period extends beyond August 2, 2021, in which case we will resolicit purchasers.

Syndicated Community Offering

If feasible, our board of directors may decide to offer for sale shares of common stock not subscribed for or purchased in the subscription and community offerings in a syndicated community offering, subject to such terms, conditions and procedures as we may determine, in a manner that will achieve a wide distribution of our shares of common stock.

If a syndicated community offering is held, KBW will serve as sole manager. In such capacity, KBW may form a syndicate of other brokers-dealers who are member firms of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Neither KBW nor any registered broker-dealer will have any obligation to take or purchase any shares of the common stock in the syndicated community offering; however, KBW has agreed to use its best efforts in the sale of shares in any syndicated community offering. We have not selected any particular broker-dealers to participate in a syndicated community offering and will not do so until before the commencement of the syndicated community offering. The shares of common stock will be sold at the same price per share ($10.00 per share) that the shares are sold in the subscription offering and the community offering.

If there is a syndicated community offering, it is currently expected that investors would follow the same general procedures applicable to purchasing shares in the subscription and community offerings (the use of stock order forms and the submission of funds directly to Magyar Bancorp for the payment of the purchase price of the shares ordered) except that payment must be in immediately available funds (bank checks, money orders, deposit account withdrawals from accounts at Magyar Bank or wire transfers). See “– Procedure for Purchasing Shares in the Subscription and Community Offerings.” “Sweep” arrangements and delivery versus payment settlement will only be used in a syndicated community offering to the extent consistent with Rules 10b-9 and 15c2-4 of the Securities Exchange Act of 1934, as amended, and then-existing guidance and interpretations thereof of the Securities and Exchange Commission regarding the conduct of “min/max” offerings.

A syndicated community offering must terminate no more than 45 days following the expiration of the subscription offering, unless extended with the approval of the Federal Reserve Board and NJDOBI, if necessary.

If for any reason we cannot effect a syndicated community offering of shares of common stock not purchased in the subscription and community offerings, or if there are an insignificant number of shares remaining unsold after such offerings, we will try to make other arrangements for the sale of such unsubscribed shares. The Federal Reserve Board and the Financial Industry Regulatory Authority must approve any such arrangement.

Additional Limitations on Common Stock Purchases

The Plan of Conversion includes the following additional limitations on the number of shares of common stock that may be purchased in the offering:

(i)	No person may purchase fewer than 25 shares of common stock, to the extent those shares are available for purchase;

(ii)	Tax-qualified employee benefit plans, including our employee stock ownership plan, may purchase in the aggregate up to 10% of the shares of common stock issued in the offering;

(iii)

Except for the employee stock ownership plan, as described above, no person or entity, together with associates or persons acting in concert with such person or entity, may purchase more than $500,000 (50,000 shares) of common stock in all categories of the offering combined;

(iv)

The number of shares of common stock that an existing Magyar Bancorp public stockholder may purchase in the offering, together with associates or persons acting in concert with such stockholder, when combined with the shares that the stockholder and his or her associates will receive in exchange for existing Magyar Bancorp common stock, may not exceed 9.9% of the shares of common stock of Magyar Bancorp to be issued and outstanding at the completion of the conversion and offering; and

(v)

The maximum number of shares of common stock that may be purchased in all categories of the offering by executive officers and directors of Magyar Bank and their associates, in the aggregate, when combined with shares of common stock of Magyar Bancorp issued in exchange for existing shares of Magyar Bancorp, may not exceed 25% of the total shares issued in the conversion.

Depending upon market or financial conditions, our board of directors, with regulatory approval and without further approval of depositors of Magyar Bank and stockholders of Magyar Bancorp, may decrease or increase the purchase limitations. If a purchase limitation is increased, subscribers in the subscription offering who ordered the maximum amount of shares of common stock and who indicated on their stock order forms a desire to be resolicited in the event of an increase will be given the opportunity to increase their orders up to the then applicable revised limit. The effect of this type of resolicitation will be an increase in the number of shares of common stock owned by persons who choose to increase their orders. If the maximum purchase limitation is increased to 5% of the shares sold in the offering, such limitation may be further increased to 9.99%, provided that orders for shares of common stock exceeding 5% of the shares sold in the offering may not exceed in the aggregate 10% of the total shares sold in the offering.

The term “associate” of a person means:

(i)

any corporation or organization (other than Magyar Bank, Magyar Bancorp or Magyar Bancorp, MHC or a majority-owned subsidiary of any of those entities) of which the person is a senior officer, partner or, directly or indirectly, 10% beneficial stockholder;

(ii)

any trust or other estate in which the person has a substantial beneficial interest or serves as a trustee or in a similar fiduciary capacity; provided, however, it does not include any employee stock benefit plan in which the person has a substantial beneficial interest or serves as trustee or in a similar fiduciary capacity; and

(iii)	your spouse or relatives of you or your spouse living in your house.

The term “acting in concert” means:

(i)	knowing participation in a joint activity or interdependent conscious parallel action towards a common goal whether or not pursuant to an express agreement; or

(ii)

a combination or pooling of voting or other interests in the securities of an issuer for a common purpose pursuant to any contract, understanding, relationship, agreement or other arrangement, whether written or otherwise.

A person or company that acts in concert with another person or company (“other party”) will also be deemed to be acting in concert with any person or company who is also acting in concert with that other party, except that any tax-qualified employee stock benefit plan will not be deemed to be acting in concert with its trustee or a person who serves in a similar capacity solely for determining whether common stock held by the trustee and common stock held by the employee stock benefit plan will be aggregated.

We have the sole discretion to determine whether prospective purchasers are “associates” or “acting in concert.” We may presume that certain persons are acting in concert based upon, among other things, joint account relationships or the fact that persons share a common address (whether or not related by blood or marriage) or may have filed joint Schedules 13D or 13G with the Securities and Exchange Commission with respect to Magyar Bancorp or other companies. Our directors are not treated as associates of each other solely because of their membership on the board of directors.

Common stock purchased in the offering will be freely transferable except for shares purchased by directors and certain officers of Magyar Bancorp or Magyar Bank and except as described below. Any purchases made by any associate of Magyar Bancorp or Magyar Bank for the explicit purpose of meeting the minimum number of shares of common stock required to be sold in order to complete the offering shall be made for investment purposes only and not with a view toward redistribution. In addition, under Financial Industry Regulatory Authority guidelines, members of the Financial Industry Regulatory Authority and their associates are subject to certain restrictions on transfer of securities purchased in accordance with subscription rights and to certain reporting requirements upon purchase of these securities. For a further discussion of limitations on purchases of our shares of common stock at the time of conversion and thereafter, see “– Certain Restrictions on Purchase or Transfer of Our Shares after the Conversion” and “Restrictions on Acquisition of Magyar Bancorp.”

Plan of Distribution; Selling Agent and Underwriter Compensation

Subscription and Community Offerings. To assist in the marketing of our shares of common stock in the subscription and community offerings, we have retained KBW, which is a broker-dealer registered with the Financial Industry Regulatory Authority. KBW will assist us on a best efforts basis in the subscription and community offerings by:

•	advising us on the financial and securities market implications of the conversion and the Plan of Conversion;

•	assisting us in structuring and marketing the offering;

•

reviewing all offering documents, including the prospectus, stock order forms and marketing materials (it being understood that the preparation and filing of any and all such documents will be our responsibility and that of our counsel);

•	assisting us in scheduling and preparing meetings with potential investors and broker-dealers, if necessary;

•	assisting us in analyzing proposals from outside vendors in connection with the offering, as needed;

•	assisting us in the drafting and distribution of press releases as required or appropriate in connection with the offering;

•	meeting with our board of directors and/or our management to discuss any of the above services; and

•	providing such other financial advisory and investment banking services as may be reasonably necessary to promote the successful completion of the offering.

For these services, KBW will receive at the closing of the offering a success fee equal to 1% of the aggregate purchase price of common stock sold in the Subscription Offering and 1.5% of the aggregate purchase price of common stock sold in the Community Offering, excluding shares purchased by our officers, directors, or employees (or members of their immediate family), including any IRAs for the benefit of such persons, the ESOP, tax-qualified or stock based compensation plans or similar plan created by us for some or all of our directors or employees, subject to the payment of a minimum success fee of $315,000. In addition, if KBW is required or requested to provide significant services as a result of a resolicitation of subscribers, KBW will be entitled to additional compensation for such services, not to exceed $25,000.

Syndicated Community Offering. If shares of common stock are sold in a syndicated community offering, we will pay a fee of up to 6.0% of the aggregate dollar amount of common stock sold in the syndicated community offering to KBW and any other broker-dealers included in the syndicated community offering. The success fee to be paid to KBW for its services in the subscription and community offerings will be credited against any fee payable for services in the syndicated community offering.

Expenses. KBW also will be reimbursed for reasonable out-of-pocket expenses, not to exceed $30,000, and fees and expenses of its legal counsel not to exceed $100,000. These expenses may be increased by additional amounts not to exceed $10,000 and $25,000, respectively, if unusual circumstances arise or a delay or resolicitation occurs, including a delay in the offering that would require an update to the financial information included in this proxy statement/prospectus. In no event shall out-of-pocket expenses, including fees and expenses of legal counsel, exceed $165,000. If the Plan of Conversion is terminated or if KBW’s engagement is terminated in accordance with the provisions of the agency agreement, KBW will receive reimbursement of its reasonable out-of-pocket expenses. KBW shall have earned in full, and be entitled to be paid in full, all fees then due and payable at such date of termination.

Records Management

We have also engaged KBW as conversion and records management agent in connection with the conversion and the subscription and community offerings. In its role as conversion and records management agent, KBW will assist us in the offering by:

•	reviewing our deposit accounts and create a master file of depositors of Magyar Bank as of the key record dates;

•	assisting us in designing and preparing proxy forms and stock order forms;

•	tabulating proxies from depositors;

•	acting as or supporting the inspector of election at Magyar Bancorp, MHC special meeting of depositors and Magyar Bancorp’s special meeting of stockholders;

•	operating and managing the Stock Information Center; and

•	processing stock order forms.

KBW will receive fees of $30,000 for these services, of which $10,000 has been paid as of the date of this proxy statement/prospectus. These fees can be increased by up to $10,000 if there are material changes in regulations or the Plan of Conversion, or there are delays requiring duplicate or replacement processing. KBW will also be reimbursed for its reasonable out-of-pocket expenses not to exceed $15,000.

Indemnity

We will indemnify KBW against liabilities and expenses, including legal fees, incurred in connection with certain claims or litigation arising out of or based upon untrue statements or omissions contained in the offering materials for the common stock, including liabilities under the Securities Act of 1933, as well as certain other claims and litigation arising out of KBW’s engagement with respect to the conversion.

Solicitation of Offers by Officers and Directors

Some of our directors and executive officers may participate in the solicitation of offers to purchase common stock in the subscription and community offerings. These persons will be reimbursed for their reasonable out-of-pocket expenses incurred in connection with the solicitation. Other regular employees of Magyar Bank may assist in the offering, but only in ministerial capacities, and may provide clerical work in effecting a sales transaction. No offers or sales may be made by tellers or at the teller counters. Investment-related questions of prospective purchasers will be directed to executive officers or registered representatives of KBW. Our other employees have been instructed not to solicit offers to purchase shares of common stock or provide advice regarding the purchase of common stock. We will rely on Rule 3a4-1 under the Securities Exchange Act of 1934, as amended, and sales of common stock will be conducted within the requirements of Rule 3a4-1, so as to permit officers, directors and employees to participate in the sale of common stock. None of our officers, directors or employees will be compensated in connection with their participation in the offering.

Lock-up Agreements

Each of our directors and executive officers has agreed, subject to certain exceptions, that during the period beginning on the date of this proxy statement/prospectus and ending 90 days after the closing of the offering, without the prior written consent of KBW, they will not, directly or indirectly (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of Magyar Bancorp stock or any securities convertible into or exchangeable or exercisable for Magyar Bancorp stock, (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of Magyar Bancorp stock, or (iii) announce any intention to take any of the foregoing actions, whether any such transaction is to be settled by delivery of stock or other securities, in cash or otherwise. In addition, our directors and executive officers have agreed that they will not, during the restricted period, make any demand for or exercise any right with respect to, the registration of any shares of Magyar Bancorp common stock or any security convertible into or exercisable or exchangeable for Magyar Bancorp common stock.

Procedure for Purchasing Shares in the Subscription and Community Offerings

Expiration Date. The subscription and community offerings will expire at 2:00 p.m., Eastern Time, on June 18, 2021, unless we extend one or both for up to 45 days, with the approval of Federal Reserve Board and the NJDOBI, if required. This extension may be approved by us, in our sole discretion, without notice to purchasers in the offering. Any extension of the subscription and/or community offering beyond August 2, 2021 would require the Federal Reserve Board’s approval. If the offering is so extended, all subscribers will be notified and given an opportunity to confirm, change or cancel their orders. If you do not respond to the notice of extension, we will promptly return your funds, with interest at 0.05% per annum, or cancel your deposit account withdrawal authorization. If the offering range is decreased below the minimum of the offering range or is increased above the maximum of the offering range, all subscribers’ stock orders will be cancelled, their deposit account withdrawal authorizations will be cancelled, and funds submitted to us will be returned promptly, with interest at 0.05% per annum, for funds received in the subscription and community offerings. We will then resolicit the subscribers, giving them an opportunity to place a new stock order for a period of time.

To ensure each purchaser receives a prospectus at least 48 hours before the June 18, 2021 expiration date of the offering, in accordance with Rule 15c2-8 of the Securities Exchange Act of 1934, as amended, no prospectus will be mailed any later than five days before the expiration date or hand delivered any later than two days before the expiration date. Execution of a stock order form will confirm receipt of delivery in accordance with Rule 15c2-8. Stock order forms will be distributed only with a prospectus.

We reserve the right in our sole discretion to terminate the offering at any time and for any reason, in which case we will cancel any deposit account withdrawal authorizations and promptly return all funds submitted, with interest at 0.05% per annum, from the date of receipt as described above.

Use of Order Forms in the Subscription and Community Offerings. To purchase shares of common stock in the subscription and community offerings, you must properly complete an original stock order form and remit full payment. We are not required to accept orders submitted on photocopied or facsimiled stock order forms. All stock order forms must be received (not postmarked) on or before 2:00 p.m., Eastern Time, on June 18, 2021. We are not required to accept stock order forms that are not received by that time, are not signed or are otherwise executed defectively or are received without full payment or without appropriate deposit account withdrawal instructions. We are not required to notify subscribers of incomplete or improperly executed stock order forms. We have the right to waive or permit the correction of incomplete or improperly executed stock order forms. We do not represent, however, that we will do so, and we have no affirmative duty to notify any prospective subscriber of any such defects. You may submit your original stock order form and payment by overnight delivery to the address listed on the stock order form (recommended) or by regular mail using the stock order reply envelope provided. You may also hand-deliver stock order forms to Magyar Bank’s corporate headquarters located at 400 Somerset Street, New Brunswick, New Jersey. Hand-delivered stock order forms will be accepted only at this location. We will not accept stock order forms at our other offices. Do not mail stock order forms to Magyar Bank’s offices.

Once tendered, an order form cannot be modified or revoked without our consent. We reserve the absolute right, in our sole discretion, to reject orders received in the community offering, in whole or in part, at the time of receipt or at any time before completion of the offering. If you are ordering shares in the offering, you must represent that you are purchasing shares for your own account and that you have no agreement or understanding with any person for the sale or transfer of the shares. We have the right to reject any order submitted in the offering by a person who we believe is making false representations or who we otherwise believe, either alone or acting in concert with others, is violating, evading, circumventing, or intends to violate, evade or circumvent the terms and conditions of the Plan of Conversion. Our interpretation of the terms and conditions of the Plan of Conversion and of the acceptability of the order forms will be final.

By signing the order form, you will be acknowledging that the common stock is not a deposit or savings account and is not federally insured or otherwise guaranteed by Magyar Bank, the FDIC or the federal government, and that you received a copy of this proxy statement/prospectus. However, signing the order form will not result in you waiving your rights under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Payment for Shares. Payment for all shares of common stock must accompany all completed order forms for the purchase to be valid. Payment for shares in the subscription and community offerings may be made by:

(i)	personal check, bank check or money order, made payable to Magyar Bancorp, Inc. Do not remit cash; or

(ii)	authorization of withdrawal from the types of Magyar Bank deposit account(s) designated on the stock order form.

Appropriate means for designating withdrawals from deposit account(s) at Magyar Bank are provided on the stock order form. The funds designated must be available in the account(s) at the time the stock order form is received. A hold will be placed on these funds, making them unavailable to the depositor. Funds authorized for withdrawal will continue to earn interest within the account at the contractual rate until the offering is completed, at which time the designated withdrawal will be made. Interest penalties for early withdrawal applicable to certificate of deposit accounts will not apply to withdrawals authorized for the purchase of shares of common stock; however, if a withdrawal results in a certificate of deposit account with a balance less than the applicable minimum balance requirement, the certificate of deposit will be canceled at the time of withdrawal without penalty and the remaining balance will earn interest at the current statement savings rate after the withdrawal. In the case of payments made by personal check, these funds must be available in the account(s). Checks and money orders received in the subscription and community offerings will be immediately cashed and placed in a segregated account at Magyar Bank and will earn interest at 0.05% per annum from the date payment is processed until the offering is completed or terminated.

You may not remit cash, any type of third-party checks (including those payable to you and endorsed over to Magyar Bancorp) or a Magyar Bank line of credit check. You may not designate on your stock order form direct withdrawal from a retirement account at Magyar Bank. See “– Using Individual Retirement Account Funds” for information on using such funds. Additionally, you may not designate on your stock order form a direct withdrawal from Magyar Bank deposit accounts with check-writing privileges. Please submit a check instead. If you request a direct withdrawal from an account with check-writing privileges, we reserve the right to interpret that as your authorization to treat those funds as if we had received a check for the designated amount, and will immediately withdraw the amount from the specified account(s). In the event we resolicit persons who subscribed for the maximum purchase amount, as described above in “– Additional Limitations on Common Stock Purchases,” such purchasers who wish to increase their purchases will not be able to use personal checks to pay for the additional shares, but instead must pay for the additional shares using immediately available funds. Wire transfers will not otherwise be accepted, except as described below.

Once we receive your executed stock order form, it may not be modified, amended or rescinded without our consent, unless the offering is not completed by August 2, 2021. If the subscription and community offerings are extended past August 2, 2021, all subscribers will be notified and given an opportunity to confirm, change or cancel their orders. If you do not respond to the notice of extension, we will promptly return your funds, with interest at 0.05% per annum, or cancel your deposit account withdrawal authorization. We may resolicit purchasers for a specified period of time.

Regulations prohibit Magyar Bank from lending funds or extending credit to any persons to purchase shares of common stock in the offering.

We have the right, in our sole discretion, to permit institutional investors to submit irrevocable orders together with the legally binding commitment for payment and to thereafter pay for the shares of common stock for which they subscribe in the community offering at any time before 48 hours before the completion of the conversion. This payment may be made by wire transfer.

If our employee stock ownership plan purchases shares in the offering, it will not be required to pay for such shares until completion of the offering, provided that there is a loan commitment from an unrelated financial institution or Magyar Bancorp to lend to the employee stock ownership plan the necessary amount to fund the purchase. In addition, if our 401(k) plan purchases shares in the offering, it will not be required to pay for such shares until completion of the offering.

Using Individual Retirement Account Funds. If you are interested in using funds in your IRA or other retirement account to purchase shares of common stock in the offering, you must do so through an account offered by a custodian that can hold common stock. By regulation, Magyar Bank’s retirement accounts are not capable of holding common stock. Therefore, if you wish to use funds that are currently in a retirement account held at Magyar Bank, you may not designate on the order form that you wish funds to be withdrawn from the account for the purchase of common stock. The funds you wish to use for the purchase of common stock will instead have to be transferred to an independent trustee or custodian, such as a brokerage firm, which offers the type of retirement accounts that can hold common stock. The purchase must be made through that account. If you do not have such an account, you will need to establish one before placing a stock order. A one-time and/or annual administrative fee may be payable to the independent trustee or custodian. There will be no early withdrawal or Internal Revenue Service interest penalties for these transfers. Individuals interested in using funds in an individual retirement account or any other retirement account, whether held at Magyar Bank or elsewhere, to purchase shares of common stock should contact our Stock Information Center for guidance as soon as possible, but in no event later than two weeks before the June 18, 2021 offering deadline. You may select the independent trustee or custodian of your choice. You may, but are under no obligation to, select KBW or one of its affiliated broker dealers, Stifel, Nicolaus & Company, Incorporated (“SN”) or Century Securities Associates (“CSA”) as your IRA or other retirement account custodian. If you do purchase shares of Magyar Bancorp common stock using funds from a KBW, SN or CSA IRA account, you acknowledge that KBW, SN or CSA, as applicable, did not recommend or give you advice regarding such purchase. Other than the standard account fees and compensation associated with all IRA accounts, KBW, SN and CSA do not receive additional fees or compensation as a result of the purchase of Magyar Bancorp common stock through a KBW, SN or CSA IRA or other retirement account. Processing these transactions takes additional time, and whether such funds can be used may depend on limitations imposed by the institutions where such funds are currently held or the independent trustee or custodian you select. We cannot guarantee that you will be able to use such funds.

Delivery of Shares of Common Stock. All shares of common stock sold will be issued in book entry form. Stock certificates will not be issued. A statement reflecting ownership of shares of common stock issued in the subscription and community offerings will be mailed by our transfer agent to the persons entitled thereto at the registration address noted by them on their stock order forms as soon as practicable following consummation of the conversion and offering. We expect trading in the stock to begin on the day of completion of the conversion and offering or the next business day. Until a statement reflecting your ownership of shares of common stock is available and delivered to you, you may not be able to sell the shares of common stock that you purchased, even though the shares of common stock will have begun trading. Your ability to sell the shares of common stock before receiving your statement will depend on arrangements you may make with a brokerage firm.

Other Restrictions. Notwithstanding any other provision of the Plan of Conversion, no person is entitled to purchase any shares of common stock to the extent the purchase would be illegal under any federal or state law or regulation, including state “blue sky” regulations, or would violate regulations or policies of the Financial Industry Regulatory Authority, particularly those regarding free riding and withholding. We may ask for an acceptable legal opinion from any purchaser as to the legality of his or her purchase and we may refuse to honor any purchase order if an opinion is not timely furnished.

In addition, we are not required to offer shares of common stock to any person who resides in a foreign country, or in a state of the United States with respect to which any of the following apply:

(i)	a small number of persons otherwise eligible to subscribe for shares under the Plan of Conversion reside in such state;

(ii)

the offer or sale of shares of common stock to such persons would require us or our employees to register, under the securities laws of such state, as a broker or dealer or to register or otherwise qualify our securities for sale in such state; or

(iii)	such registration or qualification would be impracticable for reasons of cost or otherwise.

Restrictions on Transfer of Subscription Rights and Shares

Applicable banking regulations prohibit any person with subscription rights, including the Eligible Account Holders, Supplemental Eligible Account Holders, and Other Depositors, from transferring or entering into any agreement or understanding to transfer the legal or beneficial ownership of the subscription rights issued under the Plan of Conversion or the shares of common stock to be issued upon their exercise. These rights may be exercised only by the person to whom they are granted and only for his or her account. When registering your stock purchase on the stock order form, you cannot add the name(s) of others for joint stock registration who do not have subscription rights or who qualify only in a lower subscription offering priority than you. Doing so may jeopardize your subscription rights. You may only add those who were eligible to purchase shares of common stock in the subscription offering at your date of eligibility. In addition, the stock order form requires that you list all deposit accounts you held at your date of eligibility, giving all names on each account and the account number at the applicable eligibility date. Failure to provide this information, or providing incomplete or incorrect information, may result in a loss of part or all of your share allocation. Each person exercising subscription rights will be required to certify that he or she is purchasing shares solely for his or her own account and that he or she has no agreement or understanding regarding the sale or transfer of such shares. The regulations also prohibit any person from offering or making an announcement of an offer or intent to make an offer to purchase subscription rights or shares of common stock to be issued upon their exercise before completion of the offering.

We will pursue any and all legal and equitable remedies in the event we become aware of the transfer of subscription rights, and we will not honor orders that we believe involve the transfer of subscription rights.

Stock Information Center

Our banking office personnel may not, by law, assist with investment-related questions about the offering. If you have any questions regarding the conversion or offering, please call our Stock Information Center at (877) 643-8198. The Stock Information Center is open Monday through Friday between 10:00 a.m. and 4:00 p.m., Eastern Time, and will be closed on bank holidays.

Liquidation Rights

Liquidation Before the Conversion. In the unlikely event that Magyar Bancorp, MHC is liquidated before the conversion, all claims of creditors of Magyar Bancorp, MHC would be paid first. Thereafter, if there were any assets of Magyar Bancorp, MHC remaining, these assets would first be distributed to depositors of Magyar Bank pro rata based on the value of their accounts at Magyar Bank.

Liquidation Following the Conversion. The Plan of Conversion provides for the establishment, upon the completion of the conversion, of a liquidation account by Magyar Bancorp for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders in an amount equal to (i) Magyar Bancorp, MHC’s ownership interest in Magyar Bancorp’s total stockholders’ equity as of the date of the latest statement of financial condition contained in this proxy statement/prospectus plus (ii) the value of the net assets of Magyar Bancorp, MHC as of the date of the latest statement of financial condition of Magyar Bancorp, MHC before the consummation of the conversion (excluding its ownership of Magyar Bancorp). The Plan of Conversion also provides for the establishment of a parallel liquidation account in Magyar Bank to support the Magyar Bancorp liquidation account if Magyar Bancorp does not have sufficient assets to fund its obligations under the Magyar Bancorp liquidation account.

In the unlikely event that Magyar Bank were to liquidate after the conversion, all claims of creditors, including those of depositors, would be paid first. However, except with respect to the liquidation account to be established in Magyar Bancorp, a depositor’s claim would be solely for the principal amount of his or her deposit accounts plus accrued interest. Depositors generally would not have an interest in the value of the assets of Magyar Bank or Magyar Bancorp above that amount.

The liquidation account established by Magyar Bancorp is intended to provide qualifying depositors of Magyar Bank with a liquidation interest (exchanged for the liquidation interests such persons had in Magyar Bancorp, MHC) after the conversion in the event of a complete liquidation of Magyar Bancorp and Magyar Bank or a liquidation solely of Magyar Bank. Specifically, in the unlikely event that either (i) Magyar Bank or (ii) Magyar Bancorp and Magyar Bank were to liquidate after the conversion, all claims of creditors, including those of depositors, would be paid first, followed by a distribution to depositors as of the close of business on December 31, 2019 and March 31, 2021 of their interests in the liquidation account maintained by Magyar Bancorp. Also, in a complete liquidation of both entities, or of Magyar Bank only, when Magyar Bancorp has insufficient assets (other than the stock of Magyar Bank) to fund the liquidation account distribution owed to Eligible Account Holders and Supplemental Eligible Account Holders, and Magyar Bank has positive net worth, then Magyar Bank shall immediately make a distribution to fund Magyar Bancorp’s remaining obligations under the liquidation account. In no event will any Eligible Account Holder or Supplemental Eligible Account Holder be entitled to a distribution that exceeds such holder’s interest in the liquidation account maintained by Magyar Bancorp as adjusted periodically pursuant to the Plan of Conversion and federal regulations. If Magyar Bancorp is completely liquidated or sold apart from a sale or liquidation of Magyar Bank, then the Magyar Bancorp liquidation account will cease to exist and Eligible Account Holders and Supplemental Eligible Account Holders will receive an equivalent interest in the Magyar Bank liquidation account, subject to the same rights and terms as the Magyar Bancorp liquidation account.

Pursuant to the Plan of Conversion, after two years from the date of conversion and upon the written request of the Federal Reserve Board and the NJDOBI, as required, Magyar Bancorp will transfer, or, upon the prior written approval of the Federal Reserve Board or NJDOBI, as required, may transfer the liquidation account and the depositors’ interests in such account to Magyar Bank and the liquidation account shall thereupon be subsumed into the liquidation account of Magyar Bank.

A post-conversion merger, consolidation, or similar combination or transaction with another depository institution or depository institution holding company in which Magyar Bancorp or Magyar Bank is not the surviving institution, would not be considered a liquidation. In such a transaction, the liquidation account would be assumed by the surviving institution or company.

Each Eligible Account Holder and Supplemental Eligible Account Holder would have an initial pro-rata interest in the liquidation account for each deposit account, including savings accounts, transaction accounts such as negotiable order of withdrawal accounts, money market deposit accounts, and certificates of deposit, with a balance of $50.00 or more held in Magyar Bank as of the close of business on December 31, 2019 or March 31, 2021, respectively, equal to the proportion that the balance of such account holder’s deposit account at the close of business on December 31, 2019 or March 31, 2021, respectively, bears to the balance of all deposit accounts of all Eligible Account Holders and Supplemental Eligible Account Holders in Magyar Bank on such dates.

If, however, on any December 31 annual closing date commencing after the effective date of the conversion, the amount in any such deposit account is less than the amount in the deposit account at the close of business on December 31, 2019 or March 31, 2021, or any other annual closing date, then the liquidation account as well as the interest in the liquidation account relating to such deposit account will be reduced by the proportion of any such reduction, and such interest will cease to exist if such deposit account is closed. In addition, no interest in the liquidation account would ever be increased despite any subsequent increase in the related deposit account. Payment pursuant to liquidation rights of Eligible Account Holders and Supplemental Eligible Account Holders would be separate and apart from the payment of any insured deposit accounts to such depositors. Any assets remaining after the above liquidation rights of Eligible Account Holders and Supplemental Eligible Account Holders are satisfied would be available for distribution to stockholders.

Material Income Tax Consequences

Completion of the conversion is subject to the prior receipt of an opinion of counsel or tax advisor with respect to the federal and state income tax consequences of the conversion to Magyar Bancorp, MHC, Magyar Bancorp, Magyar Bank, Eligible Account Holders, Supplemental Eligible Account Holders, and Other Depositors. Unlike private letter rulings, an opinion of counsel or a tax advisor is not binding on the Internal Revenue Service or any state taxing authority, and those authorities may disagree with the opinion. In the event of a disagreement, there can be no assurance that Magyar Bancorp or Magyar Bank would prevail in a judicial proceeding.

Magyar Bancorp, MHC, Magyar Bancorp and Magyar Bank have received an opinion of counsel, Luse Gorman, PC, regarding all of the material federal income tax consequences of the conversion, which include the following:

1.	The merger of Magyar Bancorp, MHC with and into Magyar Bancorp will qualify as a tax-free reorganization within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code.

2.

The constructive exchange of Eligible Account Holders’ and Supplemental Eligible Account Holders’ liquidation interests in Magyar Bancorp, MHC for a liquidation account in Magyar Bancorp will satisfy the continuity of interest requirement of Section 1.368-1(b) of the Federal Income Tax Regulations.

3.

None of Magyar Bancorp, MHC, Magyar Bancorp, Eligible Account Holders nor Supplemental Eligible Account Holders will recognize any gain or loss on the transfer of the assets of Magyar Bancorp, MHC to Magyar Bancorp and the assumption by Magyar Bancorp of Magyar Bancorp,

MHC’s liabilities, if any, in constructive exchange for interests in a liquidation account in Magyar Bancorp.

4.

The basis of the assets of Magyar Bancorp, MHC and the holding period of the assets to be received by Magyar Bancorp will be the same as the basis and holding period of such assets in Magyar Bancorp, MHC immediately before the exchange.

5.

Each stockholder’s aggregate basis in shares of Magyar Bancorp common stock (including fractional share interests) received in the exchange will be the same as the aggregate basis of Magyar Bancorp common stock surrendered in the exchange.

6.

Each stockholder’s holding period in its Magyar Bancorp common stock received in the exchange will include the period during which the Magyar Bancorp common stock surrendered was held, provided that the Magyar Bancorp common stock surrendered is a capital asset in the hands of the stockholder on the date of the exchange.

7.

Except with respect to cash received in lieu of fractional shares, current stockholders of Magyar Bancorp will not recognize any gain or loss upon their exchange of Magyar Bancorp common stock for Magyar Bancorp common stock.

8.

Cash received by any current stockholder of Magyar Bancorp in lieu of a fractional share interest in shares of Magyar Bancorp common stock will be treated as having been received as a distribution in full payment in exchange for a fractional share interest of Magyar Bancorp common stock, which the stockholder would otherwise be entitled to receive. Accordingly, a stockholder will recognize gain or loss equal to the difference between the cash received and the basis of the fractional share. If the common stock is held by the stockholder as a capital asset, the gain or loss will be capital gain or loss.

9.

It is more likely than not that the fair market value of the nontransferable subscription rights to purchase Magyar Bancorp common stock is zero. Accordingly, no gain or loss will be recognized by Eligible Account Holders, Supplemental Eligible Account Holders or Other Depositors upon distribution to them of nontransferable subscription rights to purchase shares of Magyar Bancorp common stock. Eligible Account Holders, Supplemental Eligible Account Holders and Other Depositors will not realize any taxable income as the result of the exercise by them of the nontransferable subscriptions rights.

10.

It is more likely than not that at the effective date of the conversion the fair market value of the benefit provided by the liquidation account of Magyar Bank supporting the payment of the Magyar Bancorp liquidation account in the event either Magyar Bank (or Magyar Bancorp and Magyar Bank) were to liquidate after the conversion (including a liquidation of Magyar Bank or Magyar Bank and Magyar Bancorp following a purchase and assumption transaction with a credit union) when Magyar Bancorp lacks sufficient net assets to pay the liquidation account distribution due is zero. Accordingly, it is more likely than not that no gain or loss will be recognized by Eligible Account Holders and Supplemental Eligible Account Holders upon the constructive distribution to them of such rights in the Magyar Bank liquidation account as of the effective date of the conversion.

11.

It is more likely than not that the basis of the shares of Magyar Bancorp common stock purchased in the offering by the exercise of nontransferable subscription rights will be the purchase price. The holding period of the Magyar Bancorp common stock purchased pursuant to the exercise of nontransferable subscription rights will commence on the date the right to acquire such stock was exercised.

12.	No gain or loss will be recognized by Magyar Bancorp on the receipt of money in exchange for Magyar Bancorp common stock sold in the offering.

We believe that the tax opinions summarized above address the material federal income tax consequences that are generally applicable to Magyar Bancorp, MHC, Magyar Bancorp, Magyar Bank, persons receiving subscription rights, and stockholders of Magyar Bancorp. With respect to items 9 and 11 above, Luse Gorman, PC noted that the subscription rights will be granted at no cost to the recipients, are legally nontransferable and of short duration, and will provide the recipient with the right only to purchase shares of common stock at the same price to be paid by members of the general public in any community offering. Luse Gorman, PC further noted that RP Financial, LC. has issued a letter that the subscription rights have no ascertainable fair market value. Luse Gorman, PC also noted that the Internal Revenue Service has not in the past concluded that subscription rights have value. Based on the foregoing, Luse Gorman, PC believes that it is more likely than not that the nontransferable subscription rights to purchase shares of common stock have no value. However, the issue of whether or not the nontransferable subscription rights have value is based on all the facts and circumstances. If the subscription rights granted to Eligible Account Holders, Supplemental Eligible Account Holders and Other Depositors are deemed to have an ascertainable value, receipt of these rights could result in taxable gain to those Eligible Account Holders, Supplemental Eligible Account Holders and Other Depositors who exercise the subscription rights in an amount equal to the ascertainable value, and we could recognize gain on the distribution of such rights. Eligible Account Holders, Supplemental Eligible Account Holders and Other Depositors are encouraged to consult with their own tax advisors as to the tax consequences if subscription rights are deemed to have an ascertainable value.

The opinion as to item 10 above is based on the position that: (i) no holder of an interest in a liquidation account has ever received any payment attributable to liquidation of a solvent bank and/or holding company (other than as set forth below); (ii) the interests in the liquidation accounts are not transferable; (iii) the amounts due under the liquidation account with respect to each Eligible Account Holder and Supplemental Eligible Account Holder will be reduced as their deposits in Magyar Bank are reduced; (iv) holders of an interest in a liquidation account have received payments of their interests in very few instances (out of hundreds of transactions involving mergers, acquisitions and the purchase of assets and assumption of liabilities of holding companies and subsidiary banks) and these instances involved the purchase and assumption of a bank’s assets by a credit union; and (v) the Magyar Bank liquidation account payment obligation arises only if Magyar Bancorp lacks sufficient assets to fund the liquidation account or if Magyar Bank (or Magyar Bank and Magyar Bancorp) enters into a transaction to transfer Magyar Bank’s assets and liabilities to a credit union.

In addition, we have received a letter from RP Financial, LC. stating its belief that the benefit provided by the Magyar Bank liquidation account supporting the payment of the liquidation account if (i) Magyar Bancorp lacks sufficient net assets or (ii) Magyar Bank (or Magyar Bank and Magyar Bancorp) enters into a transaction to transfer Magyar Bank’s assets and liabilities to a credit union, does not have any economic value at the time of the conversion. Based on the foregoing, Luse Gorman, PC believes it is more likely than not that such rights in the Magyar Bank liquidation account have no value. If such rights are subsequently found to have an economic value as of the effective time of the conversion, income may be recognized by each Eligible Account Holder or Supplemental Eligible Account Holder in the amount of such fair market value as of the date of the conversion.

The opinion of Luse Gorman, PC, unlike a letter ruling issued by the Internal Revenue Service, is not binding on the Internal Revenue Service and the conclusions expressed therein may be challenged at a future date. The Internal Revenue Service has issued favorable rulings for transactions substantially similar to the proposed conversion and offering, but those rulings may not be cited as precedent by any taxpayer other than the taxpayer to whom a ruling is addressed. We do not plan to apply for a letter ruling concerning the transactions described herein.

We have also received an opinion from Hamilton & Babitts, Fairfield, New Jersey that the New Jersey income tax consequences are consistent with the federal income tax consequences.

The federal and state tax opinions have been filed with the Securities and Exchange Commission as exhibits to Magyar Bancorp’s registration statement.

Certain Restrictions on Purchase or Transfer of Our Shares after the Conversion

All shares of common stock purchased in the offering by a director or certain officers of Magyar Bank, Magyar Bancorp or Magyar Bancorp, MHC generally may not be sold for a period of one year following the closing of the conversion, except if the individual dies. Restricted shares will bear a legend giving notice of this restriction on transfer, and instructions will be issued to the effect that any transfer within this time period of any record ownership of the shares other than as provided above is a violation of the restriction. Any shares of common stock issued at a later date as a stock dividend, stock split, or otherwise, with respect to the restricted stock will be similarly restricted. The directors and executive officers of Magyar Bancorp also will be restricted by the insider trading rules under the Securities Exchange Act of 1934, as amended.

Purchases of shares of our common stock by any of our directors, certain officers and their associates, during the three-year period following the closing of the conversion, may be made only through a broker or dealer registered with the Securities and Exchange Commission, except with the prior written approval of the Federal Reserve Board. This restriction does not apply, however, to negotiated transactions involving more than 1% of our outstanding common stock or to purchases of our common stock by any of our tax-qualified employee stock benefit plans or non-tax-qualified employee stock benefit plans, including any stock option or restricted stock plans.

Exchange of Existing Stockholders’ Stock Certificates

The conversion of existing outstanding shares of Magyar Bancorp common stock into the right to receive shares of Magyar Bancorp common stock will occur automatically at the completion of the conversion. As soon as practicable after the completion of the conversion, our exchange agent will send a transmittal form to each public stockholder of Magyar Bancorp who holds physical stock certificates. The transmittal form will contain instructions on how to surrender certificates evidencing Magyar Bancorp common stock in exchange for shares of Magyar Bancorp common stock in book entry form, to be held electronically on the books of our transfer agent. Magyar Bancorp will not issue stock certificates. We expect that a statement reflecting your ownership of shares of common stock of Magyar Bancorp common stock will be distributed within five business days after the exchange agent receives properly executed transmittal forms, Magyar Bancorp stock certificates and other required documents. Shares held by public stockholders in street name (such as in a brokerage account) or electronically with our transfer agent in “book entry” form will be exchanged automatically upon the completion of the conversion; no transmittal forms will be mailed relating to these shares.

No fractional shares of Magyar Bancorp common stock will be issued to any public stockholder of Magyar Bancorp when the conversion is completed. For each fractional share that would otherwise be issued to a stockholder who holds a stock certificate, we will pay by check an amount equal to the product obtained by multiplying the fractional share interest to which the holder would otherwise be entitled by the $10.00 offering purchase price per share. Payment for fractional shares will be made as soon as practicable after the receipt by the exchange agent of the transmittal forms and the surrendered Magyar Bancorp stock certificates. If your shares of common stock are held in street name, you will automatically receive cash in lieu of fractional shares in your account.

Do not forward your stock certificates until you have received transmittal forms, which will include forwarding instructions. After the conversion, stockholders will not receive shares of Magyar Bancorp common stock and will not be paid dividends on the shares of Magyar Bancorp common stock until existing certificates representing shares of Magyar Bancorp common stock are surrendered for exchange in compliance with the terms of the transmittal form. When stockholders surrender their certificates, any unpaid dividends will be paid without interest. For all other purposes, however, each certificate that represents shares of Magyar Bancorp common stock outstanding at the effective date of the conversion will be considered to evidence ownership of shares of Magyar Bancorp common stock into which those shares have been converted by virtue of the conversion.

If a certificate for Magyar Bancorp common stock has been lost, stolen or destroyed, our exchange agent will issue a new stock certificate upon receipt of appropriate evidence as to the loss, theft or destruction of the certificate, appropriate evidence as to the ownership of the certificate by the claimant, and appropriate and customary indemnification, which is normally effected by the purchase of a bond from a surety company at the stockholder’s expense.

All shares of Magyar Bancorp common stock that we issue in exchange for existing shares of Magyar Bancorp common stock will be considered to have been issued in full satisfaction of all rights pertaining to such shares of common stock, subject, however, to our obligation to pay any dividends or make any other distributions with a record date before the effective date of the conversion that may have been declared by us on or before the effective date, and which remain unpaid at the effective date.

Restrictions on Transfer of Subscription Rights and Shares

Applicable banking regulations prohibit any person with subscription rights, including the Eligible Account Holders, Supplemental Eligible Account Holders, and Other Depositors, from transferring or entering into any agreement or understanding to transfer the legal or beneficial ownership of the subscription rights issued under the Plan of Conversion or the shares of common stock to be issued upon their exercise. These rights may be exercised only by the person to whom they are granted and only for his or her account. When registering your stock purchase on the stock order form, you cannot add the names of others for joint or beneficial stock registration who do not have subscription rights or who qualify only in a lower subscription offering priority than you. Doing so may jeopardize your subscription rights. You may only add those who were eligible to purchase shares of common stock in the subscription offering at your date of eligibility. In addition, the stock order form requires that you list all deposit accounts you held at your date of eligibility, giving all names on each account and the account number at the applicable eligibility date. Failure to provide this information, or providing incomplete or incorrect information, may result in a loss of part or all of your share allocation. Each person exercising subscription rights will be required to certify that he or she is purchasing shares solely for his or her own account and that he or she has no agreement or understanding regarding the sale or transfer of such shares. The regulations also prohibit any person from offering or making an announcement of an offer or intent to make an offer to purchase subscription rights or shares of common stock to be issued upon their exercise before completion of the offering.

We will pursue any and all legal and equitable remedies in the event we become aware of the transfer of subscription rights, and we will not honor orders that we believe involve the transfer of subscription rights.

Stock Information Center

Our banking office personnel may not, by law, assist with investment-related questions about the offering. If you have any questions regarding the conversion or offering, please call our Stock Information Center. The telephone number is (877) 643-8198. The Stock Information Center is open Monday through Friday between 10:00 a.m. and 4:00 p.m., Eastern time. The Stock Information Center will be closed on bank holidays.

PROPOSAL 2 – ADJOURNMENT OF THE SPECIAL MEETING

If there are not sufficient votes to constitute a quorum or to approve the Plan of Conversion at the time of the special meeting, the proposal may not be approved unless the special meeting is adjourned to a later date or dates in order to permit further solicitation of proxies. In order to allow proxies that have been received by Magyar Bancorp at the time of the special meeting to be voted for an adjournment, if necessary, Magyar Bancorp has submitted the question of adjournment to its stockholders as a separate matter for their consideration. The board of directors of Magyar Bancorp recommends that stockholders vote “FOR” approval of the adjournment proposal. If it is necessary to adjourn the special meeting, no notice of the adjourned special meeting is required to be given to stockholders (unless the adjournment is for more than 30 days or if a new record date is fixed), other than an announcement at the special meeting of the hour, date and place to which the special meeting is adjourned.

The board of directors unanimously recommends that you vote “FOR” approval of the adjournment of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes at the time of the special meeting to approve the Plan of Conversion.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The summary information presented below at each date or for each of the periods presented is derived in part from the consolidated financial statements of Magyar Bancorp. The information at and for the years ended September 30, 2020 and 2019 was derived from the audited consolidated financial statements of Magyar Bancorp included elsewhere in this proxy statement/prospectus. The information at and for the years ended September 30, 2018, 2017 and 2016 was derived in part from the audited consolidated financial statements of Magyar Bancorp that are not included in this proxy statement/prospectus. The following information is only a summary, and should be read in conjunction with the consolidated financial statements and related notes of Magyar Bancorp beginning on page F-1 of this proxy statement/prospectus.

	At December 31, 2020	At September 30,
		2020	2019	2018	2017	2016
	(In thousands)
Selected Financial Condition Data:

Total assets	$741,784	$753,997	$630,328	$623,968	$603,044	$584,377
Cash and cash equivalents	52,070	61,726	21,469	15,368	22,334	21,806
Available-for-sale securities	14,798	14,561	16,703	22,469	11,815	5,234
Securities held to maturity	32,493	30,443	29,481	33,645	51,368	52,934
Loans receivable, net	598,530	603,110	518,217	508,430	470,693	455,031
Premises and equipment, net	14,607	14,746	16,172	16,990	17,567	18,084
Bank-owned life insurance	14,049	13,971	13,647	11,843	11,550	11,257
FHLB stock, at cost	1,981	1,981	2,222	2,164	2,002	2,239
Accrued interest receivable	4,096	4,030	2,133	2,181	1,929	1,710
Other assets	7,088	6,835	2,756	2,292	2,730	4,000
Other real estate owned	2,072	2,594	7,528	8,586	11,056	12,082
Total liabilities	683,583	697,147	575,677	572,606	553,587	536,652
Deposits	612,064	618,330	530,075	530,137	515,201	492,650
Borrowings	60,260	67,410	36,189	35,524	31,905	36,040
Accounts payable and other liabilities	11,259	11,407	9,413	6,945	6,481	7,962
Total equity	58,201	56,850	54,651	51,362	49,457	47,725

	For the Three Months Ended December 31,		For the Years Ended September 30,
	2020	2019	2020	2019	2018	2017	2016
	(In thousands)
Selected Data:

Interest and dividend income	$7,001	$6,772	$26,927	$27,103	$24,350	$21,978	$20,451
Interest expense	956	1,642	5,513	6,710	4,649	3,773	3,532

Net interest income	6,045	5,130	21,414	20,393	19,701	18,205	16,919
Provision for loan losses	640	210	1,666	668	997	1,343	1,366

Net interest income after provision for loan losses	5,405	4,920	19,748	19,725	18,704	16,862	15,553
Other income	1,225	404	1,716	2,136	2,121	1,999	2,145
Other expenses	4,724	4,533	18,353	17,600	17,324	16,444	15,943

Income before income tax expense	1,906	791	3,111	4,261	3,501	2,417	1,755
Income tax expense	569	238	921	1,265	1,471	994	664

Net income	$1,337	$553	$2,190	$2,996	$2,030	$1,423	$1,091

	At or For the Three Months Ended December 31,		At or For the Years Ended September 30,
	2020	2019	2020	2019	2018	2017	2016
Selected Financial Ratios and Other Data:

Performance Ratios: (1)
Return on average assets	0.71%	0.35%	0.32%	0.47%	0.33%	0.24%	0.19%
Return on average equity	9.19%	4.01%	3.85%	5.47%	3.95%	2.90%	2.28%
Interest rate spread (2)	3.18%	3.14%	3.03%	3.09%	3.27%	3.20%	3.11%
Net interest margin (3)	3.38%	3.44%	3.31%	3.41%	3.49%	3.36%	3.27%
Efficiency ratio (4)	71.25%	85.14%	85.51%	80.51%	83.19%	87.19%	90.08%
Non-interest expense to average total assets	2.51%	2.84%	2.65%	2.75%	2.84%	2.80%	2.80%
Average interest-earning assets to average interest-bearing liabilities	136.93%	127.93%	132.47%	128.21%	126.51%	123.92%	122.60%
Average equity to average total assets	7.72%	8.65%	8.22%	8.55%	8.43%	8.32%	8.40%

Asset Quality Ratios:
Non-performing assets to total assets	1.63%	2.01%	1.63%	2.29%	1.52%	2.22%	2.79%
Non-performing loans to total loans	1.65%	1.03%	1.59%	1.32%	0.18%	0.50%	0.92%
Allowance for loan losses to non-performing loans	71.01%	93.60%	65.76%	70.90%	463.58%	147.37%	72.64%
Allowance for loan losses to total loans	1.17%	0.96%	1.05%	0.93%	0.82%	0.73%	0.67%

Capital Ratios:
Common equity Tier 1 capital to risk-weighted assets	11.85%	11.79%	11.84%	11.84%	11.44%	11.80%	11.82%
Total capital (to risk-weighted assets)	13.10%	12.85%	13.09%	12.88%	12.35%	12.62%	12.55%
Tier 1 capital (to risk-weighted assets)	11.85%	11.79%	11.84%	11.84%	11.44%	11.80%	11.82%
Tier 1 capital (to total assets)	7.91%	8.87%	7.84%	8.94%	8.55%	8.45%	8.53%

Other Data:
Number of full-service offices	7	7	7	7	7	7	6
Number of full-time equivalent employees	95.5	103.5	101.0	105.5	102.0	102.0	97.5

(1)	Annualized for the three-month periods ended December 31, 2020 and 2019.
(2)	Represents the difference between the weighted-average yield on interest-earning assets and the weighted-average cost of interest-bearing liabilities for the year.
(3)	The net interest margin represents net interest income as a percent of average interest-earning assets for the year.
(4)	The efficiency ratio represents non-interest expense divided by the sum of net interest income and non-interest income.

RECENT DEVELOPMENTS

The following tables set forth selected historical financial and other data of Magyar Bancorp for the periods and at the dates indicated. This information is only a summary and it should be read in conjunction with the business and financial information contained elsewhere in this proxy statement/prospectus, including the financial statements beginning on page F-1. The information at September 30, 2020 is derived in part from, and should be read together with, the audited consolidated financial statements and notes thereto of Magyar Bancorp at page F-1 of this proxy statement/prospectus. The information at March 31, 2021 and for the three months and six months ended March 31, 2021 and 2020 is unaudited, but reflects all normal recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. The results of operations for the three months and six months ended March 31, 2021 are not necessarily indicative of the results to be achieved for the remainder of the fiscal year ending September 30, 2021 or any other period.

	At March 31, 2021	At September 30, 2020
	(In thousands)
Selected Financial Condition Data:

Total assets	$758,779	$753,997
Cash and cash equivalents	43,013	61,726
Available-for-sale securities	14,259	14,561
Securities held to maturity	40,797	30,443
Loans receivable, net	616,975	603,110
Premises and equipment, net	14,543	14,746
Bank-owned life insurance	14,129	13,971
FHLB stock, at cost	1,935	1,981
Accrued interest receivable	3,999	4,030
Other assets	7,849	6,835
Other real estate owned	1,280	2,594
Total liabilities	699,294	697,147
Deposits	640,773	618,330
Borrowings	45,881	67,410
Accounts payable and other liabilities	12,640	11,407
Total equity	59,485	56,850

	For the Three Months Ended March 31,		For the Six Months Ended March 31,
	2021	2020	2021	2020
	(In thousands)
Selected Operating Data:
Interest and dividend income	$7,122	$6,599	$14,124	$13,370
Interest expense	744	1,567	1,700	3,210

Net interest income	6,378	5,032	12,424	10,160
Provision for loan losses	467	420	1,107	631

Net interest income after provision for loan losses	5,911	4,612	11,317	9,529
Other income	937	374	2,162	778
Other expenses	4,690	4,560	9,416	9,090

Income before income tax expense	2,158	426	4,063	1,217
Income tax expense	652	121	1,220	359

Net income	$1,506	$305	$2,843	$858

	At or For the Three Months Ended March 31, (1)		At or For the Six Months Ended March 31, (1)
	2021	2020	2021	2020
Performance Ratios:
Return on average assets	0.80%	0.19%	0.75%	0.27%
Return on average equity	10.33%	2.22%	9.53%	3.09%
Interest rate spread (2)	3.47%	3.03%	3.33%	3.08%
Net interest margin (3)	3.64%	3.33%	3.51%	3.39%
Efficiency ratio (4)	68.49%	91.46%	69.86%	88.19%
Noninterest expense to average total assets	2.49%	2.80%	2.50%	2.82%
Average interest-earning assets to average interest-bearing liabilities	139.59%	129.62%	138.21%	128.77%
Average equity to average total assets	7.73%	8.43%	7.91%	8.61%

Asset Quality Ratios:
Non-performing assets to total assets	1.43%	2.41%	1.43%	2.41%
Non-performing loans to total loans	1.52%	1.67%	1.52%	1.67%
Allowance for loan losses to non-performing loans	79.09%	60.59%	79.09%	60.59%
Allowance for loan losses to total loans	1.21%	1.01%	1.21%	1.01%

Capital Ratios:
Common equity Tier 1 capital to risk-weighted assets	11.85%	11.57%	11.85%	11.57%
Total capital (to risk-weighted assets)	13.10%	12.69%	13.10%	12.69%
Tier 1 capital (to risk-weighted assets)	11.85%	11.57%	11.85%	11.57%
Tier 1 capital (to total assets)	8.10%	8.71%	8.10%	8.71%

Other:
Number of full-service offices	7	7	7	7
Number of full-time equivalent employees	94	105.5	94	105.5

(1)	Annualized where appropriate.
(2)	Represents the difference between the weighted-average yield on interest-earning assets and the weighted-average cost of interest-bearing liabilities.
(3)	Represents net interest income as a percent of average interest-earning assets.
(4)	Represents non-interest expense divided by the sum of net interest income and non-interest income.

Impact of COVID-19 Outbreak

The extraordinary impact of the COVID-19 pandemic has created an unprecedented environment for consumers and businesses alike. To protect our employees and customers from potential exposure to the virus, all Magyar Bank lobbies continue to observe best practice protocols to limit exposure and/or spread of the virus.

To assist our loan customers, Magyar Bank has offered loan payment deferrals to borrowers unable to make their contractual payments due to COVID-19. Deferral requests are considered on a case-by-case basis and are initially approved for a three-month period for principal and interest payments or for interest-only payments depending on the borrower’s circumstances. An additional three-month period is available for businesses that remain unable to operate and for consumers unable to make their mortgage or home equity payments due to COVID-19. Additional deferrals will be considered for businesses experiencing a prolonged impact from the COVID-19 pandemic, such as the accommodation and food service industries. At March 31, 2021, Magyar Bank had 31 loans totaling $24.0 million to businesses in the accommodations and food services industries. Magyar Bank’s loan portfolio does not have a significant exposure to the travel or entertainment industry.

Through March 31, 2021, we had modified 284 loans aggregating $150.9 million for the deferral of principal and/or interest payments. Of these loans, at March 31, 2021, 247 loans aggregating $127.6 million had resumed making their contractual loan payments, 31 loans totaling $13.5 million had paid off (including their deferred payments), three loans totaling $7.8 million were currently deferred, and three loans totaling $2.0 million were past their deferral period and delinquent. Of the three delinquent deferred loans, one commercial business loan totaling $1.4 million was delinquent more than 90 days, one commercial real estate loan totaling $539,000 was delinquent 89 days and one residential loan totaling $113,000 was delinquent 58 days at March 31, 2021. Details with respect to loans modifications as of March 31, 2021 are as follows:

Loan Type	Number of Loans	Balance	Weighted Average Interest Rate
	(Dollars in thousands)
One- to four-family residential real estate (1)	83	$21,725	4.07%
Commercial real estate	136	105,926	4.68%
Construction	4	2,630	3.77%
Home equity lines of credit	6	896	4.33%
Commercial business	24	6,245	6.06%

Total	253	$137,422	4.63%

(1)	Includes home equity loans.

Magyar Bank participated in the PPP to provide liquidity using the SBA platform to small businesses and self-employed individuals to maintain their staff and operations through the COVID-19 pandemic. This liquidity is in the form of a loan, 100% guaranteed by the SBA, that is forgivable provided the funds are used on qualifying payroll costs, and to a lesser extent, rent, utilities and interest on qualifying mortgage payments. The loans bear a fixed rate of 1.0% and loan payments are deferred for the first 10 months following the covered period, which is eight to twenty-four weeks following the date the loan is made. We originated 350 “First Draw” loans totaling $56.0 million through March 31, 2021 for which we received $2.0 million in origination fees from the SBA. These fees are being amortized over the expected life of the loans, which is two years for loans originated prior to June 4, 2020 and five years for loans originated June 5, 2020 or later. Through March 31, 2021, 214 loans totaling $30.3 million had been forgiven by the SBA.

On December 27, 2020 the Economic Aid Act was signed into law, extending the SBA’s authority to guarantee “Second Draw” PPP loans, under generally the same terms and conditions available under the First Draw program, through March 31, 2021, subsequently extended by the Paycheck Protection Program Extension Act of 2021 to May 31, 2021. In order to qualify for a Second Draw PPP loan, an applicant must have experienced a revenue reduction of at least 25% in 2020 relative to 2019. As of March 31, 2021, we had originated 185 PPP loans totaling $26.8 million under the Economic Aid Act to its eligible customers. The Economic Aid Act also expanded the eligible expenditures for which a business could use PPP proceeds and provided for a simplified forgiveness application for PPP loans of $150,000 or less. At March 31, 2021, our PPP loans totaled $52.5 million.

The Federal Reserve Board created the PPPLF to facilitate lending by eligible financial institutions to small businesses under the PPP. Under the PPPLF, the Federal Reserve Bank of New York provided advances with a fixed interest rate of 0.35% to Magyar Bank on a non-recourse basis, taking PPP loans as collateral. In addition, the Federal Deposit Insurance Corporation allows Magyar Bank to neutralize the effect of PPP loans financed under the PPPLF on Tier 1 leverage capital ratios. Magyar Bank funded its PPP loans with $36.9 million in advances from the PPPLF, $17.4 million of which was outstanding at March 31, 2021.

The health of the banking industry is highly correlated with that of the economy. The temporary and/or partial closures of non-essential businesses in our local and national economies increases the likelihood of recession, which typically results in an increased level of credit losses. Accordingly, our provisions for loan losses have increased and will be closely monitored throughout the pandemic. In addition to utilizing quantitative loss factors, we consider qualitative factors, such as changes in underwriting policies, current economic conditions, delinquency statistics, the adequacy of the underlying collateral, and the financial strength of the borrower. The impact of the COVID-19 pandemic on the performance of our loan portfolio in future quarters is unknown, however all of these factors are likely to be affected by the COVID-19 pandemic.

Comparison of Financial Condition at March 31, 2021 and September 30, 2020

Total Assets. Total assets increased $4.8 million, or 0.6%, to $758.8 million at March 31, 2021 compared to $754.0 million at September 30, 2020. The increase was attributable to higher balances of loans receivable and investment securities, partially offset by lower balances of cash and interest-earning deposits.

Cash and Cash Equivalents. Cash and interest-earning deposits with banks decreased $18.7 million, or 30.3% to $43.0 million at March 31, 2021 from $61.7 million at September 31, 2020. The decrease resulted primarily from loan originations and investment security purchases during the six months ended March 31, 2021.

Total Loans. Total loans receivable increased $15.1 million, or 2.5%, during the six months ended March 31, 2021 to $626.3 million at March 31, 2021 from $611.2 million at September 30, 2020. At March 31, 2021, our loans were comprised of the following: $275.7 million, or 44.0% of our loan portfolio, in commercial real estate loans, $208.7 million, or 33.3% of our total loan portfolio, in one- to four- family residential mortgage loans, $98.1 million, or 15.7% of our loan portfolio, in commercial business loans, $22.5 million, or 3.6% of our loan portfolio, in construction loans, $17.6 million, or 2.8% of our loan portfolio, in home equity lines of credit, and $3.7 million, or 0.6% of our loan portfolio, in other loans. Included with the commercial business loans were $52.5 million in PPP loans. The increase in total loans receivable at March 31, 2021 occurred in commercial real estate loans, which increased $27.5 million, or 11.1%. Partially offsetting this increase were decreases in construction loans, which decreased $5.7 million, commercial business loans, which decreased $2.9 million (PPP loans decreased $3.4 million), one- to four- family residential real estate loans (including home equity lines of credit), which decreased $3.4 million, and other loans, which decreased $411,000.

Total non-performing loans decreased $181,000, or 1.9%, to $9.5 million at March 31, 2021 from $9.7 million at September 30, 2020. The decrease was attributable to repayments of non-performing loans totaling $909,000, two foreclosed loans totaling $572,000 that were transferred to OREO, and the restructure of one loan totaling $218,000 during the six months ended March 31, 2021. Offsetting these decreases was the addition of four loans totaling $1.5 million. Due to the COVID-19 pandemic, foreclosures of collateral securing one- to four-family residential mortgage loans have been temporarily suspended while the foreclosure proceedings of commercial real estate are expected to slow significantly as court hearings have been postponed until further notice.

The ratio of non-performing loans to total loans decreased to 1.52% at March 31, 2021 from 1.59% at September 30, 2020. At March 31, 2021, included in the non-performing loan totals were seven commercial real estate loans totaling $2.5 million, two construction loans totaling $4.6 million, three commercial business loans totaling $1.5 million and two residential mortgage loans totaling $910,000. During the six months ended March 31, 2021, there was one charge-off totaling $50,000 and there were $97,000 in recoveries of previously charged-off non-performing loans.

The allowance for loan loss increased to $7.6 million at March 31, 2021 from $6.4 million at September 30, 2020, an increase of $1.2 million. The increase was attributable to $1.1 million in provisions for loan loss and $47,000 in net recoveries from loans previously charged off. The increased provision for loan losses, compared to a provision of $631,000 for the six months ended March 31, 2020, resulted from higher adjustments to our historical loan losses due to the prolonged economic impact of the COVID-19 pandemic on our consumer and business loan portfolios. The allowance for loan losses as a percentage of non-performing loans increased to 79.1% at March 31, 2021 compared to 65.8% at September 30, 2020. At March 31, 2021, our allowance for loan losses as a percentage of total loans was 1.21% compared with 1.05% at September 30, 2020.

Future increases in the allowance for loan losses may be necessary based on the growth of the loan portfolio, the change in composition of the loan portfolio, possible future increases in non-performing loans and charge-offs, and the possible deterioration of the current economic environment due to the COVID-19 pandemic.

Investment Securities. Investment securities increased $10.1 million, or 22.3%, to $55.1 million at March 31, 2021 from $45.0 million at September 30, 2020. The increase resulted primarily from the purchase of nine mortgage-backed securities totaling $19.8 million and five callable U.S. government-sponsored enterprise bond totaling $10.0 million during the six months ended March 31, 2021, offset, in part, by payments from mortgage-backed securities and bond calls totaling $19.3 million during the six months ended March 31, 2021. There were no sales of investment securities during the six months ended March 31, 2021.

Investment securities at March 31, 2021 consisted of $39.3 million in mortgage-backed securities issued by U.S. government agencies and U.S. government-sponsored enterprises, $12.5 million in U.S. government-sponsored enterprise debt securities, $3.0 million in corporate notes, and $251,000 in “private-label” mortgage-backed securities. There were no other-than-temporary-impairment charges for investment securities for the six months ended March 31, 2021.

Bank-Owned Life Insurance. The cash surrender value of life insurance held for directors and officers of Magyar Bank was $14.1 million at March 31, 2021 compared with $14.0 million at September 30, 2020. During the six months ended March 31, 2021, we did not purchase any new bank-owned life insurance policies.

Other Real Estate Owned. Other real estate owned decreased $1.3 million, or 50.7%, to $1.3 million at March 31, 2021 from $2.6 million at September 30, 2020. During the six months ended March 31, 2021, the Company sold two properties totaling $1.7 million for a $79,000 gain, established valuation allowances totaling $215,000, and added two properties totaling $522,000 from the foreclosure of collateral securing non-performing loans. We are determining the proper course of action for its remaining other real estate owned, which may include holding the properties until the real estate market further improves, leasing properties to offset carrying costs and selling the properties.

Deposits. Total deposits increased $22.4 million, or 3.6%, to $640.8 million at March 31, 2021 from $618.3 million at September 30, 2020. The inflow in deposits occurred in non-interest bearing checking accounts, which increased $17.1 million, or 10.4%, to $180.6 million, in interest-bearing checking accounts (NOW), which increased $5.9 million, or 9.0%, to $71.4 million, in savings accounts, which increased $5.3 million, or 7.0%, to $80.2 million, and in money market accounts, which increased $4.5 million, or 2.4%, to $192.5 million. These increases were partially offset by a decrease in certificates of deposit (including individual retirement accounts), of $10.3 million, or 8.2%, to $116.1 million.

Brokered certificates of deposit decreased $5.0 million to $4.4 million at March 31, 2021 from $9.4 million at September 30, 2020. The decrease resulted from a $5.0 million brokered certificate of deposit which matured and was repaid from interest-earning deposits with banks during the six months ended March 31, 2021.

Borrowings. Borrowings decreased $21.5 million, or 31.9%, to $45.9 million at March 31, 2021 from $67.4 million at September 30, 2020. The decrease resulted from the repayment of $19.5 million in PPPLF advances from the Federal Reserve Bank during the six month period as the PPP loans securing the advances were forgiven by the SBA. Borrowings from the Federal Home Loan Bank of New York (the “FHLBNY”) decreased $2.0 million to $28.5 million from a matured term advance that was repaid from interest- earning deposits with banks during the six months ended March 31, 2021.

Stockholders’ Equity. Stockholders’ equity increased $2.6 million, or 4.6%, to $59.5 million at March 31, 2021 from $56.9 million at September 30, 2020. The increase in stockholders’ equity resulted primarily from net income of $2.8 million during the six months ended March 31, 2021. Book value per share of our common stock increased to $10.24 at March 31, 2021 from $9.78 at September 30, 2020.

We did not repurchase shares of our common stock during the six months ended March 31, 2021. Through March 31, 2021, we have repurchased 91,000 shares of our common stock at an average price of $8.41 pursuant to the second stock repurchase plan, which has reduced outstanding shares to 5,810,746.

Comparison of Operating Results for the Three Months Ended March 31, 2021 and 2020

Net Income. Net income increased $1.2 million, or 393.8%, to $1.5 million for the three months ended March 31, 2021 compared to net income of $305,000 for the three months ended March 31, 2020. The increase resulted from higher net interest and dividend income and non-interest income, partially offset by higher provisions for loan loss and other expenses.

Net Interest and Dividend Income. Net interest and dividend income increased $1.4 million, or 26.7%, to $6.4 million for the three months ended March 31, 2021 from $5.0 million for the three months ended March 31, 2020.

An increase of $105.3 million in average total interest-earning assets as well as a 31 basis point increase in the Company’s net interest margin to 3.64% for the three months ended March 31, 2021 compared to 3.33% for the three months ended March 31, 2020 accounted for the higher net interest and dividend income between periods.

The yield on interest-earning assets decreased 31 basis points to 4.06% for the three months ended March 31, 2021 from 4.37% for the three months ended March 31, 2020 due to lower market interest rates. The yield on investment securities decreased 80 basis points to 1.49% for the three months ended March 31, 2021 from 2.29% for the three months ended March 31, 2020 while the yield on loans receivable decreased nine basis points to 4.60% for the three months ended March 31, 2021 from 4.69% for the three months ended March 31, 2020. In addition, the yield on interest-earning deposits decreased 114 basis points to 0.13% for the three months ended March 31, 2021 from 1.27% for the three months ended March 31, 2020.

The cost of the Company’s interest-bearing liabilities decreased 75 basis points to 0.59% for the three months ended March 31, 2021 from 1.34% for the three months ended March 31, 2020 due to lower market interest rates. The cost of interest-bearing deposits decreased 77 basis points to 0.51% for the three months ended March 31, 2021 from 1.28% for the three months ended March 31, 2020 while the cost of borrowings decreased 93 basis points to 1.28% for the three months ended March 31, 2021 from 2.21% for the three months ended March 31, 2020. In addition, the average balance of non-interest bearing liabilities increased $56.7 million to $186.8 million for the three months ended March 31, 2021 from $130.1 million for the three months ended March 31, 2020.

Interest and Dividend Income. Interest and dividend income increased $523,000, or 7.9%, to $7.1 million for the three months ended March 31, 2021 compared to $6.6 million for the three months ended March 31, 2020. The increase was attributable to higher average balances of interest-earning assets, which increased $105.3 million between periods. The increase in average balances of interest-earning assets occurred in loans receivable, which increased $75.7 million, or 14.2%, in investment securities, which increased $7.3 million, or 16.1%, and in interest-earning deposits, which increased $22.4 million, or 84.0%. Growth in loans receivable was partially attributable to the origination of $82.8 million in PPP loans, of which $52.5 million were outstanding at March 31, 2021.

Interest earned on investment securities, including interest-earning deposits, and excluding FHLBNY stock, decreased $134,000, or 39.3%, to $207,000 for the three months ended March 31, 2021 from $341,000 for the three months ended March 31, 2020. The decrease resulted primarily from a 108 basis points decrease in average yield on investment securities and interest-earning deposits, to 0.83% for the three months ended March 31, 2021 from 1.91% for the three months ended March 31, 2020. The decrease in yield on interest-earning deposits reflected the lower interest rates paid on reserves by the Federal Reserve Bank as well as lower market interest rates on investment securities between the comparable periods.

Interest Expense. Interest expense decreased $823,000, or 52.5%, to $744,000 for the three months ended March 31, 2021 compared with $1.6 million for the three months ended March 31, 2020. Although the average balance of interest-bearing liabilities increased $42.0 million, or 9.0%, to $509.4 million from $467.4 million between the two periods, the cost of such liabilities decreased 75 basis points to 0.59% for the three months ended March 31, 2021 compared with 1.34% for the prior year period. Lower market interest rates accounted for the decrease in the cost of interest-bearing liabilities.

The average balance of interest-bearing deposits increased $17.5 million to $454.2 million for the quarter ended March 31, 2021 from $436.7 million for the quarter ended March 31, 2020, while the average cost of such deposits decreased 77 basis points to 0.51% from 1.28% between the two periods. As a result, interest paid on interest-bearing deposits decreased $829,000 to $569,000 for the three months ended March 31, 2021 compared with $1.4 million for the three months ended March 31, 2020.

Interest paid on borrowings increased $6,000, or 3.6%, to $175,000 for the three months ended March 31, 2021 from $169,000 for the prior year period. The increase resulted from a $24.5 million increase of in the average balance of such borrowings to $55.2 million for the three months ended March 31, 2021 from $30.7 million for the three months ended March 31, 2020, offset by a 93 basis point decrease in the average cost of borrowings to 1.28% for the three months ended March 31, 2021 from 2.21% for the three months ended March 31, 2020. Lower market interest rates contributed to the lower average cost of interest-bearing deposits while PPPLF advances contributed to the lower average cost of borrowings.

Provision for Loan Losses. We establish provisions for loan losses, which are charged to earnings, at a level necessary to absorb known and inherent losses that are both probable and reasonably estimable at the date of the financial statements. In evaluating the level of the allowance for loan losses, management considers historical loss experience, the types of loans and the amount of loans in the loan portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, peer group information and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available or as future events occur.

After an evaluation of these factors, management recorded a provision of $467,000 for the three months ended March 31, 2021 compared to $420,000 for the three months ended March 31, 2020. The increased provision for loan losses resulted from higher adjustments to our historical loan losses due to the prolonged economic impact of the COVID-19 pandemic on our consumer and business loan portfolios. In addition to the provisions, we recorded $43,000 in net charge-offs during the three months ended March 31, 2021 compared with $4,000 in net recoveries during the three months ended March 31, 2020.

Determining the amount of the allowance for loan losses necessarily involves a high degree of judgment. Management reviews the level of the allowance on a quarterly basis, and establishes the provision for loan losses based on the factors set forth “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Summary of Significant Accounting Policies – Allowance for Loan Losses.” As management evaluates the allowance for loan losses, the increased risk associated with larger non-homogenous construction, commercial real estate and commercial business loans may result in larger additions to the allowance for loan losses in future periods. In addition, the ongoing effects of the COVID-19 pandemic on our borrowers may also result in larger additions to the allowance for loan losses in future periods.

Other Income. Other income increased $563,000, or 150.5%, to $937,000 during the three months ended March 31, 2021 compared to $374,000 for the three months ended March 31, 2020.

Other operating income increased $413,000 between periods due to $303,000 in fees earned from the Middlesex County Small Business Relief Grant program. The Company received a fee of three percent of the grants it assisted the County with processing. In addition, the Company received a $106,000 interest rate swap fee during the three months ended March 31, 2021. The Company also recorded higher gains from the sales of loans, which were $106,000 for the three months ended March 31, 2021 compared with no gains for the three months ended March 31, 2020.

Other Expenses. Other expenses increased $130,000, or 2.9%, to $4.7 million during the three months ended March 31, 2021 from $4.6 million during the three months ended March 31, 2020.

The increase in other expenses was primarily attributable to professional fees, which increased $45,000, or 10.5%, due to higher legal and consulting fees related to the collection and foreclosure of non-performing loans.

Compensation and benefit expenses increased $39,000, or 1.5%, due to higher incentive plan accruals, partially offset by lower compensation from lower full-time equivalent employees between periods. In addition, loan servicing expenses increased $28,000, or 32.6%, from higher loan origination and repayment activity, and occupancy expense increased $15,000, or 2.0%, from higher snowplowing and salting costs between periods.

Income Tax Expense. We recorded tax expense of $652,000 on pre-tax income of $2.2 million for the three months ended March 31, 2021, compared to $121,000 on pre-tax income of $426,000 for the three months ended March 31, 2020. The Company’s effective tax rate for the three months ended March 31, 2021 was 30.2% compared with 28.4% for the three months ended March 31, 2020.

Comparison of Operating Results for the Six Months Ended March 31, 2021 and 2020

Net Income. Net income increased $2.0 million, or 231.4%, to $2.8 million during the six-month period ended March 31, 2021 compared with $858,000 for the six-month period ended March 31, 2020 due to higher net interest and dividend income and non-interest income, partially offset by higher provisions for loan loss and other expenses.

Net Interest and Dividend Income. Net interest and dividend income increased $2.2 million, or 22.3%, to $12.4 million for the six months ended March 31, 2021 from $10.2 million for the six months ended March 31, 2020.

An increase of $112.2 million in average total interest-earning assets as well as a 12 basis point increase in the Company’s net interest margin to 3.51% for the six months ended March 31, 2021 compared to 3.39% for the six months ended March 31, 2020 accounted for the higher net interest and dividend income between periods.

The yield on interest-earning assets decreased 47 basis points to 3.99% for the six months ended March 31, 2021 from 4.46% for the six months ended March 31, 2020 due to lower market interest rates. The yield on investment securities decreased 66 basis points to 1.60% for the six months ended March 31, 2021 from 2.26% for the six months ended March 31, 2020 while the yield on loans receivable decreased 26 basis points to 4.51% for the six months ended March 31, 2021 from 4.77% for the six months ended March 31, 2020. In addition, the yield on interest-earning deposits decreased 122 basis points to 0.14% for the six months ended March 31, 2021 from 1.36% for the six months ended March 31, 2020.

The cost of the Company’s interest-bearing liabilities decreased 72 basis points to 0.66% for the six months ended March 31, 2021 from 1.38% for the six months ended March 31, 2020 due to lower market interest rates. The cost of interest-bearing deposits decreased 72 basis points to 0.59% for the six months ended March 31, 2021 from 1.31% for the six months ended March 31, 2020 while the cost of borrowings decreased 103 basis points to 1.21% for the six months ended March 31, 2021 from 2.24% for the six months ended March 31, 2020. In addition, the average balance of non-interest bearing liabilities increased $55.2 million to $180.2 million for the six months ended March 31, 2021 from $125.0 million for the six months ended March 31, 2020.

Interest and Dividend Income. Interest and dividend income increased $754,000, or 5.6%, to $14.1 million for the six months ended March 31, 2021 from $13.4 million for the six months ended March 31, 2020. The increase was attributable to higher average balances of interest-earning assets, which increased $112.2 million between periods. The increase in average balances of interest-earning assets occurred in loans receivable, which increased $79.5 million, or 15.1%, in investment securities, which increased $3.7 million, or 8.1%, and in interest-earning deposits, which increased $29.0 million, or 127.7%. Growth in loans receivable was partially attributable to the origination of $82.8 million in PPP loans, of which $52.5 million were outstanding at March 31, 2021.

Interest earned on investment securities, including interest-earning deposits, and excluding FHLB stock, decreased $246,000, or 36.2%, to $433,000 for the six months ended March 31, 2021 from $679,000 the prior year period. The decrease resulted primarily from a 110 basis points decrease in average yield on investment securities and interest-earning deposits, to 0.86% for the six months ended March 31, 2021 from 1.96% for the six months ended March 31, 2020. The decrease in yield on interest-earning deposits reflected the lower interest rates paid on reserves by the Federal Reserve Bank as well as lower market interest rates on investment securities between the comparable periods.

Interest Expense. Interest expense decreased $1.5 million, or 47.0%, to $1.7 million for the six months ended March 31, 2021 compared with the six months ended March 31, 2020. The average balance of interest-bearing liabilities increased $49.4 million, or 10.6%, between the two periods, while the cost of such liabilities decreased 72 basis points to 0.66% for the six months ended March 31, 2021 compared with the prior year period. Lower market interest rates accounted for the decrease in the cost of interest-bearing liabilities.

The average balance of interest-bearing deposits increased $21.6 million to $453.7 million for the six months ended March 31, 2021 from $432.1 million for the six months ended March 31, 2020, while the average cost of such deposits decreased 72 basis points to 0.59% from 1.31% between the two periods. As a result, interest paid on interest-bearing deposits decreased $1.5 million to $1.3 million for the six months ended March 31, 2021 compared with $2.8 million for the six months ended March 31, 2020.

Interest paid on borrowings increased $1,000, or 0.3%, to $366,000 for the six months ended March 31, 2021 from $365,000 for the prior year period. The increase resulted from an increase of $27.7 million in the average balance of such borrowings to $60.3 million for the six months ended March 31, 2021 from $32.6 million for the six months ended March 31, 2020, offset by a decrease of 103 basis points in the average cost of borrowings to 1.21% for the six months ended March 31, 2021 from 2.24% for the six months ended March 31, 2020. Lower market interest rates contributed to the lower average cost of interest-bearing deposits while PPPLF advances contributed to the lower average cost of borrowings.

Provision for Loan Losses. We establish provisions for loan losses, which are charged to earnings, at a level necessary to absorb known and inherent losses that are both probable and reasonably estimable at the date of the financial statements. In evaluating the level of the allowance for loan losses, management considers historical loss experience, the types of loans and the amount of loans in the loan portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, peer group information and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available or as future events occur.

After an evaluation of these factors, management recorded a provision of $1.1 million for the six months ended March 31, 2021 compared to $631,000 for the six months ended March 31, 2020. The increased provisions for loss resulted from higher adjustments to the Company’s historical loan losses due to the prolonged economic impact of the COVID-19 pandemic on the consumer and business loan portfolios. The Company recorded $47,000 in net recoveries during the six months ended March 31, 2021 compared with $6,000 in net recoveries during the six months ended March 31, 2020.

Determining the amount of the allowance for loan losses necessarily involves a high degree of judgment. Management reviews the level of the allowance on a quarterly basis, and establishes the provision for loan losses based on the factors set forth “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Summary of Significant Accounting Policies – Allowance for Loan Losses.” As management evaluates the allowance for loan losses, the increased risk associated with larger non-homogenous construction, commercial real estate and commercial business loans may result in larger additions to the allowance for loan losses in future periods. In addition, the ongoing effects of the COVID-19 pandemic on our borrowers may also result in larger additions to the allowance for loan losses in future periods.

Other Income. Other income increased $1.4 million, or 177.9%, to $2.2 million during the six months ended March 31, 2021 compared to $778,000 for the six months ended March 31, 2020.

Other operating income increased $974,000 between periods due to $768,000 in fees earned from the Middlesex County Small Business Relief Grant program during the six months ended March 31, 2021. The Company received a fee of three percent of the grants it assisted the County with processing. In addition, the Company recorded $208,000 in interest rate swap fees during the six months ended March 31, 2021. The Company also recorded higher gains from the sales of loans, which were $369,000 for the six months ended March 31, 2021 compared with $26,000 for the six months ended March 31, 2020.

Other Expenses. Other expenses increased $326,000, or 3.6%, to $9.4 million during the six months ended March 31, 2021 from $9.1 million during the six months ended March 31, 2020.

The increase in other expenses was primarily attributable to professional fees, which increased $225,000, or 28.9%, due to higher legal and consulting fees related to the collection and foreclosure of non-performing loans. OREO expenses increased $66,000, or 49.6%, due to higher valuation allowances recorded during the six months ended March 31, 2021 compared with the prior year period. In addition, loan servicing expenses increased $62,000, or 45.6%, from higher loan origination and repayment activity, and FDIC deposit insurance premium expense increased $40,000, or 18.5%, from our higher assessment base. Partially offsetting these increases were lower data processing, insurance and other expenses.

Income Tax Expense. We recorded tax expense of $1.2 million on pre-tax income of $4.1 million for the six months ended March 31, 2021, compared to $359,000 on pre-tax income of $1.2 million for the six months ended March 31, 2020. The Company’s effective tax rate for the six months ended March 31, 2021 was 30.0% compared with 29.5% for the six months ended March  31, 2020.

FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains forward-looking statements, which can be identified by the use of words such as “estimate,” “project,” “believe,” “intend,” “anticipate,” “plan,” “seek,” “expect,” “will,” “would,” “should,” “could” or “may,” and words of similar meaning. These forward-looking statements include, but are not limited to:

•	statements of our goals, intentions and expectations;

•	statements regarding our business plans, prospects, growth and operating strategies;

•	statements regarding the quality of our loan and investment portfolios; and

•	estimates of our risks and future costs and benefits.

These forward-looking statements are based on current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

•	conditions relating to the COVID-19 pandemic, including the severity and duration of the associated economic slowdown either nationally or in our market areas, that are worse than expected;

•	general economic conditions, either nationally or in our market areas, that are worse than expected;

•	changes in the level and direction of loan delinquencies and write-offs and changes in estimates of the adequacy of the allowance for loan losses;

•	our ability to access cost-effective funding;

•	fluctuations in real estate values and both residential and commercial real estate market conditions;

•	demand for loans and deposits in our market area;

•	our ability to implement and change our business strategies;

•	competition among depository and other financial institutions;

•

inflation and changes in the interest rate environment that reduce our margins and yields, the fair value of financial instruments, or our level of loan originations, or increase the level of defaults, losses and prepayments on loans we have made and make;

•	adverse changes in the securities or secondary mortgage markets;

•	changes in laws or government regulations or policies affecting financial institutions, including changes in regulatory fees, capital requirements and insurance premiums;

•	changes in the quality or composition of our loan or investment portfolios;

•	technological changes that may be more difficult or expensive than expected;

•	the inability of third-party providers to perform as expected;

•	a failure or breach of our operational or security systems or infrastructure, including cyberattacks;

•	our ability to manage market risk, credit risk and operational risk;

•	our ability to enter new markets successfully and capitalize on growth opportunities;

•

our ability to successfully integrate into our operations any assets, liabilities, customers, systems and management personnel we have acquired or may acquire and our ability to realize related revenue synergies and cost savings within expected time frames, and any goodwill charges related thereto;

•	changes in consumer spending, borrowing and savings habits;

•

changes in accounting policies and practices, as may be adopted by the bank regulatory agencies, the Financial Accounting Standards Board, the Securities and Exchange Commission or the Public Company Accounting Oversight Board;

•	our ability to retain key employees;

•	our compensation expense associated with equity allocated or awarded to our employees; and

•	changes in the financial condition, results of operations or future prospects of issuers of securities that we own.

Because of these and other uncertainties, our actual future results may be materially different from the results indicated by these forward-looking statements. See “Risk Factors” beginning on page 17. Except as required by applicable law or regulation, we do not undertake, and we specifically disclaim any obligation, to release publicly the results of any revisions that may be made to any forward-looking statements to reflect events or circumstances after the date of the statements or to reflect the occurrence of anticipated or unanticipated events.

HOW WE INTEND TO USE THE PROCEEDS FROM THE OFFERING

Although we cannot determine what the actual net proceeds from the sale of the shares of common stock in the offering will be until the offering is completed, we anticipate that the net proceeds will be between $27.4 million and $37.6 million.

We intend to use the net proceeds as follows:

	Based Upon the Sale at $10.00 Per Share of:
	2,890,000 Shares		3,400,000 Shares		3,910,000 Shares
	Amount	Percent of Net Proceeds	Amount	Percent of Net Proceeds	Amount	Percent of Net Proceeds
	(Dollars in thousands)
Gross offering proceeds	$28,900		$34,000		$39,100
Less: offering expenses	1,500		1,500		1,535

Net offering proceeds	$27,400	100.0%	$32,500	100.0%	$37,565	100.0%

Distribution of net proceeds:
To Magyar Bank	$13,700	50.0%	$16,250	50.0%	$18,783	50.0%
To fund loan to employee stock ownership plan	$2,312	8.4%	$2,720	8.4%	$3,128	8.3%
Retained by Magyar Bancorp	$11,388	41.6%	$13,530	41.6%	$15,654	41.7%

Payments for shares of common stock made through withdrawals from existing deposit accounts will not result in the receipt of new funds for investment but will reduce Magyar Bank’s deposits. The net proceeds may vary because total expenses relating to the offering may be more or less than our estimates. For example, our expenses would increase if all the shares offered were not sold in the subscription and community offerings and instead a portion of the shares were sold in a syndicated community offering.

Magyar Bancorp may use the proceeds it retains from the offering:

•	to invest in securities;

•	to repurchase shares of its common stock;

•	to pay cash dividends to stockholders;

•

to finance the potential acquisition of financial institutions or financial services companies, although we do not currently have any agreements or understandings regarding any specific acquisition transaction; and

•	for other general corporate purposes.

See “Our Dividend Policy” for a discussion of our expected dividend policy following the completion of the conversion. Under current federal regulations, we may not repurchase shares of our common stock during the first year following the completion of the conversion, except when extraordinary circumstances exist and with prior regulatory approval, or except to fund the granting of restricted stock awards (which would require notification to the Federal Reserve Board) or tax-qualified employee stock benefit plans.

Magyar Bank may use the net proceeds it receives from the offering:

•	to fund new loans;

•	to enhance existing products and services, hire additional employees and support growth and the development of new products and services;

•	to invest in securities;

•

to expand its banking franchise by establishing or acquiring new branches or by acquiring other financial institutions or other financial services companies as opportunities arise, although we do not currently have any understandings or agreements to acquire a financial institution or other entity; and

•	for other general corporate purposes.

•

Initially, a substantial portion of the net proceeds will be invested in short-term investments, investment-grade debt obligations and mortgage-backed securities. We have not determined specific amounts of the net proceeds that would be used for the purposes described above. The use of the proceeds outlined above may change based on many factors, including, but not limited to, changes in interest rates, equity markets, laws and regulations affecting the financial services industry, the attractiveness of potential acquisitions to expand our operations, and overall market conditions. The use of the proceeds may also change depending on our ability to receive regulatory approval to establish new branches or acquire other financial institutions.

We expect our return on equity may be low until we are able to reinvest effectively the additional capital raised in the offering. Until we can increase our net interest income and non-interest income, our return on equity may be below the industry average, which may negatively affect the value of our common stock. See “Risk Factors – Risks Related to the Offering – Our failure to effectively deploy the net proceeds may have an adverse effect on our financial performance.”

OUR DIVIDEND POLICY

Magyar Bancorp has never paid a dividend. No decision has been made with respect to the amount, if any, and timing of any dividend payments following the completion of the conversion and offering. The board’s determination of whether to declare a dividend and the amount of any such dividend is subject to our capital requirements, our financial condition and results of operations, tax considerations, statutory and regulatory limitations, and general economic conditions. We cannot assure you that we will pay dividends in the future, or that any such dividends will not be reduced or eliminated in the future.

Magyar Bancorp will not be permitted to pay dividends on its common stock if our stockholders’ equity would be reduced below the amount of the liquidation account established in connection with the conversion. The source of dividends will depend on the net proceeds retained by Magyar Bancorp and earnings thereon, and dividends from Magyar Bank. In addition, Magyar Bancorp will be subject to state law limitations and federal bank regulatory policy on the payment of dividends. In addition, Delaware law generally limits dividends to our capital surplus or, if there is no capital surplus, our net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

After the completion of the conversion, Magyar Bank will not be permitted to pay dividends on its capital stock to Magyar Bancorp, its sole stockholder, if Magyar Bank’s stockholder’s equity would be reduced below the amount of the liquidation account established in connection with the conversion. In addition, Magyar Bank will not be permitted to make a capital distribution if, after making such distribution, it would be undercapitalized. Under New Jersey law, Magyar Bank may declare and pay a dividend on its capital stock only to the extent that the payment of the dividend would not impair Magyar Bank’s capital stock. In addition, Magyar Bank may not pay a dividend unless it would, after the payment of the dividend, have a surplus of not less than 50% of its capital stock, or alternatively, the payment of the dividend would not reduce the surplus.

Any payment of dividends by Magyar Bank to Magyar Bancorp that would be deemed to be drawn from Magyar Bank’s bad debt reserves established before 1988, if any, would require a payment of taxes at the then-current tax rate by Magyar Bank on the amount of earnings deemed to be removed from the pre-1988 bad debt reserves for such distribution. Magyar Bank does not intend to make any distribution that would create such a federal tax liability.

We will continue to file a consolidated federal tax return with Magyar Bank. Accordingly, it is anticipated that any cash distributions made by us to our stockholders would be treated as cash dividends and not as a non-taxable return of capital for federal tax purposes. Additionally, pursuant to Federal Reserve Board during the three-year period following the conversion, we will not be permitted to make any capital distribution to stockholders that would be treated by recipients as a tax-free return of capital for federal income tax purposes.

MARKET FOR THE COMMON STOCK

Magyar Bancorp’s common stock is currently listed on the Nasdaq Global Market under the symbol “MGYR.” Upon completion of the conversion, we expect our common stock will continue to trade on the Nasdaq Global Market under the symbol “MGYR.” In order to list our stock on the Nasdaq Global Market, we are required to have at least three broker-dealers who will make a market in our common stock. As of May 3, 2021, Magyar Bancorp had 18 registered market makers in its common stock.

As of the close of business on May 3, 2021, there were 5,810,746 shares of common stock outstanding, including 2,610,296 publicly held shares (shares held by stockholders other than Magyar Bancorp, MHC), and approximately 371 stockholders of record.

On February 25, 2021, the business day immediately preceding the public announcement of the conversion, and on May 3, 2021, the closing prices of Magyar Bancorp common stock as reported on the Nasdaq Global Market were $11.00 per share and $13.35 per share, respectively. On the effective date of the conversion, all publicly held shares of Magyar Bancorp common stock, including shares of common stock held by our officers and directors, will be converted into new shares of Magyar Bancorp pursuant to the exchange ratio. See “Proposal 1 – Approval of the Plan of Conversion and Reorganization – Share Exchange Ratio for Current Stockholders.” See “Beneficial Ownership of Common Stock.”

HISTORICAL AND PRO FORMA REGULATORY CAPITAL COMPLIANCE

At December 31, 2020, Magyar Bank exceeded all of the applicable regulatory capital requirements and was considered “well capitalized.” The table below sets forth the historical equity capital and regulatory capital of Magyar Bank at December 31, 2020, and the pro forma equity capital and regulatory capital of Magyar Bank after giving effect to the sale of shares of common stock at $10.00 per share. The table also compares historical and pro forma capital levels to those required to be considered “well capitalized.” The table assumes that Magyar Bank receives 50% of the net offering proceeds. See “How We Intend to Use the Proceeds from the Offering.”

	Magyar Bank Historical at December 31, 2020		Magyar Bank Pro Forma at December 31, 2020 Based Upon the Sale in the Offering of:
			2,890,000 Shares		3,400,000 Shares		3,910,000 Shares
	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets
	(Dollars in thousands)
Equity	$58,763	7.92%	$68,995	9.13%	$70,933	9.36%	$72,854	9.58%

Tier 1 leverage capital (1)(2)	$60,155	8.37%	$70,387	9.61%	$72,325	9.84%	$74,246	10.06%
Tier 1 leverage requirement	35,948	5.00	36,633	5.00	36,760	5.00	36,887	5.00

Excess	$24,207	3.37%	$33,754	4.61%	$35,565	4.84%	$37,359	5.06%

Tier 1 risk-based capital (1)(2)	$60,155	11.98%	$70,387	13.94%	$72,325	14.31%	$74,246	14.68%
Tier 1 risk-based requirement	40,169	8.00	40,388	8.00	40,429	8.00	40,469	8.00

Excess	$19,986	3.98%	$29,999	5.94%	$31,896	6.31%	$33,777	6.68%

Total risk-based capital (1)(2)	$66,442	13.23%	$76,674	15.19%	$78,612	15.56%	$80,533	15.92%
Total risk-based requirement	50,211	10.00	50,485	10.00	50,536	10.00	50,587	10.00

Excess	$16,231	3.23%	$26,189	5.19%	$28,076	5.56%	$29,946	5.92%

Common equity tier 1 risk-based capital (1)(2)	$60,155	11.98%	$70,387	13.94%	$72,325	14.31%	$74,246	14.68%
Common equity tier 1 risk-based requirement	32,637	6.50	32,815	6.50	32,849	6.50	32,881	6.50

Excess	$27,518	5.48%	$37,572	7.44%	$39,476	7.81%	$41,365	8.18%

Reconciliation of capital infused into Magyar Bank:
Net proceeds			$13,700		$16,250		$18,783
Less: Common stock acquired by stock-based benefit plans			(1,156)		(1,360)		(1,564)
Less: Common stock acquired by employee stock ownership plan			(2,312)		(2,720)		(3,128)

Pro forma increase			$10,232		$12,170		$14,091

(1)	Tier 1 leverage capital levels are shown as a percentage of total average assets. Risk-based capital levels are shown as a percentage of risk-weighted assets.
(2)	Pro forma amounts and percentages assume net proceeds are invested in assets that carry a 20% risk weighting.

CAPITALIZATION

The following table presents the historical consolidated capitalization of Magyar Bancorp at December 31, 2020 and the pro forma consolidated capitalization of Magyar Bancorp after giving effect to the conversion and offering based upon the assumptions set forth in the “Pro Forma Data” section.

	Magyar Bancorp Historical at December 31, 2020	Magyar Bancorp Pro Forma at December 31, 2020 Based upon the Sale in the Offering at $10.00 per share of:
		2,890,000 Shares	3,400,000 Shares	3,910,000 Shares
	(Dollars in thousands)
Deposits (1)	$612,064	$612,064	$612,064	$612,064
Borrowed funds	60,260	60,260	60,260	60,260

Total deposits and borrowed funds	$672,324	$672,324	$672,324	$672,324

Stockholders’ equity:
Preferred stock, $0.01 par value, 500,000 shares authorized (post-conversion) (2)	—	—	—	—
Common stock, $0.01 par value, 14,000,000 shares authorized (post-conversion); shares to be issued as reflected (2)(3)	59	52	62	71
Additional paid-in capital (2)	26,279	53,686	58,776	63,832
MHC capital contribution	—	10	10	10
Retained earnings (4)	34,498	34,498	34,498	34,498
Accumulated other comprehensive income	(1,393)	(1,393)	(1,393)	(1,393)
Treasury stock, at cost	(1,242)	(1,242)	(1,242)	(1,242)
Common stock held by employee stock ownership plan (5)	—	(2,312)	(2,720)	(3,128)
Common stock to be acquired by stock-based benefit plans (6)	—	(1,156)	(1,360)	(1,564)

Total stockholders’ equity	$58,201	$82,143	$86,631	$91,084

Pro Forma Shares Outstanding:
Shares offered for sale	—	2,890,000	3,400,000	3,910,000
Exchange shares issued	—	2,356,399	2,772,234	3,188,070

Total shares outstanding	5,810,746	5,246,399	6,172,234	7,098,070

Total stockholders’ equity as a percentage of total assets	7.85%	10.73%	11.25%	11.76%
Tangible equity as a percentage of tangible assets	7.85%	10.73%	11.25%	11.76%

(1)

Does not reflect withdrawals from deposit accounts to purchase shares of common stock in the conversion and offering. These withdrawals would reduce pro forma deposits and assets by the amount of the withdrawals.

(2)

Magyar Bancorp currently has 8,000,000 authorized shares of common stock, $0.01 par value per share, and 1,000,000 authorized shares of preferred stock, par value $0.01 per share. On a pro forma basis, common stock and additional paid-in capital have been revised to reflect the number of shares of Magyar Bancorp common stock to be outstanding.

(3)

No effect has been given to the issuance of additional shares of Magyar Bancorp common stock pursuant to the exercise of options under one or more stock-based benefit plans. If the plans are implemented within the first year after the closing of the offering, an amount up to 10% of the shares of Magyar Bancorp common stock sold in the offering will be reserved for issuance upon the exercise of options under the plans. See “Management.”

(4)

The retained earnings of Magyar Bank will be substantially restricted after the conversion. See “Proposal 1 – Approval of the Plan of Conversion and Reorganization – Liquidation Rights” and “Supervision and Regulation – Federal Banking Regulation – Capital Distributions.”

(5)

Assumes that 8% of the shares sold in the offering will be acquired by the employee stock ownership plan financed by a loan from Magyar Bancorp. The loan will be repaid principally from Magyar Bank’s contributions to the employee stock ownership plan. Since Magyar Bancorp will finance the employee stock ownership plan debt, this debt will be eliminated through consolidation and no liability will be reflected on Magyar Bancorp’s consolidated financial statements. Accordingly, the amount of shares of common stock acquired by the employee stock ownership plan is shown in this table as a reduction of total stockholders’ equity.

(6)

Assumes a number of shares of common stock equal to 4% of the shares of common stock to be sold in the offering will be purchased for grant by one or more stock-based benefit plans. The funds to be used by such plans to purchase the shares will be provided by Magyar Bancorp. The dollar amount of common stock to be purchased is based on the $10.00 per share purchase price in the offering and represents unearned compensation. This amount does not reflect possible increases or decreases in the value of common stock relative to the purchase price in the offering. Magyar Bancorp will accrue compensation expense to reflect the vesting of shares pursuant to such stock-based benefit plans and will credit capital in an amount equal to the charge to operations. Implementation of such plans will require stockholder approval.

PRO FORMA DATA

The following tables summarize historical and pro forma data of Magyar Bancorp at and for the quarter ended December 31, 2020 and at and for the year ended September 30, 2020. This information is based on assumptions set forth below and in the tables, and should not be used as a basis for projections of market value of the shares of common stock following the conversion and offering.

The net proceeds are based upon the following assumptions:

(i)	all of the shares of common stock will be sold in the subscription and community offerings;

(ii)

our employee stock ownership plan will purchase 8% of the shares of common stock sold in the offering with a loan from Magyar Bancorp. The loan will be repaid in substantially equal payments of principal and interest (at the prime rate of interest) over 30 years. Interest income that we earn on the loan will offset the interest paid by Magyar Bank. The effect on earnings for the employee stock ownership plan is the cost of amortizing the loan over 30 years, net of historical expense for the period;

(iii)	we will pay KBW a success fee of approximately $480,000; and

(iv)	total expenses of the offering, other than the success fees and commissions to be paid to KBW and other broker-dealers, will be $1.055 million.

In addition, the expenses of the offering may vary from those estimated, and the fees paid to KBW will vary from the amounts estimated if the amount of shares of Magyar Bancorp common stock sold varies from the amounts assumed above or if any shares are sold in the syndicated community offering.

We calculated pro forma consolidated net income for each period as if the estimated net proceeds we received had been invested at the beginning of the period at an assumed interest rate of 0.36% (0.25% on an after-tax basis). This represents the yield on the five-year U.S. Treasury Note at December 31, 2020, which, in light of current market interest rates, we consider to more accurately reflect the pro forma reinvestment rate than the arithmetic average of the weighted average yield earned on our interest earning assets and the weighted average rate paid on our deposits, which is the reinvestment rate federal regulations require that we assume in presenting pro forma data.

We further believe that the reinvestment rate is factually supportable because:

•	the yield on the U.S. Treasury Note can be determined and/or estimated from third-party sources; and

•	we believe that U.S. Treasury securities are not subject to credit losses due to a U.S. Government guarantee of payment of principal and interest.

We calculated historical and pro forma per share amounts by dividing historical and pro forma amounts of consolidated net income and stockholders’ equity by the indicated number of shares of common stock. For pro forma earnings per share calculations, we adjusted these figures to give effect to the shares of common stock purchased by the employee stock ownership plan. We computed per share amounts as if the shares of common stock were outstanding at the beginning of the period, but we did not adjust per share historical or pro forma stockholders’ equity to reflect the earnings on the estimated net proceeds.

The pro forma data gives effect to the implementation of one or more stock-based benefit plans. We have assumed that stock-based benefit plans will reserve for restricted stock awards a number of shares of common stock equal to 4% of the shares of common stock sold in the offering at the same price for which they were sold in the offering. We have assumed that awards of common stock granted under such plans vest over a five-year period.

We also have assumed that options will be granted under stock-based benefit plans to acquire shares of common stock equal to 10% of the shares of common stock sold in the offering. In preparing the tables below, we assumed that stockholder approval was obtained, that the exercise price of the stock options and the market price of the stock at the date of grant were $10.00 per share and that the stock options had a term of ten years and vested over five years. We applied the Black-Scholes option pricing model to estimate a grant-date fair value of $3.17 for each option.

We may grant options and award shares of common stock under one or more stock-based benefit plans in excess of 10% and 4%, respectively, of the shares of common stock sold in the offering and that vest sooner than over a five-year period if the stock-based benefit plans are adopted more than 12 months following the completion of the offering.

As discussed under “How We Intend to Use the Proceeds from the Offering,” we intend to contribute 50% of the net proceeds from the offering to Magyar Bank, and we will retain the remainder of the net proceeds from the offering. We will use a portion of the proceeds we retain to fund a loan to the employee stock ownership plan and retain the rest of the proceeds for future use.

The pro forma data does not give effect to:

•	withdrawals from deposit accounts to purchase shares of common stock in the offering;

•	our results of operations after the offering; or

•	changes in the market price of the shares of common stock after the offering.

The following pro forma data may not be representative of the financial effects of the offering at the date on which the offering actually occurs, and should not be taken as indicative of future results of operations. Pro forma consolidated stockholders’ equity represents the difference between the stated amounts of our assets and liabilities. The pro forma stockholders’ equity is not intended to represent the fair market value of the shares of common stock and may be different than the amounts that would be available for distribution to stockholders if we liquidated. Moreover, pro forma stockholders’ equity per share does not give effect to the liquidation accounts to be established in the conversion or, in the unlikely event of a liquidation of Magyar Bank, to the tax effect of the recapture of the bad debt reserve. See “Proposal 1 – Approval of the Plan of Conversion and Reorganization – Liquidation Rights.”

At or for the Quarter Ended December 31, 2020 Based upon the Sale at $10.00 Per Share of:
2,890,000 Shares	3,400,000 Shares	3,910,000 Shares
(Dollars in thousands, except per share amounts)
Gross proceeds of offering	$28,900	$34,000	$39,100
Market value of shares issued in the exchange	23,564	27,722	31,881

Pro forma market capitalization	$52,464	$61,722	$70,981

Gross proceeds of offering	$28,900	$34,000	$39,100
Expenses	(1,500)	(1,500)	(1,535)

Estimated net proceeds	27,400	32,500	37,565
Common stock purchased by employee stock ownership plan	(2,312)	(2,720)	(3,128)
Common stock purchased by stock-based benefit plans	(1,156)	(1,360)	(1,564)

Estimated net proceeds, as adjusted	$23,932	$28,420	$32,873

For the Quarter Ended December 31, 2020
Consolidated net earnings:
Historical	$1,337	$1,337	$1,337
Income on adjusted net proceeds	15	18	21
Income on mutual holding company asset contribution	—	—	—
Employee stock ownership plan (1)	(14)	(16)	(18)
Stock awards (2)	(41)	(48)	(55)
Stock options (3)	(42)	(50)	(57)

Pro forma net income	$1,256	$1,241	$1,227

Earnings per share (4):
Historical	$0.27	$0.23	$0.20
Income on adjusted net proceeds	—	—	—
Income on mutual holding company asset contribution	—	—	—
Employee stock ownership plan (1)	—	—	—
Stock awards (2)	(0.01)	(0.01)	(0.01)
Stock options (3)	(0.01)	(0.01)	(0.01)

Pro forma earnings per share (4)	$0.25	$0.21	$0.18

Offering price to pro forma net earnings per share	10.00	x	11.90	x	13.89	x
Number of shares used in earnings per share calculations	5,017,126	5,902,501	6,787,877

At December 31, 2020
Stockholders’ equity:
Historical	$58,201	$58,201	$58,201
Estimated net proceeds	27,400	32,500	37,565
Equity increase from mutual holding company	10	10	10
Common stock acquired by employee stock ownership plan (1)	(2,312)	(2,720)	(3,128)
Common stock acquired by stock-based benefit plans (2)	(1,156)	(1,360)	(1,564)

Pro forma stockholders’ equity (5)	$82,143	$86,631	$91,084

Pro forma tangible stockholders’ equity (5)	$82,143	$86,631	$91,084

Stockholders’ equity per share (6):
Historical combined	$11.10	$9.43	$8.19
Estimated net proceeds	5.22	5.27	5.29
Equity increase from mutual holding company	—	—	0.01
Common stock acquired by employee stock ownership plan (1)	(0.44)	(0.44)	(0.44)
Common stock acquired by stock-based benefit plans (2)	(0.22)	(0.22)	(0.22)

Pro forma stockholders’ equity per share (5) (6)	$15.66	$14.04	$12.83

Pro forma tangible stockholders’ equity per share (5) (6)	$15.66	$14.04	$12.83

Offering price as percentage of pro forma stockholders’ equity per share	63.86%	71.23%	77.94%
Offering price as percentage of pro forma tangible stockholders’ equity per share	63.86%	71.23%	77.94%
Number of shares outstanding for pro forma book value per share calculations	5,246,399	6,172,234	7,098,070

At or for the Year Ended September 30, 2020 Based upon the Sale at $10.00 Per Share of:
2,890,000 Shares	3,400,000 Shares	3,910,000 Shares
(Dollars in thousands, except per share amounts)
Gross proceeds of offering	$28,900	$34,000	$39,100
Market value of shares issued in the exchange	23,564	27,722	31,881

Pro forma market capitalization	$52,464	$61,722	$70,981

Gross proceeds of offering	$28,900	$34,000	$39,100
Expenses	(1,500)	(1,500)	(1,535)

Estimated net proceeds	27,400	32,500	37,565
Common stock purchased by employee stock ownership plan	(2,312)	(2,720)	(3,128)
Common stock purchased by stock-based benefit plans	(1,156)	(1,360)	(1,564)

Estimated net proceeds, as adjusted	$23,932	$28,420	$32,873

For the Year Ended September 30, 2020
Consolidated net earnings:
Historical	$2,190	$2,190	$2,190
Income on adjusted net proceeds	61	72	83
Income on mutual holding company asset contribution	—	—	—
Employee stock ownership plan (1)	(54)	(64)	(74)
Stock awards (2)	(163)	(192)	(221)
Stock options (3)	(170)	(200)	(230)

Pro forma net income	$1,864	$1,807	$1,750

Earnings per share (4):
Historical	$0.43	$0.37	$0.32
Income on adjusted net proceeds	0.01	0.01	0.01
Income on mutual holding company asset contribution	—	—	—
Employee stock ownership plan (1)	(0.01)	(0.01)	(0.01)
Stock awards (2)	(0.03)	(0.03)	(0.03)
Stock options (3)	(0.03)	(0.03)	(0.03)

Pro forma earnings per share (4)	$0.37	$0.31	$0.26

Offering price to pro forma net earnings per share	27.03	x	32.26	x	38.46	x
Number of shares used in earnings per share calculations	5,022,906	5,909,301	6,795,697

At September 30, 2020
Stockholders’ equity:
Historical	$56,850	$56,850	$56,850
Estimated net proceeds	27,400	32,500	37,565
Equity increase from mutual holding company	10	10	10
Common stock acquired by employee stock ownership plan (1)	(2,312)	(2,720)	(3,128)
Common stock acquired by stock-based benefit plans (2)	(1,156)	(1,360)	(1,564)

Pro forma stockholders’ equity (5)	$80,792	$85,280	$89,733

Pro forma tangible stockholders’ equity (5)	$80,792	$85,280	$89,733

Stockholders’ equity per share (6):
Historical combined	$(19.96)	$(18.43)	$(17.27)
Estimated net proceeds	5.22	5.27	5.29
Equity increase from mutual holding company	—	—	—
Common stock acquired by employee stock ownership plan (1)	(0.44)	(0.44)	(0.44)
Common stock acquired by stock-based benefit plans (2)	(0.22)	(0.22)	(0.22)

Pro forma stockholders’ equity per share (5) (6)	$15.40	$13.82	$12.64

Pro forma tangible stockholders’ equity per share (5) (6)	$15.40	$13.82	$12.64

Offering price as percentage of pro forma stockholders’ equity per share	64.94%	72.36%	79.11%
Offering price as percentage of pro forma tangible stockholders’ equity per share	64.94%	72.36%	79.11%
Number of shares outstanding for pro forma book value per share calculations	5,246,399	6,172,234	7,098,070

(1)

Assumes that 8% of the shares of common stock sold in the offering will be purchased by the employee stock ownership plan. For purposes of these tables, the funds used to acquire these shares are assumed to have been borrowed by the employee stock ownership plan from Magyar Bancorp. Magyar Bank intends to make annual contributions to the employee stock ownership plan in an amount at least equal to the required principal and interest payments on the debt. Magyar Bank’s total annual payments on the employee stock ownership plan debt are based upon 30 equal annual installments of principal and interest. Financial Accounting Standards Board Accounting Standards Codification (“ASC”) 718-40, “Compensation – Stock Compensation – Employee Stock Ownership Plans” (“ASC 718-40”) requires that an employer record compensation expense in an amount equal to the fair value of the shares committed to be released to employees. The pro forma adjustments assume that the employee stock ownership plan shares are allocated in equal annual installments based on the number of loan repayment installments assumed to be paid by Magyar Bank, the fair value of the common stock remains equal to the subscription price and the employee stock ownership plan expense reflects an effective combined federal and state tax rate of 29.5%. The unallocated employee stock ownership plan shares are reflected as a reduction of stockholders’ equity. No reinvestment is assumed on proceeds contributed to fund the employee stock ownership plan. The pro forma net income further assumes that 1,927, 2,267 and 2,607 shares were committed to be released during the quarter ended December 31, 2020 at the minimum, midpoint and maximum of the offering range, respectively, 7,707, 9,067 and 10,427 shares were committed to be released during the year ended September 30, 2020 at the minimum, midpoint and maximum of the offering range, respectively, and in accordance with ASC 718-40, only the employee stock ownership plan shares committed to be released during the period were considered outstanding for net income per share calculations.

(2)

Assumes that one or more stock-based benefit plans reserve an aggregate number of shares of common stock equal to 4% of the shares to be sold in the offering. Stockholder approval of the plans and purchases by the plans may not occur earlier than six months after the completion of the conversion. The shares may be acquired directly from Magyar Bancorp or through open market purchases. Shares in the stock-based benefit plans are assumed to vest over a period of five years. The funds to be used to purchase the shares will be provided by Magyar Bancorp. The tables assume that (i) the stock-based benefit plan acquires the shares through open market purchases at $10.00 per share, (ii) 5% of the amount contributed to the plan is amortized as an expense during the quarter ended December 31, 2020 (iii) 20% of the amount contributed to the plan is amortized as an expense during the year ended September 30, 2020, and (iv) the plan expense reflects an effective combined federal and state tax rate of 29.5%. Assuming stockholder approval of the stock-based benefit plans and that shares of common stock (equal to 4% of the shares sold in the offering) are awarded through the use of authorized but unissued shares of common stock, stockholders would have their ownership and voting interests diluted by approximately 2.16%.

(3)

Assumes that options are granted under one or more stock-based benefit plans to acquire an aggregate number of shares of common stock equal to 10% of the shares to be sold in the offering. Stockholder approval of the plans may not occur earlier than six months after the completion of the conversion. In calculating the pro forma effect of the stock-based benefit plans, it is assumed that the exercise price of the stock options and the trading price of the common stock at the date of grant were both $10.00 per share, the estimated grant-date fair value determined using the Black-Scholes option pricing model was $3.17 for each option and that the aggregate grant-date fair value of the stock options was amortized to expense on a straight-line basis over a five-year vesting period of the options using an effective combined federal and state tax rate of 29.5%. The actual expense will be determined by the grant-date fair value of the options, which will depend on a number of factors, including the valuation assumptions used and the option pricing model ultimately adopted. Under the above assumptions, the adoption of the stock-based benefit plans will result in no additional shares under the treasury stock method for calculating earnings per share. There can be no assurance that the actual exercise price of the stock options will be equal to the $10.00 price per share. If a portion of the shares used to satisfy the exercise of options comes from authorized but unissued shares, our net income per share and stockholders’ equity per share would decrease. The issuance of authorized but unissued shares of common stock pursuant to the exercise of options under such plan would dilute stockholders’ ownership and voting interests by approximately 5.22%.

(4)

Per share figures include publicly held shares of Magyar Bancorp common stock that will be issued in exchange for shares of Magyar Bancorp common stock in the conversion. See “Proposal 1 – Approval of the Plan of Conversion and Reorganization – Share Exchange Ratio for Current Stockholders.” Net income per share computations are determined by taking the number of shares assumed to be sold in the offering and the number of new shares assumed to be issued in exchange for publicly held shares and, in accordance with ASC 718-40, subtracting the employee stock ownership plan shares that have not been committed for release during the period. See footnote 2, above. The number of shares of common stock actually sold and the corresponding number of exchange shares may be more or less than the assumed amounts.

(5)

The retained earnings of Magyar Bank will be substantially restricted after the conversion. See “Our Dividend Policy,” “The Conversion and Offering – Liquidation Rights” and “Supervision and Regulation.”

(6)

Per share figures include publicly held shares of Magyar Bancorp common stock that will be issued in exchange for shares of Magyar Bancorp common stock in the conversion. Stockholders’ equity per share calculations are based upon the sum of (i) the number of shares assumed to be sold in the offering and (ii) shares to be issued in exchange for publicly held shares at the minimum, midpoint and maximum of the offering range, respectively. The exchange shares reflect an exchange ratio of 0.9027, 1.0620 and 1.2213 at the minimum, midpoint and maximum of the offering range, respectively. The number of shares actually sold, and the corresponding number of exchange shares may be more or less than the assumed amounts.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

This discussion and analysis reflects our consolidated financial statements and other relevant statistical data, and is intended to enhance your understanding of our financial condition and results of operations. The information at and for the fiscal years ended September 30, 2020 and 2019 is derived in part from the audited consolidated financial statements that appear elsewhere in this proxy statement/prospectus. The information at and for the quarters ended December 31, 2020 and 2019 is unaudited. You should read the information in this section in conjunction with the other business and financial information contained in this proxy statement/prospectus, including the consolidated financial statements and related notes of Magyar Bancorp provided elsewhere in this proxy statement/prospectus.

Overview

Magyar Bancorp is a Delaware-chartered stock holding company whose most significant business activity is ownership of 100% of the common stock of Magyar Bank. We are currently a mid-tier holding company with 55.1% of our common stock owned by Magyar Bancorp, MHC and the remaining 44.9% of our common stock owned by public stockholders. Upon consummation of the conversion and offering, Magyar Bancorp, MHC will cease to exist and 100% of our common stock will be owned by public stockholders and we will continue to own 100% of the common stock of Magyar Bank.

Magyar Bank’s principal business is attracting retail deposits from the general public and investing those deposits, together with funds generated from operations, principal repayments on loans and securities and borrowed funds, into one-to four-family residential mortgage loans, multifamily and commercial real estate mortgage loans, home equity loans and lines of credit, commercial business loans and construction loans. Our results of operations depend primarily on our net interest income which is the difference between the interest we earn on our interest-earning assets and the interest we pay on our interest-bearing liabilities. Our net interest income is primarily affected by the market interest rate environment, the shape of the U.S. Treasury yield curve, the timing of the placement of interest-earning assets and interest-bearing liabilities, and the prepayment rate on our mortgage-related assets. Other factors that may affect our results of operations are general and local economic and competitive conditions, government policies and actions of regulatory authorities.

At December 31, 2020, we had total assets of $741.8 million, $598.5 million of net loans, $52.1 million of cash and cash equivalents, total deposits of $612.1 million and total stockholders’ equity of $58.2 million.

We had net income of $1.3 million for the quarter ended December 31, 2020. Net income decreased $806,000, or 26.9%, to $2.2 million for the year ended September 30, 2020 compared with net income of $3.0 million for the year ended September 30, 2019. The decrease in net income between the twelve-month periods was primarily attributable to higher provisions for loan losses, which increased $998,000 and lower other non-interest income, which decreased $420,000, both of which were primarily attributable to the COVID-19 pandemic.

Throughout 2021, we expect to continue increasing our commercial real estate and commercial business loans while managing non-interest expenses in order to increase profitability.

Impact of COVID-19 Outbreak

The extraordinary impact of the COVID-19 pandemic has created an unprecedented environment for consumers and businesses alike. To protect our employees and customers from potential exposure to the virus, all Magyar Bank lobbies continue to observe best practice protocols to limit exposure and/or spread of the virus.

To assist our loan customers, Magyar Bank has offered loan payment deferrals to borrowers unable to make their contractual payments due to COVID-19. Deferral requests are considered on a case-by-case basis and are initially approved for a three-month period for principal and interest payments or for interest-only payments depending on the borrower’s circumstances. An additional three-month period is available for businesses that remain unable to operate and for consumers unable to make their mortgage or home equity payments due to COVID-19. Additional deferrals will be considered for businesses experiencing a prolonged impact from the COVID-19 pandemic, such as the accommodation and food service industries. At December 31, 2020, Magyar Bank had 33 loans totaling $23.2 million to businesses in the accommodations and food services industries. Magyar Bank’s loan portfolio does not have a significant exposure to the travel or entertainment industry.

Through December 31, 2020, we had modified 284 loans aggregating $150.9 million for the deferral of principal and/or interest payments. Of these loans, at December 31, 2020, 258 loans aggregating $134.9 million had resumed making their contractual loan payments, 15 loans totaling $7.2 million had paid off (including their deferred payments), nine loans totaling $7.3 million were currently deferred, and two loans totaling $1.5 million were past their deferral period and delinquent. Of the two delinquent loans, one commercial business loan totaling $1.4 million was delinquent more than 90 days at December 31, 2020 and one residential loan totaling $113,000 was delinquent 30 days at December 31, 2020. Details with respect to loan modifications as of December 31, 2020 are as follows:

Loan Type	Number of Loans	Balance	Weighted Average Interest Rate
	(Dollars in thousands)
One- to four-family residential real estate (1)	89	$23,184	4.06%
Commercial real estate	139	109,953	4.72%
Construction	4	2,630	3.77%
Home equity lines of credit	8	1,238	4.24%
Commercial business	29	6,738	4.06%

Total	269	$143,743	4.56%

(1)	Includes home equity loans.

Magyar Bank participated in the PPP to provide liquidity using the SBA platform to small businesses and self-employed individuals to maintain their staff and operations through the COVID-19 pandemic. This liquidity is in the form of a loan, 100% guaranteed by the SBA, that is forgivable provided the funds are used on qualifying payroll costs, and to a lesser extent, rent, utilities and interest on qualifying mortgage payments. The loans bear a fixed rate of 1.0% and loan payments are deferred for the first 10 months following the covered period, which is eight to twenty-four weeks following the date the loan is made. We originated 350 “First Draw” loans totaling $56.0 million through December 31, 2020 for which we received $2.0 million in origination fees from the SBA. These fees are being amortized over the expected life of the loans, which is two years for loans originated prior to June 4, 2020 and five years for loans originated June 5, 2020 or later. Through December 31, 2020, 48 loans totaling $10.0 million had been forgiven by the SBA.

On December 27, 2020 the Economic Aid Act was signed into law. The Economic Aid Act allocated an additional $284.5 billion in funds for the PPP, expanded the eligible expenditures for which a business could use PPP proceeds, and provided for a simplified forgiveness application for PPP loans of $150,000 or less. The Economic Aid Act also provided the SBA with the authority to guarantee Second Draw PPP loans, under generally the same terms and conditions available under the First Draw program, through March 31, 2021. In order to qualify for a Second Draw PPP loan, an applicant must have experienced a revenue reduction of at least 25% in 2020 relative to 2019. We are participating in the second round of PPP and expect to provide Second Draw PPP loans to our eligible customers.

The Federal Reserve Board created the PPPLF to facilitate lending by eligible financial institutions to small businesses under the PPP. Under the PPPLF, the Federal Reserve Bank of New York provided advances with a fixed interest rate of 0.35% to Magyar Bank on a non-recourse basis, taking PPP loans as collateral. In addition, the FDIC allows Magyar Bank to neutralize the effect of PPP loans financed under the PPPLF on Tier 1 leverage capital ratios. The Bank funded its PPP loans with $36.9 million in PPPLF, $29.8 million of which was outstanding at December 31, 2020.

The health of the banking industry is highly correlated with that of the economy. The temporary and/or partial closures of non-essential businesses in our local and national economies increases the likelihood of recession, which typically results in an increased level of credit losses. Accordingly, our provisions for loan losses have increased and will be closely monitored throughout the pandemic. In addition to utilizing quantitative loss factors, we consider qualitative factors, such as changes in underwriting policies, current economic conditions, delinquency statistics, the adequacy of the underlying collateral, and the financial strength of the borrower. The impact of the

COVID-19 pandemic on the performance of our loan portfolio in future quarters is unknown, however all of these factors are likely to be affected by the COVID-19 pandemic.

Business Strategy

Our current business strategy consists of the following:

•

Continue to grow our loan portfolio prudently and further diversify our loan portfolio. Our loan portfolio has increased to $607.0 million at December 31, 2020 compared to $523.0 million at September 30, 2019 and $512.5 million at September 30, 2018. In recent years, consistent with our business strategy, our biggest areas of loan growth have been in commercial real estate, which increased $41.0 million, or 18.7%, from September 30, 2018 to December 31, 2020, and in commercial business loans, which increased $37.9 million, or 71.1%, from September 30, 2018 to December 31, 2020. Included in the December 31, 2020 balance of commercial business loans was $46.0 million of loans originated through the PPP. We intend to continue to grow our loan portfolio, with a focus primarily on commercial real estate and to a lesser extent commercial business lending. Although we will continue to emphasize the origination of one-to four-family residential mortgage loans, we expect our continued emphasis on commercial real estate and commercial business lending will result in the continued diversification of our loan portfolio with a lower concentration in one-to four-family residential real estate loans.

•

Continue to support our customers and our local community. During the COVID-19 pandemic, as we have done during prior economic downturns, we are taking actions to support our customers and our local communities. For example, during the year ended September 30, 2020, we originated $56.0 million of small business loans under the PPP, created by the CARES Act, which was signed into law in March 2020. As a result of our participation in the PPP, in addition to the loans originated, at December 31, 2020, we had 114 new business customers through the PPP with an aggregate balance of $14.0 million in core deposits and we believe we will retain a significant number of these customers. Furthermore, in response to the COVID-19 pandemic, we have implemented protocols and processes to help protect our employees, customers and communities, including leveraging our business continuity plans and capabilities that include critical operations teams being divided and dispersed to separate locations and, when possible, having employees work from home, while remaining open in all branch locations. In addition, we participated in the Federal Home Loan Bank of New York’s Covid-19 Small Business Recovery Grant Program and distributed $100,000 to local business and non-profits in our community. Our commitment to the communities we serve has resulted in Magyar Bank receiving rating of “Outstanding” from the FDIC for our compliance with the Community Reinvestment Act on five consecutive examinations by the FDIC. An “Outstanding” rating is considered a benchmark for a bank’s level of care and concern for the communities it serves. Additionally, each year we support over 100 organizations through corporate donations and employees volunteering their time. Prior to the COVID-19 pandemic, our employees frequently attended events around the community, from serving meals at local soup kitchens, to providing financial education seminars and preparing first-time homebuyers in achieving homeownership. We still engage in these types of activities in a virtual format, and once the restrictions are lifted, we expect to continue to be an active civic leader in our communities through these types of engagements.

•

Focus on Technological Innovation. In recent years, we have increased our focus on utilizing technology to provide our customers with the most convenient and secure delivery platforms as well as improving our efficiency. We believe that recent technological improvements to our online banking and mobile application services were a critical element in allowing our customers to migrate to these delivery channels during the COVID-19 pandemic, and enabling them to safely conduct most of their banking transactions remotely. Our mobile applications allow customers to make deposits with their phones, as well as providing remote capture deposit functions for our business customers. Additionally, the addition of the Zelle online person-to-person payment feature has facilitated our customers’ ability to pay their friends and family members through a secure virtual platform. We intend to continue to utilize technology to improve our customers’

banking experience and improve our efficiency. Looking ahead, technological improvements we are researching include cash recyclers for branches to reduce the time it takes to complete transactions in the branch, an online deposit application that would allow customers to open accounts remotely, and a mobile application for business accounts. We believe that our current and prospective technological enhancements will not only improve our customers’ banking experience but also will improve our efficiency and thereby ultimately reduce operating expenses.

•

Continue to grow our core deposits. We consider our core deposits to include demand accounts, savings accounts, negotiable orders of withdrawal (NOW) and money market accounts. We will continue our efforts to increase our core deposits to provide a stable source of funds to support loan growth at costs consistent with improving our interest rate spread and net interest margin. Core deposits also help us maintain loan-to-deposit ratios at levels consistent with regulatory expectations. Such deposits totaled $493.3 million, or 80.6% of total deposits, as of December 31, 2020, compared to $399.8 million, or 75.4% of total deposits, as of September 30, 2018. Core deposits have also increased as we have held the proceeds of PPP loans originated to customers and deposited with Magyar Bank, including $14.0 million of deposits from 114 new customers of Magyar Bank at December 31, 2020 as a result of the PPP. While we expect some of these deposits to decrease as businesses utilize the PPP loan proceeds, we will focus on retaining as many of these new customer relationships as possible. We intend to continue to emphasize the aggregation of core deposits by incentivizing lenders to increase loan customer deposits and continuing to provide innovative products to our customers.

•

Continue to manage credit risk to maintain a low level of non-performing assets. We believe strong asset quality remains a key to our long-term financial success and is important in supporting our intended loan growth. Managing credit risk also reduces the provisions we require to maintain our allowance for loan losses, which enables us to use additional funds to support sales and marketing initiatives as well as invest in information technology systems customarily associated with a larger financial institution. Our total non-performing assets to total assets ratio was 1.63% at December 31, 2020 and 2.29% at September 30, 2019. Our strategy for credit risk management continues to focus on having an experienced team of credit professionals, well-defined policies and procedures, appropriate loan underwriting criteria and active credit monitoring. This includes enhanced loan monitoring of higher risk portfolio segments, higher risk individual loans and larger relationships within the portfolio, and more frequent loan grade review. We will also continue more frequent communication with large borrowers and borrowers within pandemic-affected segments, such as the hospitality and restaurant industries, and we will further continue obtaining interim financial statements, when available, and monitoring past due loans, as well as loans that were deferred as a result of COVID-19 hardships and that are required to resume normal monthly payments. Furthermore, given the uncertainty surrounding the length and severity of the COVID-19 pandemic, management has established and will continue to use enhanced underwriting criteria for all loan types, with a particular focus on portfolio segments identified as having elevated risk.

Summary of Significant Accounting Policies

The discussion and analysis of the financial condition and results of operations are based on our consolidated financial statements, which are prepared in conformity with U.S. GAAP. The preparation of these consolidated financial statements requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of income and expenses. We consider the accounting policies discussed below to be significant accounting policies. The estimates and assumptions that we use are based on historical experience and various other factors and are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions, resulting in a change that could have a material impact on the carrying value of our assets and liabilities and our results of operations.

The following represent our significant accounting policies:

Allowance for Loan Losses. The allowance for loan losses is the amount estimated by management as necessary to cover credit losses in the loan portfolio both probable and reasonably estimable at the balance sheet date. The allowance is established through the provision for loan losses which is charged against income. In determining the allowance for loan losses, management makes significant estimates and has identified this policy as one of our most critical. Due to the high degree of judgment involved, the subjectivity of the assumptions utilized and the potential for changes in the economic environment that could result in changes to the amount of the recorded allowance for loan losses, the methodology for determining the allowance for loan losses is considered a critical accounting policy by management.

As a substantial amount of our loan portfolio is collateralized by real estate, appraisals of the underlying value of property securing loans and discounted cash flow valuations of properties are critical in determining the amount of the allowance required for specific loans. Assumptions for appraisals and discounted cash flow valuations are instrumental in determining the value of properties. Overly optimistic assumptions or negative changes to assumptions could significantly affect the valuation of a property securing a loan and the related allowance determined. The assumptions supporting such appraisals and discounted cash flow valuations are carefully reviewed by management to determine that the resulting values reasonably reflect amounts realizable on the related loans.

Management performs a quarterly evaluation of the adequacy of the allowance for loan losses. We consider a variety of factors in establishing this estimate including, but not limited to, current economic conditions, delinquency statistics, geographic and industry concentrations, the adequacy of the underlying collateral, the financial strength of the borrower, results of internal loan reviews and other relevant factors. This evaluation is inherently subjective as it requires material estimates by management that may be susceptible to significant change based on changes in economic and real estate market conditions.

The evaluation has a specific and general component. The specific component relates to loans that are delinquent or otherwise identified as impaired through the application of our loan review process and our loan grading system. All such loans are evaluated individually, with principal consideration given to the value of the collateral securing the loan and discounted cash flows. Specific impairment allowances are established as required by this analysis. The general component is determined by segregating the remaining loans by type of loan, risk weighting (if applicable) and payment history. We also analyze historical loss experience, delinquency trends, general economic conditions and geographic and industry concentrations. This analysis establishes factors that are applied to the loan groups to determine the amount of the general component of the allowance for loan losses.

Actual loan losses may be significantly greater than the allowances we have established, which could have a material negative effect on our financial results.

Other Real Estate Owned. Real estate acquired through foreclosure, or a deed-in-lieu of foreclosure, is recorded at fair value less estimated selling costs at the date of acquisition or transfer, and subsequently at the lower of its new cost or fair value less estimated selling costs. Adjustments to the carrying value at the date of acquisition or transfer are charged to the allowance for loan losses. The carrying value of the individual properties is subsequently adjusted to the extent it exceeds estimated fair value less estimated selling costs, at which time a provision for losses on such real estate is charged to operations.

Appraisals are critical in determining the fair value of the other real estate owned amount. Assumptions for appraisals are instrumental in determining the value of properties. Overly optimistic assumptions or negative changes to assumptions could significantly affect the valuation of a property. The assumptions supporting such appraisals are carefully reviewed by management to determine that the resulting values reasonably reflect amounts realizable.

Investment Securities. If the fair value of a security is less than its amortized cost, the security is deemed to be impaired. Management evaluates all securities with unrealized losses quarterly to determine if such impairments are “temporary” or “other-than-temporary” in accordance with applicable accounting guidance. We account for temporary impairments based upon security classification as either available-for-sale, held-to-maturity, or trading. Temporary impairments on “available-for-sale” securities are recognized, on a tax-effected basis, through accumulated other comprehensive income (“AOCI”) with offsetting entries adjusting the carrying value of the security and the balance of deferred taxes. Conversely, we do not adjust the carrying value of “held-to-maturity” securities for temporary impairments, although information concerning the amount and duration of impairments on held to maturity securities is generally disclosed in periodic financial statements. The carrying value of securities held in a trading portfolio is adjusted to their fair value through earnings on a daily basis. However, we maintained no securities in trading portfolios at or during the quarter ended December 31, 2020 or the fiscal year ended September 30, 2020.

We account for other-than-temporary impairments based upon several considerations. First, other-than-temporary impairments on securities that we have decided to sell as of the close of a fiscal period, or will, more likely than not, be required to sell prior to the full recovery of their fair value to a level equal to their amortized cost, are recognized in operations. If neither of these criteria apply, then the other-than-temporary impairment is separated into credit-related and noncredit-related components. The credit-related impairment generally represents the amount by which the present value of the cash flows that are expected to be collected on an other-than-temporarily impaired security fall below its amortized cost while the noncredit-related component represents the remaining portion of the impairment not otherwise designated as credit-related. We recognize credit-related, other-than-temporary impairments in earnings, while noncredit-related, other-than-temporary impairments on debt securities are recognized, net of deferred taxes, in AOCI. Management did not account for any other-than-temporary impairments at or during the quarter ended December 31, 2020 or the fiscal year ended September 30, 2020.

Fair Value. We use fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. Our securities available-for-sale are recorded at fair value on a recurring basis. Additionally, from time to time, we may be required to record at fair value other assets or liabilities on a non-recurring basis, such as held-to-maturity securities, mortgage servicing rights, loans receivable and other real estate owned. These non-recurring fair value adjustments involve the application of lower-of-cost-or-market accounting or write-downs of individual assets.

In accordance with ASC 820, Fair Value Measurements and Disclosures, we group our assets and liabilities at fair value in three levels, based on the markets in which the assets are traded and the reliability of the assumptions used to determine fair value. We base our fair values on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 requires us to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Deferred Income Taxes. We record income taxes using the asset and liability method. Accordingly, deferred tax assets and liabilities: (i) are recognized for the expected future tax consequences of events that have been recognized in the financial statements or tax returns; (ii) are attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases; and (iii) are measured using enacted tax rates expected to apply in the years when those temporary differences are expected to be recovered or settled.

Where applicable, deferred tax assets are reduced by a valuation allowance for any portions determined not likely to be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period of enactment. The valuation allowance is adjusted, by a charge or credit to income tax expense, as changes in facts and circumstances warrant.

Comparison of Financial Condition at December 31, 2020 and September 30, 2020

Total Assets. Total assets decreased $12.2 million, or 1.6%, to $741.8 million at December 31, 2020 from $754.0 million at September 30, 2020. The decrease was primarily attributable to decreases in cash and interest-earning deposits and loans receivable, net of allowance for loan losses, partially offset by an increase in balances of investment securities.

Cash and Cash Equivalents. Cash and interest-earning deposits with banks decreased $9.7 million, or 15.6%, to $52.1 million at December 31, 2020 from $61.7 million at September 30, 2020, The decrease resulted primarily from the repayment of maturing borrowed funds and brokered deposits during the three months ended December 31, 2020.

Total Loans. Total loans receivable decreased $4.2 million, or 0.7%, to $607.0 million at December 31, 2020 from $611.2 million at September 30, 2020. At December 31, 2020 our loans were comprised of the following: $260.3 million, or 42.9% of our total loan portfolio, in commercial real estate loans; $208.4 million, or 34.3% of our total loan portfolio, in one-to four-family residential mortgage loans; $91.2 million, or 15.0% of our total loan portfolio, in commercial business loans; $23.4 million, or 3.9% of our total loan portfolio, in construction loans; $19.8 million, or 3.3% of our total loan portfolio, in home equity lines of credit and $3.9 million, or 0.6% of our total loan portfolio, in other loans. Included with the commercial business loans were $46.0 million in PPP loans. The decrease in total loans receivable at December 31, 2020 occurred in commercial business loans, which decreased $9.8 million (PPP loans declined $10.0 million), construction loans, which decreased $4.8 million, one-to four-family residential mortgage loans (including home equity lines of credit), which decreased $1.5 million, and other loans, which decreased $320,000. Partially offsetting these decreases were commercial real estate loans, which increased $12.2 million during the quarter.

Total non-performing loans increased $309,000, or 3.2%, to $10.0 million at December 31, 2020 from $9.7 million at September 30, 2020. The increase was attributable to the addition of four loans totaling $1.4 million, partially offset by three payoffs totaling $830,000 and the restructure of one loan totaling $218,000. Due to the COVID-19 pandemic, foreclosures of collateral securing one- to four-family residential mortgage loans have been temporarily suspended while the foreclosure proceedings of commercial real estate are expected to slow significantly as court hearings have been postponed until further notice.

The ratio of non-performing loans to total loans increased to 1.65% at December 31, 2020 from 1.59% at September 30, 2020. At December 31, 2020, included in the non-performing loan totals were nine commercial loans totaling $3.1 million, two construction loan totaling $4.6 million, two commercial business loans totaling $1.4 million and three one- to four-family residential mortgage loans totaling $944,000. During the quarter ended December 31, 2020, there were no charge-offs and there were $90,000 in recoveries of previously charged-off non-performing loans.

Allowance for loan losses increased to $7.1 million at December 31, 2020 from $6.4 million at September 30, 2020, an increase of $730,000. The increase was attributable to $640,000 in provision for loan losses and $90,000 in recoveries from loans previously charged off. The increased provision for loan losses, compared to a provision of $210,000 for the quarter ended December 31, 2019, resulted from higher adjustments to our historical loan losses due to the prolonged economic impact of the COVID-19 pandemic on our consumer and business loan portfolios. The allowance for loan losses as a percentage of non-performing loans increased to 71.0% at December 31, 2020 compared to 65.8% at September 30, 2020. At December 31, 2020, our allowance for loan losses as a percentage of total loans was 1.17% compared to 1.05% at September 30, 2020.

Future increases in the allowance for loan losses may be necessary based on the growth of the loan portfolio, the change in composition of the loan portfolio, possible future increases in non-performing loans and charge-offs, and the possible deterioration of the current economic environment due to the COVID-19 pandemic.

Investment Securities. Investment securities increased $2.3 million, or 5.1%, to $47.3 million at December 31, 2020 from $45.0 million at September 30, 2020. The increase resulted primarily from the purchase of three mortgage-backed securities totaling $6.7 million and one callable U.S. government-sponsored enterprise bond totaling $2.0 million during the three months ended December 31, 2020, offset, in part, by payments from mortgage-backed securities and bond calls totaling $6.3 million during the quarter. There were no sales of investment securities during the quarter ended December 31, 2020.

Investment securities at December 31, 2020 consisted of $32.5 million in mortgage-backed securities issued by U.S. government agencies and U.S. government-sponsored enterprises, $11.5 million in U.S. government-sponsored enterprise debt securities, $3.0 million in corporate notes, and $255,000 in “private-label” mortgage-backed securities. There were no other-than-temporary-impairment charges for investment securities for the three months ended December 31, 2020.

Bank-Owned Life Insurance. The cash surrender value of life insurance held for directors and executive officers of Magyar Bank was $14.0 million at December 31, 2020 and at September 30, 2020. During the three months ended December 31, 2020, we did not purchase any new bank-owned life insurance policies.

Other Real Estate Owned. Other real estate owned decreased $522,000, or 20.1%, to $2.1 million at December 31, 2020 from $2.6 million at September 30, 2020. During the quarter ended December 31, 2020, we sold one property totaling $296,000 for a $1,000 gain, established a $150,000 valuation allowance against one property, and received non-refundable deposits totaling $75,000 during the quarter with respect to a property. We are determining the proper course of action for our remaining other real estate owned, which may include holding the properties until the real estate market further improves, leasing properties to offset carrying costs and selling the properties.

Deposits. Total deposits decreased $6.3 million, or 1.0%, to $612.1 million at December 31, 2020 from $618.3 million at September 30, 2020. The outflow in deposits occurred in money market accounts, which decreased $7.8 million, or 4.2%, to $180.2 million, in certificates of deposit (including individual retirement accounts), which decreased $7.6 million, or 6.0%, to $118.8 million and in non-interest-bearing checking accounts, which decreased $3.4 million, or 2.1%, to $160.2 million, at December 31, 2020. Partially offsetting these decreases were increases in interest-bearing checking accounts (NOW), which increased $11.5 million, or 17.6%, to $77.0 million and in savings accounts, which increased $1.0 million, or 1.3%, to $75.9 million.

Brokered certificates of deposit decreased $5.0 million to $9.4 million at December 31, 2020 from $4.4 million at September 30, 2020. The decrease resulted from a $5.0 million brokered certificate of deposit which matured and was not replaced during the three months ended December 31, 2020.

Borrowings. Borrowings decreased $7.1 million, or 10.6%, to $60.3 million at December 31, 2020 from $67.4 million at September 30, 2020. The decrease resulted from the repayment of $7.1 million in PPPLF advances during the quarter as the PPP loans securing the advances were forgiven. Federal Home Loan Bank of New York (“FHLBNY”) advances were unchanged at $30.5 million at both December 31, 2020 and September 30, 2020.

Stockholders’ Equity. Stockholders’ equity increased $1.4 million, or 2.4%, to $58.2 million at December 31, 2020 from $56.9 million at September 30, 2020. The increase in stockholders’ equity resulted primarily from net income of $1.3 million during the quarter ended December 31, 2020. Book value per share of our common stock increased to $10.02 at December 31, 2020 from $9.78 at September 30, 2020.

We did not repurchase shares of our common stock during the three months ended December 31, 2020. Through December 31, 2020, we have repurchased 91,000 shares of our common stock at an average price of $8.41 pursuant to the second stock repurchase plan, which has reduced outstanding shares to 5,810,746.

Average Balance Sheets

The following tables set forth certain information regarding our financial condition and net interest income for the periods indicated. For the quarters ended December 31, 2020, the table presents the annualized average yield on interest-earning assets and the annualized average cost of interest-bearing liabilities. We derived the yields and costs by dividing annualized income or expense by the average balance of interest-earning assets and interest-bearing liabilities, respectively, for the periods shown. We derived average balances from daily balances over the periods presented. Interest income includes fees that we consider adjustments to yields.

	For the Three Months Ended December 31,
	2020			2019
	Average Balance	Interest Income/ Expense	Yield/Cost (Annualized)	Average Balance	Interest Income/ Expense	Yield/Cost (Annualized)
	(Dollars in thousands)
Interest-earning assets:
Interest-earning deposits	$54,463	$20	0.14%	$18,882	$71	1.50%
Loans receivable, net	606,109	6,751	4.42	522,545	6,398	4.86
Securities
Taxable	47,624	205	1.71	47,361	266	2.23
FHLB of NY stock	1,981	25	5.05	2,143	37	6.86

Total interest-earning assets	710,177	7,001	3.91	590,931	6,772	4.55
Noninterest-earning assets	43,502			47,096

Total assets	$753,679			$638,027

Interest-bearing liabilities:
Savings accounts (1)	$75,464	$47	0.24%	$70,193	$114	0.64%
NOW accounts (2)	256,876	262	0.40	234,722	734	1.24
Time deposit (3)	120,898	456	1.50	122,560	598	1.93

Total interest-bearing deposits	453,238	765	0.67	427,475	1,446	1.34
Borrowings	65,387	191	1.16	34,447	196	2.26

Total interest-bearing liabilities	518,625	956	0.73	461,922	1,642	1.41
Noninterest-bearing liabilities	176,867			120,885

Total liabilities	695,492			582,807
Retained earnings	58,187			55,220

Total liabilities and retained earnings	$753,679			$638,027

Net interest and dividend income		$6,045			$5,130

Interest rate spread			3.18%			3.14%

Net interest-earning assets	$191,552			$129,009

Net interest margin (4)			3.38%			3.44%

Average interest-earning assets to average interest-bearing liabilities	136.93%			127.93%

(1)	Includes passbook savings, money market passbook and club accounts.
(2)	Includes interest-bearing checking and money market accounts.
(3)	Includes certificates of deposits and individual retirement accounts.
(4)	Calculated as annualized net interest income divided by average total interest-earning assets.

	For the Year Ended September 30,
	2020			2019			2018
	Average Balance	Interest Income/ Expense	Yield/Cost (Annualized)	Average Balance	Interest Income/ Expense	Yield/Cost (Annualized)	Average Balance	Interest Income/ Expense	Yield/Cost (Annualized)
	(Dollars in thousands)
Interest-earning assets:
Interest-earning deposits	$35,612	$208	0.58%	$24,525	$510	2.08%	$15,606	$228	1.46%
Loans receivable, net	562,209	25,626	4.55	516,076	25,154	4.87	487,133	22,604	4.64
Securities
Taxable	45,308	965	2.13	55,133	1,290	2.34	59,579	1,384	2.32
FHLB of NY stock	2,018	128	6.33	2,162	149	6.88	2,218	134	6.02

Total interest-earning assets	645,147	26,927	4.16	597,896	27,103	4.53	564,536	24,350	4.31
Noninterest-earning assets	46,839			42,566			45,288

Total assets	$691,986			$640,462			$609,824

Interest-bearing liabilities:
Savings accounts (1)	$72,290	$347	0.48%	$74,497	$493	0.66%	$95,892	$658	0.69%
NOW accounts (2)	241,508	2,105	0.87	234,953	3,231	1.38	190,618	1,518	0.80
Time deposit (3)	127,576	2,318	1.81	121,706	2,197	1.81	123,010	1,720	1.40

Total interest-bearing deposits	441,374	4,770	1.08	431,156	5,921	1.37	409,520	3,896	0.95
Borrowings	45,647	743	1.62	35,175	789	2.24	36,710	753	2.05

Total interest-bearing liabilities	487,021	5,513	1.13	466,331	6,710	1.44	446,230	4,649	1.04
Noninterest-bearing liabilities	148,080			119,384			112,191

Total liabilities	635,101			585,715			558,421
Retained earnings	56,885			54,747			51,403

Total liabilities and retained earnings	$691,986			$640,46			$609,824

Net interest and dividend income		$21,414			$20,393			$19,701

Interest rate spread			3.03%			3.09%			3.27%

Net interest-earning assets	$158,126			$131,565			$118,306

Net interest margin (4)			3.31%			3.41%			3.49%

Average interest-earning assets to average interest-bearing liabilities	132.47%			128.21%			126.51%

(1)	Includes passbook savings, money market passbook and club accounts.
(2)	Includes interest-bearing checking and money market accounts.
(3)	Includes certificates of deposits and individual retirement accounts.
(4)	Calculated as annualized net interest income divided by average total interest-earning assets.

Rate/Volume Analysis

Rate/Volume Analysis. The following table presents the effects of changing rates and volumes on our net interest income for the periods indicated. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by average volume). The volume column shows the effects attributable to changes in volume (changes in average volume multiplied by prior rate). The net column represents the sum of the prior columns. For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately, based on the changes due to rate and the changes due to volume.

	For the Quarter Ended December 31,			For the Year Ended September 30,
	2020 vs. 2019			2020 vs. 2019			2019 vs. 2018
	Increase (decrease) due to			Increase (decrease) due to			Increase (decrease) due to
	Volume	Rate	Net	Volume	Rate	Net	Volume	Rate	Net
	(In Thousands)
Interest-earning assets:
Interest-earning deposits	$312	$(363)	$(51)	$167	$(469)	$(302)	$162	$120	$282
Loans	3,162	(2,809)	353	2,176	(1,704)	472	1,390	1,160	2,550
Securities
Taxable	10	(71)	(61)	(216)	(109)	(325)	(106)	12	(94)
FHLB of NY stock	(3)	(9)	(12)	(10)	(11)	(21)	(3)	18	15

Total interest-earning assets	3,481	(3,252)	229	2,117	(2,293)	(176)	1,443	1,310	2,753

Interest-bearing liabilities:
Savings accounts (1)	53	(120)	(67)	(14)	(132)	(146)	(138)	(27)	(165)
NOW accounts (2)	425	(897)	(472)	89	(1,215)	(1,126)	416	1,297	1,713
Time deposit (3)	(8)	(134)	(142)	121	0	121	(19)	496	477

Total interest-bearing deposits	469	(1,150)	(681)	196	(1,347)	(1,151)	259	1,766	2,025
Borrowings	488	(493)	(5)	202	(248)	(46)	(32)	68	36

Total interest-bearing liabilities	958	(1,644)	(686)	398	(1,595)	(1,197)	227	1,834	2,061

Increase in net interest income	$2,524	$(1,609)	$(915)	$1,719	$(698)	$1,021	$1,216	$(524)	$692

(1)	Includes passbook savings, money market passbook and club accounts.
(2)	Includes interest-bearing checking and money market accounts.
(3)	Includes certificates of deposits and individual retirement accounts.

Comparison of Operating Results for the Three Months Ended December 31, 2020 and 2019

Net Income. Net income increased $784,000, or 141.8%, to $1.3 million for the three months ended December 31, 2020 compared to net income of $553,000 for the three months ended December 31, 2019. The increase resulted from higher net interest and dividend income and other income, partially offset by higher provisions for loan losses and other expenses.

Net Interest and Dividend Income. Net interest and dividend income increased $915,000, or 17.8%, to $6.0 million for the three months ended December 31, 2020 from $5.1 million for the three months ended December 31, 2019.

An increase of $119.2 million in average total interest-earning assets as well as a $56.0 million increase in average total noninterest-bearing liabilities more than offset a six basis point decrease in our net interest margin to 3.38% for the three months ended December 31, 2020 compared to 3.44% for the three months ended December 31, 2019. The lower net interest margin in the 2020 quarter reflected the lower market interest rate environment period to period and the origination of $56.0 million in PPP loans earning 1.0% during the 2020 quarter.

The yield on interest-earning assets decreased 64 basis points to 3.91% for the three months ended December 31, 2020 from 4.55% for the three months ended December 31, 2019 due to lower yields on loans receivable, which decreased 44 basis points to 4.42% for the three months ended December 31, 2020 from 4.86% for the three months ended December 31, 2019. This decrease in yield was offset by higher average balances of loans receivable, net of allowance for loan losses, which increased $83.6 million between periods. The cost of interest-bearing liabilities decreased 68 basis points to 0.73% for the three months ended December 31, 2020 from 1.41% for the three months ended December 31, 2019, reflecting lower market interest rates.

Interest and Dividend Income. Interest and dividend income increased $229,000, or 3.4%, to $7.0 million for the three months ended December 31, 2020 compared to $6.8 million for the three months ended December 31, 2019. The increase in interest and dividend income resulted primarily from an increase of $119.2 million in average balances of interest-earning assets, which increased to $710.2 million for the quarter ended December 31, 2020 from $590.9 million for the quarter ended December 31, 2019. Loans receivable increased $83.6 million, or 16.0%, and interest-earning deposits increased $35.6 million, or 188.4%, when comparing the 2020 and 2019 quarters. The increase in loans receivable was partially attributable to the origination of $56.0 million in PPP loans during 2020, of which $46.0 million were outstanding at December 31, 2020. The increase in average balances of loans receivable was offset in part by a decrease of 64 basis points on the yield on interest-earning assets to 3.91% for the three months ended December 31, 2020 from 4.55% for the three months ended December 31, 2019. The decrease in average yield resulted primarily from lower market interest rates during the 2020 quarter versus the 2019 quarter, and the CARES Act-mandated 1.0% interest rate on the PPP loans included in the balance of average loans during the quarter ended December 31, 2020.

Interest earned on investment securities, including interest-earning deposits, and excluding FHLB stock, decreased $113,000, or 33.4%, to $225,000 for the quarter ended December 31, 2020 from $338,000 the prior year quarter. The decrease resulted primarily from a 115 basis points decrease in average yield on investment securities and interest-earning deposits, to 0.87% for the three months ended December 31, 2020 from 2.02% for the three months ended December 31, 2019. The decrease in yield on interest-earning deposits reflected the lower interest rates paid on reserves by the Federal Reserve Bank as well as lower market interest rates on investment securities between the comparable periods.

Interest Expense Interest expense decreased $686,000, or 41.8%, to $956,000 for the three months ended December 31, 2020 compared with $1.6 million for the three months ended December 31, 2019. Although the average balance of interest-bearing liabilities increased $56.7 million, or 12.3%, to $518.6 million from $461.9 million between the two periods, the cost of such liabilities decreased 68 basis points to 0.73% for the three months ended December 31, 2020 compared with 1.41% for the prior year period.

The average balance of interest-bearing deposits increased $25.8 million to $453.2 million for the quarter ended December 31, 2020 from $427.5 million for the quarter ended December 31, 2019, while the average cost of such deposits decreased 67 basis points to 0.67% from 1.34% between the two periods. As a result, interest paid on interest-bearing deposits decreased $681,000 to $765,000 for the three months ended December 31, 2020 compared with $1.4 million for the three months ended December 31, 2019.

Interest paid on borrowings decreased $5,000, or 2.6%, to $191,000 for the three months ended December 31, 2020 from $196,000 for the prior year period. The decrease resulted from a decrease of 110 basis points in the average cost of borrowings to 1.16% for the quarter ended December 31, 2020 from 2.26% for the quarter ended December 31, 2019, offset in part by an increase of $30.9 million in the average balance of such borrowings to $65.4 million for the quarter ended December 31, 2020 from $34.4 million for the quarter ended December 31, 2019. Lower market interest rates on money market and savings accounts contributed to the lower average cost of interest-bearing deposits while PPPLF advances contributed to the lower average cost of borrowings.

Provision for Loan Losses. We establish provisions for loan losses, which are charged to earnings, at a level necessary to absorb known and inherent losses that are both probable and reasonably estimable at the date of the financial statements. In evaluating the level of the allowance for loan losses, management considers historical loss experience, the types of loans and the amount of loans in the loan portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, peer group information and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available or as future events occur.

After an evaluation of these factors, management recorded a provision of $640,000 for the three months ended December 31, 2020 compared to a provision of $210,000 for the three months ended December 31, 2019. The increased provision for loan losses resulted from higher adjustments to our historical loan losses due to the prolonged economic impact of the COVID-19 pandemic on our consumer and business loan portfolios. In addition to the provisions, we recorded $90,000 in net recoveries for the three months ended December 31, 2020 compared with $2,000 in net recoveries during the three months ended December 31, 2019.

Determining the amount of the allowance for loan losses necessarily involves a high degree of judgment. Management reviews the level of the allowance on a quarterly basis, and establishes the provision for loan losses based on the factors set forth “Summary of Significant Accounting Policies – Allowance for Loan Losses.” As management evaluates the allowance for loan losses, the increased risk associated with larger non-homogenous construction, commercial real estate and commercial business loans may result in larger additions to the allowance for loan losses in future periods. In addition, the ongoing effects of the COVID-19 pandemic on our borrowers may also result in larger additions to the allowance for loan losses in future periods.

Other Income. Other income increased $821,000, or 203.2%, to $1.2 million during the three months ended December 31, 2020 compared to $404,000 for the three months ended December 31, 2019.

Other operating income increased $560,000 to $591,000 for the quarter ended December 31, 2020 from $31,000 for the quarter ended December 31, 2019. The increase resulted primarily from $464,000 in fees earned from the Middlesex County Small Business Relief Grant. We received a fee of 3.0% of the grants we assisted Middlesex County with processing. In addition, we received a $101,000 interest rate swap fee during the three months ended December 31, 2020 related to our new back-to-back interest rate swap loan product. We also recorded higher gains from the sales of SBA loans, which increased $237,000 to $263,000 for the three months ended December 31, 2020 from $26,000 for the prior year quarter.

Other Expenses. Other expenses increased $191,000, or 4.2%, to $4.7 million for the three months ended December 31, 2020 from $4.5 million for the three months ended December 31, 2019.

The increase in other expenses was primarily attributable to professional fees, which increased $179,000 to $528,000 for the 2020 quarter, due to higher legal and consulting fees related to the collection and foreclosure of non-performing loans. Other real estate owned expenses increased $77,000 to $180,000 due to higher valuation allowances recorded during the three months ended December 31, 2020 compared with the prior year period.

Income Tax Expense. We recorded tax expense of $569,000 on pre-tax income of $1.9 million for the three months ended December 31, 2020, compared to tax expense of $238,000 on pre-tax income of $791,000 for the three months ended December 31, 2019. The increase was the result of higher income from operations. Our effective tax rate for the three months ended December 31, 2020 was 29.9% compared with 30.1% for the three months ended December 31, 2019.

Comparison of Operating Results for the Years Ended September 30, 2020 and 2019

Net Income. Net income decreased $806,000, or 26.9%, to $2.2 million during the year ended September 30, 2020 compared with $3.0 million for the year ended September 30, 2019. The decrease resulted primarily from an increase in our provisions for loan losses, a decrease in other income, and an increase in other expenses, partially offset by an increase in net interest and dividend income.

For the year ended September 30, 2020, the net interest margin decreased 10 basis points to 3.31% from 3.41% for the prior year period. The decrease in net interest margin resulted from the lower market interest rate environment during fiscal 2020 and the origination of $56.0 million in PPP loans earning 1.0% during the year ended September 30, 2020.

Net Interest and Dividend Income. The primary source of our operating income is net interest and dividend income, which is the difference between interest and dividends earned on interest-earning assets and fees earned on loans, and interest paid on interest-bearing liabilities. Our net interest and dividend income is affected by regulatory, economic and competitive factors that influence interest rates, loan demand, deposit flows and levels of nonperforming assets.

During the year ended September 30, 2020, net interest and dividend income increased $1.0 million, or 5.0%, to $21.4 million compared to $20.4 million for the year ended September 30, 2019. The average balance of interest-earning assets increased $47.3 million, or 7.9%, to $645.1 million during fiscal 2020 from $597.9 million during fiscal 2019, while the yield on such assets decreased 37 basis points to 4.16% for the year ended September 30, 2020 from 4.53% during the year ended September 30, 2019. The decrease in average yield on interest-earning assets resulted from originations of PPP loans during fiscal 2020 which carry a 1.0% interest rate, higher balances of interest-earning deposits and lower market interest rates during fiscal 2020. The average balance of interest-bearing liabilities increased $20.7 million, or 4.4%, while the cost of such liabilities decreased 31 basis points to 1.13% for the year ended September 30, 2020 compared to 1.44% for fiscal 2019 reflecting lower market interest rates during fiscal 2020.

Interest and Dividend Income. Interest and dividend income decreased $176,000, or 0.6%, to $26.9 million for the year ended September 30, 2020 from $27.1 million for the year ended September 30, 2019. The average balance of interest-earnings assets increased $47.3 million, or 7.9%, to $645.1 million during fiscal 2020 from $597.9 million during fiscal 2019, while the yield on such assets decreased 37 basis points to 4.16% for the year ended September 30, 2020 from 4.53% for the year ended September 30, 2019.

Interest income on loans increased $472,000, or 1.9%, to $25.6 million for the year ended September 30, 2020 from $25.2 million for the year ended September 30, 2019. The average balance of loans increased $46.1 million, or 8.9%, to $562.2 million from $516.1 million year to year while the average yield on loans decreased 32 basis points to 4.55% for the year ended September 30, 2020 from 4.87% for the year ended September 30, 2019. The decrease in yield on loans reflected the lower market interest rate environment and the origination of $56.0 million in PPP loans earning 1.0% during the year ended September 30, 2020.

Interest earned on investment securities, including interest earned on deposits but excluding FHLBNY stock, decreased $627,000, or 34.8%, to $1.2 million for the year ended September 30, 2020 from $1.8 million for the year ended September 30, 2019. The decrease resulted primarily from an 81 basis point decrease in the average yield on investment securities and interest-earning deposits to 1.45% for fiscal 2020 from 2.26% for fiscal 2019, partially offset by a $1.2 million, or 1.6%, increase in the average balance of investment securities and interest-earning deposits to $80.9 million for fiscal 2020 from $79.7 million for fiscal 2019.

Interest Expense. Interest expense decreased $1.2 million, or 17.8%, to $5.5 million for the year ended September 30, 2020 from $6.7 million for the year ended September 30, 2019. The average balance of interest-bearing liabilities increased $20.7 million, or 4.4%, to $487.0 million for fiscal 2020 from $466.3 million for fiscal 2019 while the cost of such liabilities decreased 31 basis points to 1.13% for the year ended September 30, 2020 from 1.44% for year ended September 30, 2019 reflecting the lower market interest rate environment.

Interest expense on interest-bearing deposits decreased $1.1 million, or 19.4%, to $4.8 million for the year ended September 30, 2020 from $5.9 million for the year ended September 30, 2019. The average balance of interest-bearing deposits increased $10.2 million, or 2.4%, to $441.4 million for the year ended September 30, 2020 from $431.2 million for the year ended September 30, 2019 while the average cost of such deposits decreased 29 basis points to 1.08% for fiscal 2020 from 1.37% for fiscal 2019.

Interest expense on borrowings decreased $46,000, or 5.8%, to $743,000 for the year ended September 30, 2020 from $789,000 for the year ended September 30, 2019. The average balance of borrowings, which included advances and securities sold under agreements to repurchase, increased $10.5 million to $45.6 million for the year ended September 30, 2020 from $35.2 million the prior year. The average cost of borrowings decreased 62 basis points to 1.62% for the year ended September 30, 2020 from 2.24% for the year ended September 30, 2019.

Provision for Loan Losses. We establish provisions for loan losses, which are charged to earnings, at a level necessary to absorb known and inherent losses that are both probable and reasonably estimable at the date of the financial statements. In evaluating the level of the allowance for loan losses, management considers historical loss experience, the types of loans and the amount of loans in the loan portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, peer group information and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available or as future events occur.

After an evaluation of these factors, management made a provision of $1.7 million for the year ended September 30, 2020 compared with a $668,000 provision for the prior year. There were net charge-offs of $154,000 for the year ended September 30, 2020 compared with $20,000 in net recoveries for the year ended September 30, 2019. The COVID-19 pandemic and subsequent recession resulted in elevated risk factors used in determining the appropriate level of the allowance for loan losses for fiscal 2020.

Total non-performing loans increased $2.8 million to $9.7 million at September 30, 2020 from $6.9 million at September 30, 2019. At September 30, 2020, our allowance for loan losses was $6.4 million, an increase of $1.5 million, from $4.9 million at September 30, 2019.

Other Income. Other income decreased $420,000, or 19.7%, to $1.7 million during the year ended September 30, 2020 compared with $2.1 million during the prior year due to lower loan and deposit service charges, which decreased $473,000. In addition to the lower loan fees, the closure of our branch lobbies during the peak of the COVID-19 pandemic and the shift in consumer behavior to debit cards from physical checks resulted in a decline in retail fee income year-over-year.

Other Expenses. Other expenses increased $753,000, or 4.3%, to $18.4 million for the year ended September 30, 2020 compared to $17.6 million for the year ended September 30, 2019.

Legal fees associated with the foreclosure and collection of non-performing loans resulted in increased professional fees of $457,000, or 41.5%, during the year ended September 30, 2020. In addition, OREO expenses increased $165,000, or 49.4%, to $499,000 for fiscal 2020 resulting from valuation allowances recorded during the year ended September 30, 2020 based on updated appraisals or executed contracts of sale.

Compensation and benefit expenses increased $150,000, or 1.5%, to $10.3 million for fiscal 2020 from $10.1 million for fiscal 2019 due to new compliance positions and annual merit increases for employees.

Income Tax Expense. We recorded tax expense of $921,000 on income of $3.1 million for the year ended September 30, 2020 compared with tax expense of $1.3 million on income of $4.3 million for the year ended September 30, 2019. The lower income tax expense for fiscal 2020 resulted from a $1.2 million decrease in pre-tax income year to year.

Our effective tax rate for the year ended September 30, 2020 was 29.6% compared with 29.7% for the year ended September 30, 2019.

Management of Market Risk

General. The majority of our assets and liabilities are monetary in nature. Consequently, our most significant form of market risk is interest rate risk. Our assets, consisting primarily of mortgage loans, have longer maturities than our liabilities, consisting primarily of deposits. As a result, a principal part of our business strategy is to manage interest rate risk and reduce the exposure of our net interest income to changes in market interest rates. Accordingly, our Board of Directors has established an Asset and Liability Management Committee which is responsible for evaluating the interest rate risk inherent in our assets and liabilities, for determining the level of risk that is appropriate, given our business strategy, operating environment, capital, liquidity and performance objectives, and for managing this risk consistent with the guidelines approved by the Board of Directors. Senior management monitors the level of interest rate risk on a regular basis and the Asset and Liability Committee meets at least on a quarterly basis to review our asset/liability policies and interest rate risk position.

We have sought to manage our interest rate risk in order to minimize the exposure of our earnings and capital to changes in interest rates. As part of our ongoing asset-liability management, we seek to manage our exposure to interest rate risk by retaining in our loan portfolio fewer fixed-rate residential loans, by originating and retaining adjustable-rate loans in the residential, construction and commercial real estate loan portfolios, by using alternative funding sources, such as advances from the FHLBNY, to “match fund” longer-term residential and commercial mortgage loans, and by originating and retaining variable-rate home equity and short-term and medium-term fixed-rate commercial business loans. We have also increased money market account deposits as a percentage of our total deposits. Money market accounts offer a variable rate based on market indications.

Beginning in our fiscal year 2021, we began offering a back-to-back interest rate swap commercial loan product. We simultaneously entered into a floating-to-fixed interest rate swap with our commercial lending customers and an offsetting fixed-to-floating interest rate swap with a third-party financial institution. At December 31, 2020, we held $6.1 million in back-to-back interest rate swaps where the borrowers’ monthly fixed-rate interest payments are exchanged via interest rate swap agreements for floating-rate interest payments, converting the loan for interest rate risk purposes from a fixed-rate loan to an adjustable-rate loan.

By following these strategies, we believe that we are well-positioned to react to changes in market interest rates.

Net Interest Income Analysis. The table below sets forth, as of December 31, 2020, the estimated changes in our Net Interest Income (“NII”) for each of the next two years that would result from the designated instantaneous changes in interest rates. These estimates require making certain assumptions including loan and mortgage-related investment prepayment speeds, reinvestment rates, and deposit maturities and decay rates. These assumptions are inherently uncertain and, as a result, we cannot precisely predict the impact of changes in interest rates on net interest income. Actual results may differ significantly due to timing, magnitude and frequency of interest rate changes and changes in market conditions. Further, certain shortcomings are inherent in the methodology used in the interest rate risk measurement. Modeling changes in net interest income require making certain assumptions that may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates.

Change in Interest Rates (Basis Points) (1)	Estimated NII Year 1	Estimated Decrease in NII Year 1		Estimated NII Year 2	Estimated Increased (Decrease) in NII Year 2
		Amount	Percent		Amount	Percent
	(Dollars in thousands)
+200	$24,816	$120	0.49%	$24,734	$208	0.85%
Unchanged	24,696	—	—	24,526	—	—
-100	24,060	(636)	(2.58)%	23,414	(1,112)	(4.53)%

(1)	Assumes an instantaneous uniform change in interest rates at all maturities.

Certain shortcomings are inherent in the methodologies used in the above interest rate risk measurements. Modeling changes require making certain assumptions that may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. In this regard, the net interest income table presented assumes that the composition of our interest-sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration or repricing of specific assets and liabilities. Accordingly, although the table provides an indication of our interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates, and actual results may differ. Furthermore, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Additionally, certain assets, such as adjustable-rate loans, have features that restrict changes in interest rates both on a short-term basis and over the life of the asset. In the event of changes in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table.

Interest rate risk calculations also may not reflect the fair values of financial instruments. For example, decreases in market interest rates can increase the fair values of our loans, deposits and borrowings.

Liquidity and Capital Resources

Liquidity is the ability to meet current and future financial obligations of a short-term nature. Our primary sources of funds consist of deposit inflows, loan repayments, FHLBNY borrowings and maturities and sales of investment securities. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition. Our Asset/Liability Management Committee is responsible for establishing and monitoring our liquidity targets and strategies in order to ensure that sufficient liquidity exists for meeting the borrowing needs of our customers as well as unanticipated contingencies. We seek to maintain a liquidity ratio of 5.0% of assets or greater. The liquidity ratio is calculated by determining the sum of the difference between liquid assets (cash and unpledged investment securities) and short-term liabilities (estimated 30-day deposit outflows), plus our borrowing capacity from the FHLBNY and dividing the sum by total assets. At December 31, 2020, our liquidity ratio was 12.9% of assets.

We regularly adjust our investments in liquid assets based upon our assessment of expected loan demand, expected deposit flows, yields available on interest-earning deposits and securities, and the objectives of our asset/liability management program. Excess liquid assets are invested generally in interest-earning deposits and short-and intermediate-term securities.

Our most liquid assets are cash and cash equivalents. The levels of these assets are dependent on our operating, financing, lending and investing activities during any given period. At December 31, 2020, cash and cash equivalents totaled $52.1 million compared to $61.7 million at September 30, 2020 and $21.5 million at September 30, 2019. Securities classified as available-for-sale, which provide additional sources of liquidity from sales, totaled $14.8 million at December 31, 2020 compared to $14.6 million and $16.7 million at September 30, 2020 and 2019, respectively. At December 31, 2020, we also had the ability to borrow $142.0 million from the FHLBNY. On that date, we had an aggregate of $30.5 million in advances outstanding and $55.0 million in municipal letters of credit outstanding with the FHLBNY.

Whether through significant deposit withdrawals, reductions in interest and principal payments on loans, or the tightening of the capital markets, it is possible that the COVID-19 pandemic will have a negative effect on our liquidity and capital resources. Under the PPPLF, the Federal Reserve Bank of New York provides advances to Magyar Bank on a non-recourse basis, taking PPP loans as collateral. At December 31, 2020, Magyar Bank had borrowed $29.8 million in PPPLF advances from the Federal Reserve, pledging an equal amount of PPP loans as collateral.

At December 31, 2020, we had commitments outstanding under letters of credit of $1.0 million, commitments to originate loans of $15.1 million, and commitments to fund undisbursed balances of closed loans and unused lines of credit of $80.5 million.

Certificates of deposit due within one year of December 31, 2020 totaled $78.8 million, or 12.9% of total deposits. If these deposits do not remain with us, we will be required to seek other sources of funds, including other deposits and FHLBNY advances. Depending on market conditions, we may be required to pay higher rates on such deposits or other borrowings than we currently pay on the certificates of deposit (including individual retirement accounts and brokered certificate deposit accounts) due on or before December 31, 2021. We believe, however, that based on past experience a significant portion of our certificates of deposit (including individual retirement accounts and brokered certificate deposit accounts) will remain with us. We have the ability to attract and retain deposits by adjusting the interest rates offered.

Our cash flows are derived from operating activities, investing activities and financing activities as reported in our consolidated Statements of Cash Flows included in our consolidated Financial Statements.

Our primary investing activities are the origination of loans and the purchase of investment securities. We originated $35.3 million and $145.9 million in loans (including $56.0 million in PPP loans) and we purchased $8.7 million and $19.8 million of investment securities for quarter ended December 31, 2020 and the year ended September 30, 2020, respectively. Comparatively, we originated $74.7 million in loans and purchased $4.7 million of investment securities for the year ended September 30, 2019.

Financing activities consist primarily of activity in deposit accounts and FHLBNY advances. We experienced a net decrease in deposits of $6.3 million during the quarter ended December 31, 2020 and a net increase in total deposits of $88.3 million, or 16.6%, to $618.3 million for the year ended September 30, 2020 compared with a net decrease in total deposits of $62,000 for the year ended September 30, 2019. Deposit flows are affected by the overall level of interest rates, the interest rates and products offered by us and our local competitors and other factors.

Liquidity management is both a daily and long-term function of business management. If we require funds beyond our ability to generate them internally, borrowing agreements exist with the FHLBNY, which provide an additional source of funds. FHLBNY advances totaled $30.5 million, $30.5 million and $36.2 million at December 31, 2020, September 30, 2020 and September 30, 2019, respectively. FHLBNY advances have primarily been used to fund loan demand.

In addition to borrowings, we have the ability to raise deposits on the brokered market or through deposit listing services. At December 31, 2020, we held $4.4 million in brokered deposits and $11.9 million from deposit listing services.

Magyar Bank is subject to various regulatory capital requirements, (see “Supervision and Regulation-Federal Banking Regulation-Capital Requirements”). As of December 31, 2020, Magyar Bank’s Tier 1 capital as a percentage of its total assets was 8.37% and the total qualifying capital as a percentage of risk-weighted assets was 13.23%.

The net proceeds from the offering will significantly increase our liquidity and capital resources. Over time, the initial level of liquidity will be reduced as net proceeds from the offering are used for general corporate purposes, including funding loans. Our financial condition and results of operations will be enhanced by the net proceeds from the offering, which will increase our net interest-earning assets and net interest income. However, due to the increase in equity resulting from the net proceeds raised in the offering, as well as other factors associated with the offering, our return on equity will be adversely affected following the offering. See “Risk Factors – Risks Related to the Offering – Our return on equity may be low following the offering. This could negatively affect the trading price of our shares of common stock.”

Under section 1102 of the CARES Act, a PPP loan is assigned a risk weight of zero percent under the risk-based capital rules of the federal banking agencies. On April 9, 2020, the Federal Reserve Board, the Office of the Comptroller of the Currency, and the FDIC issued an interim final rule to allow banking organizations to neutralize the effect of PPP loans financed under the PPPLF on Tier 1 leverage capital ratios. At December 31, 2020, we used PPPLF borrowings to neutralize $29.8 million of the balance sheet growth impact on the calculation of Magyar Bank’s Tier 1 leverage capital ratio.

Bank-owned life insurance is a tax-advantaged financing transaction that is used to offset employee benefit plan costs. Policies are purchased insuring directors and officers of Magyar Bank using a single premium method of payment. Magyar Bank is the owner and beneficiary of the policies and records tax-free income through cash surrender value accumulation. We have minimized our credit exposure by choosing carriers that are highly rated and limiting the concentration of any one carrier. The investment in bank-owned life insurance has no significant impact on our capital and liquidity.

Off-Balance Sheet Arrangements and Aggregate Contractual Obligations

Commitments. As a financial services provider, we routinely are a party to various financial instruments with off-balance-sheet risks, such as commitments to extend credit, standby letters of credit and unused lines of credit. While these contractual obligations represent our future cash requirements, a significant portion of commitments to extend credit may expire without being drawn upon. Such commitments are subject to the same credit policies and approval process accorded to loans made by us. For additional information, see Note P, “Commitments,” and Note Q “Financial Instruments with Off-Balance-Sheet Risk” to our consolidated financial statements.

Contractual Obligations. In the ordinary course of our operations, we enter into certain contractual obligations. Such obligations include operating leases for premises and equipment.

The following table summarizes our significant fixed and determinable contractual obligations and other funding needs by payment date at December 31, 2020. The payment amounts represent those amounts due to the recipient and do not include any unamortized premiums or discounts or other similar carrying amount adjustments.

	Payments Due by Period
December 31, 2020	Less Than One Year	One to Three Years	Three to Five Years	More Than Five Years	Total
	(In thousands)
Federal Home Loan Bank advances	$7,130	$15,471	$7,884	$—	$30,485
Federal Reserve Bank advances	—	29,775	—	—	29,775
Operating leases	675	1,203	913	1,066	3,857

Total	$7,805	$46,449	$8,797	$1,066	$64,117

Recent Accounting Pronouncements

Please refer to Note B to the audited financial statements of Magyar Bancorp for the years ended September 30, 2020 and 2019 included with this document for a description of recent accounting pronouncements that may affect our financial condition and results of operations.

Impact of Inflation and Changing Prices

The financial statements and related data presented herein have been prepared in accordance with U.S. GAAP, which requires the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. The primary impact of inflation on our operations is reflected in increased operating costs. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates, generally, have a more significant impact on a financial institution’s performance than does inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

BUSINESS OF MAGYAR BANCORP

Magyar Bancorp

Magyar Bancorp is a Delaware corporation that owns all of the outstanding shares of common stock of Magyar Bank. Since being incorporated in 2006 in connection with the mutual holding company reorganization of Magyar Bank, Magyar Bancorp has not engaged in any significant business activity other than owning all of the shares of common stock of Magyar Bank. At December 31, 2020, Magyar Bancorp had consolidated assets of $741.8 million, total deposits of $612.1 million and stockholders’ equity of $58.2 million. Magyar Bancorp is subject to comprehensive regulation and examination by the Federal Reserve Board and the NJDOBI.

As part of the conversion, we will receive the cash held by Magyar Bancorp, MHC and the net proceeds we retain from the offering. A portion of the net proceeds will be used to fund a loan to the Magyar Bank Employee Stock Ownership Plan. After the conversion and offering, we will continue to have no significant liabilities and will to use the support staff and offices of Magyar Bank and will pay Magyar Bank for these services. If we expand or change our business in the future, we may hire our own employees.

Magyar Bancorp intends to invest the net proceeds of the offering as discussed under “How We Intend to Use the Proceeds From the Offering.” In the future, we may pursue other business activities, including mergers and acquisitions, investment alternatives and diversification of operations. There are, however, no current understandings or agreements for these activities.

BUSINESS OF MAGYAR BANK

Magyar Bank is a New Jersey-chartered savings bank headquartered in New Brunswick, New Jersey that was originally founded in 1922 as a New Jersey building and loan association. In 1954, Magyar Bank converted to a New Jersey savings and loan association, before converting to a New Jersey savings bank charter in 1993. We conduct business from our corporate headquarters located at 400 Somerset Street, New Brunswick, New Jersey, and our seven branch offices located in New Brunswick, North Brunswick, South Brunswick, Branchburg, Bridgewater, and Edison, New Jersey. Our market area for deposits includes the communities in which we maintain our banking office locations, and our primary lending market area is broadly defined as the Central and Northern portions of New Jersey. The telephone number at our corporate headquarters is (732) 342-7600 and our website is located at www.magbank.com. Information on this website is not and should not be considered a part of this proxy statement/prospectus.

General

Our principal business consists of attracting retail deposits from the general public in the areas surrounding our corporate headquarters in New Brunswick, New Jersey and our branch offices located in Middlesex and Somerset counties, New Jersey, and investing those deposits, together with funds generated from operations and wholesale funding, in residential mortgage loans, home equity loans, home equity lines of credit, commercial real estate loans, commercial business loans, SBA loans, construction loans and investment securities. We also originate consumer loans, which consist primarily of secured demand loans. We originate loans primarily for retention in our loan portfolio. However, from time to time we have sold some of our long-term, fixed-rate residential mortgage loans into the secondary market, while retaining the servicing rights for such loans. In addition, we sell the SBA-guaranteed portion of SBA loans while retaining the servicing rights for such loans. Our revenues are derived principally from interest on loans and securities, which consist primarily of mortgage-backed securities and U.S. Government and government-sponsored enterprise obligations. We also generate revenues from fees and service charges. Our primary sources of funds are deposits, borrowings and principal and interest payments on loans and securities.

We offer a variety of deposit accounts, including demand accounts, NOW accounts, money market accounts, savings accounts, retirement accounts and certificates of deposit accounts. We also utilize advances from the FHLBNY for liquidity and for asset/liability management purposes.

We are subject to comprehensive regulation and examination by the NJDOBI and the FDIC.

Market Area

We are headquartered in New Brunswick, New Jersey, and our primary deposit market area is concentrated in the communities surrounding our headquarters branch and our branch offices located in Middlesex and Somerset counties, New Jersey. Our primary lending market area is broader than our deposit market area and includes all of New Jersey.

The economy of our primary market area is largely urban and suburban with a broad economic base that is typical for counties surrounding the New York metropolitan area. The median household income in Middlesex and Somerset counties ranks among the highest in the nation.

Competition

We face intense competition within our market area both in making loans and attracting deposits. Our market area has a high concentration of financial institutions including large money center and regional banks, community banks and credit unions. Some of our competitors offer products and services that we currently do not offer, such as trust services and private banking. According to the FDIC’s annual Summary of Deposit report, at June 30, 2020, the last date for which information is available, our market share of deposits was 1.22% and 0.46% in Middlesex and Somerset counties, respectively.

Our competition for loans and deposits comes principally from commercial banks, savings institutions, mortgage banking firms and credit unions. We face additional competition for deposits from short-term money market funds, brokerage firms, mutual funds and insurance companies. Our primary focus is to build and develop profitable customer relationships across all lines of business while maintaining our role as a community bank.

Lending Activities

We originate residential mortgage loans to purchase or refinance residential real property. Residential mortgage loans represented $208.4 million, or 34.3% of our total loans at December 31, 2020. Historically, we have not originated a significant number of loans for the purpose of reselling them in the secondary market. In the future, however, to help manage interest rate risk and to increase fee income, we may increase our origination and sale of residential mortgage loans. No loans were held for sale at December 31, 2020. We also originate commercial real estate, commercial business and construction loans. At December 31, 2020, these loans totaled $260.3 million, $91.2 million and $23.4 million, respectively. We also offer consumer loans, which consist primarily of home equity lines of credit and stock-secured demand loans. At December 31, 2020, home equity lines of credit totaled $19.8 million and stock-secured demand and other loans totaled $3.8 million.

Loan Portfolio Composition. The following table sets forth the composition of our loan portfolio by type of loan, at the dates indicated.

	At December 31,		At September 30,
	2020		2020		2019
	Amount	Percent	Amount	Percent	Amount	Percent
		(Dollars in thousands)
Residential mortgage	$208,404	34.3%	$210,360	34.4%	$190,415	36.4%
Commercial real estate	260,296	42.9%	248,134	40.6%	232,544	44.5%
Construction	23,441	3.9%	28,242	4.6%	28,451	5.4%
Home equity lines of credit	19,837	3.3%	19,373	3.2%	17,832	3.4%
Commercial business	91,215	15.0%	100,993	16.5%	48,769	9.3%
Other consumer	3,837	0.6%	4,157	0.7%	4,990	1.0%

Total loans receivable	$607,030	100.0%	$611,259	100.0%	$523,001	100.0%
Less:
Deferred loan costs (fees)	(1,370)		(1,749)		104
Allowance for loan losses	(7,130)		(6,400)		(4,888)

Total loans receivable, net	$598,530		$603,110		$518,217

	At September 30,
	2018		2017		2016
	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)
Residential mortgage	$185,287	36.2%	$178,336	37.6%	$173,235	37.8%
Commercial real estate	219,347	42.8%	207,118	43.7%	199,510	43.6%
Construction	30,412	5.9%	22,622	4.8%	14,939	3.3%
Home equity lines of credit	17,982	3.5%	18,536	3.9%	21,967	4.8%
Commercial business	53,320	10.4%	41,113	8.7%	38,865	8.5%
Other	6,150	1.2%	6,266	1.3%	9,355	2.0%

Total loans receivable	$512,498	100.0%	$473,991	100.0%	$457,871	100.0%
Less:
Deferred loan costs (fees)	132		177		216
Allowance for loan losses	(4,200)		(3,475)		(3,056)

Total loans receivable, net	$508,430		$470,693		$455,031

Loan Portfolio Maturities. The following table summarizes the scheduled repayments of our loan portfolio at September 30, 2020. Demand loans, loans having no stated repayment schedule or maturity, and overdraft loans are reported as being due in the year ending September 30, 2021. Maturities are based on the final contractual payment date and do not reflect the impact of prepayments and scheduled principal amortization.

	Residential mortgage	Commercial real estate	Construction	Home equity lines of credit	Commercial business	Other	Total
	(Dollars in thousands)
Due During the Years Ending September 30,
2021	$234	$16,079	$26,163	$6,895	$27,249	$3	$76,623
2022	2,639	3,098	1,406	1,749	56,953	7	65,852
2023	1,462	1,901	—	—	551	6	3,920
2024 to 2025	2,786	13,973	162	—	6,639	27	23,587
2026 to 2030	9,598	25,616	—	198	4,278	20	39,710
2031 to 2035	22,620	27,720	—	1,593	1,242	14	53,189
2036 and beyond	171,021	159,747	511	8,938	4,081	4,080	348,378

Total	$210,360	$248,134	$28,242	$19,373	$100,993	$4,157	$611,259

Fixed- and Adjustable-Rate Loan Schedule. The following table sets forth the scheduled repayments of fixed- and adjustable-rate loans at September 30, 2020 that are contractually due after September 30, 2021.

	Due After September 30, 2021
	Fixed	Adjustable	Total
	(In thousands)
Residential mortgage	$127,657	$82,469	$210,126
Commercial real estate	13,555	218,500	232,055
Construction	162	1,917	2,079
Home equity lines of credit	1,747	10,731	12,478
Commercial business	63,959	9,785	73,744
Other	70	4,084	4,154

Total loans receivable	$207,150	$327,486	$534,636

Residential mortgage loans. We originate residential mortgage loans, most of which are secured by properties located in our primary market area and most of which we hold in portfolio. At December 31, 2020, $208.4 million, or 34.3% of our total loan portfolio, consisted of residential mortgage loans (including home equity loans). Residential mortgage loan originations are generally obtained from our in-house loan representatives, from existing or past customers, through advertising, and through referrals from local builders, real estate brokers and attorneys, and are underwritten pursuant to our policies and standards. Generally, residential mortgage loans are originated in amounts up to 80% of the lesser of the appraised value or purchase price of the property, with private mortgage insurance required on loans with a loan-to-value ratio in excess of 80%. We generally will not make residential mortgage loans with a loan-to-value ratio in excess of 95%, which is the upper limit that has been established by the Board of Directors. Historically, we have originated residential mortgage for terms of up to 30 years. We do not originate or purchase “sub-prime” loans (mortgages granted to borrowers whose credit history is not sufficient to get a conventional mortgage) or option ARM mortgage loans. At December 31, 2020, non-performing residential mortgage loans totaled $944,000, or 0.4% of the total residential loan portfolio. Interest income of $30,000 would have been recorded on non-performing residential mortgage loans for the fiscal year ended September 30, 2020, if they had been current in accordance with their original terms. During the fiscal year ended September 30, 2020, there were no charge-offs against the allowance for loan losses for impaired residential mortgage loans while $9,000 was recovered from prior year charge-offs. During the quarter ended December 31, 2020 there were no charge-offs or recoveries of residential mortgage loans.

We also originate home equity loans secured by residences located in our market area. The underwriting standards we use for home equity loans include a determination of the applicant’s credit history, an assessment of the applicant’s ability to meet existing obligations, the ongoing payments on the proposed loan and the value of the collateral securing the loan. The maximum combined (first and second mortgage liens) loan-to-value ratio for home equity loans and home equity lines of credit is 80%. Home equity loans are generally offered with fixed rates of interest with the loan amount not to exceed $500,000 and with terms of up to 30 years. At December 31, 2020, there were no non-performing home equity loans and there were no charge-offs during the quarter ended December 31, 2020 or the fiscal year ended September 30, 2020.

Generally, all fixed-rate residential mortgage loans are underwritten according to Federal Home Loan Mortgage Corporation (“Freddie Mac”) guidelines, policies and procedures. Historically, we have not originated a significant number of loans for the purpose of reselling them in the secondary market. In the future we may increase our origination and sale of fixed-rate residential mortgage loans to help manage interest rate risk and to increase fee income. There were no fixed-rate residential mortgage loans sold to Freddie Mac during the quarter ended December 31, 2020 or year ended September 30, 2020 and there were no loans held for sale at either December 31, 2020 or at September 30, 2020.

We generally do not purchase residential mortgage loans, except for loans to low-income borrowers to enhance our Community Reinvestment Act performance. We purchased no residential mortgages loans in the quarter ended December 31, 2020, however, we purchased $13.2 million of residential mortgage loans during the fiscal year ended September 30, 2020 to augment our in-house originations. We underwrite purchased residential mortgage loans using the same criteria as if we were originating the loans.

At December 31, 2020, we had $127.3 million of fixed-rate residential mortgage loans, which represented 61.1% of our total residential mortgage loan portfolio. At December 31, 2020, our largest fixed-rate residential mortgage loan was $1.8 million. The loan was performing in accordance with its repayment terms at December 31, 2020.

We also offer adjustable-rate residential mortgage loans with interest rates based on the weekly average yield on U.S. Treasuries or the London Interbank Offering Rate (“LIBOR”) adjusted to a constant maturity of one year, which adjusts either annually from the outset of the loan or which adjusts annually after a one-, three-, five-, seven-, and ten-year initial fixed-rate period. Our adjustable-rate residential mortgage loans generally provide for maximum rate adjustments of 2% per adjustment, with a lifetime maximum adjustment up to 5%, regardless of the initial rate. We also offer adjustable-rate residential mortgage loans with an interest rate based on the prime rate as published in The Wall Street Journal or the FHLBNY advance rates.

Adjustable-rate mortgage loans decrease the risk associated with changes in market interest rates by periodically repricing. However, these loans have other risks because, as interest rates increase, the underlying payments by the borrower increase, which increases the potential for default by the borrower. At the same time, the marketability of the underlying collateral may be adversely affected by higher interest rates. The maximum periodic and lifetime interest rate adjustments also may limit the effectiveness of adjustable-rate mortgage loans during periods of rapidly rising interest rates.

At December 31, 2020, adjustable-rate residential mortgage loans totaled $81.1 million, or 38.9% of our total residential mortgage loan portfolio. The largest adjustable-rate residential mortgage loan was for $2.5 million. The loan was performing in accordance with its repayment terms at December 31, 2020.

In an effort to provide financing for low-and moderate-income home buyers, we offer low-to-moderate income residential mortgage loans. These loans are offered with fixed rates of interest and terms of up to 40 years, and are secured by one-to four-family residential properties. All of these loans are originated using underwriting guidelines of U.S. government-sponsored enterprises such as Freddie Mac. These loans are originated with maximum loan-to-value ratios of 95%.

All residential mortgage loans we originate include “due-on-sale” clauses, which give us the right to declare a loan immediately due and payable if the borrower sells or otherwise disposes of the real property securing the mortgage loan. All borrowers are required to obtain title insurance, fire and casualty insurance and, if warranted, flood insurance on properties securing real estate loans.

Commercial Real Estate Loans. We originate commercial real estate loans, most of which are secured by properties located in our primary market area. At December 31, 2020, $260.3 million, or 42.9%, of our total loan portfolio consisted of commercial real estate loans. Commercial real estate loans are generally secured by five-or-more-unit apartment buildings, industrial properties and properties used for business purposes such as small office buildings and retail facilities. We generally originate adjustable-rate commercial real estate loans with a maximum term of 25 years with adjustable rate periods every five years. The maximum loan-to-value ratio for our commercial real estate loans is 75%, based on the appraised value of the property.

We consider a number of factors when we originate commercial real estate loans. During the underwriting process we evaluate the business qualifications and financial condition of the borrower, including credit history, profitability of the property being financed, as well as the value and condition of the mortgaged property securing the loan. When evaluating the business qualifications of the borrower, we consider the financial resources of the borrower, the borrower’s experience in owning or managing similar property and the borrower’s payment history with us and other financial institutions. In evaluating the property securing the loan, we consider the net operating income of the mortgaged property before debt service and depreciation, the ratio of the loan amount to the appraised value of the mortgaged property and the debt service coverage ratio (the ratio of net operating income to debt service) to ensure it is at least 120% of the monthly debt service. We require personal guarantees on all commercial real estate loans made to individuals. Generally, commercial real estate loans made to corporations, partnerships and other business entities require personal guarantees by the principals. All borrowers are required to obtain title, fire and casualty insurance and, if warranted, flood insurance.

Loans secured by commercial real estate generally are generally larger than residential mortgage loans and involve greater credit risk. Commercial real estate loans often involve large loan balances to single borrowers or groups of related borrowers. Repayment of these loans depends to a large degree on the results of operations and management of the properties securing the loans or the businesses conducted on such property, and may be affected to a greater extent by adverse conditions in the real estate market or the economy in general. Accordingly, the nature of these loans makes them more difficult for management to monitor and evaluate.

The maximum amount of a commercial real estate loan is limited by our board-established loans-to-one-borrower limit, which is currently 15% of Magyar Bank’s capital, or $10.0 million at December 31, 2020. At December 31, 2020, our largest commercial real estate loan was for $6.1 million to refinance a 21,000 square foot building consisting of office, retail, and storage units in Summit, New Jersey. The loan was performing in accordance with its repayment terms at December 31, 2020.

At December 31, 2020, nine commercial real estate loans totaling $3.1 million were non-performing. During the quarter ended December 31, 2020 and the fiscal year ended September 30, 2020, there were no charge-offs against the allowance for loan loss, and during the year ended September 30, 2020 there were $5,000 in recoveries from prior year charge-offs. Interest income of $87,000 would have been recorded on non-performing commercial real estate loans for the year ended September 30, 2020, if they had been current in accordance with their original terms. Interest income recognized on such loans for the year ended September 30, 2020 was $49,000. All other loans secured by commercial real estate were performing in accordance with their repayment terms.

Construction Loans. We also originate construction loans for the development of one-to four-family homes, apartment buildings and commercial properties. Construction loans are generally offered to experienced local developers operating in our primary market area and to individuals for the construction of their personal residences. At December 31, 2020, our construction loans totaled $23.4 million, or 3.9% of total loans.

At December 31, 2020, construction loans for the development of one-to four-family residential properties totaled $9.6 million. These construction loans generally have a maximum term of 24 months. At the end of the construction phase, the loan may convert to a permanent mortgage loan or the loan may be paid in full. We provide financing for land acquisition, site improvement and construction of individual homes. Land acquisition loans are limited to 50% to 75% of the sale price of the land. Site improvement loans are limited to 100% of the bonded site improvement costs. Construction loans are limited to 75% of the lesser of the contract sale price or appraised value of the property (less funds already advanced for land acquisition and site improvement).

At December 31, 2020, construction loans for the development of commercial properties totaled $7.4 million. These construction loans have a maximum term of 24 months. The maximum loan-to-value ratio limit applicable to these loans is 75% of the appraised value of the property.

At December 31, 2020, construction loans for the development of town homes, condominiums and apartment buildings totaled $6.4 million. The maximum loan-to-value ratio limit applicable to these loans is 70% of the appraised value of the property. We may retain up to 10% of each loan advance until the property attains a 90% occupancy level.

The maximum amount of a construction loan is limited by our loans-to-one-borrower limit, which is currently 15% of Magyar Bank’s capital, or $10.0 million at December 31, 2020. At December 31, 2020, our largest outstanding construction loan was a $2.8 million loan to finance the construction of single-family home in Colts Neck, New Jersey. The loan has been past due greater than 90 days since we declined to renew the loan upon its maturity in January 2018. At December 31, 2020, the Bank was in the process of foreclosing on the real estate collateral securing the loan as well as pursuing the personal guarantors of the loan. At December 31, 2020, there were a total of two non-performing construction loan totaling $4.6 million. Interest income of $243,000 would have been recorded on these non-performing construction loans for the year ended September 30, 2020, if they had been current in accordance with their original terms. Interest income recognized on such loans for the year ended September 30, 2020 was $54,000. During the year ended September 30, 2020, $65,000 was charged-off against the allowance for loan losses and there were no recoveries from prior year charge-offs. During the quarter ended December 31, 2020, there were no charge-offs or recoveries of construction loans.

Before making a commitment to fund a construction loan, we require an appraisal of the property by an independent licensed appraiser. We generally also engage an outside engineering firm to review and inspect each property before disbursement of funds during the term of a construction loan. Loan proceeds are disbursed after inspection based on the percentage of completion method. We require a personal guarantee from each principal of all of our construction loan borrowers.

Construction lending is generally considered to involve a higher degree of credit risk than long-term financing on improved, owner-occupied real estate. Risk of loss on a construction loan depends largely upon the accuracy of the initial estimate of the value of the property at completion of construction compared to the estimated cost (including interest) of construction and other assumptions. If the estimate of construction cost is inaccurate, we may be required to advance funds beyond the amount originally committed in order to protect the value of the property. Additionally, if our estimate of the value of the completed property is inaccurate, our construction loan may exceed the value of the collateral.

Commercial Business Loans. At December 31, 2020, our commercial business loans totaled $91.2 million, or 15.0% of total loans. We make commercial business loans primarily in our market area to a variety of professionals, sole proprietorships and small and mid-sized businesses. Our commercial business loans include term loans and revolving lines of credit. The maximum term of a commercial business loan is 25 years. Such loans are generally used for longer-term working capital purposes such as purchasing equipment or furniture. Commercial business loans are made with either adjustable or fixed rates of interest. The interest rates for adjustable commercial business loans are typically based on the prime rate as published in The Wall Street Journal.

Included in commercial business loans are SBA 7(a) loans, on which the SBA provides guarantees of up to 90% of the principal balance. These loans are made for the purposes of providing working capital and financing the purchase of equipment, inventory or commercial real estate, and may be made to borrowers inside or outside of our primary lending area. Generally, a borrower of an SBA 7(a) loan has a deficiency in its credit profile that would not allow the borrower to qualify for a traditional commercial loan, which is why the government guarantee of a portion of the loan makes it a more desirable product for us to offer. The deficiency may be a higher loan to value ratio, lower debt service coverage ratio or weak personal financial guarantees. In addition, many SBA 7(a) loans are for start-up businesses where there is no history of financial information. Finally, many SBA borrowers do not have an ongoing and continuous banking relationship with the Bank, but merely work with the Bank on a single transaction. The guaranteed portions of our SBA loans are generally sold in the secondary market.

When making commercial business loans, we consider the financial strength of the borrower, our lending history with the borrower, the debt service capabilities of the borrower, the projected cash flows of the business and the value and type of the collateral. Commercial business loans generally are secured by a variety of collateral, primarily accounts receivable, inventory, equipment, savings instruments and readily marketable securities. In addition, we generally require the business principals to execute personal guarantees.

Commercial business loans generally have greater credit risk than the residential mortgage loans that we originate. Unlike residential mortgage loans, which generally are made on the basis of the borrower’s ability to repay the loan from his or her employment income, and which are secured by real property with ascertainable value, commercial business loans generally are made on the basis of the borrower’s ability to repay the loan from the cash flow of the borrower’s business. As a result, the repayment of commercial business loans may depend substantially on the success of the borrower’s business. As such, the performance of these types of loans may be particularly sensitive to local and/or national economic conditions. Further, any collateral securing commercial business loans may depreciate over time, may be difficult to appraise and may fluctuate in value. We try to minimize these risks through our underwriting standards.

We participated in the PPP to provide liquidity using the SBA’s platform to small businesses and self-employed individuals to maintain their staff and operations through the COVID-19 pandemic. This liquidity is in the form of a loan, 100% guaranteed by the SBA, that is forgivable provided the funds received by the borrower are used on qualifying payroll costs, and to a lesser extent, rent, utilities and interest on qualifying mortgage payments. The loans bear a fixed rate of 1.0% and loan payments are deferred through the date that the SBA remits the borrower’s loan forgiveness amount to the lender (or, if the borrower does not apply for loan forgiveness, 10 months after the end of the borrower’s loan forgiveness covered period). We originated 350 PPP loans totaling $56.0 million through December 31, 2020, for which we received $2.0 million in origination fees from the SBA. These fees are amortized over the expected life of the loans, which is two years for loans originated prior to June 4, 2020 and five years for loans originated June 5, 2020 or later. Through December 31, 2020, 48 loans totaling $10.0 million had been forgiven by the SBA.

The maximum amount of a commercial business loan is limited by our loans-to-one-borrower limit, which is 15% of Magyar Bank’s capital, or $10.0 million at December 31, 2020. At December 31, 2020, our largest commercial business loan was a $7.4 million loan to a company that provides janitorial services and was secured by the accounts receivable of the company. This loan was performing according to its repayment terms at December 31, 2020. At December 31, 2020, two commercial business loans totaling $1.4 million were non-performing. During the quarter ended December 31, 2020, there were no charge-offs against the allowance for loan losses and there was a $90,000 recovery from a prior year charge-off.

Home Equity Lines of Credit and Other Loans. We originate home equity lines of credit secured by residences located in our market area. At December 31, 2020, these loans totaled $19.8 million, or 3.3% of our total loan portfolio. The underwriting standards we use for home equity lines of credit include a determination of the applicant’s credit history, an assessment of the applicant’s ability to meet existing obligations, the ongoing payments on the proposed loan and the value of the collateral securing the loan. The maximum combined (first and second mortgage liens) loan-to-value ratio for home equity lines of credit is 80%. Home equity lines of credit have adjustable rates of interest, indexed to the prime rate, as reported in The Wall Street Journal, with terms of up to 25 years.

The maximum amount of a home equity line of credit loan is limited by our loans-to-one-borrower limit, which is 15% of Magyar Bank’s capital, or $10.0 million at December 31, 2020. At December 31, 2020, our largest home equity line of credit loan was $2.5 million. The loan was performing according to its repayment terms at December 31, 2020. There were no non-performing home equity lines of credit at December 31, 2020. During the quarter ended December 31, 2020 there were no charge-offs or recoveries of home equity lines of credit.

We also originate loans secured by the common stock of publicly traded companies, provided their shares are listed on the New York Stock Exchange or the NASDAQ Stock Market, and provided the company is not a banking company. Stock-secured loans are interest-only and are offered for terms up to twelve months and for adjustable rates of interest indexed to the prime rate, as reported in The Wall Street Journal. The loan amount is not to exceed 70% of the value of the stock securing the loan at any time.

At December 31, 2020, stock-secured loans totaled $3.8 million, or 0.6% of our total net loan portfolio. Generally, we limit the aggregate amount of loans secured by the common stock of any one corporation to 15% of Magyar Bank’s capital, with the exception of Johnson & Johnson, for which the collateral concentration limit is 150% of Magyar Bank’s capital. At December 31, 2020, loans totaling $3.7 million, or 0.6% of our loan portfolio, were secured by the common stock of Johnson & Johnson a New York Stock Exchange company that operates a number of facilities in our market area and employs a substantial number of residents. Although these loans are underwritten based on the ability of the individual borrower to repay the loan, the concentration of our portfolio secured by this stock subjects us to the risk of a decline in the market price of the stock and, therefore, a reduction in the value of the collateral securing these loans. As of December 31, 2020, the aggregate loan-to-value ratio of the stock-secured portfolio was 14.3%.

Loan Approval Procedures and Authority. Pursuant to federal law, the aggregate amount of loans that Magyar Bank is permitted to make to any one borrower or a group of related borrowers is generally limited to 15% of Magyar Bank’s unimpaired capital and surplus (25% if the amount in excess of 15% is secured by “readily marketable collateral” or 30% for certain residential development loans). At December 31, 2020, based on the 15% limitation, Magyar Bank’s loans-to-one-borrower limit was approximately $10.0 million. At December 31, 2020, Magyar Bank had no borrowers with outstanding balances in excess of this amount. At December 31, 2020, our largest loan outstanding with one borrower was approximately $7.4 million, secured by accounts receivable, and was performing in accordance with its original terms on that date.

Our lending is subject to written underwriting standards and origination procedures. Decisions on loan applications are made on the basis of detailed applications submitted by the prospective borrower, credit histories that we obtain, and property valuations (consistent with our appraisal policy) prepared by outside independent licensed appraisers approved by our board of directors as well as internal evaluations, where permitted by regulations. The loan applications are designed primarily to determine the borrower’s ability to repay the requested loan, and the more significant items on the application are verified through use of credit reports, bank statements and tax returns. For residential mortgage lending, we generally follow underwriting procedures that are consistent with Freddie Mac guidelines.

Under our loan policy, the individual sponsoring an application is responsible for ensuring that all documentation is obtained prior to the submission of the application to an independent underwriter and/or officer for approval. In addition, an underwriting and/or approving officer verifies that the application meets our underwriting guidelines described below. Also, each application file is reviewed to assure its accuracy and completeness. Our quality control process includes reviews of underwriting decisions, appraisals and documentation. We are currently using the services of an independent company to perform the underwriting quality control reviews of residential mortgages.

Generally, we require title insurance or abstracts on our mortgage loans as well as fire and extended coverage casualty insurance in amounts at least equal to the principal amount of the loan or the value of improvements on the property, depending on the type of loan. We also require flood insurance to protect the property securing its interest when the property is located in a Special Flood Hazard Area designated by the Federal Emergency Management Agency and is participating in the National Flood Insurance Program.

Our loan approval policies and limits are established by our Board of Directors. All loans are approved in accordance with the loan approval policies and limits. Lending authorities are approved annually by the Board of Directors, and Magyar Bank lending staff are authorized to approve loans up to their lending authority limits, provided the loan meets all of our underwriting guidelines.

Loan requests for aggregate borrowings up to $4.0 million must be approved by Magyar Bank’s Chief Lending Officer or President. Other members of our lending staff have lesser amounts of lending authority based on their experience as lending officers. Loan requests for aggregate borrowings up to $6.0 million must be approved by

Magyar Bank’s Management Loan Committee. The Management Loan Committee is comprised of the President, Chief Lending Officer and various bank officers appointed by the Board of Directors. A quorum of three members including either the President or the Chief Lending Officer is required for all Management Loan Committee meetings. The Directors Loan Committee and the Board of Directors must approve all loan requests for aggregate borrowings in excess of $6.0 million.

Loan Originations, Purchases, Participations and Servicing of Loans. Lending activities are conducted primarily by our loan personnel operating at our main and branch office locations. All loans originated by us are underwritten pursuant to our policies and procedures. We originate both adjustable-rate and fixed-rate loans. Our ability to originate fixed- or adjustable-rate loans is dependent upon the relative customer demand for such loans, which is affected by the current and expected future levels of market interest rates.

Generally, we retain in our portfolio substantially all loans that we originate. Historically, we have not originated a significant number of loans for the purpose of resale into the secondary market. In the future, however, to help manage our interest rate risk and to increase fee income, we may increase our origination and sale of fixed-rate residential mortgage loans and commercial business loans guaranteed by the SBA. All one-to four-family residential mortgage loans that we sell in the secondary market are sold with servicing rights retained pursuant to master commitments negotiated with Freddie Mac. We sell our loans to Freddie Mac without recourse. No loans were held for sale at December 31, 2020.

At December 31, 2020, we were servicing SBA-guaranteed and commercial participation loans sold in the amount of $23.4 million and $17.6 million, respectively. Loan servicing includes collecting and remitting loan payments, accounting for principal and interest, contacting delinquent mortgagors, supervising foreclosures and property dispositions in the event of unremedied defaults, making certain insurance and tax payments on behalf of the borrowers and generally administering the loans.

From time-to-time, we will also participate in loans, sometimes as the “lead lender.” Whether we are the lead lender or not, we underwrite our participation portion of the loan according to our own underwriting criteria and procedures. At December 31, 2020, we had $16.9 million of loan participation interests in which we were the lead lender, and $19.8 million in loan participations in which we were not the lead lender. There were no commercial real estate loan participations originated during the quarter ended December 31, 2020 or the fiscal year ended September 30, 2020 in which we were not the lead lender. We have entered into certain loan participations when the aggregate outstanding balance of a particular customer relationship exceeds our loan-to-one-borrower limit. All loan participations are loans secured by real estate that adhere to our loan policies. At December 31, 2020, all participation loans were performing in accordance with their terms.

During the quarter ended December 31, 2020, we originated $5.8 million of fixed-rate and adjustable-rate one-to four-family residential mortgage loans and $20.0 million of fixed-rate and adjustable-rate commercial real estate loans. The fixed-rate loans are primarily loans with terms of 30 years or less. We did not purchase any adjustable-rate one-to four-family residential mortgage loans. We also originated $1.6 million of construction loans, $4.8 million of commercial business loans and $3.1 million of home equity lines of credit and other loans.

We generally do not purchase residential mortgage loans, except for loans to low-income borrowers as part of our Community Reinvestment Act lenders program. At December 31, 2020, we had $15.2 million of one-to four-family residential mortgage loans that were serviced by other lenders.

Asset Quality

We commence collection efforts when a loan becomes 15 days past due with system-generated reminder notices. Subsequent late charge and delinquent notices are issued and the account is monitored on a regular basis thereafter. Personal, direct contact with the borrower is attempted early in the collection process as a courtesy reminder and later to determine the reason for the delinquency and to safeguard our collateral. When a loan is more than 60 days past due, the credit file is reviewed and, if deemed necessary, information is updated or confirmed and collateral re-evaluated. We make every effort to contact the borrower and develop a plan of repayment to cure the delinquency. Loans are placed on non-accrual status when they are delinquent for more than three months. When loans are placed on non-accrual status, unpaid accrued interest is fully reversed, and further income is recognized only to the extent received.

A summary report of all loans 30 days or more past due is provided to the board of directors on a monthly basis. If no repayment plan is in process, the file is referred to counsel for the commencement of foreclosure or other collection efforts.

Non-Performing Assets. The table below sets forth the amounts and categories of our non-performing assets at the dates indicated. The table includes TDRs for each date presented.

	At December 31, 2020	September 30,
		2020	2019	2018	2017	2016
	(Dollars in thousands)
Non-accrual loans:
One-to four-family residential	$944	$905	$114	$138	$1,663	$2,486
Commercial real estate	3,122	2,219	2,652	455	482	443
Construction	4,580	5,141	2,900	—	—	—
Home equity lines of credit	—	—	—	90	—	281
Commercial business	1,395	1,467	1,228	223	213	997

Total non-accrual loans	10,041	9,732	6,894	906	2,358	4,207

Accruing loans 90 days or more past due:
One-to four-family residential	—	—	—	—	—	—
Commercial real estate	—	—	—	—	—	—
Construction	—	—	—	—	—	—
Home equity lines of credit	—	—	—	—	—	—
Commercial business	—	—	—	—	—	—

Other	—	—	—	—	—	—

Total loans 90 days or more past due	—	—	—	—	—	—

Total non-performing loans	10,041	9,732	6,894	906	2,358	4,207
Other real estate owned	2,072	2,594	7,528	8,586	11,056	12,082

Total non-performing assets	12,113	12,326	14,422	9,492	13,414	16,289
Performing troubled debt restructurings	218	220	363	—	182	—

Performing troubled debt restructurings and total non-performing assets	$12,331	$12,546	$14,785	$9,492	$13,596	$16,289

Ratios:
Total non-performing loans to total loans	1.65%	1.59%	1.32%	0.18%	0.50%	0.92%
Total non-performing loans and performing troubled debt restructurings to total loans	1.69%	1.63%	1.39%	0.18%	0.54%	0.92%
Total non-performing assets to total assets	1.63%	1.63%	2.29%	1.52%	2.22%	2.79%
Total non-performing assets and performing troubled debt restructurings to total assets	1.66%	1.66%	2.35%	1.52%	2.25%	2.79%

At December 31, 2020, our portfolio of commercial business, commercial real estate and construction loans totaled $375.0 million, or 61.8% of our total loans, compared to $309.8 million, or 59.2% of our total loans, at September 30, 2019. Commercial business, commercial real estate and construction loans generally have more risk than one-to four-family residential mortgage loans. As shown in the table above, our TDRs and total non-performing assets decreased $215,000 to $12.3 million at December 31, 2020 from $12.5 million at September 30, 2020, and decreased $2.5 million from $14.8 million at September 30, 2019.

Interest income of $179,000 and $508,000 would have been recorded during the quarter ended December 31, 2020 and the fiscal year ended September 30, 2020, respectively, if the non-accrual loans summarized in the above table had performed in accordance with their original terms. We recognized $54,000 and $0 of interest income for these loans for the quarter ended December 31, 2020 and the fiscal year ended September 30, 2020.

We account for its impaired loans in accordance with generally accepted accounting principles, which require that a creditor measure impairment based on the present value of expected future cash flows discounted at the loan’s effective interest rate except that, as a practical expedient, a creditor may measure impairment based on a loan’s observable market price less estimated costs of disposal, or the fair value of the collateral less estimated costs of disposal if the loan is collateral dependent. Regardless of the measurement method, a creditor may measure impairment based on the fair value of the collateral when the creditor determines that foreclosure is probable.

We record cash receipts on impaired loans that are non-performing as a reduction to principal before applying amounts to interest or late charges unless specifically directed by the Bankruptcy Court to apply payments otherwise. We generally continue to recognize interest income on impaired loans that are performing.

TDRs occur when a creditor, for economic or legal reasons related to a debtor’s financial condition, grants a concession to the debtor that it would not otherwise consider, such as a below market interest rate, extending the maturity of a loan, or a combination of both. There was one new TDR totaling $218,000 during the three months ended December 31, 2020 that was performing in accordance with its restructured terms at December 31, 2020. There was one new TDR loan totaling $220,000 during the fiscal year ended September 30, 2020 that was performing in accordance with its restructured terms at September 30, 2020, and there was one new TDR loan totaling $363,000 during the fiscal year ended September 30, 2019.

Delinquent Loans. The following table sets forth certain information with respect to our loan portfolio delinquencies at the dates indicated. Loans delinquent more than three months are generally classified as non-accrual loans.

	Loans Delinquent For				Total
	60-89 Days		90 Days and Over
	Number	Amount	Number	Amount	Number	Amount
	(Dollars in thousands)
At December 31, 2020
One-to four-family residential	—	—	3	$944	3	$944
Commercial real estate	1	397	9	3,122	10	3,519
Construction	—	—	2	4,580	2	4,580
Commercial business	1	123	2	1,395	3	1,518

Total	2	$520	16	$10,041	18	$10,561

At September 30, 2020
One-to four-family residential	—	—	3	$905	3	$905
Commercial real estate	2	$886	8	2,219	10	3,105
Construction	—	—	3	5,141	3	5,141
Commercial business	1	129	3	1,467	4	1,596

Total	3	$1,015	17	$9,732	20	$10,747

At September 30, 2019
One-to four-family residential	—	—	1	$114	1	$114
Commercial real estate	1	$58	4	2,652	5	2,710
Construction	—	—	1	2,900	1	2,900
Commercial business	—	—	2	1,228	2	1,228

Total	1	$58	8	$6,894	9	$6,952

At September 30, 2018
One-to four-family residential	—	—	1	$138	1	$138
Commercial real estate	—	—	3	455	3	455
Home equity lines of credit	—	—	3	90	3	90
Commercial business	—	—	2	223	2	223

Total	—	—	9	$906	9	$906

At September 30, 2017
One-to four-family residential	1	$127	8	$1,663	9	$1,790
Commercial real estate	—	—	3	482	3	482
Home equity lines of credit	1	192	—	—	1	192
Commercial business	1	80	1	213	2	293

Total	3	$399	12	$2,358	15	$2,757

At September 30, 2016
One-to four-family residential	1	$44	10	$2,486	11	$2,530
Commercial real estate	1	490	3	443	4	933
Home equity lines of credit	—	—	3	281	3	281
Commercial business	1	3	1	997	2	1,000

Total	3	$537	17	$4,207	20	$4,744

Real Estate Owned. Real estate we acquire as a result of foreclosure or by deed in lieu of foreclosure is classified as other real estate owned (“OREO”) until sold. When property is acquired it is recorded at fair value less estimated cost to sell at the date of foreclosure, establishing a new cost basis. Holding costs and declines in fair value result in charges to expense after acquisition.

We held $2.1 million and $2.6 million of OREO properties at December 31, 2020 and September 30, 2020, respectively, representing a decrease of $5.4 million and $4.9 million, respectively, from $7.5 million at September 30, 2019. During the year ended September 30, 2020, we were able to dispose of seven properties with an aggregate carrying value of $4.6 million~~.~~ During the quarter ended December 31, 2020, we disposed of one property with a carrying value of $297,000. There were no new properties recorded as OREO during the quarter ended December 31, 2020 or during the fiscal year ended September 30, 2020.

OREO at December 31, 2020 consisted of one residential lot totaling $66,000, one compilation of real estate lots/land totaling $490,000, and two commercial real estate properties totaling $1.5 million. The Bank is determining the proper course of action for its OREO, which may include holding the properties until the real estate market improves, marketing the properties for individual sale, or selling properties to an investor and/or developer.

We recorded $150,000 and $371,000 in valuation allowances against its OREO during quarter ended December 31, 2020 and the year ended September 30, 2020 based on updated appraisals or executed contracts of sale. Further declines in real estate values may result in a charge to expense in the future. Routine holding costs are charged to expense as incurred and improvements to OREO that enhance the value of the real estate are capitalized.

Classified Assets. Federal banking regulations provide that loans and other assets of lesser quality should be classified as “substandard,” “doubtful” or “loss” assets. An asset is considered “substandard” if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. “Substandard” assets include those characterized by the “distinct possibility” we will sustain “some loss” if the deficiencies are not corrected. Assets classified as “doubtful” have all of the weaknesses inherent in those classified “substandard,” with the added characteristic that the weaknesses present make “collection or liquidation in full,” on the basis of currently existing facts, conditions, and values, “highly questionable and improbable.” Assets classified as “loss” are those considered “un-collectible” and of such little value their continuance as assets without the establishment of a specific loss reserve is not warranted. We classify an asset as “special mention” if the asset has a potential weakness that warrants management’s close attention. While such assets are not impaired, management has concluded that if the potential weakness in the asset is not addressed, the value of the asset may deteriorate, adversely affecting the repayment of the asset. On the basis of our review at December 31, 2020, classified assets consisted of $2.9 million in special mention loans, $11.4 million in substandard loans, and $824,000 in substandard OREO.

We are required to establish an allowance for loan losses in an amount deemed prudent by management for loans classified substandard or doubtful, as well as for other problem loans. General allowances represent loss allowances which have been established to recognize the inherent losses associated with lending activities, but which, unlike impairment allowances, have not been allocated to particular problem assets. When we classify problem assets, we are required to determine whether or not impairment exists. A loan is impaired when, based on current information and events, it is probable that Magyar Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement. When it is determined that impairment exists, a specific allowance for loss is established. For collateral-dependent loans, the loan is reduced by the impairment amount via a reduction to the loan and the allowance for loan loss. Our determination as to the classification of our assets and the amount of our valuation allowances is subject to review by the NJDOBI and the FDIC, which can direct us to establish additional loss allowances.

The loan portfolio is reviewed on a regular basis to determine whether any loans require classification in accordance with applicable regulations. Not all classified assets constitute non-performing assets.

Allowance for Loan Losses

Our allowance for loan losses is maintained at a level management deems necessary to absorb loan losses that are both probable and reasonably estimable. Management, in determining the allowance for loan losses, considers the losses in our loan portfolio both probable and reasonably estimable, and changes in the nature and volume of loan activities, along with the general economic and real estate market conditions. The allowance for loan losses as of December 31, 2020 was maintained at a level that represents management’s best estimate of losses in the loan portfolio both probable and reasonably estimable. However, this analysis process is inherently subjective, as it requires us to make estimates that are susceptible to revisions as more information becomes available. Although we believe we have established the allowance at levels to absorb probable and estimable losses, future additions may be necessary if economic or other conditions in the future differ from the current environment.

In addition, as an integral part of their examination process, the NJDOBI and the FDIC will periodically review our allowance for loan losses. Such agencies may require us to recognize additions to the allowance based on their judgments of information available to them at the time of their examination.

The provision for loan losses was $640,000 for the quarter ended December 31, 2020 and increased $1.0 million to $1.7 million for the year ended September 30, 2020 compared to $668,000 for the year ended September 30, 2019. The increase was attributable to growth in total loans receivable and higher adjustments to the historical loss factors for economic conditions relating to the COVID-19 pandemic.

Allowance for Loan Losses. The following table sets forth activity in our allowance for loan losses for the periods indicated.

	At or for the Quarter Ended December 31,	At or for the Fiscal Year Ended September 30,
	2020	2020	2019	2018	2017	2016
	(Dollars in thousands)
Balance at beginning of period	$6,400	$4,888	$4,200	$3,475	$3,056	$2,886

Charge-offs:
One-to four-family residential	—	—	—	213	295	134
Commercial real estate	—	—	1	—	23	61
Construction	—	65	—	—	—	—
Home equity lines of credit	—	—	—	—	—	98
Commercial business	—	204	100	170	672	1,118
Other	—	—	—	3	—	—

Total charge-offs	—	269	101	386	990	1,411

Recoveries:
One-to four-family residential	—	9	120	87	35	—
Commercial real estate	—	5	—	23	—	100
Construction	—	—	—	3	12	7
Home equity lines of credit	—	1	1	1	15	82
Commercial business	90	100	—	—	4	26

Total recoveries	90	115	121	114	66	215

Net charge-offs	(90)	154	(20)	272	924	1,196
Provision for loan losses	640	1,666	668	997	1,343	1,366

Balance at end of period	$7,130	$6,400	$4,888	$4,200	$3,475	$3,056

Ratios:
Net charge-offs to average loans outstanding	(0.01)%	0.03%	0.00%	0.06%	0.20%	0.28%
Allowance for loan losses to total non-performing loans at end of period	71.01%	65.76%	70.90%	463.57%	147.37%	72.64%
Allowance for loan losses to total loans at end of period	1.17%	1.05%	0.93%	0.82%	0.73%	0.67%

Allocation of Allowance for Loan Losses. The following table sets forth the allowance for loan losses allocated by loan category, the percent of the allowance to the total allowance and the percent of loans in each category to total loans at the dates indicated. The allowance for loan losses allocated to each category is not necessarily indicative of future losses in any particular category and does not restrict the use of the allowance to absorb losses in other categories.

	Amount	% of Allowance In Category to Total Allowance	% of Loans In Category to Total Loans
	(Dollars in thousands)
At December 31, 2020
One-to four-family residential	$1,155	16.2%	34.3%
Commercial real estate	3,408	47.8%	42.9%
Construction	470	6.6%	3.9%
Home equity lines of credit	267	3.7%	3.3%
Commercial business	1,716	24.1%	15.0%
Other	2	0.0%	0.6%
Unallocated	112	1.6%	0.0%

Total allowance for loan losses	$7,130	100.0%	100.0%

At September 30, 2020
One-to four-family residential	$1,035	16.2%	34.4%
Commercial real estate	3,232	50.4%	40.6%
Construction	672	10.5%	4.6%
Home equity lines of credit	179	2.8%	3.2%
Commercial business	1,034	16.2%	16.5%
Other	1	0.0%	0.7%
Unallocated	247	3.9%	0.0%

Total allowance for loan losses	$6,400	100.0%	100.0%

At September 30, 2019
One-to four-family residential	$731	14.9%	36.4%
Commercial real estate	2,066	42.3%	44.5%
Construction	511	10.5%	5.4%
Home equity lines of credit	138	2.8%	3.4%
Commercial business	1,184	24.2%	9.3%
Other	8	0.2%	1.0%
Unallocated	250	5.1%	0.0%

Total allowance for loan losses	$4,888	100.0%	100.0%

At September 30, 2018
One-to four-family residential	$687	16.4%	36.2%
Commercial real estate	1,540	36.7%	42.8%
Construction	493	11.7%	5.9%
Home equity lines of credit	109	2.6%	3.5%
Commercial business	1,151	27.4%	10.4%
Other	25	0.6%	1.2%
Unallocated	195	4.6%	0.0%

Total allowance for loan losses	$4,200	100.0%	100.0%

At September 30, 2017
One-to four-family residential	$587	16.9%	37.6%
Commercial real estate	1,277	36.8%	43.7%
Construction	490	14.1%	4.8%
Home equity lines of credit	57	1.6%	3.9%
Commercial business	956	27.5%	8.7%
Other	6	0.2%	1.3%
Unallocated	102	2.9%	0.00%

Total allowance for loan losses	$3,475	100.0%	100.0%

At September 30, 2016
One-to four-family residential	$542	17.7%	37.8%
Commercial real estate	1,075	35.2%	43.6%
Construction	361	11.8%	3.3%
Home equity lines of credit	71	2.3%	4.8%
Commercial business	976	32.0%	8.5%
Other	9	0.3%	2.0%
Unallocated	22	0.7%	0.0%

Total allowance for loan losses	$3,056	100.0%	100.0%

Investments

Our Board of Directors has adopted our Investment Policy. This policy determines the types of securities in which we may invest. The Investment Policy is reviewed annually by the Board of Directors and changes to the policy are subject to approval by our Board of Directors. While general investment strategies are developed by the Asset and Liability Committee, the execution of specific actions rests primarily with our President and our Chief Financial Officer. They are responsible for ensuring the guidelines and requirements included in the Investment Policy are followed. They are authorized to execute transactions that fall within the scope of the established Investment Policy up to $2.5 million per transaction individually or $5.0 million per transaction jointly. Investment transactions in excess of $5.0 million must be approved by the Asset and Liability Committee. Investment transactions are reviewed and ratified by the Board of Directors at their regularly scheduled meetings.

Our investments portfolio may include U.S. Treasury obligations, debt and equity securities issued by various government-sponsored enterprises, including Fannie Mae and Freddie Mac, mortgage-backed securities, certain certificates of deposit of insured financial institutions, overnight and short-term loans to other banks, investment-grade corporate debt instruments, and municipal securities. In addition, we may invest in equity securities subject to certain limitations and not in excess of Magyar Bank’s Tier 1 capital.

The Investment Policy requires that securities transactions be conducted in a safe and sound manner, and purchase and sale decisions be based upon a thorough analysis of each security to determine its quality and inherent risks and fit within our overall asset/liability management objectives. The analysis must consider the effect of an investment or sale on our risk-based capital and prospects for yield and appreciation.

At December 31, 2020, our securities portfolio totaled $47.3 million, or 6.4% of our total assets. Securities are classified as held-to-maturity or available-for-sale when purchased. At December 31, 2020, $32.5 million of our securities were classified as held-to-maturity and reported at amortized cost, and $14.8 million were classified as available-for-sale and reported at fair value. At December 31, 2020, we held no investment securities classified as held-for-trading.

U.S. Government Agency and Government-Sponsored Enterprise Obligations. At December 31, 2020, our U.S. Government Agency and Government-Sponsored Enterprise Obligations totaled $44.0 million, or 93.1% of our total securities portfolio. Of this amount, $32.5 million were mortgage-backed securities and $11.5 million were debt securities. While these securities generally provide lower yields than other securities in our securities portfolio, we hold these securities, to the extent appropriate, for liquidity purposes and as collateral for certain deposits or borrowings. We invest in these securities to achieve positive interest rate spreads with minimal administrative expense, and to lower our credit risk as a result of the guarantees provided by these issuers.

Mortgage-Backed Securities. We purchase mortgage-backed pass through and collateralized mortgage obligation (“CMO”) securities insured or guaranteed by Fannie Mae, Freddie Mac or Ginnie Mae. To a lesser extent, we also invest in mortgage-backed securities issued or sponsored by private issuers. At December 31, 2020, our mortgage-backed securities, including CMOs, totaled $32.8 million, or 69.3% of our total securities portfolio. Included in this balance was $255,000 of mortgage-backed securities issued by private issuers. Our policy is to limit purchases of privately issued mortgage-backed securities to non-high risk securities rated “A” or higher by a nationally recognized credit rating agency. High risk securities generally are defined as those exhibiting significantly greater volatility of estimated average life and price due to changes in interest rates than 30-year fixed rate securities.

Mortgage-backed pass through securities are created by pooling mortgages and issuing a security with an interest rate less than the interest rate on the underlying mortgages. Mortgage-backed pass through securities represent a participation interest in a pool of single-family or multi-family mortgages. As loan payments are made by the borrowers, the principal and interest portion of the payment is passed through to the investor as received. CMOs are also backed by mortgages. However, they differ from mortgage-backed pass through securities because the principal and interest payments on the underlying mortgages are structured so that they are paid to the security holders of pre-determined classes or tranches at a faster or slower pace. The receipt of these principal and interest payments, which depends on the estimated average life for each class, is contingent on a prepayment speed assumption assigned to the underlying mortgages. Variances between the assumed payment speed and actual payments can significantly alter the average lives of such securities. Mortgage-backed securities and CMOs generally yield less than the loans that underlie such securities because of the cost of payment guarantees and credit enhancements. However, mortgage-backed securities are usually more liquid than individual mortgage loans and may be used to collateralize borrowings and other liabilities.

Mortgage-backed securities present a risk that actual prepayments may differ from estimated prepayments over the life of the security, which may require adjustments to the amortization of any premium or accretion of any discount relating to such instruments that can change the net yield on the securities. There is also reinvestment risk associated with the cash flows from such securities or if the securities are redeemed by the issuer. In addition, the market value of such securities may be adversely affected by changes in interest rates.

Our mortgage-backed securities portfolio had a weighted average yield of 2.29% at December 31, 2020. The estimated fair value of our mortgage-backed securities portfolio at December 31, 2020 was $33.4 million, which was $663,000 more than the amortized cost. Mortgage-backed securities in Magyar Bank’s portfolio do not contain sub-prime mortgage loans.

Corporate and Other Securities. At December 31, 2020, we held one corporate note issued by Wells Fargo Bank at its amortized value totaling $3.0 million. Our Investment Policy allows for the purchase of such instruments and requires that corporate debt obligations be rated in one of the four highest categories by a nationally recognized rating service. We may invest up to 25% of Magyar Bank’s investment portfolio in corporate debt obligations and up to 15% of Magyar Bank’s capital in any one issuer.

Equity Securities. At December 31, 2020, we held no equity securities other than $2.0 million in FHLBNY stock. The investment in FHLBNY stock is classified as a restricted security, carried at cost and evaluated for impairment. Equity securities are not insured or guaranteed investments and are affected by market interest rates and stock market fluctuations. Such investments other than the FHLBNY are carried at their fair value and fluctuations in the fair value of such investments, including temporary declines in value, directly affect our net capital position.

Securities Portfolios. The following tables set forth the composition of our securities portfolio (excluding FHLBNY common stock) at the dates indicated.

	At December 31, 2020				At September 30, 2020
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(Dollars in thousands)
Securities available for sale:
Obligations of U.S. government agencies:
Mortgage backed securities-residential	$275	$14	$—	$289	$350	$14	$—	$364
Obligations of U.S. government-sponsored enterprises:
Mortgage-backed securities-residential	9,455	80	(27)	9,508	9,092	108	(6)	9,194
Debt securities	5,000	1	—	5,001	5,000	3	—	5,003

Total securities available for sale	$14,730	$95	$(27)	$14,798	$14,442	$125	$(6)	$14,561

	At September 30, 2019				At September 30, 2018
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(Dollars in thousands)
Securities available for sale:
Obligations of U.S. government agencies:
Mortgage backed securities-residential	$480	$15	$—	$495	$1,463	$40	$(8)	$1,495
Obligations of U.S. government-sponsored enterprises:
Mortgage-backed securities-residential	14,663	80	(35)	14,708	19,262	13	(662)	18,613
Debt securities	1,500	—	—	1,500	2,500	—	(139)	2,361

Total securities available for sale	$16,643	$95	$(35)	$16,703	$23,225	$53	$(809)	$22,469

	At December 31, 2020				At September 30, 2020
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(Dollars in thousands)
Securities held to maturity:
Obligations of U.S. government agencies:
Mortgage backed securities-residential	$1,172	10	$(30)	$1,152	$1,453	11	$(33)	$1,431
Mortgage backed securities-commercial	757	—	—	757	775	—	—	775
Obligations of U.S. government-sponsored enterprises:
Mortgage-backed securities-residential	20,809	621	(3)	21,427	20,456	697	(3)	21,150
Debt securities	6,500	1	(1)	6,500	4,500	1	(16)	4,485
Private label mortgage-backed securities-residential	255	—	(2)	253	259	—	(5)	254
Corporate securities	3,000	—	(196)	2,804	3,000	—	(196)	2,804

Total securities held to maturity	$32,493	$632	$(232)	$32,893	$30,443	$709	$(253)	$30,899

	At September 30, 2019				At September 30, 2018
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(Dollars in thousands)
Securities held to maturity:
Obligations of U.S. government agencies:
Mortgage backed securities-residential	$445	$—	$(54)	391	$568	$—	$(93)	$475
Mortgage backed securities-commercial	842	—	(6)	836	904	—	(9)	895
Obligations of U.S. government-sponsored enterprises:
Mortgage-backed securities-residential	22,363	276	(47)	22,592	26,316	4	(867)	25,453
Debt securities	2,468	10	—	2,478	2,464	—	(142)	2,322
Private label mortgage-backed securities-residential	363	7	—	370	393	1	—	394
Corporate securities	3,000	—	(323)	2,677	3,000	—	(388)	2,612

Total securities held to maturity	$29,481	$293	$(430)	$29,344	$33,645	$5	$(1,499)	$32,151

At December 31, 2020, a total of 11 securities with an aggregate fair value of $11.4 million had gross unrealized losses of $259,000, or approximately 2.3% of fair value. None of these unrealized losses were considered other-than-temporary.

Portfolio Maturities and Yields. The composition, maturities and weighted average yields of the investment debt securities portfolio and the mortgage-backed securities portfolio at December 31, 2020 are summarized in the following tables. Maturities are based on the final contractual payment dates, and do not reflect the impact of prepayments or early redemptions that may occur.

	December 31, 2020
	One Year or Less		Less Than Five Years		More Than Five Years Through Ten Years		More Than Ten Years		Total Securities
	Amortized Cost	Yield	Amortized Cost	Yield	Amortized Cost	Yield	Amortized Cost	Yield	Amortized Cost	Yield
	(Dollars in thousands)
Securities available for sale:
Obligations of U.S. government agencies: Mortgage backed securities – residential	$—	—%	$—	—%	$—	—%	$275	3.50%	$275	3.50%
Obligations of U.S. government-sponsored enterprises:
Mortgage-backed securities-residential	—	—%	1,075	3.00%	1,768	1.76%	6,612	1.97%	9,455	2.05%
Debt securities	—	—%	5,000	0.65%	—	—%	—	—%	5,000	0.65%

Total securities available for sale	$—	—%	$6,075	1.07%	$1,768	1.76%	$6,887	2.03%	$14,730	1.60%

	December 31, 2020
	One Year or Less		Less Than Five Years		More Than Five Years Through Ten Years		More Than Ten Years		Total Securities
	Amortized Cost	Yield	Amortized Cost	Yield	Amortized Cost	Yield	Amortized Cost	Yield	Amortized Cost	Yield
	(Dollars in thousands)
Securities held to maturity:
Obligations of U.S. government agencies:
Mortgage backed securities – residential	$—	—%	$—	—%	$—	—%	$1,172	3.15%	1,172	3.15%
Mortgage-backed securities – commercial	—	—%	—	—%	757	0.66%	—	—%	757	0.66%
Obligations of U.S. government-sponsored enterprises:
Mortgage-backed securities-residential	2,840	1.79%	4,141	2.35%	4,040	2.48%	9,788	2.51%	20,809	2.37%
Debt securities	—	—%	6,500	0.52%	—	—%	—	—%	6,500	0.52%
Private label mortgage-backed securities – residential	—	—%	—	—%	—	—%	255	3.85%	255	3.85%
Corporate securities	—	—%		—%	3,000	0.70%	—	—%	3,000	0.70%

Total securities available for sale	$2,840	1.79%	$10,641	1.23%	$7,797	1.62%	$11,215	2.60%	$32,493	1.85%

Sources of Funds

General. Deposits, including certificates of deposit, demand, savings, NOW and money market accounts, have traditionally been the primary source of funds used for our lending and investment activities. We obtain certificates of deposit primarily through our branch network and to a lesser extent via the brokered CD market. We also use borrowings, primarily Federal Home Loan Bank advances, to supplement cash flow needs, to lengthen the maturities of liabilities for interest rate risk management and to manage our cost of funds. Additional sources of funds include principal and interest payments from loans and securities, loan and security prepayments and maturities, income on other earning assets and stockholders’ equity. While cash flows from loans and securities payments can be relatively stable sources of funds, deposit inflows and outflows can vary widely and are influenced by prevailing interest rates, market conditions and levels of competition.

Deposits. Our deposits are generated primarily from customers, including municipalities, within our primary market area. We offer a selection of deposit accounts, including demand accounts, NOW accounts, money market accounts, savings accounts, retirement accounts and certificates of deposit. Deposit account terms vary, with the principal differences being the minimum balance required, the amount of time the funds must remain on deposit and the interest rate. We also accept brokered deposits when attractive rates and terms are available. At December 31, 2020, we had $4.4 million of brokered deposits as compared to $9.4 million and $6.9 million in brokered deposits at September 30, 2020 and 2019, respectively.

Interest rates, maturity terms, service fees and withdrawal penalties are established on a periodic basis. Deposit rates and terms are based primarily on current operating strategies and market rates, liquidity requirements, rates paid by competitors and growth goals. Personalized customer service, long-standing relationships with customers and an active marketing program are relied upon to attract and retain deposits.

The flow of deposits is influenced significantly by general economic conditions, changes in money market and other prevailing interest rates and competition. The variety of deposit accounts offered allows us to be competitive in obtaining funds and responding to changes in consumer demand. Based on experience, we believe that our deposits are relatively stable. However, the ability to attract and maintain deposits, and the rates paid on these deposits, has been and will continue to be significantly affected by market conditions. At December 31, 2020, $118.8 million, or 19.4% of our deposit accounts, were certificates of deposit (including individual retirement accounts).

The following table sets forth the distribution of total deposit accounts, by account type, at the dates indicated.

	December 31,			September 30,
	2020			2020
Deposit Type	Balance	Percent	Weighted Average Rate	Balance	Percent	Weighted Average Rate
	(Dollars in thousands)
Demand accounts	$160,190	26.2%	0.00%	$163,562	26.5%	0.00%
Savings accounts	75,923	12.4%	0.21%	74,923	12.1%	0.26%
NOW accounts	76,986	12.6%	0.30%	65,447	10.6%	0.32%
Money market accounts	180,182	29.4%	0.35%	188,023	30.4%	0.47%
Certificates of deposit	103,443	16.9%	1.28%	110,650	17.9%	1.49%
Retirement accounts	15,340	2.5%	1.44%	15,725	2.5%	1.51%

Total deposits	$612,064	100.0%	0.42%	$618,330	100.00%	0.51%

	September 30,
	2019			2018
Deposit Type	Balance	Percent	Weighted Average Rate	Balance	Percent	Weighted Average Rate
	(Dollars in thousands)
Demand accounts	$106,422	20.1%	0.00%	$104,745	19.8%	0.00%
Savings accounts	70,598	13.3%	0.67%	81,373	15.4%	0.65%
NOW accounts	48,164	9.1%	0.59%	46,336	8.7%	0.32%
Money market accounts	188,115	35.5%	1.35%	167,340	31.6%	1.27%
Certificates of deposit	100,016	18.9%	1.97%	112,014	21.1%	1.66%
Retirement accounts	16,760	3.2%	1.62%	18,329	3.5%	1.41%

Total deposits	$530,075	100.00%	1.04%	$530,137	100.00%	0.93%

Included within our deposits at December 31, 2020 and September 30, 2020 were $125.1 million and $101.7 million, respectively, of local municipal government deposits. The weighted average rate on these deposits was 0.33% and 0.68% at December 31, 2020 and September 30, 2020, respectively.

As of December 31, 2020, the aggregate amount of outstanding certificates of deposit (including retirement and brokered accounts) in amounts greater than or equal to $100,000 was $83.3 million. The following table sets forth the maturity of these certificates as of December 31, 2020 (in thousands):

Three months or less	$7,144
Over three months through six months	19,067
Over six months through one year	30,255
Over one year to three years	25,545
Over three years	1,323

Total	$83,334

At December 31, 2020, $78.8 million of our certificates of deposit had maturities of one year or less. We monitor activity on these accounts and, based on historical experience and our current pricing strategy, we believe we will retain a large portion of these accounts upon maturity.

The following table sets forth the interest-bearing deposit activities for the periods indicated.

	For the Three Months Ended December 31,	For the Fiscal Year Ended September 30,
	2020	2020	2019	2018
	(In thousands)
Beginning balance	$454,768	$423,653	$425,392	$416,473
Net deposits before interest credited	(3,632)	26,494	(7,454)	5,242
Interest credited	738	4,621	5,715	3,677

Ending balance	$451,874	$454,768	$423,653	$425,392

Borrowings. Borrowings were $60.3 million at December 31, 2020. Borrowings increased $31.2 million, or 86.3%, to $67.4 million at September 30, 2020 from $36.2 million at September 30, 2019. Magyar Bank borrowed $36.9 million in PPPLF advances from the Federal Reserve Bank during the year ended September 30, 2020 to offset the liquidity and capital impacts of the PPP loans. FHLBNY advances decreased $5.7 million to $30.5 million at September 30, 2020 from $36.2 million at September 30, 2019 as deposit inflows were used to repay maturing long-term advances. During the quarter ended December 31, 2020, PPPLF advances decreased $7.1 million to $29.8 million and FHLBNY advances were unchanged at $30.5 million.

These aggregate borrowings represent 8.8% of total liabilities and had a weighted average rate of 1.23% at December 31, 2020. Based on eligible collateral pledged to the FHLBNY at December 30, 2021, we had an aggregate borrowing capacity of $142.0 million with the FHLBNY.

Repurchase agreements are recorded as financing transactions as we maintain effective control over the transferred or pledged securities. The dollar amount of the securities underlying the agreements continues to be carried in our securities portfolio while the obligations to repurchase the securities are reported as liabilities in our Consolidated Balance Sheets. The securities underlying the agreements are delivered to the party with whom each transaction is executed. Those parties agree to resell to us the identical securities we delivered to them at the maturity or call period of the agreement. The Company did not have any repurchase agreements at or during the quarter ended December 31, 2020 or at or during the year ended September 30, 2020.

Long-term FHLBNY and Federal Reserve Bank of New York advances as of December 31, 2020 mature as follows (in thousands):

2021	$7,130
2022	40,505
2023	4,741
2024	4,384
2025 and thereafter	3,500

Total	$60,260

Information concerning overnight line of credit advances with the FHLBNY is summarized as follows:

	December 31,	September 30,
	2020	2020	2019
	(Dollars in thousands)
Balance at end of period	$—	$—	$—
Weighted average balance during the period	$—	$—	$743
Maximum month-end balance during the period	$—	$—	$16,800
Average interest rate during the period	—	—	2.45%

Subsidiary Activities

Magyar Bank is the only subsidiary of Magyar Bancorp.

Magyar Bank has the following subsidiaries:

Magyar Investment Company is a Delaware investment corporation subsidiary for the purpose of buying, selling and holding investment securities. The income earned on Magyar Investment Company’s investment securities may be subject to a lower state tax than that assessed on income earned on investment securities maintained at Magyar Bank.

Hungaria Urban Renewal, LLC is a Delaware limited-liability corporation established in 2002 as a qualified intermediary operating for the purpose of acquiring and developing Magyar Bank’s corporate headquarters. On January 24, 2006, Magyar Bank exercised a purchase option within its lease from Hungaria Urban Renewal, LLC allowing Magyar Bank to purchase the land and building from this entity. Magyar Bank acquired a 100% interest in Hungaria Urban Renewal, LLC, which has no other business other than owning Magyar Bank’s corporate headquarters site. As part of a tax abatement agreement with the City of New Brunswick, Magyar Bank’s new office will remain in Hungaria Urban Renewal, LLC’s name.

Magyar Service Corp., a New Jersey corporation, is a wholly owned subsidiary of Magyar Bank. Magyar Service Corp. offers Magyar Bank customers and others a complete range of non-deposit investment products and financial planning services, including insurance products, fixed and variable annuities, and retirement planning for individual and commercial customers.

Employees and Human Capital Resources

At December 31, 2020 we employed 93 full-time employees and five part-time employees. Our employees are not represented by any collective bargaining group. Management believes that we have good relations with our employees.

We encourage and support the growth and development of our employees and, wherever possible, seek to fill positions by promotion and transfer from within the organization. Continual learning and career development are advanced through annual performance and development conversations with employees, internally developed training programs, customized corporate training engagements and seminars, conferences, and other training events employees are encouraged to attend in connection with their job duties.

The safety, health and wellness of our employees is a top priority. The COVID-19 pandemic presented a unique challenge with regard to maintaining employee safety while continuing successful operations. Through teamwork and the adaptability of our management and staff, we were able to transition during the peak of the pandemic, over a short period of time, to a rotational work schedule allowing employees to effectively work from remote locations and ensure a safely-distanced working environment for employees performing customer facing activities, at branches and operations centers. All employees are asked not to come to work when they experience signs or symptoms of a possible COVID-19 illness and have been provided paid time off to cover compensation during such absences. On an ongoing basis, we further promote the health and wellness of our employees by strongly encouraging work-life balance, offering flexible work schedules, and keeping the employee portion of health care premiums to a minimum.

Employee retention helps us operate efficiently and achieve one of our business objectives, which is being a high-level service provider. We believe our commitment to living out our core values, actively prioritizing concern for our employees’ well-being, supporting our employees’ career goals, offering competitive wages and providing valuable fringe benefits aids in retention of our top-performing employees. In addition, nearly all of our employees are stockholders of Magyar Bancorp through participation in our Employee Stock Ownership Plan, which aligns associate and stockholder interests by providing stock ownership on a tax-deferred basis at no investment cost to our associates. At December 31, 2020, 25% of our current staff had been with us for fifteen years or more.

Properties

We conduct our business through our home office in New Brunswick, New Jersey and our six additional full-service branch offices in Middlesex and Somerset counties, New Jersey. We own our corporate headquarters and one of our branch offices and lease the remaining five branch offices. At December 31, 2020, the net book value of our office properties and equipment was $14.6  million.

SUPERVISION AND REGULATION

General

Magyar Bank is a New Jersey-chartered savings bank, and its deposit accounts are insured up to applicable limits by the FDIC under the Deposit Insurance Fund (“DIF”). Magyar Bank is subject to extensive regulation, examination and supervision by the NJDOBI as the issuer of its charter, and by the FDIC as deposit insurer and its primary federal regulator. Magyar Bank must file reports with the NJDOBI and the FDIC concerning its activities and financial condition, and it must obtain regulatory approval prior to entering into certain transactions, such as mergers with, or acquisitions of, other depository institutions and opening or acquiring branch offices. Magyar Bank must comply with consumer protection regulations issued by the Consumer Financial Protection Bureau, as enforced by the FDIC. The NJDOBI and the FDIC conduct periodic examinations to assess Magyar Bank’s compliance with various regulatory requirements. This regulation and supervision establishes a comprehensive framework of activities in which a savings bank can engage and is intended primarily for the protection of the deposit insurance fund and depositors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes.

Magyar Bancorp is a bank holding company controlling Magyar Bank and is subject to the Bank Holding Company Act of 1956, as amended (“BHCA”), and the rules and regulations of the Federal Reserve Board under the

BHCA and to the provisions of the New Jersey Banking Act of 1948 (the “New Jersey Banking Act”), and to the regulations of the NJDOBI under the New Jersey Banking Act applicable to bank holding companies. Magyar Bank and Magyar Bancorp are required to file reports with, and otherwise comply with the rules and regulations of the Federal Reserve Board and the NJDOBI. Magyar Bancorp is required to file certain reports with, and otherwise comply with, the rules and regulations of the Securities and Exchange Commission under the federal securities laws.

Any change in such laws and regulations, whether by the NJDOBI, the FDIC, the Federal Reserve Board or through legislation, could have a material adverse impact on Magyar Bank and Magyar Bancorp and their operations and stockholders.

Certain of the laws and regulations applicable to Magyar Bank and Magyar Bancorp are summarized below. These summaries do not purport to be complete and are qualified in their entirety by reference to such laws and regulations.

New Jersey Banking Regulation

Activity Powers. Magyar Bank derives its lending, investment and other activity powers primarily from the applicable provisions of the New Jersey Banking Act and its related regulations. Under these laws and regulations, savings banks, including Magyar Bank, generally may invest in:

•	real estate mortgages;

•	consumer and commercial loans;

•	specific types of debt securities, including certain corporate debt securities and obligations of federal, state and local governments and agencies;

•	certain types of corporate equity securities; and;

•	certain other assets.

A savings bank may also make other investments pursuant to “leeway” authority that permits investments not otherwise permitted by the New Jersey Banking Act. “Leeway” investments must comply with a number of limitations on the individual and aggregate amounts of “leeway” investments. A savings bank may also exercise trust powers upon approval of the NJDOBI. New Jersey savings banks may exercise those powers, rights, benefits or privileges authorized for national banks or out-of-state banks or for federal or out-of-state savings banks or savings associations, provided that before exercising any such power, right, benefit or privilege, prior approval by the NJDOBI by regulation or by specific authorization is required. The exercise of these lending, investment and activity powers are limited by federal law and regulations. See “Federal Banking Regulation – Activity Restrictions on State-Chartered Banks” below.

Loans-to-One-Borrower Limitations. With certain specified exceptions, a New Jersey-chartered savings bank may not make loans or extend credit to a single borrower or to entities related to the borrower in an aggregate amount that would exceed 15% of the bank’s capital funds. A savings bank may lend an additional 10% of the bank’s capital funds if secured by collateral meeting the requirements of the New Jersey Banking Act. Magyar Bank currently complies with applicable loans-to-one-borrower limitations.

Dividends. Under the New Jersey Banking Act, a stock savings bank may declare and pay a dividend on its capital stock only to the extent that the payment of the dividend would not impair the capital stock of the savings bank. In addition, a stock savings bank may not pay a dividend unless the savings bank would, after the payment of the dividend, have a surplus of not less than 50% of its capital stock, or alternatively, the payment of the dividend would not reduce the surplus. Federal law may also limit the amount of dividends that may be paid by Magyar Bank. See “Federal Banking Regulation – Prompt Corrective Action” below.

Minimum Capital Requirements. Regulations of the NJDOBI impose on New Jersey-chartered depository institutions, including Magyar Bank, minimum capital requirements similar to those imposed by the FDIC on insured state banks. See “Federal Banking Regulation – Capital Requirements.”

Examination and Enforcement. The NJDOBI may examine Magyar Bank whenever it deems an examination advisable. The NJDOBI examines Magyar Bank at least every two years. The NJDOBI may order any savings bank to discontinue any violation of law or unsafe or unsound business practice and may direct any director, officer, attorney or employee of a savings bank engaged in an objectionable activity, after the NJDOBI has ordered the activity to be terminated, to show cause at a hearing before the NJDOBI why such person should not be removed. The NJDOBI also has authority to appoint a conservator or receiver for a savings bank under certain circumstances such as insolvency or unsafe or unsound condition to transact business.

Federal Banking Regulation

Capital Requirements. Federal regulations require FDIC-insured depository institutions to meet several minimum capital standards: a common equity Tier 1 capital to risk-based assets ratio, a Tier 1 capital to risk-based assets ratio, a total capital to risk-based assets, and a Tier 1 capital to total assets leverage ratio. The existing capital requirements were effective January 1, 2015 and are the result of a final rule implementing regulatory amendments based on recommendations of the Basel Committee on Banking Supervision and certain requirements of the Dodd-Frank Act.

The capital standards require the maintenance of common equity Tier 1 capital, Tier 1 capital and total capital to risk-weighted assets of at least 4.5%, 6% and 8%, respectively, and a leverage ratio of at least 4% Tier 1 capital. Common equity Tier 1 capital is generally defined as common stockholders’ equity and retained earnings. Tier 1 capital is generally defined as common equity Tier 1 and additional Tier 1 capital. Additional Tier 1 capital includes certain noncumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries. Total capital includes Tier 1 capital (common equity Tier 1 capital plus additional Tier 1 capital) and Tier 2 capital. Tier 2 capital is comprised of capital instruments and related surplus, meeting specified requirements, and may include cumulative preferred stock and long-term perpetual preferred stock, mandatory convertible securities, intermediate preferred stock and subordinated debt. Also included in Tier 2 capital is the allowance for loan and lease losses limited to a maximum of 1.25% of risk-weighted assets and, for institutions that have exercised an opt-out election regarding the treatment of Accumulated Other Comprehensive Income (“AOCI”), up to 45% of net unrealized gains on available-for-sale equity securities with readily determinable fair market values. Institutions that have not exercised the AOCI opt-out have AOCI incorporated into common equity Tier 1 capital (including unrealized gains and losses on available-for-sale-securities). Magyar Bank has exercised this one-time opt-out and therefore does not include AOCI in its regulatory capital determinations. Calculation of all types of regulatory capital is subject to deductions and adjustments specified in the regulations.

On April 9, 2020, the Federal Reserve Board, the OCC, and the FDIC issued an interim final rule to allow banking organizations to exclude from regulatory capital measures any exposures pledged as collateral for a non-recourse loan from the Federal Reserve. Since PPPLF extensions of credit are non-recourse, PPP loans pledged to the PPPLF qualify for exclusion under the interim final rule.

In determining the amount of risk-weighted assets for purposes of calculating risk-based capital ratios, all assets, including certain off-balance sheet assets (e.g., recourse obligations, direct credit substitutes, residual interests) are multiplied by a risk weight factor assigned by the regulations based on the risks believed inherent in the type of asset. Higher levels of capital are required for asset categories believed to present greater risk. For example, a risk weight of 0% is assigned to cash and U.S. government securities, a risk weight of 50% is generally assigned to prudently underwritten first lien one-to four-family residential mortgages, a risk weight of 100% is assigned to commercial and consumer loans, a risk weight of 150% is assigned to certain past due loans and a risk weight of between 0% to 600% is assigned to permissible equity interests, depending on certain specified factors.

In addition to establishing the minimum regulatory capital requirements, the regulations limit capital distributions and certain discretionary bonus payments to management if the institution does not hold a “capital conservation buffer” consisting of 2.5% of common equity Tier 1 capital to risk-weighted asset above the amount necessary to meet its minimum risk-based capital requirements.

In assessing an institution’s capital adequacy, the FDIC takes into consideration not only these numeric factors but qualitative factors as well, and has the authority to establish higher capital requirements for individual institutions where deemed necessary.

At December 31, 2020, Magyar Bank’s common equity Tier 1 capital to risk-based assets ratio was 11.98%, total capital to risk-based assets was 13.23%, and Tier 1 capital to total assets leverage ratio was 8.37%.

Legislation enacted in May 2018 required the federal banking agencies to establish an optional “community bank leverage ratio” of between 8% to 10% Tier 1 equity/consolidated assets (the “Community Bank Leverage Ratio”). The Community Bank Leverage Ratio is available to institutions with less than $10 billion of assets that meet certain other requirements. Institutions with capital meeting or exceeding the specified requirements and electing to follow the alternative regulatory capital structure will be considered to comply with the applicable regulatory capital requirements, including the risk-based requirements. The federal banking agencies adopted final regulations that set 9.0% as the minimum capital for the Community Bank Leverage Ratio, effective January 1, 2020. A qualifying institution may opt in and out of the community bank leverage ratio framework on its quarterly call report. An institution that ceases to meet any qualifying criteria is provided with a two-quarter grace period to either comply with the community bank leverage ratio requirements or comply with the general capital regulations, including the risk-based capital requirements.

Section 4012 of the CARES Act required that the community bank leverage ratio be temporarily lowered to 8%. The federal regulators issued a rule implementing the lower ratio effective April 23, 2020. The rule also established a two-quarter grace period for a qualifying institution whose leverage ratio falls below the 8% community bank leverage ratio requirement so long as the bank maintains a leverage ratio of 7% or greater. Another rule was issued to transition back to the 9% community bank leverage ratio by increasing the ratio to 8.5% for calendar year 2021 and 9% thereafter.

Prompt Corrective Action. The FDIC Improvement Act established a system of prompt corrective action to resolve the problems of undercapitalized institutions. The FDIC has adopted regulations to implement the prompt corrective action legislation. The regulations were amended to incorporate the previously mentioned increased regulatory capital standards that were effective January 1, 2015. An institution is deemed to be “well capitalized” if it has a total risk-based capital ratio of 10.0% or greater, a Tier 1 risk-based capital ratio of 8.0% or greater, a leverage ratio of 5.0% or greater and a common equity Tier 1 ratio of 6.5% or greater. An institution is “adequately capitalized” if it has a total risk-based capital ratio of 8.0% or greater, a Tier 1 risk-based capital ratio of 6.0% or greater, a leverage ratio of 4.0% or greater and a common equity Tier 1 ratio of 4.5% or greater. An institution is “undercapitalized” if it has a total risk-based capital ratio of less than 8.0%, a Tier 1 risk-based capital ratio of less than 6.0%, a leverage ratio of less than 4.0% or a common equity Tier 1 ratio of less than 4.5%. An institution is deemed to be “significantly undercapitalized” if it has a total risk-based capital ratio of less than 6.0%, a Tier 1 risk-based capital ratio of less than 4.0%, a leverage ratio of less than 3.0% or a common equity Tier 1 ratio of less than 3.0%. An institution is considered to be “critically undercapitalized” if it has a ratio of tangible equity (as defined in the regulations) to total assets that is equal to or less than 2.0%. Effective March 31, 2020, qualifying community banking organizations that elect to use the Community Bank Leverage Ratio framework and that maintain a leverage ratio of greater than 9.0% will be considered to have satisfied the risk-based and leverage capital requirements to be deemed well-capitalized.

Undercapitalized institutions are subject to a variety of mandatory supervisory measures including the requirement to file a capital plan for the FDIC’s approval and dividend restrictions as well as other discretionary actions by the regulator.

The FDIC is required, with some exceptions, to appoint a receiver or conservator for an insured state bank if that bank is “critically undercapitalized.” For this purpose, “critically undercapitalized” means having a ratio of tangible capital to total assets of less than 2%. The FDIC may also appoint a conservator or receiver for a state bank on the basis of the institution’s financial condition or upon the occurrence of certain events, including:

•	insolvency, or when the assets of the bank are less than its liabilities to depositors and others;

•	substantial dissipation of assets or earnings through violations of law or unsafe or unsound practices;

•	existence of an unsafe or unsound condition to transact business;

•	likelihood that the bank will be unable to meet the demands of its depositors or to pay its obligations in the normal course of business; and

•

insufficient capital, or the incurring or likely incurring of losses that will deplete substantially all of the institution’s capital with no reasonable prospect of replenishment of capital without federal assistance.

Activity Restrictions on State-Chartered Banks. Federal law and FDIC regulations generally limit the activities and investments of state-chartered FDIC-insured banks and their subsidiaries to those permissible for national banks and their subsidiaries, unless such activities and investments are specifically exempted by law or consented to by the FDIC.

Before making a new investment or engaging in a new activity that is not permissible for a national bank or otherwise permissible under federal law or the FDIC regulations, a state-chartered insured bank must seek approval from the FDIC to make such investment or engage in such activity. The FDIC will not approve the activity unless the bank meets its minimum capital requirements and the FDIC determines that the activity does not present a significant risk to the DIF. Certain activities of subsidiaries that are engaged in activities permitted for national banks only through a “financial subsidiary” are subject to additional restrictions.

Federal law permits a state-chartered savings bank to engage, through financial subsidiaries, in any activity in which a national bank may engage through a financial subsidiary and on substantially the same terms and conditions. In general, the law permits a national bank that is well-capitalized and well-managed to conduct, through a financial subsidiary, any activity permitted for a financial holding company other than insurance underwriting, insurance investments, real estate investment or development or merchant banking. The total assets of all such financial subsidiaries may not exceed the lesser of 45% of the bank’s total assets or $50 million. The bank must have policies and procedures to assess the financial subsidiary’s risk and protect the bank from such risk and potential liability, must not consolidate the financial subsidiary’s assets with the bank’s and must exclude from its own assets and equity all equity investments, including retained earnings, in the financial subsidiary. State-chartered savings banks may retain subsidiaries in existence as of March 11, 2000 and may engage in activities that are not authorized under federal law. Although Magyar Bank meets all conditions necessary to establish and engage in permitted activities through financial subsidiaries, it has not yet determined to engage in such activities.

Federal Home Loan Bank System. Magyar Bank is a member of the Federal Home Loan Bank system, which consists of eleven regional federal home loan banks, each subject to supervision and regulation by the Federal Housing Finance Board. The federal home loan banks provide a central credit facility primarily for member thrift institutions as well as other entities involved in home mortgage lending. Magyar Bank, as a member of the FHLBNY, is required to purchase and hold shares of capital stock in the FHLBNY in specified amounts.

As of December 31, 2020, Magyar Bank was in compliance with these requirements.

Enforcement. The FDIC has extensive enforcement authority over insured savings banks, including Magyar Bank. This enforcement authority includes, among other things, the ability to assess civil money penalties, issue cease and desist orders and remove directors and officers. In general, these enforcement actions may be initiated in response to violations of laws and regulations and to unsafe or unsound practices.

Deposit Insurance. The Dodd-Frank Act permanently increased the maximum amount of deposit insurance for banks, savings institutions and credit unions to $250,000 per depositor.

The FDIC’s assessment system is based on each institution’s total assets less tangible capital, and ranges from 1.5 to 40 basis points. Assessments for institutions of less than $10 billion of assets are based on financial measures and supervisory ratings derived from statistical modeling estimating the institution’s probability of failure over a three-year period.

On September 30, 2018, the Deposit Insurance Fund Reserve Ratio reached 1.36 percent. Because the reserve ratio has exceeded 1.35 percent, two deposit insurance assessment changes occurred under the FDIC regulations:

•	Surcharges on large banks (total consolidated assets of $10 billion or more) ended; the last surcharge on large banks was collected on December 28, 2018.

•

Small banks (total consolidated assets of less than $10 billion) were awarded assessment credits for the portion of their assessments that contributed to the growth in the reserve ratio from 1.15 percent to 1.35 percent, to be applied when the reserve ratio is at least 1.38 percent.

Magyar Bank was awarded an assessment credit of $152,000, of which $109,000 was applied to Magyar Bank’s assessments for the quarter ended September 30, 2019 and $43,000 was applied to Magyar Bank’s assessments for the quarter ended December 31, 2019.

On June 22, 2020, the FDIC issued a final rule that mitigates the deposit insurance assessment effects of participating in in certain COVID-19 liquidity facilities. Pursuant to the final rule, the FDIC will generally remove the effect of PPP lending in calculating an institution’s deposit insurance assessment. The final rule also provides an offset to an institution’s total assessment amount for the increase in its assessment base attributable to participation in the PPP.

Insurance of deposits may be terminated by the FDIC upon a finding that an institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC. Magyar Bank does not believe that it is taking or is subject to any action, condition or violation that could lead to termination of its deposit insurance.

Transactions with Affiliates of Magyar Bank. Magyar Bank’s authority to engage in transactions with its affiliates is limited by Sections 23A and 23B of the Federal Reserve Act and its implementing Regulation W promulgated by the Board of Governors of the Federal Reserve System. An affiliate is a company that controls, is controlled by, or is under common control with an insured depository institution such as Magyar Bancorp and Magyar Bancorp, MHC. In general, loan transactions between an insured depository institution and its affiliates are subject to certain quantitative and collateral requirements. In this regard, transactions between an insured depository institution and its affiliates are limited to 10% of the institution’s unimpaired capital and unimpaired surplus for transactions with any one affiliate and 20% of unimpaired capital and unimpaired surplus for transactions in the aggregate with all affiliates. Collateral of specific types and in specified amounts ranging from 100% to 130% of the amount of the transaction must usually be provided by affiliates in order to receive loans from the savings association. In addition, transactions with affiliates must be consistent with safe and sound banking practices, not involve low-quality assets and be on terms that are as favorable to the institution as comparable transactions with non-affiliates. Magyar Bank is in compliance with these requirements.

Prohibitions Against Tying Arrangements. Banks are subject to the prohibitions of 12 U.S.C. Section 1972 on certain tying arrangements. A depository institution is prohibited, subject to some exceptions, from extending credit to or offering any other service, or fixing or varying the consideration for such extension of credit or service, on the condition that the customer obtain some additional service from the institution or its affiliates or not obtain services of a competitor of the institution.

Community Reinvestment Act and Fair Lending Laws. All FDIC-insured institutions have a responsibility under the Community Reinvestment Act (“CRA”) and related regulations to help meet the credit needs of their communities, including low- and moderate-income neighborhoods. In connection with its examination of a state-chartered savings bank, the FDIC is required to assess the institution’s record of compliance with the CRA. Among other things, the current CRA regulations replace the prior process-based assessment factors with a new evaluation system that rates an institution based on its actual performance in meeting community needs. In particular, the current evaluation system focuses on three tests:

•	a lending test, to evaluate the institution’s record of making loans in its service areas;;

•

an investment test, to evaluate the institution’s record of investing in community development projects, affordable housing, and programs benefiting low or moderate income individuals and businesses; and

•	a service test, to evaluate the institution’s delivery of services through its service channels.

An institution’s failure to comply with the provisions of the CRA could, at a minimum, result in regulatory restrictions on its activities. We received an “outstanding” CRA rating in our most recently completed federal examination, which was conducted by the FDIC in 2019.

In addition, the Equal Credit Opportunity Act and the Fair Housing Act prohibit lenders from discriminating in their lending practices on the basis of characteristics specified in those statutes. The failure to comply with the Equal Credit Opportunity Act and the Fair Housing Act could result in enforcement actions by the FDIC, as well as other federal regulatory agencies and the Department of Justice.

Consumer Protection. Magyar Bank and Magyar Bancorp are subject to federal and state laws designed to protect consumers and prohibit unfair, deceptive or abusive business practices, including the Equal Credit Opportunity Act, Fair Housing Act, Home Ownership Protection Act, Fair Credit Reporting Act, as amended by the Fair and Accurate Credit Transactions Act of 2003 (the “FACT Act”), the Gramm-Leach Bliley Act, the Truth in Lending Act (“TILA”), the CRA, the Home Mortgage Disclosure Act, the Real Estate Settlement Procedures Act, the National Flood Insurance Act and various state law counterparts. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must interact with clients when taking deposits, making loans, collecting loans and providing other services. Further, the Consumer Financial Protection Bureau also has a broad mandate to prohibit unfair or deceptive acts and practices and is specifically empowered to require certain disclosures to consumers and draft model disclosure forms. Failure to comply with consumer protection laws and regulations can subject financial institutions to enforcement actions, fines and other penalties. The failure to comply with these laws could result in enforcement actions by the federal banking agencies, as well as other federal regulatory agencies and the Department of Justice.

Mortgage Reform. The Dodd-Frank Act prescribes certain standards that mortgage lenders must consider before making a residential mortgage loan, including verifying a borrower’s ability to repay such mortgage loan, and allows borrowers to assert violations of certain provisions of TILA as a defense to foreclosure proceedings. Under the Dodd-Frank Act, prepayment penalties are prohibited for certain mortgage transactions and creditors are prohibited from financing insurance policies in connection with a residential mortgage loan or home equity line of credit. In addition, the Dodd-Frank Act prohibits mortgage originators from receiving compensation based on the terms of residential mortgage loans and generally limits the ability of a mortgage originator to be compensated by others if compensation is received from a consumer. The Dodd-Frank Act requires mortgage lenders to make additional disclosures prior to the extension of credit, and in each billing statement, for negative amortization loans and hybrid adjustable-rate mortgages. The Economic Growth Act included provisions that ease certain requirements related to mortgage transactions for certain institutions with less than $10 billion in total consolidated assets.

Privacy Regulations. Federal regulations generally require that Magyar Bank disclose its privacy policy, including identifying with whom it shares a customer’s “non-public personal information,” to customers at the time of establishing the customer relationship and annually thereafter. In addition, Magyar Bank is required to provide its customers with the ability to “opt-out” of having their personal information shared with unaffiliated third parties and not to disclose account numbers or access codes to non-affiliated third parties for marketing purposes. Except as otherwise required or permitted by law, Magyar Bank is prohibited from disclosing such information. Magyar Bank currently has a privacy protection policy in place and believes that such policy is in compliance with the regulations.

Loans to a Bank’s Insiders

Federal Regulation. A bank’s loans to its executive officers, directors, any owner of 10% or more of its stock (each, an “insider”) and any of certain entities affiliated with any such person (an insider’s related interest) are subject to the conditions and limitations imposed by Section 22(h) of the Federal Reserve Act and its implementing regulations. Under these restrictions, the aggregate amount of the loans to any insider and the insider’s related interests may not exceed the loans-to-one-borrower limit applicable to national banks, which is comparable to the loans-to-one-borrower limit applicable to Magyar Bank’s loans. See “New Jersey Banking Regulation – Loans-to-One Borrower Limitations.” All loans by a bank to all insiders and insiders’ related interests in the aggregate may not exceed the bank’s unimpaired capital and unimpaired surplus. With certain exceptions, loans to an executive officer, other than loans for the education of the officer’s children and certain loans secured by the officer’s residence, may not exceed the lesser of (1) $100,000 or (2) the greater of $25,000 or 2.5% of the bank’s unimpaired capital and surplus. Federal regulation also requires that any proposed loan to an insider or a related interest of that insider be approved in advance by a majority of the board of directors of the bank, with any interested directors not participating in the voting, if such loan, when aggregated with any existing loans to that insider and the insider’s related interests, would exceed either (1) $250,000 or (2) the greater of $25,000 or 5% of the bank’s unimpaired capital and surplus. Generally, such loans must be made on substantially the same terms as, and follow credit underwriting procedures that are not less stringent than, those that are prevailing at the time for comparable transactions with other persons.

An exception is made for extensions of credit made pursuant to a benefit or compensation plan of a bank that is widely available to employees of the bank and that does not give any preference to insiders of the bank over other employees of the bank.

In addition, federal law prohibits extensions of credit to a bank’s insiders and their related interests by any other institution that has a correspondent banking relationship with the bank, unless such extension of credit is on substantially the same terms as those prevailing at the time for comparable transactions with other persons and does not involve more than the normal risk of repayment or present other unfavorable features.

New Jersey Regulation. Provisions of the New Jersey Banking Act impose conditions and limitations on the liabilities to a savings bank of its directors and executive officers and of corporations and partnerships controlled by such persons, that are comparable in many respects to the conditions and limitations imposed on the loans and extensions of credit to insiders and their related interests under federal law, as discussed above. The New Jersey Banking Act also provides that a savings bank that is in compliance with federal law is deemed to be in compliance with such provisions of the New Jersey Banking Act.

Federal Reserve System

Federal Reserve Board regulations require all depository institutions to maintain reserves at specified levels against their transaction accounts (primarily NOW and regular checking accounts). At December 31, 2020, Magyar Bank was in compliance with the Federal Reserve Board’s reserve requirements. Savings banks, such as Magyar Bank, are authorized to borrow from the Federal Reserve Bank “discount window.” Magyar Bank is deemed by the Federal Reserve Board to be generally sound and thus is eligible to obtain secondary credit from its Federal Reserve Bank. Generally, secondary credit is extended on a very short-term basis to meet the liquidity needs of the institution. Loans must be secured by acceptable collateral and carry a rate of interest above the Federal Open Market Committee’s federal funds target rate.

The USA PATRIOT Act

The USA PATRIOT Act gives the federal government new powers to address terrorist threats through enhanced domestic security measures, expanded surveillance powers, increased information sharing and broadened anti-money laundering requirements. The USA PATRIOT Act also requires the federal banking agencies to take into consideration the effectiveness of controls designed to combat money laundering activities in determining whether to approve a merger or other acquisition application of a member institution. Accordingly, if we engage in a merger or other acquisition, our controls designed to combat money laundering would be considered as part of the application process. We have established policies, procedures and systems designed to comply with these regulations.

Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act of 2002 is intended to improve corporate responsibility, to provide for enhanced penalties for accounting and auditing improprieties at publicly traded companies and to protect investors by improving the accuracy and reliability of corporate disclosures pursuant to the securities laws. We have policies, procedures and systems designed to comply with these regulations, and we review and document such policies, procedures and systems to ensure continued compliance with these regulations.

Holding Company Regulation

Federal Regulation. Magyar Bancorp is regulated as a bank holding company. Bank holding companies are subject to examination, regulation and periodic reporting under the Bank Holding Company Act, as administered by the Federal Reserve Board. Bank holding companies are generally subject to consolidated capital requirements established by the Federal Reserve Board. The Dodd-Frank Act required the Federal Reserve Board to amend its consolidated minimum capital requirements for bank holding companies to make them no less stringent than those applicable to insured depository institutions themselves. However, legislation was enacted in December 2014 which required the Federal Reserve Board to amend its “Small Bank Holding Company” exemption from consolidated holding company capital requirements to generally extend the applicability of the exemption from $500 million to $1 billion in assets. Furthermore, the Economic Growth Act expanded the category of holding companies that may rely on the policy statement by raising the maximum amount of assets a qualifying holding company may have from $1 billion to $3 billion. Consequently, bank holding companies of under $3 billion in consolidated assets remain exempt from consolidated regulatory capital requirements, unless the Federal Reserve Board determines otherwise in particular cases.

Regulations of the Federal Reserve Board provide that a bank holding company must serve as a source of strength to any of its subsidiary banks and must not conduct its activities in an unsafe or unsound manner. The Dodd-Frank Act codified the source of strength policy and requires the promulgation of implementing regulations. Under the prompt corrective action provisions of the Act, a bank holding company parent of an undercapitalized subsidiary bank would be directed to guarantee, within limitations, the capital restoration plan that is required of such an undercapitalized bank. See “Federal Banking Regulation – Prompt Corrective Action.” If the undercapitalized bank fails to file an acceptable capital restoration plan or fails to implement an accepted plan, the Federal Reserve Board may prohibit the bank holding company parent of the undercapitalized bank from paying any dividend or making any other form of capital distribution without the prior approval of the Federal Reserve Board.

As a bank holding company, Magyar Bancorp is required to obtain the prior approval of the Federal Reserve Board to acquire all, or substantially all, of the assets of any bank or bank holding company. Prior Federal Reserve Board approval is required for Magyar Bancorp to acquire direct or indirect ownership or control of any voting securities of any bank or bank holding company if, after giving effect to such acquisition, it would, directly or indirectly, own or control more than 5% of any class of voting shares of such bank or bank holding company.

A bank holding company is required to give the Federal Reserve Board prior written notice of any purchase or redemption of its outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, will be equal to 10% or more of the company’s consolidated net worth. The Federal Reserve Board may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe and unsound practice, or would violate any law, regulation, Federal Reserve Board order or directive, or any condition imposed by, or written agreement with, the Federal Reserve Board. Such notice and approval is not required for a bank holding company that would be treated as “well capitalized” under applicable regulations of the Federal Reserve Board, that has received a composite “1” or “2” rating, as well as a “satisfactory” rating for management, at its most recent bank holding company inspection by the Federal Reserve Board, and that is not the subject of any unresolved supervisory issues.

In addition, a bank holding company that does not elect to be a financial holding company under federal regulation, is generally prohibited from engaging in, or acquiring direct or indirect control of any company engaged in non-banking activities. One of the principal exceptions to this prohibition is for activities found by the Federal Reserve Board to be so closely related to banking or managing or controlling banks as to be permissible. Some of the principal activities that the Federal Reserve Board has determined by regulation to be so closely related to banking as to be permissible are:

•	making or servicing loans;

•	performing certain data processing services;

•	providing discount brokerage services, or acting as fiduciary, investment or financial advisor;

•	leasing personal or real property;

•	making investments in corporations or projects designed primarily to promote community welfare; and

•	acquiring a savings and loan association.

Bank holding companies that elect to be a financial holding company may engage in activities that are financial in nature or incident to activities which are financial in nature, including investment banking and insurance underwriting. Magyar Bancorp has not elected to be a financial holding company, although it may seek to do so in the future. Bank holding companies may elect to become a financial holding company if:

•	each of its depository institution subsidiaries is “well capitalized;”

•	each of its depository institution subsidiaries is “well managed;”

•	each of its depository institution subsidiaries has at least a “satisfactory” Community Reinvestment Act rating at its most recent examination; and

•	the bank holding company has filed a certification with the Federal Reserve Board stating that it elects to become a financial holding company.

Under federal law, depository institutions are liable to the FDIC for losses suffered or anticipated by the FDIC in connection with the default of a commonly controlled depository institution or any assistance provided by the FDIC to such an institution in danger of default. This law would be applicable potentially to Magyar Bancorp if it ever acquired as a separate subsidiary a depository institution in addition to Magyar Bank.

It has been the policy of many mutual holding companies to waive the receipt of dividends declared by its subsidiary. In connection with its approval of its mutual holding company reorganization, however, the Federal Reserve Board required Magyar Bancorp, MHC to obtain prior Federal Reserve Board approval before it may waive any dividends. As of the date hereof, Federal Reserve Board policy is to prohibit a mutual bank holding company from waiving the receipt of dividends from its holding company or bank subsidiary, and management is not aware of any instance in which the Federal Reserve Board has given its approval for a mutual bank holding company to waive dividends. It is not currently intended that Magyar Bancorp, MHC will waive dividends declared by Magyar Bancorp as long as Magyar Bancorp, MHC is regulated by the Federal Reserve Board.

New Jersey Regulation. Under the New Jersey Banking Act, a company owning or controlling a savings bank is regulated as a bank holding company. The New Jersey Banking Act defines the terms “company” and “bank holding company” as such terms are defined under the BHCA. Each bank holding company controlling a New Jersey-chartered bank or savings bank must file certain reports with the NJDOBI and is subject to examination by the NJDOBI.

Acquisition of Magyar Bancorp, Inc. Under federal law and under the New Jersey Banking Act, no person may acquire control of Magyar Bancorp without first obtaining approval of such acquisition of control by the Federal Reserve Board and the NJDOBI.

Federal Securities Laws. Magyar Bancorp common stock is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. Magyar Bancorp is subject to the information, proxy solicitation, insider trading restrictions and other requirements under the Securities Exchange Act of 1934.

TAXATION

General

Magyar Bancorp, MHC, Magyar Bancorp and Magyar Bank are subject to federal and state income taxation in the same general manner as other corporations, with some exceptions discussed below. The following discussion of federal and state taxation is intended only to summarize certain pertinent tax matters and is not a comprehensive description of the tax rules applicable to Magyar Bancorp or Magyar Bank. The most recent audit of Magyar Bank’s federal tax returns by the Internal Revenue Service was for the period ended September 30, 2013. The audit did not result in any material adjustments to our tax returns or financial statements.

Federal Taxation

Method of Accounting. For federal income tax purposes, Magyar Bancorp reports its income and expenses on the accrual method of accounting and uses a tax year ending September 30th for filing its federal and state income tax returns.

Bad Debt Reserves. Magyar Bank uses the direct charge-off method to account for bad debt deductions for income tax purposes.

Taxable Distributions and Recapture. Prior to the 1996 Act, bad debt reserves created prior to January 1, 1988 (pre-base year reserves) were subject to recapture into taxable income if Magyar Bank failed to meet certain thrift asset and definitional tests.

At December 31, 2020, our total federal pre-base year reserve was approximately $1.3 million. However, under current law, pre-base year reserves remain subject to recapture if Magyar Bank makes certain non-dividend distributions, repurchases any of its stock, pays dividends in excess of tax earnings and profits, or ceases to maintain a bank charter.

Corporate Dividends-Received Deduction. Magyar Bancorp generally may exclude from its federal taxable income 100% of dividends received from Magyar Bank as a wholly owned subsidiary.

State Taxation

New Jersey State Taxation. The income of savings institutions in New Jersey, which is calculated based on federal taxable income, subject to certain adjustments, is subject to New Jersey tax. Magyar Bancorp, Magyar Bank, and Magyar Bank’s subsidiaries Magyar Service Corporation and Magyar Investment Company filed separate New Jersey corporate income tax returns for their fiscal years ended September 30, 2020.

For the tax years ending after July 31, 2019, New Jersey tax law requires members of an affiliated group where there is common ownership to calculate their corporation business tax on a combined or consolidated basis. Magyar Bancorp, Magyar Bank, Magyar Service Corporation and Magyar Bancorp, MHC will file a New Jersey tax return on a consolidated basis for the year ended September 30, 2020.

Effective January 1, 2018, New Jersey law imposes a temporary surtax on corporations earning New Jersey allocated income in excess of $1 million. The surtax was set at a rate of 2.5% for tax years beginning on or after January 1, 2018 through December 31, 2019, and at a rate of 1.5% for years beginning on or after January 1, 2020, through December 31, 2021. On September 29, 2020, the State of New Jersey’s Assembly repealed the scheduled reduction in surtax and extended the temporary 2.5% surtax rate through December 31, 2023. Accordingly, Magyar Bancorp is using an 11.5% New Jersey tax rate for the calculation of its New Jersey income tax expense ended September 30, 2020.

Magyar Bancorp, Magyar Bank and Magyar Service Corp. are not currently under audit with respect to their New Jersey income tax returns. Tax returns for period ended from September 30, 2016 and later are open for examinations by the state tax authorities.

Delaware State Taxation. As a Delaware holding company not earning income in Delaware, Magyar Bancorp is exempt from Delaware corporate income tax, but is required to file annual returns and pay annual fees and a franchise tax to the State of Delaware.

MANAGEMENT

Our Directors and Executive Officers

Our board of directors is comprised of seven members. Directors serve three-year staggered terms so that approximately one-third of the directors are elected at each annual meeting. The following sets forth certain information regarding the members of our board of directors, and executive officers who are not directors, including the terms of office of board members. Except as indicated herein, there are no arrangements or understandings between any director and any other person pursuant to which the director was selected. Age information is as of December 31, 2020, and term as a director includes service with Magyar Bank.

With respect to directors, the biographies contain information regarding the person’s business experience and the experiences, qualifications, attributes or skills that caused the board of directors to determine that the person should serve as a director. Each director of Magyar Bancorp is also a director of Magyar Bank and Magyar Bancorp, MHC.

All of our directors are long-time residents of the communities we serve and many of such individuals have operated, or currently operate, businesses located in such communities. As a result, each director continuing in office has significant knowledge of the businesses that operate in our market area, an understanding of the general real estate market, values and trends in such communities and an understanding of the overall demographics of such communities. As a community banking institution, we believe that the local knowledge and experience of our directors assists us in assessing the credit and banking needs of our customers, developing products and services to better serve our customers and in assessing the risks inherent in our lending operations. As local residents, our directors are also exposed to the advertising, product offerings and community development efforts of competing institutions which, in turn, assists us in structuring its marketing efforts and community outreach programs.

Directors with terms ending following the year ending September 30, 2021:

John S. Fitzgerald. Mr. Fitzgerald, age 57, was appointed President and Chief Executive Officer of Magyar Bancorp and Magyar Bank on May 27, 2010. Prior to this appointment, Mr. Fitzgerald served as the Executive Vice President and Chief Operating Officer of Magyar Bank and Magyar Bancorp since October 2007. Mr. Fitzgerald joined Magyar Bank in June 2001. Mr. Fitzgerald has over 30 years’ experience in the banking industry. As Chief Executive Officer, his experience in leading Magyar Bancorp and Magyar Bank and his responsibilities for our strategic direction and management of our day-to-day operations brings broad industry and specific institutional knowledge and experience to the Board of Directors.

Thomas Lankey. Mr. Lankey, age 60, is the Senior Vice President of Long Term Care of Hackensack Meridian Health. Mr. Lankey’s first cousin is Joseph Yelencsics, who is also a director. He has been a director of Magyar Bank since 1994 and of Magyar Bancorp since its inception in 2005. Mr. Lankey is also currently the Mayor of Edison Township. Mr. Lankey’s experience in various senior management roles and expertise in compensation and healthcare management brings to the Board valuable experience and perspective and other qualities that are beneficial to Magyar Bancorp and Magyar Bank.

Joseph A. Yelencsics. Mr. Yelencsics, age 66, is a private investor. He was a part owner of Bristol Motors, Inc., an automobile dealership. Mr. Yelencsics is the first cousin of Thomas Lankey, who is also a director. He has been a director of Magyar Bank since 2000 and of Magyar Bancorp since its inception in 2005. Mr. Yelencsics’ experience as owner and operator of his own company brings valuable leadership and business skills that meet the Board’s objective of maintaining a membership of experienced and dedicated individuals with diverse backgrounds, perspectives, skills and other qualities that are beneficial to Magyar Bancorp.

Directors with terms ending following the year ending September 30, 2022:

Edward C. Stokes, III. Mr. Stokes, age 72, is the managing partner of the law firm of Stokes and Throckmorton. He is also the General Counsel of Magyar Bank. He has been a director of Magyar Bank since 2001 and of Magyar Bancorp since its inception in 2005. As an experienced attorney, Mr. Stokes brings to the Board a unique and valuable perspective on legal and legal-related issues that may arise in the operations of Magyar Bank and Magyar Bancorp.

Directors with terms ending following the year ending September 30, 2023:

Andrew G. Hodulik, CPA. Mr. Hodulik, age 64, is a certified public accountant with the accounting firm of Hodulik & Morrison, P.A., a division of PKF O’Connor Davies. He has been a director of Magyar Bank since 1995 and of Magyar Bancorp since its inception in 2005. As a certified public accountant and partner in an accounting firm, Mr. Hodulik brings to the Board of Directors valuable experience in dealing with accounting principles, internal controls and financial reporting rules and regulations.

Martin A. Lukacs, D.M.D. Dr. Lukacs, 74, is retired. He has been a director of Magyar Bank since 2000 and of Magyar Bancorp since its inception in 2005. Dr. Lukacs’ years of experience as owner and manager of his own local practice brings valuable leadership that meets the Board’s objective of maintaining a membership of experienced and dedicated individuals with diverse backgrounds, perspectives, skills and other qualities that are beneficial to Magyar Bancorp.

Jon R. Ansari, MBA. Mr. Ansari, age 46, is the Executive Vice President and Chief Financial Officer of Magyar Bank and of Magyar Bancorp. He has been a director of Magyar Bank and of Magyar Bancorp since 2017. Mr. Ansari joined Magyar Bank in July 1999. Prior to being appointed to his current position in June 2005, Mr. Ansari held various financial positions at Magyar Bank, such as Vice President of Finance, Controller, Assistant Controller and Accountant. Mr. Ansari’s background and extensive experience in operations, finance and accounting and knowledge of local markets provides a valuable resource to the Board of Directors.

Executive Officer Who is Not a Director

Peter M. Brown. Mr. Brown, age 56, is the Senior Vice President and Chief Lending Officer of Magyar Bank and of Magyar Bancorp. Mr. Brown joined Magyar Bank in 2013 as Vice President, Commercial Lending Officer and was appointed to his current position in July 2019. Prior to joining Magyar Bank, Mr. Brown served as President/CEO of Manasquan Savings Bank and has over 30 years of banking experience.

Board Independence

The Board has determined that each member of the Board of Directors, with the exception of Messrs. Fitzgerald and Ansari, is an “independent director” within the meaning of the NASDAQ corporate governance listing standards and Magyar Bancorp’s corporate governance policies. Mr. Fitzgerald is not considered to be independent due to his role as President and Chief Executive Officer, and Mr. Ansari is not considered to be independent due to his role as Executive Vice President and Chief Financial Officer. In determining the independence of the directors, the Board of Directors considered (i) $57,171 in legal fees paid by Magyar Bank during the year ended September 30, 2020 to a law firm for which Director Stokes serves as a partner, and (ii) the loans outstanding to individual directors made in compliance with applicable banking regulations.

Executive Compensation

Summary Compensation Table. The following table sets forth, for the fiscal years ended September 30, 2020 and 2019, certain information as to the total remuneration paid by Magyar Bank to its Chief Executive Officer as well as to the two most highly compensated executive officers of Magyar Bank, other than the Chief Executive Officer, who received total salary and bonus in excess of $100,000. Each of the individuals listed in the table below is referred to as a “Named Executive Officer.”

SUMMARY COMPENSATION TABLE
Name and principal position	Year	Salary ($)	Bonus ($)*	Stock awards ($)	Option awards ($)	Non-equity incentive plan compensation ($)	Nonqualified deferred compensation earnings ($)	All other compensation ($) (1)	Total ($)
John S. Fitzgerald	2020	452,076	180,000	—	—	—	—	243,004	875,080
President and Chief Executive Officer	2019	430,750	135,000	—	—	—	—	146,525	712,275

Jon R. Ansari	2020	333,692	140,000	—	—	—	—	105,322	579,014
Executive Vice President and Chief Financial Officer	2019	318,250	100,000	—	—	—	—	88,327	506,577

Jay Castillo***	2020	195,641	30,000	—	—	—	—	18,382	244,023
Senior Vice President and Chief Retail Officer	2019	189,943	25,000	—	—	—	—	23,738	238,681

(1)	Includes payments during fiscal year 2020 and 2019 for the following:

Name	Fiscal Year	401(k) Plan ($)	Supplemental Executive Retirement Plan ($)	Disability/Life/AD&D/LTD/Long Term Care Insurance ($)	Automobile Allowance ($)	Directors Fees ($)	Medical & Dental Insurance ($)	Country Club Dues ($)	ESOP ($)**
John S. Fitzgerald	2020	8,550	181,900	6,405	15,105	10,000	50	16,982	4,012
	2019	8,400	87,497	5,204	15,105	7,500	218	16,982	5,619

Jon R. Ansari	2020	8,550	62,497	3,537	—	10,000	16,726	—	4,012
	2019	8,400	47,732	3,537	—	7,500	15,539	—	5,619

Jay Castillo***	2020	4,796	—	4,125	—	—	6,350	—	3,111
	2019	6,276	—	7,729	—	—	5,878	—	4,305

*	Bonus reflects payment made in Fiscal Year 2020 based on 2019 performance.
**	Dollar amounts shown for the ESOP reflect the fair market value at fiscal year-end of the shares of common stock allocated in that fiscal year to each officer pursuant to the ESOP.
***	Mr. Castillo resigned from the Magyar Bank and Magyar Bancorp on October 26, 2020.

Benefit Plans and Agreements

Employment Agreements. On March 12, 2021, Magyar Bancorp entered into updated employment agreements, effective March 12, 2021, with John S. Fitzgerald, President and Chief Executive Officer of Magyar Bancorp and Magyar Bank and Jon Ansari, Executive Vice President and Chief financial Officer of Magyar Bancorp and Magyar Bank. Mr. Fitzgerald’s agreement has an initial term of 36 calendar months and Mr. Ansari’s agreement has an initial term of 24 calendar months. Commencing on the first anniversary of the effective date, and continuing on each annual anniversary thereafter, the agreements renew for an additional period such that the remaining term is 36 months for Mr. Fitzgerald and 24 months for Mr. Ansari, unless written notice of non-renewal is provided.

Under the agreements, the current base salary of Mr. Fitzgerald is $458,000 per year and for Mr. Ansari is $338,000 per year. The base salary may be increased but not decreased. In addition, Mr. Fitzgerald and Mr. Ansari are entitled to participate, at no cost to the executives, in all benefit plans provided uniformly to other permanent full-time employees of Magyar Bank. Each of Mr. Fitzgerald and Mr. Ansari will be provided with the business and personal use of an automobile (which will be owned or leased by Magyar Bancorp) and Magyar Bancorp will pay for Mr. Fitzgerald’s membership in Fiddler’s Elbow Country Club.

If Mr. Fitzgerald or Mr. Ansari voluntarily terminate their employment, or their employment is terminated for cause, no benefits are provided under either executive’s employment agreement. In the event of (i) the involuntary termination of the executive’s employment for any reason other than termination for cause, disability or retirement, or (ii) the executive resigns upon the occurrence of certain events constituting “constructive termination,” including failure to reelect or reappoint the executive to his current position, a material reduction in his duties, functions or responsibilities, a relocation of executive’s principal place of employment by more than 35 miles from the corporate office (without executive’s consent), a material reduction in the benefits or perquisites provided to the executive from those being provided as of the effective date of the agreement (other than a reduction that is part of a bank-wide reduction in pay or benefits) or a breach by Magyar Bancorp of the agreement, the executive would be entitled to a severance benefit. Mr. Fitzgerald would be entitled to a cash severance payment equal to three times his then base salary and Mr. Ansari would be entitled to a cash severance payment equal to two times his then base salary. In addition, each executive would be entitled to 24 months of employer-paid life insurance and non-taxable medical and dental coverage substantially identical to the coverage maintained for the executive prior to his termination. If one or more of these welfare benefits cannot be provided because the executive is no longer an employee or, due to certain rules or regulations or if providing such benefits would subject Magyar Bancorp or the executive to penalties, then Magyar Bancorp will make a cash payment to the executive equal to the value of such benefits, as determined by the premium otherwise paid for such coverage. Based on their current base salaries, in the event that the severance payment provisions of an executive’s employment agreement are triggered other than following a change in control, Mr. Fitzgerald would be entitled to a cash severance payment in the amount of approximately $1,374,000 and Mr. Ansari would be entitled to a cash severance benefit of $676,000.

If Mr. Fitzgerald’s or Mr. Ansari’s employment is involuntarily terminated at any time following a change in control of Magyar Bancorp or Magyar Bank, the executive would be entitled to a change in control severance benefit equal to three times, in the case of Mr. Fitzgerald, or two times, in the case of Mr. Ansari, the sum of his highest base salary plus the higher of the last year’s bonus(es) or the average annual bonuses over the prior three years. In addition, each executive would be entitled to 24 months of employer-paid life insurance and non-taxable medical and dental coverage substantially identical to the coverage maintained for the executive prior to his termination, under the same terms and conditions as set forth in the prior paragraph. Accordingly, in the event that these severance payment provisions of the employment agreement were triggered following a change in control occurring on the last day of the 2020 fiscal year (assuming these employment agreements were in effect at that time and the bases salaries of the executives was as described above), Mr. Fitzgerald would have been entitled to a cash severance payment in the amount of approximately $1,914,000 and Mr. Ansari would have been entitled to a cash severance payment in the amount of approximately $956,000.

In consideration of the enhanced benefits provided under the updated employment agreements, each executive will be required to enter into a release of claims against Magyar Bancorp and Magyar Bank in the event of an involuntary termination of employment without cause or a termination for good reason, other than following a change in control. For a period of one year following any termination of employment, the executive will not solicit employees to terminate his or her employment and accept employment or become affiliated with, or provide services to any business that competes with the business of Magyar Bancorp or Magyar Bank, or any of their direct or indirect subsidiaries or affiliates. The agreements also provide that, other than following a change in control, the executives will not compete with Magyar Bank or Magyar Bancorp for a period of one year following their termination of employment with Magyar Bank or Magyar Bancorp.

Change-in-Control Agreement. Magyar Bancorp was a party to a one-year change-in-control agreement with Jay Castillo, who resigned as the Senior Vice President and Chief Retail Officer of Magyar Bancorp and Magyar Bank in October 2020. In December 2019, Magyar Bancorp and Magyar Bank entered into a one-year change-in-control agreement with Peter M. Brown, Senior Vice President and Chief Lending Officer of Magyar Bancorp and Magyar Bank. Following a change in control of Magyar Bancorp or Magyar Bank, Mr. Brown will be entitled under the agreement to a payment if his employment is terminated, other than for just cause, or if he voluntarily terminates his employment for good reason. Mr. Brown will have good reason to terminate if, without his written consent, he is not reappointed to the position he held immediately prior to the change in control, or he has a material reduction in his base salary and benefits, or a relocation of his principal place of employment by more than 30 miles from its location immediately prior to the change in control. In such event, Mr. Brown will be entitled to receive a cash severance payment equal to the sum of his base salary and the highest rate of bonus awarded to him during the prior three years, payable in a lump sum. In addition to the cash payment, Mr. Brown will be entitled to receive group health and medical coverage, at no cost, for a period of 12 months from the date of termination. Payments under the change in control agreements are limited so that they will not constitute an excess parachute payment under Section 280G of the Internal Revenue Code of 1986.

Defined Benefit Pension Plan. Magyar Bank sponsors the Magyar Savings Bank Retirement Plan, which is a qualified, tax-exempt defined benefit plan (the “Retirement Plan”). The Retirement Plan was frozen as to new accruals effective as of February 15, 2006. Magyar Bank annually contributes an amount to the plan necessary to satisfy the minimum funding requirements established under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The regular form of retirement benefit is a life annuity (if the participant is single) and a joint and survivor annuity (if the participant is married); however, various alternative forms of joint and survivor annuities may be selected instead. In the event a participant dies before his annuity starting date, death benefits will generally be paid to the participant’s surviving spouse in the form of a pre-retirement survivor annuity.

A participant who retires on his normal retirement date is entitled to an annual benefit equal to his accrued benefit based on a retirement benefit formula equal to the sum of 35% of the participant’s average annual compensation plus 22.75% of his average annual compensation in excess of covered compensation. However, participants who have earned less than 35 years of service at the end of the plan year in which they attain normal retirement age will be entitled to reduced benefits. The minimum amount of annual retirement benefit provided to participants who retire on their normal retirement date will be equal to 1.5% of the participant’s average annual compensation multiplied by the participant’s number of years of service, up to a maximum of 30 years.

401(k) Plan. Magyar Bank maintains the Magyar Bank 401(k) Savings Plan, a tax-qualified defined contribution plan for eligible employees (the “401(k) Plan”). The named executive officers are eligible to participate in the 401(k) Plan just like other eligible employees of Magyar Bank. An eligible employee (as defined in the 401(k) Plan) must have attained the age of 18 and have been employed for three (3) months to be eligible to participate in the 401(k) Plan. Participants may elect to contribute up to 80% of their compensation (up to $19,500 for 2021) on a pre-tax basis or on an after-tax basis as “Roth elective deferrals”. Participants contributions may be either pre-tax or after-tax “Roth contributions”. Participating employees age 50 and above may also elect to make pre-tax “catch up” contributions of up to $6,500 (for 2021). In addition, participants may make rollover contributions to the plan from a prior employer’s plan.

The 401(k) Plan permits the automatic enrollment of all eligible participants upon entry into the 401(k) Plan at 4% of the participant’s eligible compensation. Unless the participant elects an alternative investment, the participant’s elective deferrals will be invested in a qualified default investment option. Participants have the option to change the automatic enrollment deferral percentage or to discontinue the automatic deferral percentage. Magyar Bank has the option to make a discretionary employer contribution, either in the form of an employer profit sharing contribution or a discretionary matching contribution. Presently, Magyar Bank matches 100% of a participant’s elective deferrals up to the first two percent of a participant’s compensation deferred and 50% of a participant’s elective deferrals up to the next four percent of a participant’s compensation. A participant will receive the maximum matching contribution of four percent if the participant’s elective deferrals equal or exceed six percent of the participant’s compensation.

A participant is always 100% vested in his or her elective deferral contributions. Employer discretionary profit sharing contributions, if any, and matching contributions vest based on a participant’s years of service with Magyar Bank, at the rate of 20% for each year of service with Magyar Bank, so that a participant will be 100% vested in the profit sharing contributions and/or matching contributions after five years of service with Magyar Bank. Participants also become fully vested upon their death, disability or the attainment of early or normal retirement age. A participant attains early retirement age at age 55. A participant’s normal retirement age reached when a participant is age 65 and has reached the fifth anniversary of joining the plan. Participants have the ability to direct the investment of their account balances among a number of investment alternatives, including Magyar Bancorp common stock. In connection with the second-step offering, Magyar Bank intends to allow participants in the 401(k) Plan to use up to 100% of their account balances under the plan (other than amounts then invested in Magyar Bancorp common stock or attributable to participant loans) to purchase Magyar Bancorp stock in the offering. Generally, unless the participant elects otherwise, the participant’s account balance will be distributed as a result of the participant’s termination of employment. Participants are also permitted to receive distributions from the 401(k) Plan during employment under certain circumstances, including for hardship withdrawals and participant loans. A participant may also receive a distribution from the 401(k) Plan after attaining age 59 1⁄2. Expense recognized in connection with the 401(k) Plan totaled approximately $175,000 for the fiscal year ended September 30, 2020.

Employee Stock Ownership Plan. Magyar Bank sponsors an employee stock ownership plan for eligible employees. The employee stock ownership plan was adopted by Magyar Bank in 2006 in connection with the conversion of the bank to stock form in the two-tier mutual holding company reorganization and stock offering of Magyar Bancorp, the mid-tier holding company. The employee stock ownership plan acquired 8% of the shares issued in the stock offering with a loan obtained by Magyar Bancorp. Magyar Bank was able to fully repay the loan by December 2020.

In connection with the offering of shares of Magyar Bancorp, the trustee is expected to purchase, on behalf of the employee stock ownership plan, up to 8% of the shares of Magyar Bancorp issued in this offering. We expect that this purchase will be made in the offering. We anticipate that the employee stock ownership plan will fund its stock purchase with a loan from Magyar Bancorp. The loan will be repaid principally through Magyar Bank’s contribution to the employee stock ownership plan and dividends, if any, payable on common stock held by the employee stock ownership plan over the anticipated 30 year term of the new loan. The interest rate for the employee stock ownership plan loan is expected to be a fixed rate equal to the prime rate, as published in The Wall Street Journal, on the closing date of the offering. See “Pro Forma Data.”

Eligible employees become participants in the employee stock ownership plan on the first entry date commencing on or after the participant both attains age 21 and completion of 1,000 hours of service during a continuous 12-month period. The entry dates are January 1 and July 1 of each year. The trustee will hold the shares purchased by the employee stock ownership plan in an unallocated suspense account, and shares will be released from the suspense account on a pro-rata basis as the loan is repaid. The trustee will allocate the shares released among participants on the basis of each participant’s proportional share of compensation relative to all participants. Each participant will vest in his or her account balance at a rate of 20% per year, such that the participant will be fully vested upon completion of five years of credited service. A participant also will become fully vested in his or her benefit upon attainment of normal retirement age (i.e., the attainment of age 65 with five year of vesting service), death or disability, a change in control, or termination of the employee stock ownership plan. Generally, a participant will receive a distribution from the employee stock ownership plan upon separation from service.

The employee stock ownership plan permits a participant to direct the trustee as to how to vote the shares of common stock allocated to his or her account. The trustee votes unallocated shares and allocated shares for which participants do not provide instructions on any matter in the same ratio as those shares for which participants provide instructions, subject to fulfillment of the trustee’s fiduciary responsibilities.

Under applicable accounting requirements, Magyar Bank will record a compensation expense for the employee stock ownership plan at the fair market value of the shares as they are committed to be released from the unallocated suspense account to each participant’s account. The compensation expense resulting from the release of the common stock from the suspense account and allocation to plan participants will result in a corresponding reduction in Magyar Bancorp’s earnings.

Executive Supplemental Retirement Income Agreements. Magyar Bank adopted an Executive Supplemental Retirement Income Agreement for Jon Ansari and for John Fitzgerald effective as of January 1, 2006 (“2006 SERPs”). The 2006 SERPs are designed to provide an annual benefit to Mr. Ansari at age 65 of $141,143 and to Mr. Fitzgerald at age 65 of $102,362. For these purposes, Messrs. Ansari and Fitzgerald have each established a secular trust in connection with the adoption of the 2006 SERPs. In the fiscal year ended September 30, 2020, Magyar Bank contributed $40,895 and $43,792 to the secular trusts established for Mr. Ansari and Mr. Fitzgerald, respectively, under the 2006 SERP.

Magyar Bank adopted a second Executive Supplemental Retirement Income Agreement for Jon Ansari and John Fitzgerald effective as of May 23, 2019 (“2019 SERPs”). The 2019 SERPs are designed to provide an annual benefit to Mr. Ansari at age 65 of $78,681 and to Mr. Fitzgerald at age 65 of $160,923. In accordance with the 2019 SERPs, Magyar Bank will accrue for the benefit of each Executive with an accrued liability balance. In the fiscal year ended September 30, 2020, Magyar Bank accrued $21,602 and $138,109 for Mr. Ansari and Mr. Fitzgerald, respectively, under the 2019 SERP.

Director Fees

Each of the individuals who serves as a director of Magyar Bancorp also serves as a director of Magyar Bank. For serving as director of Magyar Bank, each director, with the exception of Mr. Fitzgerald and Mr. Ansari, earns director fees. Magyar Bank pays each director an annual retainer fee of $36,000. The Chairman of the Board of Directors receives an annual retainer fee of $75,000 and the Vice Chairman of the Board of Directors receives an annual retainer fee of $41,000. Each director, except Mr. Fitzgerald and Mr. Ansari, also receives a fee of $575 for each committee meeting attended. The chairman of the Audit Committee also receives an additional retainer fee of $5,000, and members of the Audit Committee are paid a fee of $1,100 for attendance at committee meetings. For serving as director of Magyar Bancorp, each director, including Mr. Fitzgerald and Mr. Ansari, receives an annual retainer fee of $10,000. Aggregate fees paid to directors by Magyar Bancorp and Magyar Bank were $369,938 for fiscal year 2020.

Directors’ Compensation

The following table sets forth for the year ended September 30, 2020 certain information as to the total remuneration paid to Magyar Bancorp’s directors other than Messrs. Fitzgerald and Ansari. Compensation paid to Mr. Fitzgerald and Mr. Ansari is included in “Executive Compensation – Summary Compensation Table.”

Name	Fees earned or paid in cash ($)	Stock Awards ($)	Option Awards ($)	Nonqualified deferred compensation earnings ($) (1)	All other compensation ($)	Total ($)
Andrew G. Hodulik	71,088	—	—	46,279	—	117,817
Thomas Lankey	104,188	—	—	2,757	—	106,944
Martin A. Lukacs, D.M.D.	61,463	—	—	—	—	61,463
Edward C. Stokes, III	48,863	—	—	—	—	48,863
Joseph A. Yelencsics	64,338	—	—	2,006	—	66,343

(1)	Reflects the above-market earnings on the Director Supplemental Retirement Income And Deferred Compensation Agreements.

Director Supplemental Retirement Income and Deferred Compensation Agreements. In 1996, Magyar Bank entered into Director Supplemental Retirement Income and Deferred Compensation Agreements with its directors, including Messrs. Andrew G. Hodulik, Thomas Lankey, Martin A. Lukacs, Edward C. Stokes, III, and Joseph A. Yelencsics, in order to provide retirement, disability and death benefits to such directors and their beneficiaries. The agreements were amended and restated effective January 1, 2006, in order to comply with changes in the tax laws under Section 409A of the Internal Revenue Code of 1986, as amended (“Code Section 409A”). The agreements with each director replace a prior non-qualified deferred compensation plan under which each director deferred all or a portion of his or her board fees, committee fees and retainer and such deferrals generated earnings at a 10% interest rate. Under the amended and restated agreements, each director makes an elective contribution equal to such director’s voluntary monthly pre-tax deferrals of board fees, committee fees and or retainer to a so-called secular trust (i.e., a trust where the individual is the grantor) established by such director with the assistance of Magyar Bank; each such trust is referred to as a retirement income trust fund. In addition, Magyar Bank contributes an amount to the retirement income trust funds to supplement the directors’ deferrals, and replace the 10% interest that would have accrued under the prior nonqualified plan. Magyar Bank also makes a contribution, actuarially determined to be equal to the amount necessary to support the annual retirement benefit payable to the director once he reaches his benefit age, based upon a percentage of the director’s total board fees, committee fees and/or retainer in the twelve-month period prior to the date on which the director is entitled to receive retirement benefits. For the 2019 plan year, Magyar Bank contributed an aggregate of $209,520 to the pension plan portion of the agreements. Provided a director has served for at least five years, the director’s retirement benefit will be at least 50% of such board fees, committee fees and/or retainer, with a maximum retirement benefit of 60%, based on years of service. If a director serves less than five years at termination of service, the benefit to such director would be between 12.5% and 20% of such fees and/or retainer. Any director who serves as board chairman for a five-year term will be entitled to receive a maximum benefit equal to 75% of his fees and/or retainer. Funds contributed to the retirement income trust fund will be invested by the trustee and are taxable to the director in the year of the contribution. Each director is annually given a limited period of time following Magyar Bank’s contribution to the director’s retirement income trust fund to withdraw the contribution to such director’s retirement income trust fund, provided, however, that if a director exercises his withdrawal rights, Magyar Bank will thereafter cease making contributions to the retirement income trust fund and will instead commence bookkeeping entries representing phantom contributions towards the director’s accrued benefit account.

Upon retirement, the amounts accumulated in the director’s retirement income trust fund and/or phantom contributions to any accrued benefit account established for such director, if any, will be annuitized and paid in monthly installments for the payout period unless the director has elected a lump sum payment. In the event the director dies after attaining his benefit age but prior to commencement or completion of his monthly payments, the amounts accrued for the benefit of the director will be paid to his or her beneficiary in either monthly installments or a lump sum. In the event a director has elected to receive a lump sum benefit and dies while serving as a director, the balance of his benefit will be paid to his beneficiary in a lump sum. In the event the director’s service is terminated prior to benefit age due to disability, the director will also be entitled to a lump sum benefit.

Benefits to be Considered Following Completion of the Conversion

Stock-Based Benefit Plans. Following the offering, we intend to adopt one or more new stock-based benefit plans that will provide for grants of stock options and restricted stock awards (including restricted stock units). The stock-based benefit plans will not be adopted sooner than six months after the offering, and, if adopted within 12 months after the offering, stockholders must approve the plans by a majority of the votes eligible to be cast. If the stock-based benefit plans are established more than 12 months after the offering, stockholders must approve the plans by a majority of votes cast on the proposal. Also, if adopted within 12 months following the completion of the conversion, the aggregate number of shares reserved for the exercise of stock options or available for stock awards under the stock-based benefit plans would be limited to 10% and 4%, respectively, of the shares sold in the offering.

The following additional restrictions would apply to our stock-based benefit plans if we adopt such plans within 12 months after the offering:

•	non-employee directors in the aggregate may not receive more than 30% of the options and restricted stock awards authorized under the plans;

•	any one non-employee director may not receive more than 5% of the options and restricted stock awards authorized under the plans;

•	any officer or employee may not receive more than 25% of the options and restricted stock awards authorized under the plans;

•

any tax-qualified employee stock benefit plans and restricted stock plans, in the aggregate, may not acquire more than 10% of the shares sold in the offering, unless Magyar Bank has tangible capital of 10% or more, in which case tax-qualified employee stock benefit plans and restricted stock plans may acquire up to 12% of the shares sold in the offering;

•	the options and restricted stock awards may not vest more rapidly than 20% per year, beginning on the first anniversary of stockholder approval of the plans;

•	accelerated vesting is not permitted except for death, disability or upon a change in control of Magyar Bancorp or Magyar Bank; and

•	our executive officers or directors must exercise or forfeit their options if Magyar Bank becomes critically undercapitalized, is subject to enforcement action or receives a capital directive.

We have not determined whether we will present stock-based benefit plans for stockholder approval before or after 12 months after the completion of the conversion.

We may obtain the shares needed for our stock-based benefit plans by issuing additional shares of common stock from authorized but unissued shares or through stock repurchases.

The actual value of the shares awarded under stock-based benefit plans would be based in part on the price of Magyar Bancorp’s common stock at the time the shares are awarded. The following table presents the total value of all shares of restricted stock that would be available for issuance under the new stock-based benefit plans, assuming the shares are awarded when the market price of our common stock ranges from $8.00 per share to $14.00 per share.

Share Price	115,600 Shares Awarded at Minimum of Offering Range	136,000 Shares Awarded at Midpoint of Offering Range	156,400 Shares Awarded at Maximum of Offering Range
$ 8.00	$924,800	$1,088,000	$1,251,200
10.00	1,156,000	1,360,000	1,564,000
12.00	1,387,200	1,632,000	1,876,800
14.00	1,618,400	1,904,000	2,189,600

The grant-date fair value of the options granted under the new stock-based benefit plans will be based in part on the price of shares of common stock of Magyar Bancorp at the time the options are granted. The value also will depend on the various assumptions utilized in the option pricing model ultimately adopted. The following table presents the total estimated value of the options to be available for grant under the stock-based benefit plans, assuming the market price and exercise price for the stock options are equal and the range of market prices for the shares is $8.00 per share to $14.00 per share. The Black-Scholes option pricing model provides an estimate only of the fair value of the stock options, and the actual value of the stock options may differ significantly from the value set forth in this table.

Exercise Price	Grant-Date Fair Value Per Option	289,000 Options at Minimum of Offering Range	340,000 Options at Midpoint of Offering Range	391,000 Options at Maximum of Offering Range
$ 8.00	$2.54	$734,060	$863,600	$993,140
10.00	3.17	916,130	1,077,800	1,239,470
12.00	3.80	1,098,200	1,292,000	1,485,800
14.00	4.44	1,283,160	1,509,600	1,736,040

The tables presented above are provided for informational purposes only. There can be no assurance that our stock price will not trade below $10.00 per share. Before you make an investment decision, we urge you to read this proxy statement/prospectus carefully, including, but not limited to, the section entitled “Risk Factors” beginning on page 17.

BENEFICIAL OWNERSHIP OF COMMON STOCK

The following table provides the beneficial ownership of shares of common stock of Magyar Bancorp held by our directors and executive officers, individually and as a group, and all individuals known to management to own more than 5% of our common stock at May 3, 2021. For purposes of this table, a person is deemed to be the beneficial owner of any shares of common stock over which he has, or shares, directly or indirectly, voting or investment power or as to which he has the right to acquire beneficial ownership at any time within 60 days after May 3, 2021.

	Number of Shares (1)		Percent Outstanding (2)
5% Beneficial Owners:
Magyar Bancorp, MHC 400 Somerset Street P.O. Box 1365 New Brunswick, New Jersey 08903	3,200,450	(3)	55.1%

PL Capital, LLC 20 E. Jefferson Avenue Suite 22 Naperville, IL 60540	580,657	(4)	9.9%

M3 Funds, LLC 10 Exchange Place Suite 510 Salt Lake City, UT 84111	431,764	(5)	7.4%

Directors:
Jon R. Ansari	53,141		*
John S. Fitzgerald	57,935		*
Andrew G. Hodulik, CPA	14,902		*
Thomas Lankey	23,502		*
Martin A. Lukacs, D.M.D.	14,357		*
Edward C. Stokes, III	37,272		*
Joseph A. Yelencsics	15,132		*

Executive Officer Who Is Not A Director:
Peter M. Brown	1,808		*

All directors and executive officers as a group (8 persons)	218,049	(2)	3.8%

*	Less than 1%.
(1)

Unless otherwise indicated, each person effectively exercises sole, or shared with spouse, voting and dispositive power as to the shares reported. Includes 7,181 shares and 16,784 shares owned by Mr. Fitzgerald and Mr. Ansari, respectively, through the Magyar Bank 401(k) Profit Sharing Plan. Includes 10,502 shares,10,436 shares, and 1,808 shares allocated to Mr. Fitzgerald, Mr. Ansari, and Mr. Brown, respectively, in the Magyar Bank Employee Stock Ownership Plan (“ESOP”).

(2)	Based on 5,810,746 shares of Magyar Bancorp common stock outstanding as of May 3, 2021.
(3)	The Board of Directors of Magyar Bancorp, MHC consists of those persons who serve on the Board of Directors of Magyar Bancorp, Inc.
(4)	Based on a Schedule 13D/A filed by PL Capital, LLC with the SEC on September 20, 2012.
(5)	Based on a Schedule 13G/A filed by M3 Funds, LLC with the SEC on February 12, 2021.

SUBSCRIPTIONS BY DIRECTORS AND EXECUTIVE OFFICERS

The table below sets forth, for each of Magyar Bancorp’s directors and executive officers, and for all of these individuals as a group, the following information:

(i)

the number of exchange shares to be held upon completion of the conversion, based upon their beneficial ownership of Magyar Bancorp common stock at May 3, 2021, as set forth in “Beneficial Ownership of Common Stock”;

(ii)	the proposed purchases of subscription shares, assuming sufficient shares of common stock are available to satisfy their subscriptions; and

(iii)	the total shares of common stock to be held upon completion of the conversion.

In each case, it is assumed that subscription shares are sold at the minimum of the offering range. See “Proposal 1 – Approval of the Plan of Conversion and Reorganization – Additional Limitations on Common Stock Purchases.” Federal regulations prohibit our directors and officers from selling the shares they purchase in the offering for one year after the date of purchase.

	Number of Exchange Shares to Be Held (1)	Proposed Purchases of Stock in the Offering (2)		Total Common Stock to be Held at Midpoint of Offering Range (1)(3)
				Number of Shares	Percentage of Shares Outstanding
Name of Beneficial Owner		Number of Shares	Amount
Jon R. Ansari	56,435	25,000	$250,000	81,435	1.3%
John S. Fitzgerald	61,526	30,000	300,000	91,526	1.5
Andrew G. Hodulik, CPA	15,825	7,500	75,000	23,325	*
Thomas Lankey	24,959	7,500	75,000	32,459	*
Martin A. Lukacs, D.M.D.	15,247	1,000	10,000	16,247	*
Edward C. Stokes, III	39,582	10,000	100,000	49,582	*
Joseph A. Yelencsics	16,070	7,500	75,000	23,570	*
Peter M. Brown	1,920	2,000	20,000	3,920	*

All Directors and Executive Officers as a Group	231,564	90,500	$905,000	322,064	5.2%

*	Less than 1%.
(1)	Based on information presented under “Beneficial Ownership of Common Stock,” and assuming an exchange ratio of 1.0620 at the midpoint of the offering range.
(2)	Includes proposed subscriptions, if any, by associates.
(3)	Assuming an exchange ratio of 1.2213 at the maximum of the offering range, directors and executive officers would beneficially own 373,309 shares, or 5.3% of our outstanding shares of common stock.

COMPARISON OF STOCKHOLDERS’ RIGHTS FOR

STOCKHOLDERS OF MAGYAR BANCORP BEFORE AND AFTER THE CONVERSION

General. Except as noted below, the rights of stockholders of Magyar Bancorp will not change as a result of the consummation of the conversion. See “Where You Can Find Additional Information” for procedures for obtaining a copy of Magyar Bancorp’s certificate of incorporation and bylaws.

Authorized Capital Stock. The authorized capital stock of Magyar Bancorp consists of 8,000,000 shares of common stock, $0.01 par value per share, and 1,000,000 shares of preferred stock, par value $0.01 per share.

In connection with the conversion, the certificate of incorporation of Magyar Bancorp will be amended and the authorized capital stock of Magyar Bancorp will consist of 14,000,000 shares of common stock, $0.01 par value per share, and 500,000 shares of preferred stock, $0.01 par value per share.

The certificate of incorporation of Magyar Bancorp authorizes the board of directors to establish one or more series of preferred stock and, for any series of preferred stock, to determine the terms and rights of the series, including voting rights, dividend rights, conversion and redemption rights and liquidation preferences. As a result of the ability to fix voting rights for a series of preferred stock, our board of directors has the power, to the extent consistent with its fiduciary duty, to issue a series of preferred stock to persons friendly to management in order to attempt to block a hostile tender offer, merger or other transaction by which a third party seeks control. We currently have no plans for the issuance of additional shares for such purposes.

Issuance of Capital Stock. Pursuant to applicable laws and regulations, Magyar Bancorp, MHC is required to own not less than a majority of the outstanding shares of Magyar Bancorp common stock. Magyar Bancorp, MHC will no longer exist following consummation of the conversion.

Forum Selection for Certain Stockholder Lawsuits. In connection with the conversion, Magyar Bancorp’s certificate of incorporation will be amended to provide that, unless Magyar Bancorp consents in writing to the selection of an alternative forum, a state or federal court in the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Magyar Bancorp, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of Magyar Bancorp to Magyar Bancorp or Magyar Bancorp’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, or (iv) any action asserting a claim governed by the internal affairs doctrine, in all cases subject to the court’s having personal jurisdiction over the indispensable parties named as defendants.

RESTRICTIONS ON ACQUISITION OF MAGYAR BANCORP

Although the board of directors of Magyar Bancorp is unaware of any effort that might be made to obtain control of Magyar Bancorp after the conversion, the board of directors believes that it is appropriate to include certain provisions as part of Magyar Bancorp’s certificate of incorporation to protect the interests of Magyar Bancorp and its stockholders from takeovers which the board of directors might conclude are not in the best interests of Magyar Bancorp or its stockholders.

The following discussion is a general summary of the material provisions of Delaware law, Magyar Bancorp’s certificate of incorporation and bylaws, Magyar Bank’s certificate of incorporation and certain other regulatory provisions that may be deemed to have an “anti-takeover” effect. The following description is necessarily general and is not intended to be a complete description of the document or regulatory provision in question. Our certificate of incorporation and bylaws are included as exhibits to our registration statement filed with the Securities and Exchange Commission. See “Where You Can Find Additional Information.”

Delaware Law and Certificate of Incorporation and Bylaws of Magyar Bancorp

Delaware law, as well as Magyar Bancorp’s articles of incorporation and bylaws, contain a number of provisions relating to corporate governance and rights of stockholders that may discourage future takeover attempts. As a result, stockholders who might desire to participate in such transactions may not have an opportunity to do so. In addition, these provisions will also render the removal of the board of directors or management of Magyar Bancorp more difficult.

Directors. The board of directors is divided into three classes. The members of each class are elected for a term of three years and only one class of directors are elected annually. Thus, it takes at least two annual elections to replace a majority of the board of directors. Further, the bylaws impose notice and information requirements in connection with the nomination by stockholders of candidates for election to the board of directors or the proposal by stockholders of business to be acted upon at an annual meeting of stockholders. Such notice and information requirements are applicable to all stockholder business proposals and nominations, and are in addition to any requirements under the federal securities laws.

Restrictions on Calling Special Meetings. The certificate of incorporation and bylaws provide that special meetings of stockholders can be called only by the board of directors pursuant to a resolution adopted by a majority of the authorized number of directors. Stockholders are not authorized to call a special meeting of stockholders.

Prohibition of Cumulative Voting. The certificate of incorporation does not provide for cumulative voting for the election of directors.

Plurality Voting. The bylaws provide that the directors will be elected by the plurality of the shares voted of the shares present in person represented by proxy and entitled to vote at the meeting.

Quorum Requirement. The certificate of incorporation provides that the holders of record entitled to cast a majority of the votes of common stock will constitute a quorum at all meetings of stockholders.

Limitation of Voting Rights. The certificate of incorporation provides that in no event will any record owner of any outstanding common stock which is beneficially owned, directly or indirectly, by a person who beneficially owns more than 10% of the then outstanding shares of common stock, be entitled or permitted to vote any of the shares held in excess of the 10% limit. This restriction does not apply to any tax-qualified employee stock benefit plan established by Magyar Bancorp or Magyar Bank.

Restrictions on Removing Directors from Office. The certificate of incorporation provides that directors may be removed only for cause, and only by the affirmative vote of the holders of at least 80% of all of our then-outstanding common stock entitled to vote (after giving effect to the limitation on voting rights discussed above in “– Limitation of Voting Rights.”)

Authorized but Unissued Shares. After the conversion, Magyar Bancorp will have authorized but unissued shares of common and preferred stock. See “Description of Capital Stock of Magyar Bancorp.” The certificate of incorporation, as amended, authorizes 500,000 shares of serial preferred stock. Magyar Bancorp is authorized to issue preferred stock from time to time in one or more series subject to applicable provisions of law, and the board of directors is authorized to fix the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption of the shares of each such series. In the event of a proposed merger, tender offer or other attempt to gain control of Magyar Bancorp that the board of directors does not approve, it may be possible for the board of directors to authorize the issuance of a series of preferred stock with rights and preferences that would impede the completion of the transaction. An effect of the possible issuance of preferred stock therefore may be to deter a future attempt to gain control of Magyar Bancorp. The board of directors has no present plan or understanding to issue any preferred stock.

Amendments to Certificate of Incorporation and Bylaws. Amendments to the certificate of incorporation must be approved by our board of directors and also by holders of a majority of our outstanding shares of voting stock; provided, however, that approval by holders of at least 80% of the outstanding voting stock (after giving effect to the 10% voting limitation discussed above) is generally required to amend the following provisions, including amendments to the certificate of incorporation which will become effective at the effective time of the conversion:

(1)	The limitation on voting rights of persons who directly or indirectly offer to acquire or acquire the beneficial ownership of more than 10% of our common stock;

(2)	The inability of stockholders to act by less than unanimous written consent;

(3)	The inability of stockholders to call special meetings of stockholders;

(4)	The division of the board of directors into three staggered classes;

(5)	The inability to deviate from the manner prescribed in the bylaws by which stockholders nominate directors and bring other business before meetings of stockholders;

(6)	The requirement that at least 80% of stockholders must vote to remove directors, and can only remove directors for cause;

(7)	The requirement that the forum for certain actions or disputes will be a state or federal court located within the State of Delaware; and

(8)	The ability of the board of directors to amend and repeal the bylaws.

The bylaws may be amended by the affirmative vote of a majority of our directors or the affirmative vote of at least 80% of the total votes eligible to be voted at a duly constituted meeting of stockholders.

Evaluation of Offers. Our certificate of incorporation provides that our board of directors, when evaluating a transaction that would or may involve a change in control of Magyar Bancorp (whether by purchases of our securities, merger, consolidation, share exchange, dissolution, liquidation, sale of all or substantially all of our assets, proxy solicitation or otherwise), may, in connection with the exercise of its business judgment in determining what is in our best interests and those of our stockholders and in making any recommendation to the stockholders, give due consideration to all relevant factors, including, without limitation: the social and economic effect of acceptance of such offer on our present and future customers and employees and those of our subsidiaries; on the communities in which we and our subsidiaries operate or are located; on our ability to fulfill our corporate objectives as Magyar Bank’s holding company and on the ability of Magyar Bank to fulfill the objectives of a stock savings bank under applicable statutes and regulations.

Purpose and Anti-Takeover Effects of Magyar Bancorp’s Certificate of Incorporation and Bylaws. Our board of directors believes that the provisions described above are prudent and will reduce our vulnerability to takeover attempts and certain other transactions that have not been negotiated with and approved by our board of directors. These provisions also will assist us in the orderly deployment of the offering proceeds into productive assets during the initial period after the conversion. We believe these provisions are in the best interests of Magyar Bancorp and its stockholders. Our board of directors believes that it will be in the best position to determine the true value of Magyar Bancorp and to negotiate more effectively for what may be in the best interests of all our stockholders. Accordingly, our board of directors believes that it is in the best interests of Magyar Bancorp and all of our stockholders to encourage potential acquirers to negotiate directly with the board of directors and that these provisions will encourage such negotiations and discourage hostile takeover attempts. It is also the view of our board of directors that these provisions should not discourage persons from proposing a merger or other transaction at a price reflective of the true value of Magyar Bancorp and that is in the best interests of all our stockholders.

Takeover attempts that have not been negotiated with and approved by our board of directors present the risk of a takeover on terms that may be less favorable than might otherwise be available. A transaction that is negotiated and approved by our board of directors, on the other hand, can be carefully planned and undertaken at an opportune time in order to obtain maximum value for our stockholders, with due consideration given to matters such as the management and business of the acquiring corporation.

Although a tender offer or other takeover attempt may be made at a price substantially above the current market price, such offers are sometimes made for less than all of the outstanding shares of a target company. As a result, stockholders may be presented with the alternative of partially liquidating their investment at a time that may be disadvantageous, or retaining their investment in an enterprise that is under different management and whose objectives may not be similar to those of the remaining stockholders.

Despite our belief as to the benefits to stockholders of these provisions of Magyar Bancorp’s certificate of incorporation and bylaws, these provisions also may have the effect of discouraging a future takeover attempt that would not be approved by our board of directors, but pursuant to which stockholders may receive a substantial premium for their shares over then current market prices. As a result, stockholders who might desire to participate in such a transaction may not have any opportunity to do so. Such provisions will also make it more difficult to remove our board of directors and management. Our board of directors, however, has concluded that the potential benefits outweigh the possible disadvantages.

Certificate of Incorporation of Magyar Bank

We expect that Magyar Bank’s certificate of incorporation will provide that for a period of five years from the closing of the conversion and offering, no person other than Magyar Bancorp may offer directly or indirectly to acquire the beneficial ownership of more than 10% of any class of equity security of Magyar Bank. This provision does not apply to any tax-qualified employee benefit plan of Magyar Bank or Magyar Bancorp or to an underwriter or member of an underwriting or selling group involving the public sale or resale of securities of Magyar Bancorp or any of its subsidiaries, so long as after the sale or resale, no underwriter or member of the selling group is a beneficial owner, directly or indirectly, of more than 10% of any class of equity securities of Magyar Bank. In addition, during this five-year period, all shares owned over the 10% limit may not be voted on any matter submitted to stockholders for a vote.

Conversion Regulations

Federal Reserve Board regulations prohibit any person from making an offer, announcing an intent to make an offer or participating in any other arrangement to purchase stock or acquire stock or subscription rights in a converting institution or its holding company from another person before completion of its conversion. Further, without the prior written approval of the Federal Reserve Board, no person may make an offer or announcement of an offer to purchase shares or actually acquire shares of a converted institution or its holding company for a period of three years from the date of the completion of the conversion if, upon the completion of such offer, announcement or acquisition, the person would become the beneficial owner of more than 10% of the outstanding stock of the institution or its holding company. The Federal Reserve Board has defined “person” to include any individual, group acting in concert, corporation, partnership, association, joint stock company, trust, unincorporated organization or similar company, a syndicate or any other group formed for the purpose of acquiring, holding or disposing of securities of an insured institution. However, offers made exclusively to a bank or its holding company, or to an underwriter or member of a selling group acting on the converting institution’s or its holding company’s behalf for resale to the general public, are excepted. The regulation also provides civil penalties for willful violation or assistance in any such violation of the regulation by any person connected with the management of the converting institution or its holding company or who controls more than 10% of the outstanding shares or voting rights of a converted institution or its holding company.

Change in Control Law and Regulations

Under the Change in Bank Control Act, a federal law, no person may acquire control of an insured savings bank or its parent holding company unless the Federal Reserve Board has been given 60 days’ prior written notice and has not issued a notice disapproving the proposed acquisition. The Federal Reserve Board takes into consideration certain factors, including the financial and managerial resources of the acquirer and the competitive effects of the acquisition. In addition, federal regulations provide that no company may acquire control of a savings bank without the prior approval of the Federal Reserve Board. Any company that acquires such control becomes a “bank holding company” subject to registration, examination and regulation by the Federal Reserve Board.

Control, as defined under federal law, means ownership, control of or holding irrevocable proxies representing more than 25% of any class of voting stock, control in any manner of the election of a majority of the company’s directors, or a determination by the Federal Reserve Board that the acquirer has the power to direct, or directly or indirectly exercise a controlling influence over, the management or policies of the institution. Acquisition of more than 10% of any class of a bank holding company’s voting stock constitutes a rebuttable determination of control under the regulations under certain circumstances including where, as is the case with Magyar Bancorp, the issuer has registered securities under Section 12 of the Securities Exchange Act of 1934. Federal Reserve Board regulations provide that parties seeking to rebut control will be provided an opportunity to do so in writing.

The Federal Reserve Board adopted a final rule, effective September 30, 2020, that revised its framework for determining whether a company, under the Bank Holding Company Act, has a “controlling influence” over a bank or bank holding company.

DESCRIPTION OF CAPITAL STOCK OF MAGYAR BANCORP

General

Upon completion of the conversion, Magyar Bancorp’s certificate of incorporation will be amended and it will be authorized to issue 14,000,000 shares of common stock, par value of $0.01 per share, and 500,000 shares of preferred stock, par value $0.01 per share. Magyar Bancorp currently expects to issue in the offering and exchange up to 7,098,070 shares of common stock, at the maximum of the offering range. Magyar Bancorp will not issue shares of preferred stock in the conversion. Each share of common stock will have the same relative rights as, and will be identical in all respects to, each other share of common stock. Upon payment of the subscription price for the common stock, in accordance with the Plan of Conversion, all of the shares of common stock will be duly authorized, fully paid and non-assessable.

The shares of common stock being issued in the conversion and offering will represent non-withdrawable capital, will not be an account of an insurable type, and will not be insured by the FDIC or any other government agency.

Common Stock

Dividends. Delaware law generally limits dividends to our capital surplus or, if there is no capital surplus, our net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. The payment of dividends is also subject to limitations that are imposed by law and applicable regulation, including restrictions on payments of dividends that would reduce our assets below the then-adjusted balance of our liquidation account. The holders of our common stock will be entitled to receive and share equally in dividends as may be declared by our board of directors out of funds legally available therefor. If we issue shares of preferred stock, the holders thereof may have a priority over the holders of the common stock with respect to dividends.

Voting Rights. The holders of our common stock have exclusive voting rights in Magyar Bancorp. They elect our board of directors and act on other matters as are required to be presented to them under Delaware law or as are otherwise presented to them by the board of directors. Generally, each holder of common stock is entitled to one vote per share and does not have any right to cumulate votes in the election of directors. Any person who beneficially owns more than 10% of our then-outstanding shares of common stock, however, will not be entitled or permitted to vote any shares of common stock held in excess of the 10% limit. If we issue shares of preferred stock, holders of the preferred stock may also possess voting rights. Certain matters require the approval of 80% of our outstanding common stock.

As a New Jersey-chartered stock savings bank, corporate powers and control of Magyar Bank are vested in its board of directors, who elect the officers of Magyar Bank and who fill any vacancies on the board of directors. Voting rights of Magyar Bank are vested exclusively in the owners of the shares of capital stock of Magyar Bank, which is Magyar Bancorp, and voted at the direction of Magyar Bancorp’s board of directors. Consequently, the holders of the common stock of Magyar Bancorp will not have direct control of Magyar Bank.

Liquidation. In the unlikely event of any liquidation, dissolution or winding up of Magyar Bank, Magyar Bancorp, as the holder of 100% of Magyar Bank’s capital stock, would be entitled to receive all assets of Magyar Bank available for distribution, after payment or provision for payment of all debts and liabilities of Magyar Bank, including all deposit accounts and accrued interest thereon, and after distribution of the balance in the liquidation account to Eligible Account Holders and Supplemental Eligible Account Holders. In the unlikely event of liquidation, dissolution or winding up of Magyar Bancorp, the holders of its common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities (including payments with respect to its liquidation account), all of the assets of Magyar Bancorp available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of the common stock in the event of liquidation or dissolution.

Preemptive Rights. Holders of the common stock of Magyar Bancorp will not be entitled to preemptive rights with respect to any shares that may be issued. The common stock is not subject to redemption.

Preferred Stock

None of the shares of our authorized preferred stock will be issued as part of the offering or the conversion. Preferred stock may be issued with preferences and designations as our board of directors may from time to time determine. Our board of directors may, without stockholder approval, issue shares of preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

Forum Selection for Certain Stockholder Lawsuits

In connection with the conversion, Magyar Bancorp’s certificate of incorporation is being amended to provide that, unless the corporation consents in writing to the selection of an alternative forum, a state or federal court in the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Magyar Bancorp , (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of Magyar Bancorp to Magyar Bancorp or Magyar Bancorp’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, or (iv) any action asserting a claim governed by the internal affairs doctrine, in all cases subject to the court’s having personal jurisdiction over the indispensable parties named as defendants.

TRANSFER AGENT

The transfer agent and registrar for Magyar Bancorp’s common stock is American Stock Transfer & Trust Company, LLC, Brooklyn, New York.

EXPERTS

The consolidated financial statements of Magyar Bancorp as of September 30, 2020 and 2019 and for each of the years in the two-year period ended September 30, 2020 have been included in this proxy statement/prospectus and in the registration statement in reliance upon the report of RSM US LLP, an independent registered public accounting firm, appearing elsewhere in this proxy statement/prospectus, and upon the authority of such firm as experts in accounting and auditing.

RP Financial, LC. has consented to the publication in this proxy statement/prospectus of the summary of its report setting forth its opinion as to the estimated pro forma market value of the shares of common stock of Magyar Bancorp upon completion of the conversion and offering and of its letters with respect to subscription rights and the liquidation accounts.

LEGAL MATTERS

Luse Gorman, PC, Washington, D.C., counsel to Magyar Bancorp, Magyar Bancorp, MHC and Magyar Bank, has issued to Magyar Bancorp its opinions regarding the legality of the common stock and the federal income tax consequences of the conversion. Hamilton & Babitts, Fairfield, New Jersey, has provided an opinion to us regarding the New Jersey income tax consequences of the conversion. Certain legal matters will be passed upon for KBW and, in the event of a syndicated community offering, for any other co-managers, by Goodwin Procter LLP, Washington, D.C.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Magyar Bancorp has filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 with respect to the shares of common stock offered hereby. As permitted by the rules and regulations of the Securities and Exchange Commission, this proxy statement/prospectus does not contain all the information set forth in the registration statement. Such information, including the appraisal report, which is an exhibit to the registration statement, can be examined without charge through the Securities and Exchange Commission’s web site (www.sec.gov), which contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission, including

Magyar Bancorp. The statements contained in this proxy statement/prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are, of necessity, brief descriptions of the material terms of, and should be read in conjunction with, such contract or document.

Magyar Bancorp’s common stock is registered under Section 12 of the Securities Exchange Act of 1934 and Magyar Bancorp and the holders of its common stock are subject to the proxy solicitation rules, reporting requirements and restrictions on common stock purchases and sales by directors, officers and greater than 10% stockholders, the annual and periodic reporting and certain other requirements of the Securities Exchange Act of 1934. Under the Plan of Conversion, Magyar Bancorp has undertaken that it will not terminate such registration for a period of at least three years following the completion of the offering.

STOCKHOLDER PROPOSALS

In order to be eligible for inclusion in the proxy materials for next year’s Annual Meeting of Stockholders, under SEC Rule 14a-8, any stockholder proposal to take action at such meeting must be received at the Company’s Executive Office, 400 Somerset Street, P.O. Box 1365, New Brunswick New Jersey 08903, no later than September 8, 2021. Any such proposals shall be subject to the requirements of the proxy rules adopted under the Exchange Act.

ADVANCE NOTICE OF BUSINESS TO BE CONDUCTED AT AN ANNUAL MEETING

The bylaws of Magyar Bancorp provide an advance notice procedure for certain business, or nominations to the Board of Directors, to be brought before an annual meeting of stockholders. In order for a stockholder to properly bring business before an annual meeting, or to propose a nominee to the Board of Directors, the stockholder must give written notice to the Secretary of Magyar Bancorp not less than 90 days prior to the date of Magyar Bancorp’s proxy materials for the preceding year’s annual meeting; provided, however, that if the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after the anniversary of the preceding year’s annual meeting, notice by the stockholder to be timely must be so delivered not later than the close of business on the tenth day following the day on which public announcement of the date of such annual meeting is first made. The notice must include the stockholder’s name, record address, and number of shares owned, describe briefly the proposed business, the reasons for bringing the business before the annual meeting, and any material interest of the stockholder in the proposed business. In the case of nominations to the Board of Directors, certain information regarding the nominee must be provided. Nothing in this paragraph shall be deemed to require Magyar Bancorp to include in its proxy statement and proxy relating to an annual meeting any stockholder proposal that does not meet all of the requirements for inclusion established by SEC Rule 14a-8 in effect at the time such proposal is received. Based on the foregoing, in order for notice of new business or a director nominee to be timely for purposes of the stockholders meeting to be held following the September 30, 2021 fiscal year end, notice must be received by Magyar Bancorp by October 8, 2021.

Nothing in this proxy statement/prospectus shall be deemed to require us to include in our proxy statement and proxy relating to an annual meeting any stockholder proposal that does not meet all of the requirements for inclusion established by the Securities and Exchange Commission in effect at the time such proposal is received.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS

FOR THE SPECIAL MEETING

The Notice of Special Meeting of Stockholders, Proxy Statement/Prospectus, and Proxy Card are available at http://www.astproxyportal.com/ast/24120.

OTHER MATTERS

As of the date of this document, the board of directors is not aware of any business to come before the special meeting other than the matters described above in the proxy statement/prospectus. However, if any matters should properly come before the special meeting, it is intended that the holders of the proxies will act in accordance with their best judgment.

BY ORDER OF THE BOARD OF DIRECTORS

Karen LeBlon
Corporate Secretary

New Brunswick, New Jersey

May 14, 2021

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF

MAGYAR BANCORP, INC. AND SUBSIDIARY

Financial statement schedules have been omitted as the required information either is not applicable or is included in the financial statements or related notes

MAGYAR BANCORP, INC. AND SUBSIDIARY

Consolidated Balance Sheets

(In Thousands, Except Share and Per Share Data)

	December 31,	September 30,
	2020	2020
	(Unaudited)
Assets
Cash	$1,645	$1,494
Interest earning deposits with banks	50,425	60,232

Total cash and cash equivalents	52,070	61,726

Investment securities - available for sale, at fair value	14,798	14,561
Investment securities - held to maturity, at amortized cost (fair value of $32,893 and $30,899 at December 31, 2020 and September 30, 2020, respectively)	32,493	30,443
Federal Home Loan Bank of New York stock, at cost	1,981	1,981
Loans receivable, net of allowance for loan losses of $7,130 and $6,400 at December 31, 2020 and September 30, 2020, respectively	598,530	603,110
Bank owned life insurance	14,049	13,971
Accrued interest receivable	4,096	4,030
Premises and equipment, net	14,607	14,746
Other real estate owned ("OREO")	2,072	2,594
Other assets	7,088	6,835

Total assets	$741,784	$753,997

Liabilities and Stockholders' Equity
Liabilities
Deposits	$612,064	$618,330
Escrowed funds	2,655	2,413
Borrowings	60,260	67,410
Accrued interest payable	152	191
Accounts payable and other liabilities	8,452	8,803

Total liabilities	683,583	697,147

Stockholders' equity
Preferred stock: $.01 Par Value, 1,000,000 shares authorized; none issued	—	—
Common stock: $.01 Par Value, 8,000,000 shares authorized; 5,923,742 issued; 5,810,746 shares outstanding at December 31, 2020 and September 30, 2020, at cost	59	59
Additional paid-in capital	26,279	26,294
Treasury stock: 112,996 shares at December 31, 2020 and September 30, 2020 , at cost	(1,242)	(1,242)
Unearned Employee Stock Ownership Plan shares	—	(65)
Retained earnings	34,498	33,161
Accumulated other comprehensive loss	(1,393)	(1,357)

Total stockholders' equity	58,201	56,850

Total liabilities and stockholders' equity	$741,784	$753,997

The accompanying notes are an integral part of these consolidated financial statements.

MAGYAR BANCORP, INC. AND SUBSIDIARY

Consolidated Statements of Operations

(In Thousands, Except Share and Per Share Data)

	For the Three Months Ended December 31,
	2020	2019
	(Unaudited)
Interest and dividend income
Loans, including fees	$6,751	$6,397
Investment securities
Taxable	225	338
Federal Home Loan Bank of New York stock	25	37

Total interest and dividend income	7,001	6,772

Interest expense
Deposits	765	1,446
Borrowings	191	196

Total interest expense	956	1,642

Net interest and dividend income	6,045	5,130
Provision for loan losses	640	210

Net interest and dividend income after provision for loan losses	5,405	4,920

Other income
Service charges	293	265
Income on bank owned life insurance	78	82
Other operating income	591	31
Gains on sales of loans	263	26

Total other income	1,225	404

Other expenses
Compensation and employee benefits	2,547	2,589
Occupancy expenses	725	744
Professional fees	528	349
Data processing expenses	132	154
OREO expenses	180	103
FDIC deposit insurance premiums	130	108
Loan servicing expenses	84	50
Insurance expense	48	52
Other expenses	350	384

Total other expenses	4,724	4,533

Income before income tax expense	1,906	791
Income tax expense	569	238

Net income	$1,337	$553

Net income per share-basic and diluted	$0.23	$0.10

Weighted average basic and diluted shares outstanding	5,810,746	5,820,746

The accompanying notes are an integral part of these consolidated financial statements.

MAGYAR BANCORP, INC. AND SUBSIDIARY

Consolidated Statements of Comprehensive Income

(In Thousands)

	For the Three Months Ended December 31,
	2020	2019
	(Unaudited)
Net income	$1,337	$553

Other comprehensive income
Unrealized loss on securities available for sale	(51)	(14)

Other comprehensive loss, before tax	(51)	(14)
Deferred income tax effect	15	4

Total other comprehensive loss	(36)	(10)

Total comprehensive income	$1,301	$543

The accompanying notes are an integral part of these consolidated financial statements.

MAGYAR BANCORP, INC. AND SUBSIDIARY

Consolidated Statements of Changes in Stockholders' Equity

For the Three Months Ended December 31, 2020 and 2019

(In Thousands, Except for Share Amounts)

	Common Stock		Additional Paid-In Capital	Treasury Stock	Unearned ESOP Shares	Retained Earnings	Accumulated Other Comprehensive Loss	Total
	Shares Outstanding	Par Value
	(Unaudited)
Balance, September 30, 2020	5,810,746	59	26,294	(1,242)	(65)	33,161	(1,357)	$56,850
Net income	—	—	—	—	—	1,337	—	1,337
Other comprehensive income	—	—	—	—	—	—	(36)	(36)
ESOP shares allocated	—	—	(15)	—	65	—	—	50

Balance, December 31, 2020	5,810,746	59	26,279	(1,242)	—	34,498	(1,393)	$58,201

	Common Stock		Additional Paid-In Capital	Treasury Stock	Unearned ESOP Shares	Retained Earnings	Accumulated Other Comprehensive Loss	Total
	Shares Outstanding	Par Value
	(Unaudited)
Balance, September 30, 2019	5,820,746	59	$26,317	$(1,152)	$(214)	$30,971	$(1,330)	$54,651
Net income	—	—	—	—	—	553	—	553
Other comprehensive income	—	—	—	—	—	—	(10)	(10)
ESOP shares allocated	—	—	2	—	36	—	—	38

Balance, December 31, 2019	5,820,746	59	$26,319	$(1,152)	$(178)	$31,524	$(1,340)	$55,232

The accompanying notes are an integral part of these consolidated financial statements.

MAGYAR BANCORP, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows

(In Thousands)

	For the Three Months Ended December 31,
	2020	2019
	(Unaudited)
Operating activities
Net income	$1,337	$553
Adjustment to reconcile net income to net cash provided by (used in) operating activities

Depreciation expense	207	217
Premium amortization on investment securities, net	33	28
Provision for loan losses	640	210
Provision for loss on other real estate owned	150	60
Originations of SBA loans held for sale	(2,513)	(262)
Proceeds from the sales of SBA loans	2,776	288
Gains on sale of loans receivable	(263)	(26)
Gains on the sales of other real estate owned	(1)	(11)
ESOP compensation expense	50	38
Deferred income tax benefit	(134)	(135)
(Increase) decrease in accrued interest receivable	(66)	34
Increase in surrender value of bank owned life insurance	(78)	(82)
(Increase) decrease in other assets	(105)	92
Decrease in accrued interest payable	(39)	(31)
(Decrease) increase in accounts payable and other liabilities	(351)	(1,730)

Net income to net cash provided by (used in) operating activities	1,643	(757)

Investing activities
Net decrease (increase) in loans receivable	3,940	(7,424)
Purchases of investment securities held to maturity	(4,652)	(3,679)
Purchases of investment securities available for sale	(4,060)	(1,516)
Principal repayments on investment securities held to maturity	2,586	2,230
Principal repayments on investment securities available for sale	3,755	696
Purchases of premises and equipment	(68)	(16)
Investment in other real estate owned	(13)	—
Proceeds from other real estate owned	387	17
Redemption of Federal Home Loan Bank stock	—	257

Net cash provided by (used in) investing activities	1,875	(9,435)

Financing activities
Net (decrease) increase in deposits	(6,266)	13,579
Net increase in escrowed funds	242	74
Repayments of long-term advances	(7,150)	(5,701)

Net cash (used in) provided by financing activities	(13,174)	7,952

Net decrease in cash and cash equivalents	(9,656)	(2,240)
Cash and cash equivalents, beginning of year	61,726	21,469

Cash and cash equivalents, end of year	$52,070	$19,229

Supplemental disclosures of cash flow information
Cash paid for
Interest	$995	$1,674
Initial recognition of lease liability and right-of-use asset	$—	$3,835

The accompanying notes are an integral part of these consolidated financial statements.

MAGYAR BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

(Unaudited)

NOTE A – BASIS OF PRESENTATION

The consolidated financial statements include the accounts of Magyar Bancorp, Inc. (the “Company”), its wholly owned subsidiary, Magyar Bank (the “Bank”), and the Bank’s wholly owned subsidiaries Magyar Service Corporation, Hungaria Urban Renewal, LLC, and MagBank Investment Company. All material intercompany transactions and balances have been eliminated. The Company prepares its financial statements on the accrual basis and in conformity with accounting principles generally accepted in the United States of America (“US GAAP”). The unaudited information furnished herein reflects all adjustments (consisting of normal recurring accruals) that are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented.

Operating results for the three months ended December 31, 2020 are not necessarily indicative of the results that may be expected for the year ending September 30, 2021. The September 30, 2020 information has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by US GAAP for complete consolidated financial statements.

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of other real estate owned, and the assessment of realizability of deferred income tax assets.

The Company has evaluated events and transactions occurring subsequent to the balance sheet date of December 31, 2020 for items that should potentially be recognized or disclosed in these consolidated financial statements. The evaluation was conducted through the date these consolidated financial statements were issued.

NOTE B – RECENT ACCOUNTING PRONOUNCEMENTS

In June 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments - Credit Losses. ASU 2016-13 requires entities to report “expected” credit losses on financial instruments and other commitments to extend credit rather than the current “incurred loss” model. These expected credit losses for financial assets held at the reporting date are to be based on historical experience, current conditions, and reasonable and supportable forecasts. This ASU will also require enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an entity’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements.

In October 2019, the FASB voted to defer the effective date of ASU 2016-13 for smaller reporting companies to fiscal years beginning after December 15, 2022 (October 1, 2023 for the Company), and interim periods within those fiscal years. The Company currently expects to continue to qualify as a smaller reporting company, based upon the current SEC definition, and as a result, will be able to defer implementation of the new standard for a period of time. The Company did not early adopt as of December 31, 2020, but will continue to review factors that might indicate that the full deferral time period should not be used. The Company continues to evaluate the impact the new standard will have on the accounting for credit losses, but the Company may recognize a one-time cumulative-effect adjustment to the allowance for loan losses as of the beginning of the first reporting period in which the new standard is effective, consistent with regulatory expectations set forth in interagency guidance issued at the end of 2016. The Company cannot yet determine the magnitude of any such one-time cumulative adjustment or of the overall impact of the new standard on its consolidated financial condition or results of operations.

In August 2018, the FASB issued ASU 2018-14, Compensation—Retirement Benefits—Defined Benefit Plans—General (Topic 715-20): Disclosure Framework—Changes to the Disclosure Requirements for Defined Benefit Plans. The ASU removes the disclosures of 1) the amounts in accumulated other comprehensive income that the entity expects to recognize in net periodic benefit cost during the next fiscal year, 2) the amount and timing of plan assets expected to be returned to the employer and 3) certain related party disclosures. The ASU clarifies the disclosure requirements for the projected benefit obligation (“PBO”) and fair value of plan assets for plans with PBOs in excess of plan assets and the accumulated benefit obligation (“ABO”) and fair value of plan assets for plans with ABOs in excess of plan assets. The ASU adds disclosure requirements for the weighted-average interest crediting rates for cash balance plans and other plans with promised interest crediting rates and for an explanation of the reasons for significant gains and losses related to changes in the benefit obligation for the period. ASU 2018-14 is effective for public business entities in fiscal years ending after December 15, 2020 (Beginning October 1, 2021 for the Company). Early adoption is permitted. The Corporation is currently evaluating the impact this ASU will have on its consolidated financial condition or results of operations.

NOTE C – CONTINGENCIES

The Company, from time to time, is a party to routine litigation that arises in the normal course of business. In the opinion of management, the resolution of this litigation, if any, would not have a material adverse effect on the Company’s consolidated financial position or results of operations.

NOTE D – EARNINGS PER SHARE

Basic and diluted earnings per share for the three months ended December 31, 2020 and 2019 were calculated by dividing net income by the weighted-average number of shares outstanding for the period considering the effect of dilutive equity options and stock awards for the diluted earnings per share calculations.

	For the Three Months Ended December 31,
	2020			2019
	Income	Weighted average shares	Per share Amount	Income	Weighted average shares	Per share Amount
	(In thousands, except per share data)
Basic EPS
Net income available to common shareholders	$1,337	5,811	$0.23	$553	5,821	$0.10
Effect of dilutive securities
Options and grants	—	—	—	—	—	—

Diluted EPS
Net income available to common shareholders plus assumed conversion	$1,337	5,811	$0.23	$553	5,821	$0.10

There were no outstanding stock awards or options to purchase common stock at December 31, 2020 and 2019.

NOTE E – STOCK-BASED COMPENSATION AND STOCK REPURCHASE PROGRAM

The Company follows FASB Accounting Standards Codification (“ASC”) Section 718, Compensation-Stock Compensation, which covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. ASC 718 requires that compensation cost relating to share-based payment transactions be recognized in consolidated financial statements. The cost is measured based on the fair value of the equity or liability instruments issued.

Stock options generally vest over a five-year service period and expire ten years from issuance. The fair values of all option grants were estimated using the Black-Scholes option-pricing model. Management recognizes compensation expense for the fair values of these awards, which have graded vesting, on a straight-line basis over the vesting period of the awards. Once vested, these awards are irrevocable.

There were no grants, vested shares or forfeitures of non-vested restricted stock awards for the three months ended December 31, 2020 and 2019. There were also no stock option and stock award expenses included with compensation expense for the three months ended December 31, 2020 and 2019.

The Company announced in November 2007 its second stock repurchase program of up to 5% of its publicly-held outstanding shares of common stock, or 129,924 shares. Through December 31, 2020, the Company had repurchased a total of 91,000 shares of its common stock at an average cost of $8.41 per share under this program. No shares were repurchased during the three months ended December 31, 2020 and 2019. Under the stock repurchase program, 38,924 shares of the 129,924 shares authorized remained available for repurchase as of December 31, 2020. The Company’s intended use of the repurchased shares is for general corporate purposes. The Company held 112,996 total treasury stock shares at December 31, 2020.

The Company has an Employee Stock Ownership Plan (“ESOP”) for the benefit of employees of the Company and the Bank who meet the eligibility requirements as defined in the plan. In 2006 the ESOP trust purchased 217,863 shares of common stock in the open market using proceeds of a loan from the Company. The total cost of shares purchased by the ESOP trust was $2.3 million, reflecting an average cost per share of $10.58. The Bank makes cash contributions to the ESOP on an annual basis sufficient to enable the ESOP to make the required loan payments to the Company. The loan bears a variable interest rate that adjusts annually every January 1st to the then published Prime Rate (4.75% at January 1, 2020) with principal and interest payable annually in equal installments over thirty years. The loan is secured by shares of the Company’s stock.

As the debt is repaid, shares are released as collateral and allocated to qualified employees. Accordingly, the shares pledged as collateral are reported as unearned ESOP shares in the Consolidated Balance Sheets. The Company accounts for its ESOP in accordance with FASB ASC Topic 718, “Employer’s Accounting for Employee Stock Ownership Plans”. As shares are released from collateral, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding for earnings per share computations.

At December 31, 2020, shares allocated to participants totaled 203,106. Unallocated ESOP shares held in suspense totaled 14,757 and had a fair market value of $142,257. The Company’s contribution expense for the ESOP was $50,000 and $38,000 for the three months ended December 31, 2020 and 2019, respectively.

NOTE F – OTHER COMPREHENSIVE INCOME (LOSS)

The components of other comprehensive loss and the related income tax effects are as follows:

	Three Months Ended December 31,
	2020			2019
	Before Tax Amount	Tax (Benefit) Expense	Net of Tax Amount	Before Tax Amount	Tax (Benefit) Expense	Net of Tax Amount
	(In thousands)
Unrealized holding losses arising during period on:
Available-for-sale investments	$(51)	$15	$(36)	$(14)	$4	$(10)

Other comprehensive loss, net	$(51)	$15	$(36)	$(14)	$4	$(10)

NOTE G – FAIR VALUE DISCLOSURES

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. The securities available-for-sale are recorded at fair value on a recurring basis. Additionally, from time to time, the Company may be required to record at fair value other assets or liabilities on a non-recurring basis, such as held-to-maturity securities, mortgage servicing rights, loans receivable and other real estate owned, or OREO. These non-recurring fair value adjustments involve the application of lower-of-cost-or-market accounting or write-downs of individual assets.

In accordance with ASC 820, the Company groups its assets and liabilities at fair value in three levels, based on the markets in which the assets are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 –	Valuation is based upon quoted prices for identical instruments traded in active markets.

Level 2 –

Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3 –

Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include the use of option pricing models, discounted cash flow models and similar techniques. The results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability.

The Company based its fair values on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The following is a description of valuation methodologies used for assets measured at fair value on a recurring basis.

Securities available-for-sale

The securities available-for-sale portfolio is carried at estimated fair value on a recurring basis, with any unrealized gains and losses, net of taxes, reported as accumulated other comprehensive income/loss in stockholders’ equity. The securities available-for-sale portfolio consists of U.S government-sponsored mortgage-backed securities and private label mortgage-backed securities. The fair values of these securities are obtained from an independent nationally recognized pricing service. An independent pricing service provides the Company with prices which are categorized as Level 2, as quoted prices in active markets for identical assets are generally not available for the securities in the Company’s portfolio. Various modeling techniques are used to determine pricing for Company’s mortgage-backed securities, including option pricing and discounted cash flow models. The inputs to these models include benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data.

Derivatives

Magyar Bank executes interest rate swaps with commercial lending customers to facilitate their respective risk management strategies. The fair values of such derivatives are based on valuation models from a third party using current market terms (including interest rates and fees), the remaining terms of the agreements and the credit worthiness of the counter party as of the measurement date (Level 2).

The following tables provide the level of valuation assumptions used to determine the carrying value of the Company’s assets measured at fair value on a recurring basis.

	Fair Value at December 31, 2020
	Total	Level 1	Level 2	Level 3
	(In thousands)
Assets:
Securities available for sale:
Mortgage-backed securities	$9,797	$—	$9,797	$—
Debt securities	5,001	—	5,001	—

Total securities available for sale	14,798	—	14,798	—
Derivative assets	144	—	144	—

Total Assets	$14,942	$—	$14,942	$—

Liabilities:
Derivative liabilities	$144	$—	$144	$—

Total Liabilities	$144	$—	$144	$—

	Fair Value at September 30, 2020
	Total	Level 1	Level 2	Level 3
	(In thousands)
Assets:
Securities available for sale:
Mortgage-backed securities	$9,558	$—	$9,558	$—
Debt securities	5,003	—	5,003	—

Total securities available for sale	$14,561	$—	$14,561	$—

The following is a description of valuation methodologies used for assets measured at fair value on a non-recurring basis.

Mortgage Servicing Rights, net

Mortgage Servicing Rights (MSRs) are carried at the lower of cost or estimated fair value. The estimated fair value of MSRs is determined through a calculation of future cash flows, incorporating estimates of assumptions market participants would use in determining fair value including market discount rates, prepayment speeds, servicing income, servicing costs, default rates and other market driven data, including the market’s perception of future interest rate movements and, as such, are classified as Level 3. The Company had MSRs totaling $8,000 and $12,000 at December 31, 2020 and September 30, 2020, respectively.

Impaired Loans

Loans which meet certain criteria are evaluated individually for impairment. A loan is impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. All amounts due according to the contractual terms means that both the contractual interest and principal payments of a loan will be collected as scheduled in the loan agreement. Three impairment measurement methods are used, depending upon the collateral securing the asset: 1) the present value of expected future cash flows discounted at the loan’s effective interest rate (the rate of return implicit in the loan); 2) the asset’s observable market price; or 3) the fair value of the collateral, less anticipated selling and disposition costs, if the asset is collateral dependent. The regulatory agencies require the last method for loans from which repayment is expected to be provided solely by the underlying collateral. The Company’s impaired loans are generally collateral dependent and, as such, are carried at the estimated fair value of the collateral less estimated selling costs. Fair value is estimated through current appraisals, and adjusted by management as necessary, to reflect current market conditions and, as such, are generally classified as Level 3.

Appraisals of collateral securing impaired loans are conducted by approved, qualified, and independent third-party appraisers. Such appraisals are ordered via the Company’s credit administration department, independent from the lender who originated the loan, once the loan is deemed impaired, as described in the previous paragraph. Impaired loans are generally re-evaluated with an updated appraisal within one year of the last appraisal. The Company discounts the appraised “as is” value of the collateral for estimated selling and disposition costs and compares the resulting fair value of collateral to the outstanding loan amount. If the outstanding loan amount is greater than the discounted fair value, the Company requires a reduction in the outstanding loan balance or additional collateral before considering an extension to the loan. If the borrower is unwilling or unable to reduce the loan balance or increase the collateral securing the loan, it is deemed impaired and the difference between the loan amount and the fair value of collateral, net of estimated selling and disposition costs, is charged off through a reduction of the allowance for loan loss.

Other Real Estate Owned

The fair value of other real estate owned is determined through current appraisals, and adjusted as necessary, by management, to reflect current market conditions and anticipated selling and disposition costs. As such, other real estate owned is generally classified as Level 3.

The following tables provide the level of valuation assumptions used to determine the carrying value of the Company’s assets measured at fair value on a non-recurring basis at December 31, 2020 and September 30, 2020.

	Fair Value at December 31, 2020
	Total	Level 1	Level 2	Level 3
	(In thousands)
Impaired loans	$11,430	$—	$—	$11,430
Other real estate owned	2,072	—	—	2,072

Total	$13,502	$—	$—	$13,502

	Fair Value at September 30, 2020
	Total	Level 1	Level 2	Level 3
	(In thousands)
Impaired loans	$11,874	$—	$—	$11,874
Other real estate owned	2,594	—	—	2,594

Total	$14,468	$—	$—	$14,468

The following tables present additional quantitative information about assets measured at fair value on a nonrecurring basis and for which Company has utilized Level 3 inputs to determine fair value:

Quantitative Information about Level 3 Fair Value Measurements
(Dollars in thousands)
December 31, 2020	Fair Value Estimate	Valuation Techniques	Unobservable Input	Range (Weighted Average)
Impaired loans	$11,430	Appraisal of collateral (1)	Appraisal adjustments (2)	0% to -50.0% (-11.2%)
Other real estate owned	$2,072	Appraisal of collateral (1)	Liquidation expenses (2)	-11.8% to -31.2% (-18.2%)

Quantitative Information about Level 3 Fair Value Measurements
(Dollars in thousands)
September 30, 2020	Fair Value Estimate	Valuation Techniques	Unobservable Input	Range (Weighted Average)
Impaired loans	$11,874	Appraisal of collateral (1)	Appraisal adjustments (2)	0% to -50.0% (-11.6%)
Other real estate owned	$2,594	Appraisal of collateral (1)	Liquidation expenses (2)	-6.0% to -27.4% (-14.7%)

(1)	Fair value is generally determined through independent appraisals for the underlying collateral, which generally include various level 3 inputs which are not identifiable.
(2)

Appraisals may be adjusted by management for qualitative factors such as economic conditions and estimated liquidation expenses. The range and weighted average of liquidation expenses and other appraisal adjustments are presented as a percent of the appraisal.

The following presents the carrying amount, fair value, and placement in the fair value hierarchy of the Company’s financial instruments carried at cost or amortized cost as of December 31, 2020 and September 30, 2020. For short-term financial assets such as cash and cash equivalents and accrued interest receivable, the carrying amount is a reasonable estimate of fair value due to the relatively short time between the origination of the instrument and its expected realization. For financial liabilities such as interest-bearing demand, NOW, and money market savings deposits, the carrying amount is a reasonable estimate of fair value due to these products being payable on demand and having no stated maturity.

	Carrying Value	Fair Value	Fair Value Measurement Placement
			(Level 1)	(Level 2)	(Level 3)
	(In thousands)
December 31, 2020
Financial instruments - assets
Investment securities held to maturity	$32,493	$32,893	$—	$32,893	$—
Loans	598,530	611,760	—	—	611,760

Financial instruments - liabilities
Certificates of deposit including retirement certificates	118,783	120,730	—	120,730	—
Borrowings	60,260	61,154	—	61,154	—

	Carrying Value	Fair Value	Fair Value Measurement Placement
			(Level 1)	(Level 2)	(Level 3)
	(In thousands)
September 30, 2020
Financial instruments - assets
Investment securities held-to-maturity	$30,443	$30,899	$—	$30,899	$—
Loans	603,110	617,418	—	—	617,418

Financial instruments - liabilities
Certificates of deposit	126,375	128,590	—	128,590	—
Borrowings	67,410	68,386	—	68,386	—

NOTE H – LEASES

The Company accounts for its leases in accordance with ASU 2016-02, Leases (Topic 842). Topic 842 requires lessees to recognize a lease liability and a right-of-use (“ROU”) asset, measured at the present value of the future minimum lease payments, at the lease commencement date.

The Company has operating leases for five branch locations. Our leases have remaining lease terms of up to 11 years, some of which include options to extend the leases for up to 10 additional years. Operating leases are recorded as ROU assets and lease liabilities and are included within Other assets and Accounts payable and other liabilities, respectively, on our Consolidated Balance Sheets.

Operating lease ROU assets represent our right to use an underlying asset during the lease term and operating lease liabilities represent our obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at lease commencement base on the present value of the remaining lease payments using a discount rate that represents our incremental borrowing rate. The incremental borrowing rate used by the Company to value its operating leases is based on the interpolated term advance rate available from the Federal Home Loan Bank of New York, based on the remaining lease term.

At December 31, 2020, the Company’s operating lease right-of-use assets and operating lease liabilities totaled $3.1 million and $3.5 million, respectively.

The following table presents the balance sheet information related to our leases:

December 31, 2020
(Dollars in thousands)
Operating lease right-of-use asset	$3,091
Operating lease liabilities	$3,475
Weighted average remaining lease term in years	7.3
Weighted average discount rate	2.2%

The following table summarizes the maturity of our remaining lease liabilities by year:

December 31, 2020
(In thousands)
For the Year Ending:
2021	$530
2022	595
2023	602
2024	602
2025	378
2026 and thereafter	1,150

Total lease payments	3,857
Less imputed interest	(382)

Present value of lease liabilities	$3,475

Total lease expenses recorded on the Consolidated Statements of Income within Occupancy expense were $204,000 and $198,000 for the three months ended December 31, 2020 and 2019, respectively.

NOTE I - INVESTMENT SECURITIES

The following tables summarize the amortized cost and fair values of securities available for sale at December 31, 2020 and September 30, 2020:

	December 31, 2020
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)
Securities available for sale:
Obligations of U.S. government agencies:
Mortgage-backed securities - residential	$275	$14	$—	$289
Obligations of U.S. government-sponsored enterprises:
Mortgage-backed securities-residential	9,455	80	(27)	9,508
Debt securities	5,000	1	—	5,001

Total securities available for sale	$14,730	$95	$(27)	$14,798

	September 30, 2020
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)
Securities available for sale:
Obligations of U.S. government agencies:
Mortgage backed securities - residential	$350	$14	$—	$364
Obligations of U.S. government-sponsored enterprises:
Mortgage-backed securities-residential	9,092	108	(6)	9,194
Debt securities	5,000	3	—	5,003

Total securities available for sale	$14,442	$125	$(6)	$14,561

The maturities of the debt securities and certain information regarding the mortgage-backed securities available for sale at December 31, 2020 are summarized in the following table:

	December 31, 2020
	Amortized	Fair
	Cost	Value
	(In thousands)
Due within 1 year	$—	$—
Due after 1 but within 5 years	5,000	5,001
Due after 5 but within 10 years	—	—
Due after 10 years	—	—

Total debt securities	5,000	5,001

Mortgage-backed securities:
Residential	9,730	9,797
Commercial	—	—

Total	$14,730	$14,798

The following tables summarize the amortized cost and fair values of securities held to maturity at December 31, 2020 and September 30, 2020:

	December 31, 2020
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)
Securities held to maturity:
Obligations of U.S. government agencies:
Mortgage-backed securities - residential	$1,172	$10	$(30)	$1,152
Mortgage-backed securities - commercial	757	—	—	757
Obligations of U.S. government-sponsored enterprises:
Mortgage-backed-securities - residential	20,809	621	(3)	21,427
Debt securities	6,500	1	(1)	6,500
Private label mortgage-backed securities - residential	255	—	(2)	253
Corporate securities	3,000	—	(196)	2,804

Total securities held to maturity	$32,493	$632	$(232)	$32,893

	September 30, 2020
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)
Securities held to maturity:
Obligations of U.S. government agencies:
Mortgage-backed securities - residential	$1,453	$11	$(33)	$1,431
Mortgage-backed securities - commercial	775	—	—	775
Obligations of U.S. government-sponsored enterprises:
Mortgage backed securities - residential	20,456	697	(3)	21,150
Debt securities	4,500	1	(16)	4,485
Private label mortgage-backed securities - residential	259	—	(5)	254
Corporate securities	3,000	—	(196)	2,804

Total securities held to maturity	$30,443	$709	$(253)	$30,899

The maturities of the debt securities and certain information regarding the mortgage backed securities held to maturity at December 31, 2020 are summarized in the following table:

	December 31, 2020
	Amortized	Fair
	Cost	Value
	(In thousands)
Due within 1 year	$—	$—
Due after 1 but within 5 years	6,500	6,500
Due after 5 but within 10 years	3,000	2,804
Due after 10 years	—	—

Total debt securities	9,500	9,304

Mortgage-backed securities:
Residential	22,236	22,832
Commercial	757	757

Total	$32,493	$32,893

NOTE J – IMPAIRMENT OF INVESTMENT SECURITIES

The Company recognizes credit-related other-than-temporary impairment on debt securities in earnings while noncredit-related other-than-temporary impairment on debt securities not expected to be sold are recognized in other comprehensive income.

The Company reviews its investment portfolio on a quarterly basis for indications of impairment. This review includes analyzing the length of time and the extent to which the fair value has been lower than the cost, the financial condition and near-term prospects of the issuer, including any specific events which may influence the operations of the issuer and the intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in the market. The Company evaluates its intent and ability to hold debt securities based upon its investment strategy for the particular type of security and its cash flow needs, liquidity position, capital adequacy and interest rate risk position. In addition, the risk of future other-than-temporary impairment may be influenced by prolonged recession in the U.S. economy, changes in real estate values and interest deferrals.

Investment securities with fair values greater than their amortized cost contain unrealized gains. Investment securities with fair values less than their amortized cost contain unrealized losses. The following tables present the gross unrealized losses and fair value at December 31, 2020 and September 30, 2020 for both available for sale and held to maturity securities by investment category and time frame for which the loss has been outstanding:

		December 31, 2020
		Less Than 12 Months		12 Months Or Greater		Total
	Number of	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Securities	Value	Losses	Value	Losses	Value	Losses
	(Dollars in thousands)
Obligations of U.S. government agencies:
Mortgage-backed securities - residential	2	$—	$—	$271	$(30)	$271	$(30)
Mortgage-backed securities - commercial	1	—	—	757	—	757	—
Obligations of U.S. government-sponsored enterprises
Mortgage-backed securities - residential	5	5,352	(21)	457	(9)	5,809	(30)
Debt securities	1	1,499	(1)	—	—	1,499	(1)
Private label mortgage-backed securities residential	1	—	—	253	(2)	253	(2)
Corporate securities	1	—	—	2,804	(196)	2,804	(196)

Total	11	$6,851	$(22)	$4,542	$(237)	$11,393	$(259)

		September 30, 2020
		Less Than 12 Months		12 Months Or Greater		Total
	Number of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(Dollars in thousands)
Obligations of U.S. government agencies:
Mortgage-backed securities - residential	2	$—	$—	$284	$(33)	$284	$(33)
Mortgage-backed securities - commercial	1	—	—	775	—	775	—
Obligations of U.S. government-sponsored enterprises
Mortgage-backed securities - residential	2	2,854	(3)	533	(6)	3,387	(9)
Debt securities	2	2,484	(16)	—	—	2,484	(16)
Private label mortgage-backed securities residential	1	254	(5)	—	—	254	(5)
Corporate securities	1	—	—	2,804	(196)	2,804	(196)

Total	9	$5,592	$(24)	$4,396	$(235)	$9,988	$(259)

The Company evaluated these securities and determined that the decline in value was primarily related to fluctuations in the interest rate environment and were not related to any company or industry specific event. At December 31, 2020 and September 30, 2020, there were 11 and nine, respectively, investment securities with unrealized losses.

The Company anticipates full recovery of amortized costs with respect to these securities. The Company does not intend to sell these securities and has determined that it is not more likely than not that the Company would be required to sell these securities prior to maturity or market price recovery. Management has considered factors regarding other than temporarily impaired securities and determined that there are no securities with impairment that is other than temporary as of December 31, 2020 and September 30, 2020.

NOTE K – LOANS RECEIVABLE, NET AND RELATED ALLOWANCE FOR LOAN LOSSES

Loans receivable, net were comprised of the following:

	December 31, 2020	September 30, 2020
	(In thousands)
One-to-four family residential	$208,404	$210,360
Commercial real estate	260,296	248,134
Construction	23,441	28,242
Home equity lines of credit	19,837	19,373
Commercial business	91,215	100,993
Other	3,837	4,157

Total loans receivable	607,030	611,259
Net deferred loan costs	(1,370)	(1,749)
Allowance for loan losses	(7,130)	(6,400)

Total loans receivable, net	$598,530	$603,110

The Bank is a participant in the Paycheck Protection Program (“PPP”), which was designed by the U.S. Treasury to provide liquidity using the SBA’s platform to small businesses and self-employed individuals to maintain their staff and operations through the COVID-19 pandemic. This liquidity is in the form of a loan, 100% guaranteed by the SBA, that is forgivable provided the funds are used on qualifying payroll costs, and to a lesser extent, rent, utilities and interest on qualifying mortgage payments. The PPP loans, which are included with the commercial business loans in the table above, bear a fixed rate of 1.0% and loan payments are deferred for the first 10 months following the covered period, which is eight to twenty-four weeks following the date the loan is made. The Company originated 350 “First Draw” loans totaling $56.0 million through December 31, 2020 for which it received $2.0 million in origination fees from the SBA. These fees are being amortized over the expected life of the loans, which is two years for loans originated prior to June 4, 2020 and five years for loans originated June 5, 2020 or later. Through December 31, 2020, 48 loans totaling $10.0 million had been forgiven by the SBA.

On December 27, 2020 the Economic Aid to Hard-Hit Small Businesses, Nonprofits, and Venues (“Economic Aid”) Act was signed into law, extending the SBA’s authority to guarantee Second Draw PPP loans, under generally the same terms and conditions available under the First Draw program, through March 31, 2021. In order to qualify for a Second Draw PPP loan, an applicant must have experienced a revenue reduction of at least 25% in 2020 relative to 2019. The Company expects to provide Second Draw PPP loans to its eligible customers. The Economic Aid Act also expanded the eligible expenditures that a business could use PPP proceeds for and provided for a simplified forgiveness application for PPP loans $150,000 or less.

The segments of the Bank’s loan portfolio are disaggregated to a level that allows management to monitor risk and performance. The residential mortgage loan segment is further disaggregated into two classes: amortizing term loans, which are primarily first liens, and home equity lines of credit, which are generally second liens. The commercial real estate loan segment is further disaggregated into three classes: loans secured by multifamily structures, owner-occupied commercial structures, and non-owner occupied nonresidential properties. The construction loan segment consists primarily of loans to developers or investors for the purpose of acquiring, developing and constructing residential or commercial structures and to a lesser extent one-to-four family residential construction loans made to individuals for the acquisition of and/or construction on a lot or lots on which a residential dwelling is to be built. Construction loans to developers and investors have a higher risk profile because the ultimate buyer, once development is completed, is generally not known at the time of the loan. The commercial business loan segment consists of loans made for the purpose of financing the activities of commercial customers and consists primarily of revolving lines of credit. The other loan segment consists primarily of stock-secured installment consumer loans, but also includes unsecured personal loans and overdraft lines of credit connected with customer deposit accounts.

Management evaluates individual loans in all segments for possible impairment if the loan either is in nonaccrual status, or is risk rated Substandard and is 90 days or more past due. Loans are considered to be impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in evaluating impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

Once the determination has been made that a loan is impaired, the recorded investment in the loan is compared to the fair value of the loan using one of three methods: (a) the present value of expected future cash flows discounted at the loan’s effective interest rate; (b) the loan’s observable market price; or (c) the fair value of the collateral securing the loan, less anticipated selling and disposition costs. The method is selected on a loan by loan basis, with management primarily utilizing the fair value of collateral method. If there is a shortfall between the fair value of the loan and the recorded investment in the loan, the Company charges the difference to the allowance for loan loss as a charge-off and carries the impaired loan on its books at fair value. It is the Company’s policy to evaluate impaired loans on an annual basis to ensure the recorded investment in a loan does not exceed its fair value.

The following tables present impaired loans by class, segregated by those for which a specific allowance was required and charged-off and those for which a specific allowance was not necessary at the dates presented:

	Impaired Loans with Specific Allowance		Impaired Loans with No Specific Allowance	Total Impaired Loans
December 31, 2020	Recorded Investment	Related Allowance	Recorded Investment	Recorded Investment	Unpaid Principal Balance
	(In thousands)
One-to-four family residential	$—	$—	$2,378	$2,378	$2,378
Commercial real estate	599	10	3,736	4,335	4,335
Construction	1,745	29	2,835	4,580	4,645
Commercial business	—	—	1,903	1,903	1,903

Total impaired loans	$2,344	$39	$10,852	$13,196	$13,261

	Impaired Loans with Specific Allowance		Impaired Loans with No Specific Allowance	Total Impaired Loans
September 30, 2020	Recorded Investment	Related Allowance	Recorded Investment	Recorded Investment	Unpaid Principal Balance
	(In thousands)
One-to-four family residential	$—	$—	$2,601	$2,601	$2,601
Commercial real estate	599	46	3,806	4,405	4,405
Construction	2,306	175	2,835	5,141	5,206
Commercial business	—	—	2,014	2,014	2,218

Total impaired loans	$2,905	$221	$11,256	$14,161	$14,430

The average recorded investment in impaired loans was $13.7 million and $9.4 million for the three months ended December 31, 2020 and 2019, respectively. The Company’s impaired loans include delinquent non-accrual loans and performing Troubled Debt Restructurings (“TDRs”), as TDRs remain impaired loans until fully repaid. There was one TDR totaling $218,000 during the three months ended December 31, 2020 and there were no TDRs during the three months ended December 31, 2019.

The following tables present the average recorded investment in impaired loans for the three months ended December 31, 2020 and 2019. There was no interest income recognized on impaired loans during the periods presented.

Three Months
Ended December 31, 2020
(In thousands)
One-to-four family residential	$2,490
Commercial real estate	4,370
Construction	4,861
Commercial business	1,959

Average investment in impaired loans	$13,680

Three Months
Ended December 31, 2019
(In thousands)
One-to-four family residential	$1,401
Commercial real estate	3,608
Construction	2,900
Commercial business	1,467

Average investment in impaired loans	$9,376

Management uses a ten point internal risk rating system to monitor the credit quality of the overall loan portfolio. The first six categories are considered not criticized, and are aggregated as “Pass” rated. The criticized rating categories utilized by management generally follow bank regulatory definitions. The Special Mention category includes assets that are currently protected but are potentially weak, resulting in an undue and unwarranted credit risk, but not to the point of justifying a Substandard classification. Loans in the Substandard category have well-defined weaknesses that jeopardize the liquidation of the debt, and have a distinct possibility that some loss will be sustained if the weaknesses are not corrected. Loans classified Doubtful have all the weaknesses inherent in loans classified Substandard with the added characteristic that collection or liquidation in full, on the basis of current conditions and facts, is highly improbable. All loans greater than three months past due are considered Substandard. Any portion of a loan that has been charged off is placed in the Loss category.

To help ensure that risk ratings are accurate and reflect the present and future capacity of borrowers to repay a loan as agreed, the Bank has a structured loan rating process with several layers of internal and external oversight. Generally, consumer and residential mortgage loans are included in the Pass categories unless a specific action, such as severe delinquency, bankruptcy, repossession, or death occurs to raise awareness of a possible credit event. The Bank’s Commercial Loan Officers are responsible for the timely and accurate risk rating of the loans in their portfolios at origination and on an ongoing basis. The Asset Review Committee performs monthly reviews of all commercial relationships internally rated 6 (“Watch”) or worse. Confirmation of the appropriate risk grade is performed by an external loan review company that semi-annually reviews and assesses loans within the portfolio. Generally, the external consultant reviews commercial relationships greater than $500,000 and/or criticized relationships greater than $250,000. Detailed reviews, including plans for resolution, are performed on loans classified as Substandard on a monthly basis.

The following tables present the classes of the loan portfolio summarized by the aggregate Pass and the criticized categories of Special Mention, Substandard and Doubtful within the Bank’s internal risk rating system at the dates presented:

	Pass	Special Mention	Substandard	Doubtful	Total
	(In thousands)
December 31, 2020
One-to-four family residential	$206,680	$—	$1,724	$—	$208,404
Commercial real estate	253,958	2,735	3,603	—	260,296
Construction	18,861	—	4,580	—	23,441
Home equity lines of credit	19,837	—	—	—	19,837
Commercial business	89,521	176	1,518	—	91,215
Other	3,837	—	—	—	3,837

Total	$592,694	$2,911	$11,425	$—	$607,030

	Pass	Special Mention	Substandard	Doubtful	Total
	(In thousands)
September 30, 2020
One-to-four family residential	$208,658	$—	$1,702	$—	$210,360
Commercial real estate	242,003	2,623	3,508	—	248,134
Construction	23,101	—	5,141	—	28,242
Home equity lines of credit	19,373	—	—	—	19,373
Commercial business	98,967	178	1,848	—	100,993
Other	4,157	—	—	—	4,157

Total	$596,259	$2,801	$12,199	$—	$611,259

Management further monitors the performance and credit quality of the loan portfolio by analyzing the age of the portfolio as determined by the length of time a recorded payment is past due. The following tables present the classes of the loan portfolio summarized by the aging categories of performing loans and nonaccrual loans at the dates presented:

	Current	30-59 Days Past Due	60-89 Days Past Due	90 Days + Past Due	Total Past Due	Non- Accrual	Total Loans
	(In thousands)
December 31, 2020
One-to-four family residential	$207,027	$433	$—	$944	$1,377	$944	$208,404
Commercial real estate	255,777	1,000	397	3,122	4,519	3,122	260,296
Construction	18,861	—	—	4,580	4,580	4,580	23,441
Home equity lines of credit	19,837	—	—	—	—	—	19,837
Commercial business	89,697	—	123	1,395	1,518	1,395	91,215
Other	3,837	—	—	—	—	—	3,837

Total	$595,036	$1,433	$520	$10,041	$11,994	$10,041	$607,030

	Current	30-59 Days Past Due	60-89 Days Past Due	90 Days + Past Due	Total Past Due	Non- Accrual	Total Loans
	(In thousands)
September 30, 2020
One-to-four family residential	$209,455	$—	$—	$905	$905	$905	$210,360
Commercial real estate	245,029	—	886	2,219	3,105	2,219	248,134
Construction	23,101	—	—	5,141	5,141	5,141	28,242
Home equity lines of credit	19,373	—	—	—	—	—	19,373
Commercial business	99,397	—	129	1,467	1,596	1,467	100,993
Other	4,157	—	—	—	—	—	4,157

Total	$600,512	$—	$1,015	$9,732	$10,747	$9,732	$611,259

An allowance for loan losses (“ALL”) is maintained to absorb losses from the loan portfolio. The ALL is based on management’s continuing evaluation of the risk characteristics and credit quality of the loan portfolio, assessment of current economic conditions, diversification and size of the portfolio, adequacy of collateral, past and anticipated loss experience, and the amount of non-performing loans (“NPLs”).

The Bank’s methodology for determining the ALL is based on the requirements of ASC Section 310-10-35 for loans individually evaluated for impairment (discussed above) and ASC Subtopic 450-20 for loans collectively evaluated for impairment, as well as the Interagency Policy Statements on the Allowance for Loan and Lease Losses and other bank regulatory guidance.

Loans that are collectively evaluated for impairment are analyzed with general allowances being made as appropriate. For general allowances, historical loss trends are used in the estimation of losses in the current portfolio. These historical loss amounts are modified by other qualitative and economic factors.

The loans are segmented into classes based on their inherent varying degrees of risk, as described above. Management tracks the historical net charge-off activity by segment and utilizes this figure, as a percentage of the segment, as the general reserve percentage for pooled, homogenous loans that have not been deemed impaired. Typically, an average of losses incurred over a defined number of consecutive historical years is used.

Non-impaired credits are segregated for the application of qualitative factors. Management has identified a number of additional qualitative factors which it uses to supplement the historical charge-off factor because these factors are likely to cause estimated credit losses associated with the existing loan pools to differ from historical loss experience. The additional factors that are evaluated quarterly and updated using information obtained from internal, regulatory, and governmental sources include: national and local economic trends and conditions; levels of and trends in delinquency rates and non-accrual loans; trends in volumes and terms of loans; effects of changes in lending policies; experience, ability, and depth of lending staff; value of underlying collateral; and concentrations of credit from a loan type, industry and/or geographic standpoint.

Management reviews the loan portfolio on a quarterly basis using a defined, consistently applied process in order to make appropriate and timely adjustments to the ALL. When information confirms all or part of specific loans to be uncollectible, these amounts are promptly charged off against the ALL. Since loans individually evaluated for impairment are promptly written down to their fair value, typically there is no portion of the ALL for loans individually evaluated for impairment.

The following table summarizes the ALL by loan category and the related activity for the three months ended December 31, 2020:

	One-to-Four Family Residential	Commercial Real Estate	Construction	Home Equity Lines of Credit	Commercial Business	Other	Unallocated	Total
	(In thousands)
Balance—September 30, 2020	$1,035	$3,232	$672	$179	$1,034	$1	$247	$6,400

Charge-offs	—	—	—	—	—	—	—	—
Recoveries	—	—	—	—	90	—	—	90
Provision (credit)	120	176	(202)	88	592	1	(135)	640

Balance—December 31, 2020	$1,155	$3,408	$470	$267	$1,716	$2	$112	$7,130

The following table summarizes the ALL by loan category and the related activity for the three months ended December 31, 2019:

	One-to-Four Family Residential	Commercial Real Estate	Construction	Home Equity Lines of Credit	Commercial Business	Other	Unallocated	Total
	(In thousands)
Balance—September 30, 2019	$731	$2,066	$511	$138	$1,184	$8	$250	$4,888
Charge-offs	—	—	—	—	—	—	—	—
Recoveries	2	—	—	—	—	—	—	2
Provision (credit)	(26)	(147)	63	2	311	(6)	13	210

Balance—December 31, 2019	$707	$1,919	$574	$140	$1,495	$2	$263	$5,100

The following tables summarize the ALL by loan category, segregated into the amount required for loans individually evaluated for impairment and the amount required for loans collectively evaluated for impairment as of December 31, 2020 and September 30, 2020:

	One-to-Four Family Residential	Commercial Real Estate	Construction	Home Equity Lines of Credit	Commercial Business	Other	Unallocated	Total
	(In thousands)
Allowance for Loan Losses:
Balance - December 31, 2020	$1,155	$3,408	$470	$267	$1,716	$2	$112	$7,130

Individually evaluated for impairment	—	10	29	—	—	—	—	39
Collectively evaluated for impairment	1,155	3,398	441	267	1,716	2	112	7,091
Loans receivable:
Balance - December 31, 2020	$208,404	$260,296	$23,441	$19,837	$91,215	$3,837	$—	$607,030

Individually evaluated for impairment	2,378	4,335	4,580	—	1,903	—	—	13,196
Collectively evaluated for impairment	206,026	255,961	18,861	19,837	89,312	3,837	—	593,834

	One-to-Four Family Residential	Commercial Real Estate	Construction	Home Equity Lines of Credit	Commercial Business	Other	Unallocated	Total
	(In thousands)
Allowance for Loan Losses:
Balance - September 30, 2020	$1,035	$3,232	$672	$179	$1,034	$1	$247	$6,400

Individually evaluated for impairment	—	46	175	—	—	—	—	221
Collectively evaluated for impairment	1,035	3,186	497	179	1,034	1	247	6,179
Loans receivable:
Balance - September 30, 2020	$210,250	$248,134	$28,352	$19,373	$100,993	$4,157	$—	$611,259

Individually evaluated for impairment	2,601	4,405	5,141	—	2,014	—	—	14,161
Collectively evaluated for impairment	207,649	243,729	23,211	19,373	98,979	4,157	—	597,098

The allowance for loan losses is based on estimates, and actual losses will vary from current estimates. Management believes that the segmentation of the loan portfolio into homogeneous pools and the related historical loss ratios and other qualitative factors, as well as the consistency in the application of assumptions, result in an ALL that is representative of the risk found in the components of the portfolio at any given date.

A Troubled Debt Restructuring (“TDR”) is a loan that has been modified whereby the Bank has agreed to make certain concessions to a borrower to meet the needs of both the borrower and the Bank to maximize the ultimate recovery of a loan. TDR occurs when a borrower is experiencing, or is expected to experience, financial difficulties and the loan is modified using a modification that would otherwise not be granted to the borrower. The types of concessions granted generally include, but are not limited to, interest rate reductions, limitations on the accrued interest charged, term extensions, and deferment of principal.

A default on a TDR loan for purposes of this disclosure occurs when a borrower is 90 days past due or a foreclosure or repossession of the applicable collateral has occurred. There was one TDR for the three months ended December 31, 2020, and there were no TDRs for the three months ended December 31, 2019. The TDR during the three months ended December 31, 2020 was performing in accordance with its restructured terms at December 31, 2020.

	Three Months Ended December 31, 2020
	Number of Loans	Investment Before TDR Modification	Investment After TDR Modification
	(Dollars in thousands)
One-to four-family residential	1	$218	$249

Total	1	$218	$249

NOTE L – DEPOSITS

A summary of deposits by type of account are summarized as follows:

	December 31, 2020	September 30, 2020
	(In thousands)
Demand accounts	$160,190	$163,562
Savings accounts	75,923	74,923
NOW accounts	76,986	65,447
Money market accounts	180,182	188,023
Certificates of deposit	103,443	110,650
Retirement certificates	15,340	15,725

Total deposits	$612,064	$618,330

NOTE M – INCOME TAXES

The Company records income taxes using the asset and liability method. Accordingly, deferred tax assets and liabilities: (i) are recognized for the expected future tax consequences of events that have been recognized in the financial statements or tax returns; (ii) are attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases; and (iii) are measured using enacted tax rates expected to apply in the years when those temporary differences are expected to be recovered or settled.

Where applicable, deferred tax assets are reduced by a valuation allowance for any portions determined not likely to be realized. The valuation allowance is assessed by management on a quarterly basis and adjusted, by a charge or credit to income tax expense, as changes in facts and circumstances warrant. In assessing whether it is more likely than not that some portion or all of the deferred tax assets will not be realized, management considers projections of future taxable income, the projected periods in which current temporary differences will be deductible, the availability of carry forwards, feasible and permissible tax planning strategies and existing tax laws and regulations. The Company did not have a valuation allowance against its net deferred tax assets at December 31, 2020 or September 30, 2020.

A reconciliation of income tax between the amounts calculated based upon pre-tax income at the Company’s federal statutory rate and the amounts reflected in the consolidated statements of operations are as follows:

	For the Three Months Ended December 31,
	2020	2019
	(In thousands)
Income tax expense at the statutory federal tax rate of 21% for the three months ended December 31, 2020 and 2019	$400	$144
State tax expense	182	106
Other	(13)	(12)

Income tax expense	$569	$238

On July 1, 2018, the State of New Jersey’s Assembly signed into law a new bill, effective January 1, 2018, that imposed a temporary surtax on corporations earning New Jersey allocated income in excess of $1 million. The surtax was set at a rate of 2.5% for tax years beginning on or after January 1, 2018 through December 31, 2019, and at a rate of 1.5% for years beginning on or after January 1, 2020, through December 31, 2021. On September 29, 2020, the State of New Jersey’s Assembly repealed the scheduled reduction in surtax and extended the temporary 2.5% surtax rate through December 31, 2023. Accordingly, the Company is using an 11.5% State tax rate for the calculation of its State income tax expense for the three months ended December 31, 2020.

NOTE N – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Bank occasionally uses derivative financial instruments, such as interest rate swaps and interest rate floors and caps, as part of its interest rate risk management. Interest rate caps and floors are agreements whereby one party agrees to pay or receive a floating rate of interest on a notional principal amount for a predetermined period of time if certain market interest rate thresholds are met. The Bank considers the credit risk inherent in these contracts to be negligible.

The Bank is a party to interest rate derivatives that are not designated as hedging instruments. Under a program, the Bank executes interest rate swaps with commercial lending customers to facilitate their respective risk management strategies. These interest rate swaps with customers are simultaneously offset by interest rate swaps that the Bank executes with a third-party financial institution, such that the Bank minimizes its net risk exposure resulting from such transactions. Because the interest rate swaps associated with this program do not meet the strict hedge accounting requirements, changes in the fair value of both the customer swaps and the offsetting swaps are recognized directly in earnings. The changes in the fair value of the swaps offset each other, except for the credit risk of the counterparties, which is determined by taking into consideration the risk rating, probability of default and loss given default for all counterparties. The Bank had $200,000 and $0, respectively, in cash pledged for collateral on its interest rate swaps with financial institutions at December 31, 2020 and September 30, 2020.

As of December 31, 2020 and September 30, 2020, the Company did not hold any interest rate floors or collars.

The following table presents summary information regarding these derivatives for December 31, 2020. There were no derivatives as of September 30, 2020.

	Notional Amount	Average Maturiy (Years)	Weighted Average Fixed Rate	Weighted Average Variable Rate	Fair Value
	(Dollars in thousands)
December 31, 2020
Classified in Other Assets: Customer interest rate swaps	$6,139	6.9	3.39%	1 Mo. LIBOR + 2.50	$144
Classified in Other Liabilities: 3rd Party interest rate swaps	$6,139	6.9	3.39%	1 Mo. LIBOR + 2.50	$144

In the normal course of business the Bank is a party to financial instruments with off-balance-sheet risk and in only to meet the financing needs of its customers. These financial instruments are commitments to extend credit are summarized in the below table. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the consolidated balance sheets.

	December 31, 2020	September 30, 2020
	(In thousands)
Financial instruments whose contract amounts represent credit risk
Letters of credit	$1,041	$1,041
Unused lines of credit	80,529	78,632
Fixed rate loan commitments	7,509	5,240
Variable rate loan commitments	7,628	15,864

Total	$96,707	$100,777

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders

Magyar Bancorp, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Magyar Bancorp, Inc. and Subsidiary (the Company) as of September 30, 2020 and 2019, the related consolidated statements of operations, comprehensive income, changes in stockholders’ equity and cash flows for the year then ended, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2020 and 2019 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ RSM US LLP

We have served as the Company’s auditor since 2018.

Blue Bell, Pennsylvania

December 18, 2020

MAGYAR BANCORP, INC. AND SUBSIDIARY

Consolidated Balance Sheets

(In Thousands, Except Share and Per Share Data)

	September 30,	September 30,
	2020	2019
Assets
Cash	$1,494	$825
Interest earning deposits with banks	60,232	20,644

Total cash and cash equivalents	61,726	21,469

Investment securities—available for sale, at fair value	14,561	16,703
Investment securities—held to maturity, at amortized cost (fair value of $30,899 and $29,344 at September 30, 2020 and 2019, respectively)	30,443	29,481
Federal Home Loan Bank of New York stock, at cost	1,981	2,222
Loans receivable, net of allowance for loan losses of $6,400 and $4,888 at September 30, 2020 and 2019, respectively	603,110	518,217
Bank owned life insurance	13,971	13,647
Accrued interest receivable	4,030	2,133
Premises and equipment, net	14,746	16,172
Other real estate owned ("OREO")	2,594	7,528
Other assets	6,835	2,756

Total assets	$753,997	$630,328

Liabilities and Stockholders' Equity
Liabilities
Deposits	$618,330	$530,075
Escrowed funds	2,413	2,399
Borrowings	67,410	36,189
Accrued interest payable	191	191
Accounts payable and other liabilities	8,803	6,823

Total liabilities	697,147	575,677

Stockholders' equity
Preferred stock: $.01 Par Value, 1,000,000 shares authorized; none issued	—	—
Common stock: $.01 Par Value, 8,000,000 shares authorized; 5,923,742 issued; 5,810,746 and 5,820,746 shares outstanding at September 30, 2020 and 2019, respectively, at cost	59	59
Additional paid-in capital	26,294	26,317
Treasury stock: 112,996 and 102,996 shares at September 30, 2020 and 2019, respectively, at cost	(1,242)	(1,152)
Unearned Employee Stock Ownership Plan shares	(65)	(214)
Retained earnings	33,161	30,971
Accumulated other comprehensive loss	(1,357)	(1,330)

Total stockholders' equity	56,850	54,651

Total liabilities and stockholders' equity	$753,997	$630,328

The accompanying notes are an integral part of these consolidated financial statements.

MAGYAR BANCORP, INC. AND SUBSIDIARY

Consolidated Statements of Operations

(In Thousands, Except Share and Per Share Data)

	For the Year Ended September 30,
	2020	2019
Interest and dividend income
Loans, including fees	$25,626	$25,154
Investment securities
Taxable	1,173	1,800
Federal Home Loan Bank of New York stock	128	149

Total interest and dividend income	26,927	27,103

Interest expense
Deposits	4,770	5,921
Borrowings	743	789

Total interest expense	5,513	6,710

Net interest and dividend income	21,414	20,393
Provision for loan losses	1,666	668

Net interest and dividend income after provision for loan losses	19,748	19,725

Other income
Service charges	901	1,374
Income on bank owned life insurance	324	304
Other operating income	106	148
Gains on sales of loans	317	193
Gains on sales of investment securities	68	117

Total other income	1,716	2,136

Other expenses
Compensation and employee benefits	10,283	10,133
Occupancy expenses	2,995	2,983
Professional fees	1,558	1,101
Data processing expenses	589	648
OREO expenses	499	334
FDIC deposit insurance premiums	479	326
Loan servicing expenses	308	286
Insurance expense	197	205
Other expenses	1,445	1,584

Total other expenses	18,353	17,600

Income before income tax expense	3,111	4,261
Income tax expense	921	1,265

Net income	$2,190	$2,996

Net income per share-basic and diluted	$0.38	$0.51

Weighted average basic and diluted shares outstanding	5,817,480	5,820,746

The accompanying notes are an integral part of these consolidated financial statements.

MAGYAR BANCORP, INC. AND SUBSIDIARY

Consolidated Statements of Comprehensive Income

(In Thousands)

	For the Year Ended September 30,
	2020	2019
Net income	$2,190	$2,996

Other comprehensive income
Unrealized gain on securities available for sale	127	933
Less reclassification adjustments for:
Net gains realized on securities available for sale	(68)	(117)

Net unrealized gain on securities available for sale	59	816
Defined benefit pension plan	(150)	(618)

Other comprehensive income, before tax	(91)	198
Deferred income tax effect	64	(54)

Total other comprehensive income (loss)	(27)	144

Total comprehensive income	$2,163	$3,140

The accompanying notes are an integral part of these consolidated financial statements.

MAGYAR BANCORP, INC. AND SUBSIDIARY

Consolidated Statements of Changes in Stockholders’ Equity

For the Year Ended September 30, 2020 and 2019

(In Thousands, Except for Share Amounts)

	Common Stock		Additional Paid-In Capital	Treasury Stock	Unearned ESOP Shares	Retained Earnings	Accumulated Other Comprehensive Loss	Total
	Shares Outstanding	Par Value

Balance, September 30, 2018	5,820,746	59	26,310	(1,152)	(356)	27,975	(1,474)	$51,362

Net income	—	—	—	—	—	2,996	—	2,996
Other comprehensive income	—	—	—	—	—	—	144	144
ESOP shares allocated	—	—	7	—	142	—	—	149
Balance, September 30, 2019	5,820,746	59	26,317	(1,152)	(214)	30,971	(1,330)	$54,651

Net income	—	—	—	—	—	2,190	—	2,190
Other comprehensive income	—	—	—	—	—	—	(27)	(27)
Purchase of treasury stock	(10,000)	—	—	(90)	—	—	—	(90)
ESOP shares allocated	—	—	(23)	—	149	—	—	126

Balance, September 30, 2020	5,810,746	59	26,294	(1,242)	(65)	33,161	(1,357)	$56,850

The accompanying notes are an integral part of these consolidated financial statements.

MAGYAR BANCORP, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows

(In Thousands)

	For the Year Ended September 30,
	2020	2019
Operating activities
Net income	$2,190	$2,996
Adjustment to reconcile net income to net cash provided by operating activities
Depreciation expense	854	871
Premium amortization on investment securities, net	107	105
Provision for loan losses	1,666	668
Provision for loss on other real estate owned	371	212
Originations of SBA loans held for sale	(3,623)	(2,683)
Proceeds from the sales of SBA loans	3,941	2,876
Gains on sale of loans receivable	(318)	(193)
Gains on sales of investment securities	(68)	(117)
Gains on the sales of other real estate owned	(42)	(57)
Loss on the sale of premises and equipment	16	—
ESOP compensation expense	126	149
Deferred income tax benefit	(880)	(292)
(Increase) decrease in accrued interest receivable	(1,897)	48
Increase in surrender value of bank owned life insurance	(324)	(304)
Decrease (increase) in other assets	700	(226)
Decrease in accrued interest payable	—	(2)
(Decrease) increase in accounts payable and other liabilities	(2,005)	1,738

Net income to net cash provided by operating activities	814	5,789

Investing activities
Net increase in loans receivable	(72,887)	(20,410)
Purchases of loans receivable	(13,672)	—
Proceeds from the sale of loans receivable	—	9,452
Purchases of investment securities held to maturity	(10,226)	(1,645)
Purchases of investment securities available for sale	(9,557)	(3,088)
Sales of investment securities available for sale	6,073	6,575
Principal repayments on investment securities held to maturity	9,206	5,750
Principal repayments on investment securities available for sale	5,704	3,166
Purchases of bank owned life insurance	—	(1,500)
Purchases of premises and equipment	(147)	(53)
Sales of premises and equipment	703	—
Investment in other real estate owned	(1)	(11)
Proceeds from other real estate owned	4,606	1,417
Redemption (purchase) of Federal Home Loan Bank stock	241	(58)

Net cash used in investing activities	(79,957)	(405)

Financing activities
Net increase (decrease) in deposits	88,255	(62)
Net increase in escrowed funds	14	114
Proceeds from long-term advances	41,515	9,605
Repayments of long-term advances	(10,294)	(8,940)
Purchase of treasury stock	(90)	—

Net cash provided by financing activities	119,400	717

Net increase in cash and cash equivalents	40,257	6,101
Cash and cash equivalents, beginning of year	21,469	15,368

Cash and cash equivalents, end of year	$61,726	$21,469

Supplemental disclosures of cash flow information
Cash paid for
Interest	$—	$6,711
Income taxes	$5,513	$1,059
Non-cash operating activities
Real estate acquired in full satisfaction of loans in foreclosure	$—	$503

The accompanying notes are an integral part of these consolidated financial statements.

MAGYAR BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

September 30, 2020 and 2019

NOTE A – ORGANIZATION

On January 23, 2006, Magyar Bank (the “Bank”) completed a reorganization involving a series of transactions by which Bank’s corporate structure was changed from a mutual savings bank to the mutual holding company form of ownership. Magyar Bank became a New Jersey-chartered stock savings bank subsidiary of Magyar Bancorp, Inc., a Delaware-chartered mid-tier stock holding company. Magyar Bancorp, Inc. (the “Company”) owns 100% of the outstanding shares of common stock of Magyar Bank. Magyar Bancorp, Inc. is a majority-owned subsidiary of Magyar Bancorp, MHC, a New Jersey-chartered mutual holding company.

Magyar Bancorp, MHC, owns 54.03%, or 3,200,450, of the issued shares of common stock of Magyar Bancorp, Inc. Of the remaining shares, 2,610,296, or 44.06%, are held by public stockholders and 112,996, or 1.91%, are held by Magyar Bancorp, Inc. in treasury stock. So long as Magyar Bancorp, MHC exists, it will be required to own a majority of the voting stock of Magyar Bancorp, Inc. Magyar Bancorp, Inc. and Magyar Bancorp, MHC are subject to comprehensive regulation and examination by the Board of Governors of the Federal Reserve System and the New Jersey Department of Banking and Insurance.

The Bank is subject to regulations issued by the New Jersey Department of Banking and Insurance and the Federal Deposit Insurance Corporation (the “FDIC”). The Bank’s administrative office is located in New Brunswick, New Jersey. The Bank has seven branch offices which are located in New Brunswick, North Brunswick, South Brunswick, Branchburg, Bridgewater, and Edison, New Jersey, and a loan product office located in Keyport, New Jersey. The Bank’s savings deposits are insured by the FDIC through the Deposit Insurance Fund (“DIF”); also, the Bank is a member of the Federal Home Loan Bank of New York.

Magyar Investment Company, a New Jersey investment corporation subsidiary of the Bank, was formed on August 15, 2006 for the purpose of buying, selling and holding investment securities.

Hungaria Urban Renewal, LLC is a Delaware limited-liability corporation established in 2002 as a qualified intermediary operating for the purpose of acquiring and developing the Bank’s new main office. The Bank owns a 100% interest in Hungaria Urban Renewal, LLC, which has no other business other than owning the Bank’s main office site.

Magyar Service Corporation, a New Jersey corporation, is a wholly owned, non-bank subsidiary of the Bank. Magyar Service Corporation, which also operates under the name Magyar Financial Services, receives commissions from annuity and life insurance sales referred to a licensed, non-bank financial planner.

The Bank competes with other banking and financial institutions in its primary market areas. Commercial banks, savings banks, savings and loan associations, credit unions and money market funds actively compete for savings and time certificates of deposit and all types of loans. Such institutions, as well as consumer financial and insurance companies, may be considered competitors of the Bank with respect to one or more of the services it renders.

The Bank is subject to regulations of certain state and federal agencies and, accordingly, the Bank is periodically examined by such regulatory authorities. As a consequence of the regulation of commercial banking activities, the Bank’s business is particularly susceptible to future state and federal legislation and regulations.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Basis of Financial Statement Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“US GAAP”) and predominant practices within the banking industry. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, the Bank, and its wholly-owned subsidiaries Magyar Investment Company, Magyar Service Corporation, and Hungaria Urban Renewal, LLC. All intercompany balances and transactions have been eliminated in the consolidated financial statements.

The Company has evaluated subsequent events and transactions occurring subsequent to the consolidated balance sheet date of September 30, 2020, for items that should potentially be recognized or disclosed in these consolidated financial statements. The evaluation was conducted through the date these consolidated financial statements were available to be issued.

MAGYAR BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

September 30, 2020 and 2019

In preparing financial statements in conformity with US GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The principal estimates that are particularly susceptible to significant change in the near term relate to the allowance for loan losses and the deferred tax asset. The evaluation of the adequacy of the allowance for loan losses includes an analysis of the individual loans and overall risk characteristics and size of the different loan portfolios, and takes into consideration current economic and market conditions, the capability of specific borrowers to pay specific loan obligations, as well as current loan collateral values. However, actual losses on specific loans, which also are encompassed in the analysis, may vary from estimated losses.

The Company records income taxes using the asset and liability method. Accordingly, deferred tax assets and liabilities: (i) are recognized for the expected future tax consequences of events that have been recognized in the financial statements or tax returns; (ii) are attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases; and (iii) are measured using enacted tax rates expected to apply in the years when those temporary differences are expected to be recovered or settled.

Where applicable, deferred tax assets are reduced by a valuation allowance for any portions determined not likely to be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period of enactment. The valuation allowance is adjusted, by a charge or credit to income tax expense, as changes in facts and circumstances warrant.

2. Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, time deposits with original maturities less than three months and overnight deposits.

3. Investment Securities

The Company classifies its investment securities into one of three portfolios: held to maturity, available for sale or trading. Investments in debt securities that the Company has the positive intent and ability to hold to maturity are classified as held to maturity securities and reported at amortized cost. Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized holding gains and losses included in earnings. Debt securities not classified as either trading securities or as held to maturity securities are classified as available for sale securities and reported at fair value, with unrealized holding gains or losses, net of deferred income taxes, reported in the accumulated other comprehensive income (“AOCI”) component of stockholders’ equity. Equity securities, with certain exceptions, are measured at fair value with changes in fair value recognized in net income.

If the fair value of a security is less than its amortized cost, the security is deemed to be impaired. Management evaluates all securities with unrealized losses quarterly to determine if such impairments are “temporary” or “other-than-temporary” in accordance with applicable accounting guidance. The Company accounts for temporary impairments based upon security classification as either available for sale, held to maturity or trading. Temporary impairments on “available for sale” securities are recognized, on a tax-effected basis, through AOCI with offsetting entries adjusting the carrying value of the security and the balance of deferred taxes. Conversely, the Company does not adjust the carrying value of “held to maturity” securities for temporary impairments, although information concerning the amount and duration of impairments on held to maturity securities is generally disclosed in periodic consolidated financial statements. The carrying value of securities held in a trading portfolio is adjusted to their fair value through earnings on a daily basis. However, the Company maintained no securities in trading portfolios at or during the periods presented in these consolidated financial statements.

The Company accounts for other-than-temporary impairments based upon several considerations. First, other-than-temporary impairments on securities that the Company has decided to sell as of the close of a fiscal period, or will, more

MAGYAR BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

September 30, 2020 and 2019

likely than not, be required to sell prior to the full recovery of the their fair value to a level equal to their amortized cost, are recognized in operations. If neither of these criteria apply, then the other-than-temporary impairment is separated into credit-related and noncredit-related components. The credit-related impairment generally represents the amount by which the present value of the cash flows that are expected to be collected on an other-than-temporarily impaired security fall below its amortized cost while the noncredit-related component represents the remaining portion of the impairment not otherwise designated as credit-related. The Company recognizes credit-related, other-than-temporary impairments in earnings, while noncredit-related, other-than-temporary impairments on debt securities are recognized, net of deferred taxes, in AOCI.

Federal law requires a member institution of the Federal Home Loan Bank (“FHLB”) system to purchase and hold restricted stock of its district FHLB according to a predetermined formula. This stock is restricted in that it may only be sold to the FHLB and all sales must be at par. Accordingly, the FHLB restricted stock is carried at cost, less any applicable impairment charges.

Premiums and discounts on all securities are amortized or accreted to maturity by use of the level-yield method considering the impact of principal amortization and prepayments on mortgage-backed securities. Gain or loss on sales of securities is recognized on the specific identification method.

4. Loans and Allowance for Loan Losses

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at the amount of unpaid principal, adjusted for net deferred loan fees and costs, and reduced by an allowance for loan losses. Interest on loans is accrued and credited to operations based upon the principal amounts outstanding. The allowance for loan losses is established through a provision for possible loan losses charged to operations. Loans are charged against the allowance for loan losses when management believes that the collectability of the principal is unlikely.

Income recognition of interest is discontinued when, in the opinion of management, the collectability of such interest becomes doubtful. A loan is generally classified as non-accrual when the scheduled payment(s) due on the loan is delinquent for more than three months. Loan origination fees and certain direct origination costs are deferred and amortized over the life of the related loans as an adjustment to the yield on loans receivable using the effective interest method.

Management uses a ten point internal risk rating system to monitor the credit quality of the overall loan portfolio. The first six categories are considered not criticized, and are aggregated as “Pass” rated. The criticized rating categories utilized by management generally follow bank regulatory definitions. The Special Mention category includes assets that are currently protected but are potentially weak, resulting in an undue and unwarranted credit risk, but not to the point of justifying a Substandard classification. Loans in the Substandard category have well-defined weaknesses that jeopardize the liquidation of the debt, and have a distinct possibility that some loss will be sustained if the weaknesses are not corrected. All loans greater than three months past due are considered Substandard. Any portion of a loan that has been charged off is placed in the Loss category.

To help ensure that risk ratings are accurate and reflect the present and future capacity of borrowers to repay a loan as agreed, the Bank has a structured loan rating process with several layers of internal and external oversight. Generally, consumer and residential mortgage loans are included in the Pass categories unless a specific action, such as severe delinquency, bankruptcy, repossession, or death occurs to raise awareness of a possible credit event. The Bank’s Commercial Loan Officers are responsible for the timely and accurate risk rating of the loans in their portfolios at origination and on an ongoing basis. The Asset Review Committee performs monthly reviews of all commercial relationships internally rated 6 (“Watch”) or worse. Confirmation of the appropriate risk grade is performed by an external loan review company that semi-annually reviews and assesses loans within the portfolio. Generally, the external consultant reviews commercial relationships greater than $500,000 and/or criticized relationships greater than $250,000. Detailed reviews, including plans for resolution, are performed on loans classified as Substandard on a monthly basis.

MAGYAR BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

September 30, 2020 and 2019

The allowance for loan losses is maintained at an amount management deems adequate to cover estimated losses. In determining the level to be maintained, management evaluates many factors, including current economic trends, industry experience, historical loss experience, industry loan concentrations, the borrowers’ ability to repay and repayment performance, and estimated collateral values. In the opinion of management, the present allowance is adequate to absorb reasonable, foreseeable loan losses. While management uses the best information available to make such evaluations, future adjustments to the allowance may be necessary based on changes in economic conditions or any of the other factors used in management’s determination. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for losses on loans. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination. Charge-offs to the allowance are made when the loan is transferred to other real estate owned or other determination of a confirmed loss. Recoveries on loans previously charged off are also recorded through the allowance.

A loan is considered impaired when, based upon current information and events, it is probable that a creditor will be unable to collect all amounts due including principal and interest, according to the contractual terms of the loan agreement. The Company measures impaired loans based on the present value of expected future cash flows discounted at the loan’s effective interest rate or as a practical expedient, at the loan’s current observable market price, or the fair value of the collateral if the loan is collateral dependent. The amount by which the recorded investment of an impaired loan exceeds the measurement value is recognized by creating a valuation allowance through a charge to the provision for loan losses. Impairment criteria generally do not apply to those smaller-balance homogeneous loans that are collectively evaluated for impairment which, for the Company, includes one- to four-family first mortgage loans and consumer loans, other than those modified in a troubled debt restructuring.

The Company records cash receipts on impaired loans that are non-performing as a reduction to principal before applying amounts to interest or late charges unless specifically directed by the Bankruptcy Court to apply payments otherwise. The Company may continue to recognize interest income on impaired loans where there is no confirmed loss.

5. Premises and Equipment

Premises and equipment are carried at cost less accumulated depreciation, and include capitalized expenditures for new facilities, major betterments and renewals. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is computed using the straight-line method based upon the estimated useful lives of the related assets for financial reporting purposes and using the mandated methods by asset type for income tax purposes. Leasehold improvements are depreciated using the straight-line method based upon the initial term of the lease.

The Company accounts for the impairment of long-lived assets in accordance with US GAAP, which requires recognition and measurement for the impairment of long-lived assets to be held and used or to be disposed of by sale. The Company had no impaired long-lived assets at September 30, 2020 and 2019.

6. Revenue recognition

The Company recognizes revenue in the consolidated statements of income as it is earned and when collectability is reasonably assured. The primary source of revenue is interest income from interest earning assets, which is recognized on the accrual basis of accounting using the effective interest method. The recognition of revenues from interest earning assets is based upon formulas from underlying loan agreements, securities contracts, or other similar contracts. Non-interest income is recognized on the accrual basis of accounting as services are provided or as transactions occur. Non-interest income includes earnings on bank-owned life insurance, deposit accounts, merchant services, ATM and debit card fees, mortgage banking activities, and other miscellaneous services and transactions.

The Company’s contracts with customers in the scope of ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)” are contracts for deposit accounts and contracts for non-deposit investment accounts through a third party service provider. Both types of contracts result in non-interest income being recognized. The revenue resulting from deposit accounts, which includes fees such as insufficient funds fees, wire transfer fees and out-of-network ATM transaction fees, is included as a component of service charges on the consolidated statements of income. The revenue resulting from non-deposit investment accounts is included as a component of other operating income on the consolidated statements of income.

MAGYAR BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

September 30, 2020 and 2019

Revenue from contracts with customers included in service charges was $901,000 and $1.4 million for the years ended September 30, 2020 and 2019, respectively. Revenue from contracts with customers included in other operating income was $106,000 and $148,000 for the years ended September 30, 2020 and 2019, respectively.

For our contracts with customers, we satisfy our performance obligations each day as services are rendered. For our deposit account revenue, we receive payment on a daily basis as services are rendered and for our non-deposit investment account revenue, we receive payment on a monthly basis from our third party service provider as services are rendered.

7. Other Real Estate Owned

Real estate acquired through foreclosure, or a deed-in-lieu of foreclosure, is recorded at fair value less estimated selling costs at the date of acquisition or transfer, and subsequently at the lower of its net cost or fair value less estimated selling costs. Adjustments to the carrying value at the date of acquisition or transfer are charged to the allowance for loan losses. The carrying value of the individual properties is subsequently adjusted to the extent it exceeds estimated fair value less estimated selling costs, at which time a provision for losses on such real estate is charged to operations.

The Company accounts for gains on sales of other real estate owned under ASU 2014-09, which uses a principles based methodology. As it pertains to the criteria for determining how a contract should be accounted for under the new guidance, judgment is required in evaluating if: (a) a commitment on the buyer’s part exists, (b) collection is probable in circumstances where the initial investment is minimal and (c) the buyer has obtained control of the asset, including the significant risks and rewards of the ownership. If there is no commitment on the buyer’s part, collection is not probable or the buyer has not obtained control of the asset, then a gain cannot be recognized under the new guidance.

Operating expenses of holding real estate, net of related income, are charged against income as incurred. Losses on the disposition of real estate, including expenses incurred in connection with the disposition, are charged to operations.

8. Pension and Postretirement Plans

The Company sponsors qualified defined benefit pension plan and supplemental executive retirement plan (SERP). The qualified defined benefit pension plan is funded with trust assets invested in a diversified portfolio of debt and equity securities. Accounting for pensions and other postretirement benefits involves estimating the cost of benefits to be provided well into the future and attributing that cost over the time period each employee works. This involves extensive use of assumptions about inflation, investment returns, mortality, turnover, and discount rates. Among other factors, changes in interest rates, investment returns and the market value of plan assets can (i) affect the level of plan funding; (ii) cause volatility in the net periodic pension cost; and (iii) increase our future contribution requirements. A significant decrease in investment returns or the market value of plan assets or a significant decrease in interest rates could increase our net periodic pension costs and adversely affect our results of operations. A significant increase in our contribution requirements with respect to our qualified defined benefit pension plan could have an adverse impact on our cash flow. Changes in the key actuarial assumptions would impact net periodic benefit expense and the projected benefit obligation for our defined benefit and other postretirement benefit plan. See Note M, “Pension Plan,” and Note N, “Non-Qualified Compensation Plan” for information on these plans and the assumptions used.

9. Income Taxes

The Company and its subsidiaries file consolidated federal and individual state income tax returns. Income taxes are allocated based on the contribution of their respective income or loss to the consolidated income tax return.

The Company records income taxes on the basis of reported income using the asset and liability method. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. To the extent that current available evidence about the future raises doubt about the realization of a deferred tax asset, a valuation allowance is established. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

MAGYAR BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

September 30, 2020 and 2019

The Company follows the provisions of Financial Accounting Standards Board Accounting Standards Codification Topic 740, which provides clarification on accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

At September 30, 2020 and 2019, no significant income tax uncertainties have been included in the Company’s Consolidated Balance Sheets. The Company’s policy is to recognize interest and penalties on unrecognized tax benefits in income tax expense in the Consolidated Statements of Operations. No interest and penalties were recorded during the year ended September 30, 2020 and 2019. The tax years subject to examination by the taxing authorities are the years ended September 30, 2015 and forward.

10. Advertising Costs

The Company expenses advertising costs as incurred.

11. Earnings Per Share

Basic income per share is calculated by dividing income available to common stockholders by the weighted average number of shares of common stock outstanding for the period. The weighted average common shares outstanding include shares held by the Magyar Bancorp, MHC and shares allocated to the Employee Stock Ownership Plan.

Diluted income per share is calculated by adjusting the weighted average common shares outstanding to reflect the potential dilution that could occur using the treasury stock method if securities or other contracts to issue common stock, such as stock options and unvested restricted stock, were exercised and converted into common stock. The resulting shares issued would share in the earnings of the Company. Shares issued and shares reacquired during the period are weighted for the portion of the period that they were outstanding. In periods of loss, dilution is not calculated and diluted loss per share is equal to basic loss per share. As there were no stock options of grants outstanding at September 30, 2020 or September 30, 2019, there is no calculated dilution to the Company’s earnings per share.

12. Comprehensive Income (Loss) and Accumulated Other Comprehensive Income (Loss)

Comprehensive income (loss) includes net income as well as certain other items which result in a change to equity during the period. The other items allocated to comprehensive income (loss), as well as the related income tax effects, for the years ended September 30, 2020 and 2019 were as follows:

	September 30,
	2020			2019
	Before Tax Amount	Tax (Benefit) Expense	Net of Tax Amount	Before Tax Amount	Tax (Benefit) Expense	Net of Tax Amount
	(In thousands)
Unrealized holding (losses) gains arising during period on:
Available-for-sale investments	$127	$(38)	$89	$933	$(261)	$672
Less reclassification adjustment for:
Net gains realized on securities available-for-sale(a) (b)	(68)	19	(49)	(117)	33	(84)
Defined benefit pension plan	(150)	83	(67)	(618)	174	(444)

Other comprehensive income (loss), net	$(91)	$64	$(27)	$198	$(54)	$144

(a)	Realized gains on securities transactions included in gains on sales of investment securities in the accompanying Consolidated Statements of Operations
(b)	Tax effect included in income tax expense in the accompanying Consolidated Statements of Operations

MAGYAR BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

September 30, 2020 and 2019

The components of accumulated other comprehensive loss at September 30, 2020 and 2019 were as follows:

	September 30,
	2020	2019
	(In thousands)
Available-for-sale investments, net of tax	$83	$43
Defined benefit pension plan, net of tax	(1,440)	(1,373)

Total accumulated other comprehensive loss	$(1,357)	$(1,330)

13. Bank-Owned Life Insurance

The Company has purchased Bank-Owned Life Insurance policies (“BOLI”). BOLI involves the purchasing of life insurance by the Company on directors and executive officers. The proceeds are used to help defray the costs of non-qualified compensation plans. The Company is the owner and beneficiary of the policies. BOLI is recorded on the Consolidated Balance Sheets at its cash surrender value and changes in the cash surrender value are recorded in other income in the Consolidated Statement of Operations.

14. Off-Balance Sheet Credit Related Financial Instruments

In the ordinary course of business, the Company has entered into commitments to extend credit, including commitments under commercial lines of credit. Such financial instruments are recorded when they are funded. The Company does not engage in the use of derivative financial instruments. See Note Q, “Financial Instruments With Off-Balance Risk.”

15. Segment Reporting

The Company acts as an independent, community, financial services provider, and offers traditional banking and related financial services to individual, business and government customers. The Company offers a full array of commercial and retail financial services, including the taking of time, savings and demand deposits; the making of commercial, consumer and home equity loans; and the provision of other financial services.

Management does not separately allocate expenses, including the cost of funding loan demand, between the commercial and retail operations of the Company. As such, discrete financial information is not available and segment reporting would not be meaningful.

16. New Accounting Pronouncements

In connection with the preparation of quarterly and annual reports in accordance with the Securities and Exchange Commission’s (“SEC”) Securities Exchange Act of 1934, SEC Staff Accounting Bulletin Topic 11.M requires the disclosure of the impact that recently issued accounting standards will have on financial statements when they are adopted in the future.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses. ASU 2016-13 requires entities to report “expected” credit losses on financial instruments and other commitments to extend credit rather than the current “incurred loss” model. These expected credit losses for financial assets held at the reporting date are to be based on historical experience, current conditions, and reasonable and supportable forecasts. This ASU will also require enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an entity’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements.

MAGYAR BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

September 30, 2020 and 2019

In October 2019, the FASB voted to defer the effective date of ASU 2016-13 for smaller reporting companies to fiscal years beginning after December 15, 2022 (October 1, 2023 for the Company), and interim periods within those fiscal years. The Company currently expects to continue to qualify as a smaller reporting company, based upon the current SEC definition, and as a result, will likely be able to defer implementation of the new standard for a period of time. The Company did not early adopt as of January 1, 2020, but will continue to review factors that might indicate that the full deferral time period should not be used. The Company continues to evaluate the impact the new standard will have on the accounting for credit losses, but the Company may recognize a one-time cumulative-effect adjustment to the allowance for loan losses as of the beginning of the first reporting period in which the new standard is effective, consistent with regulatory expectations set forth in interagency guidance issued at the end of 2016. The Company cannot yet determine the magnitude of any such one-time cumulative adjustment or of the overall impact of the new standard on its consolidated financial condition or results of operations.

In August 2018, the FASB issued ASU 2018-14, Compensation—Retirement Benefits—Defined Benefit Plans—General (Topic 715-20): Disclosure Framework—Changes to the Disclosure Requirements for Defined Benefit Plans. The ASU removes the disclosures of 1) the amounts in accumulated other comprehensive income that the entity expects to recognize in net periodic benefit cost during the next fiscal year, 2) the amount and timing of plan assets expected to be returned to the employer and 3) certain related party disclosures. The ASU clarifies the disclosure requirements for the projected benefit obligation (“PBO”) and fair value of plan assets for plans with PBOs in excess of plan assets and the accumulated benefit obligation (“ABO”) and fair value of plan assets for plans with ABOs in excess of plan assets. The ASU adds disclosure requirements for the weighted-average interest crediting rates for cash balance plans and other plans with promised interest crediting rates and for an explanation of the reasons for significant gains and losses related to changes in the benefit obligation for the period.

ASU 2018-14 is effective for public business entities in fiscal years ending after December 15, 2020 (Beginning October 1, 2021 for the Company). Early adoption is permitted. The Corporation is currently evaluating the impact this ASU will have on its consolidated financial condition or results of operations.

NOTE C – STOCK-BASED COMPENSATION AND STOCK REPURCHASE PROGRAM

The Company follows FASB Accounting Standards Codification (“ASC”) Section 718, Compensation-Stock Compensation, which covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. ASC 718 requires that compensation cost relating to share-based payment transactions be recognized in financial statements. The cost is measured based on the fair value of the equity or liability instruments issued.

Stock options generally vest over a five-year service period and expire ten years from issuance. The fair values of all option grants were estimated using the Black-Scholes option-pricing model. Management recognizes compensation expense for the fair values of these awards, which have graded vesting, on a straight-line basis over the vesting period of the awards. Once vested, these awards are irrevocable.

There were no grants, vested shares or forfeitures of non-vested restricted stock awards as of or during the years ended September 30, 2020 and 2019.

There were no stock option and stock award expenses included with compensation expense for the years ended September 30, 2020 and 2019.

The Company announced its second stock repurchase program of up to 5% of its publicly-held outstanding shares of common stock, or 129,924 shares, in November 2007. Through September 30, 2020, the Company had repurchased a total of 91,000 shares of its common stock at an average cost of $8.41 per share under this program. The Company repurchased 10,000 shares of its common stock at an average price of $9.03 during the twelve months ended September 30, 2020. No shares were repurchased during the twelve months ended September 30, 2019. Under the stock repurchase program, 38,924 shares of the 129,924 shares authorized remained available for repurchase as of September 30, 2020. The Company’s intended use of the repurchased shares is for general corporate purposes. The Company held 112,996 total treasury stock shares at September 30, 2020.

MAGYAR BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

September 30, 2020 and 2019

The Company has an Employee Stock Ownership Plan (“ESOP”) for the benefit of employees who meet the eligibility requirements as defined in the plan in 2006. The ESOP trust purchased 217,863 shares of common stock in the open market using proceeds of a loan from the Company. The total cost of shares purchased by the ESOP trust was $2.3 million, reflecting an average cost per share of $10.58. The Bank makes cash contributions to the ESOP on an annual basis sufficient to enable the ESOP to make the required loan payments to the Company. The loan bears a variable interest rate that adjusts annually to Prime Rate (4.75% at January 1, 2020) with principal and interest payable annually in equal installments over thirty years. The loan is secured by shares of the Company’s stock.

As the debt is repaid, shares are released as collateral and allocated to qualified employees. Accordingly, the shares pledged as collateral are reported as unearned ESOP shares in the Consolidated Balance Sheets. The Company accounts for its ESOP in accordance with FASB ASC Topic 718, “Employer’s Accounting for Employee Stock Ownership Plans.” As shares are released from collateral, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding for earnings per share computations. The Company’s contribution expense for the ESOP was $126,000 and $149,000 for years ended September 30, 2020 and 2019, respectively.

The following table presents the components of the ESOP shares as of September 30, 2019:

Unreleased shares at September 30, 2019	27,202
Shares released for allocation during the year ended September 30, 2020	(12,445)

Unreleased shares at September 30, 2020	14,757
Total released shares	203,106

Total ESOP shares	217,863

The aggregate fair value of the unreleased shares at September 30, 2020 was approximately $123,000.

NOTE D - INVESTMENT SECURITIES

The amortized cost, gross unrealized gains or losses and fair value of the Company’s investment securities available-for-sale and held-to-maturity are as follows:

	September 30, 2020
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
	(In thousands)
Securities available-for-sale:
Obligations of U.S. government agencies:
Mortgage backed securities - residential	$350	$14	$—	$364
Obligations of U.S. government-sponsored enterprises:
Mortgage-backed securities-residential	9,092	108	(6)	9,194
Debt securities	5,000	3	—	5,003

Total securities available for sale	$14,442	$125	$(6)	$14,561

MAGYAR BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

September 30, 2020 and 2019

	September 30, 2020
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
	(In thousands)
Securities held-to-maturity:
Obligations of U.S. government agencies:
Mortgage-backed securities - residential	$1,453	$11	$(33)	$1,431
Mortgage-backed securities - commercial	775	—	—	775
Obligations of U.S. government-sponsored enterprises:
Mortgage backed securities - residential	20,456	697	(3)	21,150
Debt securities	4,500	1	(16)	4,485
Private label mortgage-backed securities - residential	259	—	(5)	254
Corporate securities	3,000	—	(196)	2,804

Total securities held to maturity	$30,443	$709	$(253)	$30,899

	At September 30, 2019
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
	(In thousands)
Securities available-for-sale:
Obligations of U.S. government agencies:
Mortgage backed securities - residential	$480	$15	$—	$495
Obligations of U.S. government-sponsored enterprises:
Mortgage-backed securities-residential	$14,663	$80	$(35)	$14,708
Debt securities	1,500	—	—	1,500

Total securities available-for-sale	$16,643	$95	$(35)	$16,703

	At September 30, 2019
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
	(In thousands)
Securities held-to-maturity:
Obligations of U.S. government agencies:
Mortgage-backed securities - residential	$445	$—	$(54)	$391
Mortgage-backed securities - commercial	842	—	(6)	836
Obligations of U.S. government-sponsored enterprises:
Mortgage backed securities - residential	22,363	276	(47)	22,592
Debt securities	2,468	10	—	2,478
Private label mortgage-backed securities - residential	363	7	—	370
Corporate securities	3,000	—	(323)	2,677

Total securities held-to-maturity	$29,481	$293	$(430)	$29,344

MAGYAR BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

September 30, 2020 and 2019

The contractual maturities of mortgage-backed securities generally exceed 10 years; however, the effective lives are expected to be shorter due to anticipated prepayments. The maturities of the debt securities and certain information regarding to the mortgage-backed securities available-for-sale at September 30, 2020 are summarized in the following table:

	September 30, 2020
	(In thousands)
	Amortized	Fair
	Cost	Value
Due within 1 year	$—	$—
Due after 1 but within 5 years	5,000	5,003
Due after 5 but within 10 years	—	—
Due after 10 years	—	—

Total debt securities	5,000	5,003
Mortgage-backed securities:
Residential(1)	9,442	9,558
Commercial	—	—

Total	$14,442	$14,561

(1)

Available-for-sale mortgage-backed securities – residential include an amortized cost of $350,000 and a fair value of $364,000 for obligations of U.S. government agencies issued by the Government National Mortgage Association and obligations of U.S. government-sponsored enterprises issued by Federal National Mortgage Association and Federal Home Loan Mortgage Corporation which had an amortized cost of $9.1 million and a fair value of $9.2 million. There were no residential mortgage backed securities issued by non-U.S. government agencies and government-sponsored enterprises.

The maturities of the debt securities and certain information regarding to the mortgage-backed securities held to maturity at September 30, 2020 are summarized in the following table:

	September 30, 2020
	Amortized	Fair
	Cost	Value
	(In thousands)
Due within 1 year	$—	$—
Due after 1 but within 5 years	4,500	4,486
Due after 5 but within 10 years	3,000	2,803
Due after 10 years	—	—

Total debt securities	7,500	7,289
Mortgage backed securities:
Residential(1)	22,168	22,835
Commercial(2)	775	775

Total	$30,443	$30,899

(1)

Held-to-maturity mortgage-backed securities – residential include an amortized cost of $1.5 million and a fair value of $1.4 million for obligations of U.S. government agencies issued by the Government National Mortgage Association and obligations of U.S. government-sponsored enterprises issued by Federal National Mortgage Association and Federal Home Loan Mortgage Corporation which had an amortized cost of $20.5 million and a fair value of $21.2 million. Also included are mortgage backed securities issued by non-U.S. government agencies and government-sponsored enterprises with an amortized cost of $259,000 and a fair value of $254,000.

(2)

Held-to-maturity mortgage-backed securities – commercial include an amortized cost of $775,000 and a fair value of $775,000 for obligations of U.S. government agencies issued by the Small Business Administration.

MAGYAR BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

September 30, 2020 and 2019

There were $6.1 million in sales of securities from the available-for-sale portfolio during the year ended September 30, 2020 and $6.6 million in sales during the year ended September 30, 2019. There were no sales of securities from the held-to-maturity portfolio during the year ended September 30, 2020 and 2019. The net gain on sales of investment securities totaled $68,000 and $117,000 for the year ended September 30, 2020 and 2019, respectively.

As of September 30, 2020 and 2019, securities having an estimated fair value of approximately $22.6 million and $18.9 million, respectively, were pledged to secure public deposits.

Details of securities with unrealized losses at September 30, 2020 and 2019 are as follows:

		September 30, 2020
		Less Than 12 Months		12 Months Or Greater		Total
	Number of	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Securities	Value	Losses	Value	Losses	Value	Losses
		(Dollars in thousands)
Obligations of U.S. government agencies:
Mortgage-backed securities - residential	2	$—	$—	$284	$(33)	$284	$(33)
Mortgage-backed securities - commercial	1	—	—	775	—	775	—
Obligations of U.S. government-sponsored enterprises
Mortgage-backed securities - residential	2	2,854	(3)	533	(6)	3,387	(9)
Debt securities	2	2,484	(16)	—	—	2,484	(16)
Private label mortgage-backed securities residential	1	254	(5)	—	—	254	(5)
Corporate securities	1	—	—	2,804	(196)	2,804	(196)

Total	9	$5,592	$(24)	$4,396	$(235)	$9,988	$(259)

		September 30, 2019
		Less Than 12 Months		12 Months Or Greater		Total
	Number of	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Securities	Value	Losses	Value	Losses	Value	Losses
	(Dollars in thousands)
Obligations of U.S. government agencies:
Mortgage-backed securities - residential	2	$—	$—	$392	$(54)	$392	$(54)
Mortgage-backed securities - commercial	1	—	—	836	(6)	836	(6)
Obligations of U.S. government-sponsored enterprises
Mortgage backed securities - residential	13	1,219	(4)	14,429	(78)	15,648	(82)
Corporate securities	1	—	—	2,678	(323)	2,678	(323)

Total	17	$1,219	$(4)	$18,335	$(461)	$19,554	$(465)

The investment securities listed above currently have fair values less than amortized cost and therefore contain unrealized losses. The Company evaluated these securities and determined that the decline in value was primarily related to fluctuations in the interest rate environment and were not related to any company or industry specific event.

The Company anticipates full recovery of amortized costs with respect to these securities. The Company does not intend to sell these securities and has determined that it is not more likely than not that the Company would be required

MAGYAR BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

September 30, 2020 and 2019

to sell these securities prior to maturity or market price recovery. Management has considered factors regarding other than temporarily impaired securities and determined that there are no securities with impairment that is other than temporary as of September 30, 2020 and 2019.

NOTE E - LOANS RECEIVABLE, NET

Loans receivable are comprised of the following:

	September 30,
	2020	2019
	(In thousands)
One-to four-family residential	$210,360	$190,415
Commercial real estate	248,134	232,544
Construction	28,242	28,451
Home equity lines of credit	19,373	17,832
Commercial business	100,993	48,769
Other	4,157	4,990

Total loans receivable	611,259	523,001
Net deferred loan costs	(1,749)	104
Allowance for loan losses	(6,400)	(4,888)

Total loans receivable, net	$603,110	$518,217

Certain directors and executive officers of the Company have loans with the Bank. Such loans were made in the ordinary course of business at the Bank’s normal credit terms, including interest rate and collateralization, and do not represent more than a normal risk of collection. Total loans receivable from directors and executive officers, and affiliates thereof, were approximately $2.5 million and $2.9 million at September 30, 2020 and 2019, respectively. There were $400,000 and $502,000 in new loans or advances on existing lines of credit during the year ended September 30, 2020 and 2019, respectively. Total principal repayments were approximately $775,000 and $233,000 for the year ended September 30, 2020 and 2019, respectively.

At September 30, 2020 and 2019, the Company was servicing loans for others amounting to approximately $42.7 million and $42.3 million, respectively. The Company held mortgage servicing rights in the amount of $12,000 and $26,000 at September 30, 2020 and 2019, respectively. Servicing loans for others generally consists of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors, and foreclosure processing. Loan servicing income is recorded on the cash basis and includes servicing fees from investors and certain charges collected from borrowers, such as late payment fees. In connection with loans serviced for others, the Company held borrowers’ escrow balances of approximately $61,000 and $78,000 at September 30, 2020 and 2019, respectively.

The segments of the Bank’s loan portfolio are disaggregated to a level that allows management to monitor risk and performance. The residential mortgage loan segment is further disaggregated into two classes: amortizing term loans, which are primarily first liens, and home equity lines of credit, which are generally second liens. The commercial loan segment is further disaggregated into three classes: loans secured by multifamily structures, owner-occupied commercial structures, and non-owner occupied nonresidential properties. The construction loan segment consists primarily of developers or investors for the purpose of acquiring, developing and constructing residential or commercial structures and to a lesser extent one-to-four family residential construction loans made to individuals for the acquisition of and/or construction on a lot or lots on which a residential dwelling is to be built. Construction loans to developers and investors have a higher risk profile because the ultimate buyer, once development is completed, is generally not known at the time of the loan. The commercial business loan segment consists of loans made for the purpose of financing the activities of commercial customers and consists primarily of revolving lines of credit. The consumer loan segment consists primarily of stock-secured installment loans, but also includes unsecured personal loans and overdraft lines of credit connected with customer deposit accounts.

MAGYAR BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

September 30, 2020 and 2019

Management evaluates individual loans in all segments for possible impairment if the loan either is in nonaccrual status, or is risk rated Substandard and is 90 days or more past due. Loans are considered to be impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in evaluating impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

Once the determination has been made that a loan is impaired, the recorded investment in the loan is compared to the fair value of the loan using one of three methods: (a) the present value of expected future cash flows discounted at the loan’s effective interest rate; (b) the loan’s current observable market price; or (c) the fair value of the collateral securing the loan, less anticipated selling and disposition costs. The method is selected on a loan-by loan basis, with management primarily utilizing the fair value of collateral method. If there is a shortfall between the fair value of the loan and the recorded investment in the loan, the Company charges the difference to the allowance for loan loss as a charge-off and carries the impaired loan on its books at fair value. It is the Company’s policy to evaluate impaired loans on an annual basis to ensure the recorded investment in a loan does not exceed its fair value.

The following tables present impaired loans by class, segregated by those for which a specific allowance was required and those for which a specific allowance was not necessary for the periods presented:

			Impaired Loans
	Impaired Loans with		with No Specific
	Specific Allowance		Allowance	Total Impaired Loans
					Unpaid
At and for the year ended	Recorded	Related	Recorded	Recorded	Principal
September 30, 2020	Investment	Allowance	Investment	Investment	Balance
	(In thousands)
One-to four-family residential	$—	$—	$2,601	$2,601	$2,601
Commercial real estate	599	46	3,806	4,405	4,405
Construction	2,306	175	2,835	5,141	5,206
Commercial business	—	—	2,014	2,014	2,218

Total impaired loans	$2,905	$221	$11,256	$14,161	$14,430

			Impaired Loans
	Impaired Loans with		with No Specific
	Specific Allowance		Allowance	Total Impaired Loans
					Unpaid
At and for the year ended	Recorded	Related	Recorded	Recorded	Principal
September 30, 2019	Investment	Allowance	Investment	Investment	Balance
	(In thousands)
One-to four-family residential	$—	$—	$1,405	$1,405	$1,405
Commercial real estate	—	—	4,593	4,593	4,593
Construction	—	—	2,900	2,900	2,900
Commercial business	—	—	1,456	1,456	1,456

Total impaired loans	$—	$—	$10,354	$10,354	$10,354

The average recorded investment in impaired loans was $11.7 million and $9.2 million for the years ended September 30, 2020 and 2019, respectively. The Company’s impaired loans at September 30, 2020 include $11.4 million in delinquent loans and $2.9 million in performing Troubled Debt Restructurings (“TDRs”), as TDRs remain impaired loans until fully repaid. During the years ended September 30, 2020 and 2019, interest income of $142,000 and $165,000, respectively, was recognized for TDR loans while no interest income was recognized for delinquent non-accrual loans.

MAGYAR BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

September 30, 2020 and 2019

The following tables present the classes of the loan portfolio summarized by the aggregate Pass and the criticized categories of Special Mention, Substandard and Doubtful within the Bank’s internal risk rating system for the periods presented:

		Special
	Pass	Mention	Substandard	Doubtful	Total
	(In thousands)
September 30, 2020
One-to four-family residential	$208,658	$—	$1,702	$—	$210,360
Commercial real estate	242,003	2,623	3,508	—	248,134
Construction	23,101	—	5,141	—	28,242
Home equity lines of credit	19,373	—	—	—	19,373
Commercial business	98,967	178	1,848	—	100,993
Other	4,157	—	—	—	4,157

Total	$596,259	$2,801	$12,199	$—	$611,259

		Special
	Pass	Mention	Substandard	Doubtful	Total
	(In thousands)
September 30, 2019
One-to four-family residential	$189,938	$—	$477	$—	$190,415
Commercial real estate	228,156	1,409	2,979	—	232,544
Construction	25,551	—	2,900	—	28,451
Home equity lines of credit	17,832	—	—	—	17,832
Commercial business	47,541	—	1,228	—	48,769
Other	4,990	—	—	—	4,990

Total	$514,008	$1,409	$7,584	$—	$523,001

Management further monitors the performance and credit quality of the loan portfolio by analyzing the age of the portfolio as determined by the length of time a recorded payment is past due. The following tables present the classes of the loan portfolio summarized by the aging categories of performing loans and nonaccrual loans for the periods presented:

		30-59	60-89
		Days	Days	90 Days +	Total	Non-	Total
	Current	Past Due	Past Due	Past Due	Past Due	Accrual	Loans
	(In thousands)
September 30, 2020
One-to four-family residential	$209,455	$—	$—	$905	$905	$905	$210,360
Commercial real estate	245,029	—	886	2,219	3,105	2,219	248,134
Construction	23,101	—	—	5,141	5,141	5,141	28,242
Home equity lines of credit	19,373	—	—	—	—	—	19,373
Commercial business	99,397	—	129	1,467	1,596	1,467	100,993
Other	4,157	—	—	—	—	—	4,157

Total	$600,512	$—	$1,015	$9,732	$10,747	$9,732	$611,259

MAGYAR BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

September 30, 2020 and 2019

		30-59	60-89
		Days	Days	90 Days +	Total	Non-	Total
	Current	Past Due	Past Due	Past Due	Past Due	Accrual	Loans
	(In thousands)
September 30, 2019
One-to four-family residential	$190,301	$—	$—	$114	$114	$114	$190,415
Commercial real estate	229,331	503	58	2,652	3,213	2,652	232,544
Construction	25,551	—	—	2,900	2,900	2,900	28,451
Home equity lines of credit	17,832	—	—	—	—	—	17,832
Commercial business	47,541	—	—	1,228	1,228	1,228	48,769
Other	4,990	—	—	—	—	—	4,990

Total	$515,546	$503	$58	$6,894	$7,455	$6,894	$523,001

The amount of interest income not recognized on non-accrual loans was approximately $508,000 and $530,000 for the years ended September 30, 2020 and 2019, respectively. At September 30, 2020 and September 30, 2019, there were no commitments to lend additional funds to borrowers whose loans are classified as non-accrual.

An allowance for loan losses (“ALL”) is maintained to absorb losses from the loan portfolio. The ALL is based on management’s continuing evaluation of the risk characteristics and credit quality of the loan portfolio, assessment of current economic conditions, diversification and size of the portfolio, adequacy of collateral, past and anticipated loss experience, and the amount of NPLs.

The Bank’s methodology for determining the ALL is based on the requirements of ASC Section 310-10-35 for loans individually evaluated for impairment (discussed above) and ASC Subtopic 450-20 for loans collectively evaluated for impairment, as well as the Interagency Policy Statements on the Allowance for Loan and Lease Losses and other bank regulatory guidance.

Loans that are collectively evaluated for impairment are analyzed with general allowances being made as appropriate. For general allowances, historical loss trends are used in the estimation of losses in the current portfolio. These historical loss amounts are modified by other qualitative and economic factors.

The loans are segmented into classes based on their inherent varying degrees of risk, as described above. Management tracks the historical net charge-off activity by segment and utilizes this figure, as a percentage of the segment, as the general reserve percentage for pooled, homogenous loans that have not been deemed impaired. Typically, an average of losses incurred over 5 historical years is used.

Non-impaired credits are segregated for the application of qualitative factors. Management has identified a number of additional qualitative factors which it uses to supplement the historical charge-off factor because these factors are likely to cause estimated credit losses associated with the existing loan pools to differ from historical loss experience. The additional factors that are evaluated quarterly and updated using information obtained from internal, regulatory, and governmental sources are: national and local economic trends and conditions; levels of and trends in delinquency rates and non-accrual loans; trends in volumes and terms of loans; effects of changes in lending policies; experience, ability, and depth of lending staff; value of underlying collateral; and concentrations of credit from a loan type, industry and/or geographic standpoint. Management increased several of these factors during the year ended September 30, 2020 due to the higher risk of credit loss resulting from the COVID-19 pandemic and its ongoing impact on borrowers and economic conditions.

Management reviews the loan portfolio on a quarterly basis using a defined, consistently applied process in order to make appropriate and timely adjustments to the ALL. When information confirms all or part of specific loans to be uncollectible, these amounts are promptly charged off against the ALL. Since loans individually evaluated for impairment are promptly written down to their fair value, typically there is no portion of the ALL for loans individually evaluated for impairment.

MAGYAR BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

September 30, 2020 and 2019

The following tables summarize the activity in the allowance for loan losses by loan category for the years ended September 30, 2020 and 2019:

	One-to Four-			Home Equity
	Family	Commercial		Lines of	Commercial
	Residential	Real Estate	Construction	Credit	Business	Other	Unallocated	Total
	(In thousands)
Balance-September 30, 2019	$731	$2,066	$511	$138	$1,184	$8	$250	$4,888

Charge-offs	—	—	(65)	—	(204)	—	—	(269)
Recoveries	11	5	—	—	99	—	—	115
Provision (credit)	293	1,161	226	41	(45)	(7)	(3)	1,666

Balance-September 30, 2020	$1,035	$3,232	$672	$179	$1,034	$1	$247	$6,400

	One- to Four-			Home Equity
	Family	Commercial		Lines of	Commercial
	Residential	Real Estate	Construction	Credit	Business	Other	Unallocated	Total
	(In thousands)
Balance-September 30, 2018	$687	$1,540	$493	$109	$1,151	$25	$195	$4,200

Charge-offs	—	(1)	—	—	(100)	—	—	(101)
Recoveries	120	—	—	1	—	—	—	121
Provision (credit)	(76)	527	18	28	133	(17)	55	668

Balance-September 30, 2019	$731	$2,066	$511	$138	$1,184	$8	$250	$4,888

The following tables summarize the ALL by loan category, segregated into the amount required for loans individually evaluated for impairment and the amount required for loans collectively evaluated for impairment as of September 30, 2020 and September 30, 2019:

	One-to- Four			Home Equity
	Family	Commercial		Lines of	Commercial
	Residential	Real Estate	Construction	Credit	Business	Other	Unallocated	Total
	(In thousands)
Allowance for Loan Losses:
Balance - September 30, 2020	$1,035	$3,232	$672	$179	$1,034	$1	$247	$6,400

Individually evaluated for impairment	—	46	175	—	—	—	—	221
Collectively evaluated for impairment	1,035	3,186	497	179	1,034	1	247	6,179
Loans receivable:
Balance - September 30, 2020	$210,360	$248,134	$28,242	$19,373	$100,993	$4,157	$—	$611,259

Individually evaluated for impairment	2,601	4,405	5,141	—	2,014	—	—	14,161
Collectively evaluated for impairment	207,759	243,729	23,101	19,373	98,979	4,157	—	597,098

MAGYAR BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

September 30, 2020 and 2019

	One-to- Four			Home Equity
	Family	Commercial		Lines of	Commercial
	Residential	Real Estate	Construction	Credit	Business	Other	Unallocated	Total
	(Dollars in thousands)
Allowance for Loan Losses:
Balance - September 30, 2019	$731	$2,066	$511	$138	$1,184	$8	$250	$4,888

Individually evaluated for impairment	—	—	—	—	—	—	—	—
Collectively evaluated for impairment	731	2,066	511	138	1,184	8	250	4,888
Loans receivable:
Balance - September 30, 2019	$190,415	$232,544	$28,451	$17,832	$48,769	$4,990	$—	$523,001

Individually evaluated for impairment	1,405	4,593	2,900	—	1,456	—	—	10,354
Collectively evaluated for impairment	189,010	227,951	25,551	17,832	47,313	4,990	—	512,647

The allowance for loan losses is based on estimates, and actual losses will vary from current estimates. Management believes that the segmentation of the loan portfolio into homogeneous pools and the related historical loss ratios and other qualitative factors, as well as the consistency in the application of assumptions, result in an ALL that is representative of the risk found in the components of the portfolio at any given date.

A TDR is a loan that has been modified whereby the Bank has agreed to make certain concessions to a borrower to meet the needs of both the borrower and the Bank to maximize the ultimate recovery of a loan. TDR occurs when a borrower is experiencing, or is expected to experience, financial difficulties and the loan is modified using a modification that would otherwise not be granted to the borrower. The types of concessions granted generally included, but are not limited to interest rate reductions, limitations on the accrued interest charged, term extensions, and deferment of principal.

A default on a troubled debt restructured loan for purposes of this disclosure occurs when a borrower is 90 days past due or a foreclosure or repossession of the applicable collateral has occurred. There were no defaults of TDRs during the year ended September 30, 2020.

There was one new TDR loan during both the years ended September 30, 2020 and September 30, 2019. Both TDRs were performing in accordance with their restructured terms as September 30, 2020. The following tables summarize the TDRs during the years ended September 30, 2020 and 2019:

	Year Ended September 30, 2020
	Number of	Investment Before	Investment After
	Loans	TDR Modification	TDR Modification
	(Dollars in thousands)
Commercial business	1	$252	$220

Total	1	$252	$220

	Year Ended September 30, 2019
	Number of	Investment Before	Investment After
	Loans	TDR Modification	TDR Modification
	(Dollars in thousands)
One-to four-family residential	1	$260	$363

Total	1	$260	$363

MAGYAR BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

September 30, 2020 and 2019

Magyar Bank offered loan payment deferrals to borrowers affected by COVID-19. Loan payment deferral requests were considered on a case-by-case basis and were approved for up to a six month period for principal and interest payments or for interest only payments, depending on the borrower’s circumstances. As of September 30, 2020, we had modified 283 loans aggregating $150.7 million. Details with respect to actual loan modifications are as follows:

Type of Loan September 30, 2020	Number of Loans	Balance
		(In thousands)
One-to four-family residential real estate(1)	94	$24,573
Commercial real estate	145	115,358
Construction	4	2,630
Home equity lines of credit	8	1,238
Commercial business	32	6,892

Total	283	$150,691

(1)	Includes home equity loans.

Through November 30, 2020, 270 loans totaling $141.4 million had resumed making their contractually scheduled payments, 11 loans totaling $7.8 million remained in deferral status, and 2 loans totaling $1.5 million were delinquent. Of the two delinquent loans, one loan totaling $1.4 million was delinquent 90 days at September 30, 2020 and one loan totaling $113,000 was delinquent 30 days at September 30, 2020.

Total loans pledged as collateral against Federal Home Loan Bank of New York borrowings were $184.1 million and $176.9 million as of September 30, 2020 and 2019, respectively.

NOTE F - ACCRUED INTEREST RECEIVABLE

The following is a summary of accrued interest receivable:

	September 30,
	2020	2019
	(In thousands)
Loans	$3,943	$2,005
Investment securities	22	47
Mortgage-backed securities	65	81

Total accrued interest receivable	$4,030	$2,133

NOTE G - PREMISES AND EQUIPMENT

Premises and equipment consist of the following:

	Estimated Useful Lives	September 30,
		2020	2019
		(In thousands)
Land	Indefinite	$3,811	$3,811
Buildings and improvements	10-40 years	21,622	22,524
Furniture, fixtures and equipment	5-10 years	3,407	3,300

		28,840	29,635
Less accumulated depreciation		(14,094)	(13,463)

Premises and equipment, net		$14,746	$16,172

MAGYAR BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

September 30, 2020 and 2019

For the years ended September 30, 2020 and 2019, depreciation expense included in occupancy expense amounted to approximately $854,000 and $871,000, respectively.

Hungaria Urban Renewal, LLC was formed in 2002 and its sole purpose was to purchase the land and construct the office building for which the Company is the primary tenant. The Bank owns a 100% interest in Hungaria Urban Renewal, LLC, which has no other business other than owning the Bank’s main office site. At September 30, 2020, Hungaria Urban Renewal, LLC accounted for approximately $3.1 million and $8.6 million of land and buildings, net of depreciation, respectively. At September 30, 2019, Hungaria Urban Renewal, LLC accounted for approximately $3.1 million and $9.0 million of land and buildings, net of depreciation, respectively.

NOTE H - OTHER REAL ESTATE OWNED

The Company held $2.6 million of real estate owned properties at September 30, 2020 and $7.5 million at September 30, 2019. The Company incurred write-downs totaling $371,000 and $212,000 on these properties for the years ended September 30, 2020 and 2019; these amounts were carried as valuation allowances, unless the properties were sold, at September 30, 2020 and 2019, respectively. Further declines in real estate values may result in increased foreclosed real estate expense in the future. Routine holding costs are charged to expense as incurred and improvements to real estate owned that enhance the value of the real estate are capitalized.

NOTE I - DEPOSITS

A summary of deposits by type of account follows:

	September 30,
	2020	2019
	(In thousands)
Demand accounts	$163,562	$106,422
Savings accounts	74,923	70,598
NOW accounts	65,447	48,164
Money market accounts	188,023	188,115
Certificate of deposit	110,650	100,016
Retirement accounts	15,725	16,760

Total deposits	$618,330	$530,075

The current FDIC insurance limit on bank deposit accounts is $250,000. The aggregate amount of deposit accounts with a minimum denomination of $250,000 was approximately $365.6 million at September 30, 2020 compared with $298.8 million at September 30, 2019. The aggregate amount of certificate deposits, including individual retirement accounts with balance of $250,000 or more was $45.6 million at September 30, 2020 compared with $35.0 million at September 30, 2019.

At September 30, 2020, certificates of deposit (including retirement accounts and brokered certificate deposit accounts) have contractual maturities as follows (in thousands):

Year Ending September 30,
2021	$79,120
2022	26,209
2023	8,738
2024	6,377
2025 and after	5,931

Total	$126,375

MAGYAR BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

September 30, 2020 and 2019

NOTE J - BORROWINGS

1. Federal Home Loan Bank of New York Advances

Long term Federal Home Loan Bank of New York (“FHLBNY”) advances at September 30, 2020 and September 30, 2019 totaled approximately $30.5 million and $36.2 million, respectively. The weighted average interest rate on advances outstanding at September 30, 2020 and 2019 were 2.09% and 2.26%, respectively. The advances were collateralized by unencumbered qualified assets consisting of one-to-four family residential and commercial real estate mortgage loans. Advances are made pursuant to several different credit programs offered from time to time by the FHLBNY.

Long term FHLBNY advances as of September 30, 2020 mature as follows (in thousands):

Year Ending September 30,
2021	$7,130
2022	10,731
2023	4,741
2024	4,384
2025	3,500
Thereafter	—

Total	$30,486

Additionally, the Company has established an Overnight Line of Credit arrangement with the FHLBNY. The total amount available under the line of credit is based on the amount of eligible collateral pledged to the FHLBNY. At September 30, 2020 and 2019, the Company had available credit from the FHLBNY totaling $61.3 million and $76.7 million, respectively. Information concerning short-term borrowings with the FHLBNY is summarized as follows:

	September 30,
	2020	2019
	(Dollars in thousands)
Balance at end of year	$—	$—
Weighted average balance during the year	$—	$743
Maximum month-end balance during the year	$—	$16,800
Average interest rate during the year	—	2.45%

2. Federal Reserve Bank of New York Advances

The company borrowed $36.9 million in Paycheck Protection Program Liquidity Facility advances from the Federal Reserve Bank of New York (“FRBNY”) during the year ended September 30, 2020. The weighted average interest rate on advances outstanding at September 30, 2020 was 0.35%. The advances were collateralized by Paycheck Protection Program loans. The advances are required to be repaid as PPP loans pledged as collateral are repaid or forgiven by the SBA.

MAGYAR BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

September 30, 2020 and 2019

PPPLF advances from the FRBNY as of September 30, 2020 mature as follows (in thousands):

Year Ending September 30,
2021	$—
2022	36,924
2023	—
2024	—
2025	—
Thereafter	—

Total	$36,924

3. Securities Sold Under Reverse Repurchase Agreements

Qualifying repurchase agreements are treated as financings and are reflected as a liability in the Consolidated Balance Sheets. The Company did not have repurchase agreements outstanding at September 30, 2020 and September 30, 2019.

NOTE K – SERVICING POLICY

The Company originates and sells loans receivable secured by one-to four-family residential properties and commercial business loans guaranteed by the Small Business Administration (the “SBA”). The Company has sold loans on a servicing retained basis and on a servicing released basis. Loans sold with servicing retained and servicing released during the year ended September 30, 2020 were $3.9 million and $0, respectively. Loans sold with servicing retained and servicing released during the year ended September 30, 2019 were $2.9 million and $0, respectively. The Company accounts for sales in accordance with ASC 860, Transfers and Servicing. Upon sale, the receivables are removed from the balance sheet, mortgage servicing rights are recorded as an asset for servicing rights retained, and a gain on sale, if applicable, is recognized for the difference between the carrying value of the receivables and the sales proceeds, net of origination costs.

Gains on sales of loans, representing the difference between the total sales price received for the loans and the allocated cost of the loans, are recognized when mortgage loans are sold and delivered to the purchasers. Loans are accounted for as sold when control of the mortgage is surrendered. Control over the mortgage loans is deemed surrendered when (1) the mortgage loans have been isolated from the Company, (2) the buyer has the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the mortgage loans and (3) the Company does not maintain effective control over the mortgage loans through either (a) an agreement that entitles and obligates the Company to repurchase or redeem the mortgage loans before maturity, or (b) the ability to unilaterally cause the buyer to return specific mortgage loans.

MAGYAR BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

September 30, 2020 and 2019

The Company services one-to-four family residential mortgage loans for investors in the secondary mortgage market, which are not included in the Consolidated Balance Sheets. The Company’s fee is a percentage of the principal balance and is recognized as income when received. At September 30, 2020 and 2019, the Company was servicing such sold loans in the amount of $5.2 million and $7.2 million, respectively. Loan servicing includes collecting and remitting loan payments, accounting for principal and interest, contacting delinquent mortgagors, supervising foreclosures and property dispositions in the event of unremedied defaults, making certain insurance and tax payments on behalf of the borrowers and generally administering the loans. Mortgage servicing rights are amortized in proportion to, and over the period of, estimated net servicing revenues and are included in other assets on the Consolidated Balance Sheets. Activity in mortgage servicing rights during the years ended September 30, 2020 and 2019 are summarized as follows:

	September 30,
	2020	2019
	(In thousands)
Beginning balance	$26	$45
Origination of mortgage servicing rights	—	—
Amortization	(14)	(19)

Ending balance	$12	$26

Mortgage servicing rights are carried at the lower of amortized cost or fair value. Fair values are estimated using discounted cash flows based on a current market interest rate.

The Company also services the SBA guaranteed portion of commercial business loans sold to investors in the secondary market, which are not included in the Consolidated Balance Sheets. The Company’s fee is a percentage of the principal balance and is recognized as income when received. At September 30, 2020 and 2019, the Company was servicing SBA loans sold in the amount of $22.2 million and $24.6 million, respectively. Loan servicing includes collecting and remitting loan payments, accounting for principal and interest, contacting delinquent mortgagors, supervising foreclosures and property dispositions in the event of unremedied defaults, making certain insurance and tax payments on behalf of the borrowers and generally administering the loans.

NOTE L - INCOME TAXES

The Company’s income tax expense is comprised of the following components for the years ended September 30, 2020 and 2019:

	September 30,
	2020	2019
	(In thousands)
Income tax expense at the statutory federal tax rate of 21% for the year ended September 30, 2020 and 2019, respectively	$653	$895
State tax expense	323	397
Other	(55)	(27)

Income tax expense	$921	$1,265

MAGYAR BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

September 30, 2020 and 2019

A reconciliation of income tax at the statutory tax rate to the effective income tax expense for the years ended September 30, 2020 and 2019 is as follows:

	September 30,
	2020	2019
	(In thousands)
Income tax expense at statutory rate	$653	$895
Increase (decrease) resulting from:
State income taxes, net of federal income tax benefit	323	397
Tax-exempt income, net	(68)	(64)
Nondeductible expenses	18	26
Employee stock ownership plan	(5)	2
Other, net	—	9

Total income tax expense	$921	$1,265

The major sources of temporary differences and their deferred tax effect at September 30, 2020 and 2019 are as follows:

	September 30,
	2020	2019
	(In thousands)
Allowance for loan losses	$1,799	$1,374
Deferred loan fees	731	76
Unrealized loss, minimum pension liability	620	537
OREO	73	424
Straight line rent	110	118

Gross deferred tax asset	3,333	2,529

Depreciation	(872)	(931)
Discount accretion on investments	(61)	(89)
Employee benefits	(37)	(107)
Net unrealized gain, investment securities available-for-sale	—	(17)
Mortgage servicing rights	(3)	(7)

Gross deferred tax liability	(973)	(1,151)

Net deferred tax asset	2,360	1,378

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences are deductible and carry forwards are available.

There were no valuation allowances for the year ended September 30, 2020 and 2019. The Company has considered future market growth, forecasted earnings, future taxable income, feasible and permissible tax planning strategies in determining the realizability of deferred tax assets. If the Company was to determine that it would not be able to realize a portion of its net deferred tax asset in the future for which there is currently no valuation allowance, an adjustment to the net deferred tax asset would be charged to earnings in the period such determination was made.

On July 1, 2018, the State of New Jersey’s Assembly signed into law a new bill, effective January 1, 2018, that imposed a temporary surtax on corporations earning New Jersey allocated income in excess of $1 million. The surtax was set at a rate of 2.5% for tax years beginning on or after January 1, 2018 through December 31, 2019, and at a rate of 1.5% for years beginning on or after January 1, 2020, through December 31, 2021. On September 29, 2020, the State of New Jersey’s Assembly repealed the scheduled reduction in surtax and extended the temporary 2.5% surtax rate through December 31, 2023. Accordingly, the Company is using an 11.5% State tax rate for the calculation of its State income tax expense the year ended September 30, 2020.

MAGYAR BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

September 30, 2020 and 2019

NOTE M - PENSION PLAN

The Company had a noncontributory defined benefit pension plan (the “Plan”) covering all eligible employees. On January 26, 2006, the Plan was frozen and amended to eliminate future benefit accruals after February 15, 2006.

Plan assets are invested in six diversified investment funds of the Pentegra Retirement Trust (the “Trust”), a no load series open-ended mutual fund. The Trust has been given discretion by the Plan Sponsor to determine the appropriate strategic asset allocation versus plan liabilities, as governed by the Trust’s Statement of Investment Objectives and Guidelines. The long-term investment objective is to be invested 65% in equity securities (equity mutual funds) and 35% in debt securities (bond mutual funds). Asset rebalancing is performed at least annually, with interim adjustments made when the investment mix varies more than 5% from the target (i.e., a 10% target range). Risk/volatility is further managed by the distinct investment objectives of each of the Trust funds and the diversification within each fund.

The following table sets forth the Plan’s funded status and amounts recognized in the Company’s Consolidated Balance Sheets at September 30, 2020 and September 30, 2019.

	September 30,
	2020	2019
	(In thousands)
Actuarial present value of benefit obligations	$5,227	$4,990

Change in benefit obligations
Projected benefit obligation, beginning	$4,990	$4,390
Interest cost	158	182
Actuarial (gain) loss	278	614
Annuity payments and lump sum distributions	(199)	(196)

Projected benefit obligation, end	$5,227	$4,990

Change in plan assets
Fair value of assets, beginning	$3,581	$3,403
Actual return on plan assets	172	124
Employer contributions	25	250
Annuity payments and lump sum distributions	(199)	(196)

Fair value of assets, end	$3,579	$3,581

Funded status included with other liabilities	$(1,648)	$(1,409)

Net pension cost for the years ended September 30, 2020 and 2019 included the following components:

	September 30,
	2020	2019
	(In thousands)
Service cost benefits earned during the year	$—	$—
Interest cost on projected benefit obligation	158	182
Expected return on plan assets	(225)	(233)
Amortization of unrecognized net loss	181	105

Net pension cost	$114	$54

For the year ended September 30, 2020 and 2019, the weighted average discount rate used in determining the actuarial net periodic pension cost was 3.25% and 4.25%, respectively. For the year ended September 30, 2020 and 2019, the weighted average discount rate used in determining the actuarial present value of the projected benefit obligation was 2.75% and 3.25%, respectively.

MAGYAR BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

September 30, 2020 and 2019

The long-term rate-of-return-on-assets assumption was set based on historical returns earned by equities and fixed income securities, adjusted to reflect expectations of future returns as applied to the plan’s target allocation of asset classes. Equities and fixed income securities were assumed to earn rates of return in the ranges of 6-8% and 3-5%, respectively, with an assumed long-term inflation rate of 2.5% reflected within these ranges for the year ended September 30, 2020. When these overall return expectations are applied to the plan’s target allocation, the result is an expected rate of return of 5.0% to 7.0%. Accordingly, the expected long-term rate of return on assets were 6.25% for 2021 and 6.50% for 2020.

Current Asset Allocation

The Plan’s weighted-average asset allocations at September 30, 2020 and 2019, by asset category are as follows:

	September 30,
	2020	2019
Equity securities	64%	61%
Debt securities (bond mutual funds)	35%	36%
Other (money market fund)	1%	3%

Total	100%	100%

The target asset allocation set for the assets of the Plan are in equity securities ranging from 40 percent to 70 percent and in debt securities ranging from 30 percent to 60 percent. In general, the Plan assets are investment securities that are well-diversified in terms of industry, capitalization and asset class. The Plan assets are mostly a mix of mutual funds indexed to the performance of Fortune 500 U.S. companies, debt securities held in bond funds, domestic and foreign common equity funds, and a money market fund. The Plan’s exposure to a concentration of credit risk is limited by the diversification of the investments into various investment options with multiple asset managers.

Expected Contributions

For the fiscal year ending September 30, 2021, the Company expects to contribute $0 to the Plan.

Estimated Future Benefit Payments

The following benefit payments are expected to be paid as follows (in thousands):

October 1, 2020 through September 30, 2021	$225
October 1, 2021 through September 30, 2022	226
October 1, 2022 through September 30, 2023	230
October 1, 2023 through September 30, 2024	246
October 1, 2024 through September 30, 2025	245
October 1, 2025 through September 30, 2030	1,286

Total	$2,458

Included in the funded status of the Plan at September 30, 2020 and 2019, are actuarial losses of $2,060,000 and $1,910,000, respectively. These amounts are included, net of related income tax effects of $620,000 and $537,000, respectively, in the accumulated other comprehensive loss component of stockholders’ equity. During the year ending September 30, 2021, approximately $205,000 of the actuarial losses is expected to be amortized into net periodic pension expense.

The following table presents the Plan assets that are measured at fair value on a recurring basis by level within the fair value hierarchy under ASC Topic 820. Financial assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. See Note R for further detail regarding fair value hierarchy.

MAGYAR BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

September 30, 2020 and 2019

		Fair Value Measurements at Reporting Date Using:
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(In thousands)
At September 30, 2020
Investment Type
Mutual Funds- Equity
Large-Cap Value	$468	$468	$—	$—
Large-Cap Core	576	576	—	—
Mid-Cap Core	220	220	—	—
Small-Cap Core	196	196	—	—
Non-U.S. Core	833	833	—	—
Mutual Funds- Fixed Income
Intermediate-Term Core	1,241	1,241	—	—
Cash Equivalents
Money Market	45	45	—	—

Total Investment	$3,579	$3,579	$—	$—

		Fair Value Measurements at Reporting Date Using:
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(In thousands)
At September 30, 2019
Investment Type
Mutual Funds- Equity
Large-Cap Value	$484	$484	$—	$—
Large-Cap Core	500	500	—	—
Mid-Cap Core	205	205	—	—
Small-Cap Core	193	193	—	—
Non-U.S. Core	802	802	—	—
Mutual Funds- Fixed Income
Intermediate-Term Core	1,304	1,304	—	—
Cash Equivalents
Money Market	93	93	—	—

Total Investment	$3,581	$3,581	$—	$—

Equity and debt securities are reported at fair value in the table above utilizing exchange quoted prices in active markets for identical instruments (Level 1 inputs).

NOTE N - NONQUALIFIED COMPENSATION PLAN

The Company maintains a Supplemental Executive Retirement Plan (“SERP”) for the benefit of its senior officers. In addition, the Company also adopted voluntary Deferred Income and Emeritus Plans on behalf of its directors and those directors elected by the Board as “Director Emeritus.” The SERP provides the Company with the opportunity to supplement the retirement income of selected officers to achieve equitable wage replacement at retirement while the Deferred Income Plan provides participating directors with an opportunity to defer all or a portion of their fees into a tax deferred accumulation account for future retirement. The Director Emeritus Plan enables the Company to reward its directors for longevity of service in consideration of their availability and consultation. The SERP is based upon achieving a total retirement benefit equal to a percentage of the participants’ final annual salary.

MAGYAR BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

September 30, 2020 and 2019

In 2001, the Company adopted a New Director Emeritus Plan (the “New Plan”), which supplemented the prior Director Emeritus Plans. Under the New Plan, the directors will be entitled to a benefit upon attainment of his/her benefit age. The directors will receive an annual amount in monthly installments based on his/her total Board and Committee fees in the twelve months prior to attainment of his/her benefit age. The amount will be ten percent (10%) plus two and one-half percent (2 1/2%) for each year of service as a Director, with a minimum of fifty percent (50%), provided the Director has served for at least five (5) years, and a maximum of sixty percent (60%). The maximum benefit increases for any Director serving as Chairman of the Board to seventy-five percent (75%).

The Company funds the plans through a modified endowment contract. Income recorded for the plans represents life insurance income as recorded based on the projected increases in cash surrender values of life insurance policies. As of September 30, 2020 and 2019, the Life Insurance Contracts had cash surrender values of approximately $13,971,000 and $13,647,000, respectively.

The Company is recording benefit costs so that the cost of each participant’s retirement benefits is being expensed and accrued over the participant’s active employment so as to result in a liability at retirement date equal to the present value of the benefits expected to be provided.

NOTE O - 401(K) EMPLOYEE CONTRIBUTION PLAN

The Company has a defined contribution 401(k) plan covering all employees, as defined under the plan document. Employees may contribute to the plan, as defined under the plan document, and the Company can make discretionary contributions. The Company contributed $175,000 to the plan for the years ended September 30, 2020 and 2019, and is included in compensation and employee benefits in the accompanying Consolidated Statements of Operations.

NOTE P - COMMITMENTS

1. Lease Commitments

Approximate future minimum payments under non-cancelable operating leases are due as follows for the years indicated (in thousands):

September 30, 2021	$705
September 30, 2022	592
September 30, 2023	599
September 30, 2024	602
September 30, 2025	378
Thereafter	1,208

Total	$4,084

The Company adopted Accounting Standard Update (“ASU”) No. 2016-02, Leases (Topic 842), on October 1, 2019. Topic 842 requires lessees to recognize a lease liability and a right-of-use (“ROU”) asset, measured at the present value of the future minimum lease payments, at the lease commencement date. The Company adopted this guidance on October 1, 2019, electing the modified retrospective transition approach method that does not adjust previous periods. The Company also elected not to include short-term leases (i.e., leases with initial term of twelve months or less), or equipment leases (deemed immaterial) on the consolidated statements of condition as provided for in the guidance.

The Company has operating leases for five branch locations. Our leases have remaining lease terms of up to 11 years, some of which include options to extend the leases for up to 10 additional years. Operating leases are recorded as ROU assets and lease liabilities and are included within Other assets and Accounts payable and other liabilities, respectively, on our Consolidated Balance Sheets.

MAGYAR BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

September 30, 2020 and 2019

Operating lease ROU assets represent our right to use an underlying asset during the lease term and operating lease liabilities represent our obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at lease commencement base on the present value of the remaining lease payments using a discount rate that represents our incremental borrowing rate. The Company recorded a $3.8 million operating lease right-of-use asset and operating lease liability beginning October 1, 2019. The incremental borrowing rate used by the Company to value its operating leases was based on the interpolated term advance rate available from the Federal Home Loan Bank of New York, based on the remaining lease term as of October 1, 2019.

At September 30, 2020, the Company’s operating lease right-of-use assets and operating lease liabilities totaled $3.2 million and $3.6 million, respectively.

The following table presents the balance sheet information related to our leases:

September 30, 2020
(Dollars in thousands)
Operating lease right-of-use asset	$3,240
Operating lease liabilities	$3,631
Weighted average remaining lease term in years	7.5
Weighted average discount rate	2.2%

The following table summarizes the maturity of our remaining lease liabilities by year:

September 30, 2020
(In thousands)
For the Year Ending:
2021	$705
2022	595
2023	602
2024	602
2025	378
2026 and thereafter	1,150

Total lease payments	4,032
Less imputed interest	(401)

Present value of lease liabilities	$3,631

Total rental expense, included in occupancy expense, was approximately $802,000 and $791,000 for the years ended September 30, 2020 and 2019, respectively.

2. Contingencies

The Company and its subsidiaries, from time to time, are a party to routine litigation that arises in the normal course of business. In the opinion of management, the resolution of this litigation, if any, would not have a material adverse effect on the Company’s consolidated financial position or results of operations.

NOTE Q - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company may use derivative financial instruments, such as interest rate floors and collars, as part of its interest rate risk management. Interest rate caps and floors are agreements whereby one party agrees to pay or receive a floating rate of interest on a notional principal amount for a predetermined period of time if certain market interest rate thresholds are met. The Company considers the credit risk inherent in these contracts to be negligible. As of September 30, 2020 and 2019, the Company did not hold any interest rate floors or collars.

MAGYAR BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

September 30, 2020 and 2019

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments are commitments to extend credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the Consolidated Balance Sheets.

The Company’s exposure to credit loss in the event of nonperformance by the other parties to the financial instrument for commitments to extend credits is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

At September 30, 2020 and 2019, the Company had outstanding commitments (substantially all of which expire within one year) to originate one-to four-family residential loans, construction loans, commercial real estate loans, commercial business loans and consumer loans. These commitments were comprised of fixed and variable rate loans.

	September 30,
	2020	2019
	(In thousands)
Financial instruments whose contract amounts represent credit risk
Letters of credit	$1,041	$1,315
Unused lines of credit	78,632	56,405
Fixed rate loan commitments	5,240	3,362
Variable rate loan commitments	15,864	12,141

Total	$100,777	$73,223

NOTE R - FAIR VALUE DISCLOSURES

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. The Company’s securities available-for-sale are recorded at fair value on a recurring basis. Additionally, from time to time, the Company may be required to record at fair value other assets or liabilities on a non-recurring basis, such as held-to-maturity securities, mortgage servicing rights, loans receivable and other real estate owned, or OREO. These non-recurring fair value adjustments involve the application of lower-of-cost-or-market accounting or write-downs of individual assets.

In accordance with ASC 820, Fair Value Measurements and Disclosures (“ASC 820”), the Company groups its assets and liabilities at fair value in three levels, based on the markets in which the assets are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1-	Valuation is based upon quoted prices for identical instruments traded in active markets.

Level 2-	Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3-	Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect our own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include the use of option pricing models, discounted cash flow models and similar techniques. The results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability.

The Company bases its fair values on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

MAGYAR BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

September 30, 2020 and 2019

The following is a description of valuation methodologies used for assets measured at fair value on a recurring basis.

Securities available-for-sale

The Company’s available-for-sale portfolio is carried at estimated fair value on a recurring basis, with any unrealized gains and losses, net of taxes, reported as accumulated other comprehensive income/loss in stockholders’ equity. The securities available-for-sale portfolio consists of U.S. government and government-sponsored enterprise obligations, municipal bonds, and mortgage-backed securities. The fair values of these securities are obtained from an independent nationally recognized pricing service. An independent pricing service provides prices which are categorized as Level 2, as quoted prices in active markets for identical assets are generally not available for the securities.

The following table provides the level of valuation assumptions used to determine the carrying value of the Company’s assets measured at fair value on a recurring basis at September 30, 2020 and 2019:

	Fair Value at September 30, 2020
	Total	Level 1	Level 2	Level 3
	(In thousands)
Securities available for sale:
Obligations of U.S. government agencies:
Mortgage-backed securities - residential	$364	$—	$364	$—
Obligations of U.S. government-sponsored enterprises:
Mortgage-backed securities-residential	9,194	—	9,194	—
Debt securities	5,003	—	5,003	—

Total securities available for sale	$14,561	$—	$14,561	$—

	Fair Value at September 30, 2019
	Total	Level 1	Level 2	Level 3
	(In thousands)
Securities available for sale:
Obligations of U.S. government agencies:
Mortgage-backed securities - residential	$495	$—	$495	$—
Obligations of U.S. government-sponsored enterprises:
Mortgage-backed securities-residential	14,708	—	14,708	—
Debt securities	1,500	—	1,500	—

Total securities available for sale	$16,703	$—	$16,703	$—

The following is a description of valuation methodologies used for assets measured at fair value on a non-recurring basis.

Mortgage Servicing Rights

Mortgage Servicing Rights (MSR’s) are carried at the lower of amortized cost or estimated fair value. The estimated fair value of MSRs is determined through a calculation of future cash flows, incorporating estimates of assumptions market participants would use in determining fair value including market discount rates, prepayment speeds, servicing income, servicing costs, default rates and other market driven data, including the market’s perception of future interest rate movements and, as such, are classified as Level 3. No valuation write-downs were made to MSR’s during the years ended September 30, 2020 and 2019.

MAGYAR BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

September 30, 2020 and 2019

Impaired Loans

Loans which meet certain criteria are evaluated individually for impairment. A loan is impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. All amounts due according to the contractual terms means that both the contractual interest and principal payments of a loan will be collected as scheduled in the loan agreement. Three impairment measurement methods are used, depending upon the collateral securing the asset: 1) the present value of expected future cash flows discounted at the loan’s effective interest rate; 2) the asset’s observable market price; or 3) the fair value of the collateral if the asset is collateral dependent. The regulatory agencies require this method for loans from which repayment is expected to be provided solely by the underlying collateral. The Company’s impaired loans are generally collateral dependent and, as such, are carried at the estimated fair value of the collateral less estimated selling and disposition costs. Fair value is estimated through current appraisals, and adjusted as necessary, by management, to reflect current market conditions and, as such, are generally classified as Level 3.

Appraisals of collateral securing impaired loans are conducted by approved, qualified, and independent third-party appraisers. Such appraisals are ordered via the Bank’s credit administration department, independent from the lender who originated the loan, once the loan is deemed impaired, as described in the previous paragraph. Impaired loans are generally re-evaluated with an updated appraisal within one year of the last appraisal. However, the Company also obtains updated appraisals on performing construction loans that are approaching their maturity date to determine whether or not the fair value of the collateral securing the loan remains sufficient to cover the loan amount prior to considering an extension. The Company discounts the appraised “as is” value of the collateral for estimated selling and disposition costs and compares the resulting fair value of collateral to the outstanding loan amount. If the outstanding loan amount is greater than the discounted fair value, the Company requires a reduction in the outstanding loan balance or additional collateral before considering an extension to the loan. If the borrower is unwilling or unable to reduce the loan balance or increase the collateral securing the loan, it is deemed impaired and the difference between the loan amount and the fair value of collateral, net of estimated selling and disposition costs, is charged off through a reduction of the allowance for loan loss.

Other Real Estate Owned

Other real estate owned is carried at lower of cost or estimated fair value less disposal costs. The estimated fair value of the real estate is determined through current appraisals, and adjusted as necessary, by management, to reflect current market conditions. As such, other real estate owned is generally classified as Level 3. Valuation write-downs totaling $371,000 were made to five properties held as other real estate owned during the year ended September 30, 2020. The properties were written down based on an updated appraisal of the real estate.

The following tables provide the level of valuation assumptions used to determine the carrying value of our assets measured at fair value on a non-recurring basis at September 30, 2020 and 2019:

	Fair Value at September 30, 2020
	Total	Level 1	Level 2	Level 3
	(In thousands)
Impaired loans	$11,874	$—	$—	$11,874
Other real estate owned	2,594	—	—	2,594

Total	$14,468	$—	$—	$14,468

	Fair Value at September 30, 2019
	Total	Level 1	Level 2	Level 3
	(In thousands)
Impaired loans	$6,835	$—	$—	$6,835
Other real estate owned	7,528	—	—	7,528

Total	$14,363	$—	$—	$14,363

MAGYAR BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

September 30, 2020 and 2019

The following tables present additional quantitative information about assets measured at fair value on a nonrecurring basis and for which Company has utilized Level 3 inputs to determine fair value:

Quantitative Information about Level 3 Fair Value Measurements
(Dollars in thousands)
September 30, 2020	Fair Value Estimate	Valuation Techniques	Unobservable Input	Range (Weighted Average)
Impaired loans	$11,874	Appraisal of collateral (1)	Appraisal adjustments (2)	0% to -50.0% (-11.6%)
Other real estate owned	$2,594	Appraisal of collateral (1)	Liquidation expenses (2)	-6.0% to -27.4% (-14.7%)

Quantitative Information about Level 3 Fair Value Measurements
(Dollars in thousands)
September 30, 2019	Fair Value Estimate	Valuation Techniques	Unobservable Input	Range (Weighted Average)
Impaired loans	$6,835	Appraisal of collateral (1)	Appraisal adjustments (2)	-1.9% to -67.2% (-25.0%)
Other real estate owned	$7,528	Appraisal of collateral (1)	Liquidation expenses (2)	-9.2% to -48.5% (-19.4%)

(1)	Fair value is generally determined through independent appraisals for the underlying collateral, which generally include various level 3 inputs which are not identifiable.
(2)

Appraisals may be adjusted by management for qualitative factors such as economic conditions and estimated liquidation expenses. The range and weighted average of liquidation expenses and other appraisal adjustments are presented as a percent of the appraisal.

The following presents the carrying amount, fair value, and placement in the fair value hierarchy of the Company’s financial instruments carried at cost or amortized cost as of September 30, 2020 and September 30, 2019. This table excludes financial instruments for which the carrying amount approximates fair value, which includes cash and cash equivalents, FHLB stock, bank owned life insurance, accrued interest receivable, interest and non-interest bearing demand, savings deposits, and accrued interest payable. For short-term financial assets such as cash and cash equivalents, the carrying amount is a reasonable estimate of fair value due to the relatively short time between the origination of the instrument and its expected realization. For financial liabilities such as interest-bearing demand, NOW, and money market savings deposits, the carrying amount is a reasonable estimate of fair value due to these products having no stated maturity.

	Carrying Amount	Fair Value	Fair Value Measurement Placement
			(Level 1)	(Level 2)	(Level 3)
	(In thousands)
September 30, 2020
Financial instruments - assets
Investment securities held-to-maturity	$30,443	$30,899	$—	$30,899	$—
Loans	603,110	617,418	—	—	617,418
Financial instruments - liabilities
Certificates of deposit	126,375	128,590	—	128,590	—
Borrowings	67,410	68,386	—	68,386	—

MAGYAR BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

September 30, 2020 and 2019

	Carrying Amount	Fair Value	Fair Value Measurement Placement
			(Level 1)	(Level 2)	(Level 3)
	(In thousands)
September 30, 2019
Financial instruments - assets
Investment securities held-to-maturity	$29,481	$29,344	$—	$29,344	$—
Loans	518,217	527,088	—	—	527,088
Financial instruments - liabilities
Certificates of deposit	116,776	117,730	—	117,730	—
Borrowings	36,189	36,583	—	36,583	—

NOTE S - REGULATORY CAPITAL

The Company and Bank are required to maintain minimum amounts of capital to total “risk-weighted” assets, as defined by the banking regulators. Failure to meet minimum capital requirements can initiate certain mandatory and possibly discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and Bank must meet specific capital guidelines that involve quantitative measures of the Company’s and Bank’s assets, liabilities, and certain off balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

The federal banking agencies substantially amended the regulatory risk-based capital rules applicable to the Bank in 2015. The amendments implemented the “Basel III” regulatory capital reforms and changes required by the Dodd-Frank Act. The rule includes a minimum common equity Tier 1 capital (“CET1”) to risk-weighted assets ratio of 4.5% of risk-weighted assets, a minimum Tier 1 capital to risk-weighted assets of 6.0% and a minimum leverage ratio of 4.0%. The required minimum ratio of total capital to risk-weighted assets is 8.0%.

The amended rules also established a “capital conservation buffer” of 2.5% above the new regulatory minimum capital ratios, and resulted in the following phased-in minimum ratios: (i) a common equity Tier 1 capital ratio of 7.0%; (ii) a Tier 1 capital ratio of 8.5%; and (iii) a total capital ratio of 10.5%. An institution will be subject to limitations on paying dividends, engaging in share repurchases, and paying discretionary bonuses if its capital level falls below the buffer amount. These limitations established a maximum percentage of eligible retained income that could be utilized for such actions.

As of September 30, 2020, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank’s category.

The following tables set forth the Company’s and the Bank’s actual and required capital levels under those measures:

	At September 30, 2020		Required for capital adequacy purposes	To be well- capitalized under prompt corrective action provisions
	Company	Bank	September 30, 2020	Bank
Tier 1 leverage ratio	7.84%	8.30%	≥4.00%	≥5.00%
CET1	11.84%	11.93%	≥7.00% (1)	≥6.50%
Tier 1 risk-based capital ratio	11.84%	11.93%	≥8.50% (1)	≥8.00%
Total risk-based capital ratio	13.09%	13.18%	≥10.50% (1)	≥10.00%

(1) Includes 2.50% capital conservation buffer

MAGYAR BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

September 30, 2020 and 2019

	At September 30, 2019		Required for capital adequacy purposes	To be well- capitalized under prompt corrective action provisions
	Company	Bank	September 30, 2019	Bank
Tier 1 leverage ratio	8.94%	9.03%	≥4.00%	≥5.00%
CET1	11.84%	11.96%	≥7.00% (1)	≥6.50%
Tier 1 risk-based capital ratio	11.84%	11.96%	≥8.50% (1)	≥8.00%
Total risk-based capital ratio	12.88%	12.99%	≥10.50% (1)	≥10.00%

(1) Includes 2.50% capital conservation buffer